

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Tagish Lake Gold Corp.
(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

British Columbia
(Jurisdiction of Subject Company's Incorporation or Organization)

New Pacific Metals Corp.
(Name of Person(s) Furnishing Form)

Common Shares, Secured and Unsecured Debt
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Tagish Gold Lake Corp.
Graham Dickson, President & CEO
408 – 688 West Hastings Street
Vancouver, BC V6B 1P1
T: 604-688-9427
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Edwin T. Maynard, Partner
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas | New York, NY 10019-6064
(212) 373-3000

July 21, 2010 (Date of Mailing of Exchange Offer Notice)
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

1. Offer to Purchase and Circular, dated July 21, 2010 (the "Circular")
2. Letter of Acceptance and Transmittal
3. Notice of Guaranteed Delivery

Item 2. Informational Legends

The required legend is included on prominent portions of the Circular.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(a) New Pacific Metals Corp.'s (the "Filer") annual information form for the fiscal year ended June 30, 2009 dated October 23, 2009;

(b) the Filer's audited consolidated financial statements as at June 30, 2009 and June 30, 2008 and for the years then ended, together with the report of independent auditors thereon and the notes thereto;

(c) the Filer's management's discussion and analysis of financial condition and results of operations for the financial year ended June 30, 2009;

(d) the Filer's unaudited interim consolidated financial statements for the three and nine months ended March 31, 2010 and the notes thereto;

(e) the Filer's management's discussion and analysis of financial condition and results of operations for the three and nine months ended March 31, 2010;

(f) the Filer's management information circular dated October 23, 2009 in connection with the New Pacific's annual general meeting of shareholders held on November 27, 2009; and

(g) the material change report dated July 20, 2010 announcing the Filer's intention to make the Offer.

PART III

CONSENT TO SERVICE OF PROCESS

New Pacific Metals Corp. is submitting to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW PACIFIC METALS CORP.



Dated: July 22, 2010

Name: Dr. Rui Feng
Title: President

This document is important and requires your immediate attention. *If you have any questions as to how to deal with it, you should consult your investment dealer, stockbroker, trust company, manager, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are the subject of this offer and it is an offence to claim otherwise. This offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.*

July 21, 2010



New Pacific Metals Corp.
新太平洋金属有限公司

OFFER TO PURCHASE

all of the outstanding COMMON SHARES and all of the outstanding DEBT of

TAGISH LAKE GOLD CORP.

on the basis of

FOR THE SHARES: **for each common share of Tagish Lake Gold Corp., at the election of each shareholder:**

$0.06 (Canadian) in cash

or

0.0822 of a New Pacific Share (as defined herein)

or

a combination of 50% in cash and 50% in New Pacific Shares

FOR THE DEBT: **100% of Secured Debt (as defined herein), payable in cash**
100% of Unsecured Debt (as defined herein), payable in cash

New Pacific Metals Corp. ("**New Pacific**" or the "**Offeror**") hereby offers to purchase, upon the terms and subject to the conditions described herein, all of: (i) the issued and outstanding common shares (the "**Tagish Lake Shares**") of Tagish Lake Gold Corp. ("**Tagish Lake**"), including any Tagish Lake Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any currently outstanding securities of Tagish Lake (other than SRP Rights (as hereinafter defined)) that are convertible into or exchangeable or exercisable for Tagish Lake Shares together with the associated rights (the "**SRP Rights**") issued under the Shareholder Rights Plan of Tagish Lake described under "Shareholder Rights Plan" in the accompanying Circular (the "**Share Offer**"); (ii) all of the secured debt of Tagish Lake (the "**Secured Debt Offer**"); and (iii) all of the unsecured debt of Tagish Lake (the "**Unsecured Debt Offer**" and together with the Share Offer and the Secured Debt Offer, the "**Offer**").

Each holder of Tagish Lake Shares: will receive, at their election, $0.06 in cash (the "**Cash Election**") or 0.0822 of a New Pacific common share (each whole common share, a "**New Pacific Share**") (the "**Share Election**"), or a combination of 50% in cash and 50% in New Pacific Shares (the "**Combined Election**"), for each Tagish Lake Share tendered under the Offer (collectively the "**Offered Consideration**") in respect of all of the holder's Tagish Lake Shares properly deposited under the Share Offer, subject to adjustments for fractional shares. **A Tagish Lake Shareholder who does not properly indicate a choice for the Cash Election, the Share Election or the Combined Election on the Letter of Transmittal will be deemed to have chosen the Cash Election for all Tagish Lake Shares deposited under the Offer for which a proper election has not been made.** See Section 1 of the Offer, "The Offer" for specifics of the terms and conditions.

Each Holder of Secured Debt of Tagish Lake: will receive 100% of their proven and accepted amount of debt owing. See definition of "Secured Debt" and Section 1 of the Offer, "The Offer" for specifics of the terms and conditions.

Each Holder of the Unsecured Debt of Tagish Lake: will receive 100% of their proven and accepted amount of debt owing. See definition of "Unsecured Debt" and Section 1 of the Offer, "The Offer" for specifics of the terms and conditions.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. EASTERN TIME ON SEPTEMBER 2, 2010, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN BY NEW PACIFIC (THE "EXPIRY TIME").

The Share Offer and the Unsecured Debt Offer are conditional upon, among other things, there being validly deposited under the Share Offer and not withdrawn at the Expiry Time, such number of Tagish Lake Shares as constitutes, together with the Tagish Lake Shares held by the Offeror, at least 66⅔% of the issued and outstanding Tagish Lake Shares at the Expiry Time (calculated on a fully diluted basis including any Tagish Lake Shares that are issuable upon exercise of options to purchase Tagish Lake Shares ("**Tagish Lake Options**") and other rights to acquire Tagish Lake Shares but excluding Tagish Lake Shares held by Tagish Lake). Each of the conditions of the Offer is set forth in Section 2 of the Offer, "Conditions of the Offer".

As of the date hereof, New Pacific together with its affiliates beneficially owns, directly or indirectly, 14.3 million Tagish Lake Shares. The New Pacific Shares are listed on the TSX Venture Exchange ("**TSXV**") under the symbol "NUX". The Tagish Lake Shares are listed on the TSXV under the symbol "TLG". On July 2, 2010, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the closing price on the TSXV of the New Pacific Shares was $0.76 and the closing price of the Tagish Lake Shares was $0.04. The Offered Consideration represents a premium of approximately 56% over the closing price of the Tagish Lake Shares on the TSXV on July 2, 2010 and a premium of approximately 50% over the volume weighted average price of the Tagish Lake Shares on the TSXV for the 20 days, and year to date, ended July 2, 2010.

For a discussion of risks and uncertainties you should consider in evaluating the Share Offer and ownership of New Pacific Shares, see Section 6 of the Circular, "Risk Factors Related to the Offer", as well as the section entitled "Risk Factors" on pages 7 through 11 of New Pacific's Annual Information Form for the year ended June 30, 2009 dated October 23, 2009 incorporated by reference into the Offer and Circular.

NOTICE TO TAGISH LAKE SHAREHOLDERS IN THE UNITED STATES

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Share Offer is made for the securities of a Canadian issuer and the Offer is subject to applicable disclosure requirements in Canada. Tagish Lake Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with Canadian GAAP, and have been prepared in accordance with Canadian auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States companies. The Offeror is permitted to prepare the Offer and the Circular in accordance with Canadian disclosure requirements.

Tagish Lake Shareholders in the United States should be aware that the disposition of their Tagish Lake Shares and the acquisition of New Pacific Shares by them as described herein may have tax consequences both in the United States and in Canada. The tax consequences to holders of Tagish Lake Options in the United States are not described in the Circular. Tagish Lake Shareholders in the United States should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to dispose of their Tagish Lake Shares. See "Certain Canadian Federal Income Tax Considerations" in Section 20 of the Circular and "United States Federal Income Tax Warning" in Section 21 of the Circular.

The enforcement by Tagish Lake Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Canada, that some or all of its officers and directors may be residents of jurisdictions outside the United States, that some or all of the experts named herein may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of the Offeror and said persons may be located outside the United States.

Tagish Lake Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Tagish Lake Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Tagish Lake Shares, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

NOTICE TO ALL TAGISH LAKE SHAREHOLDERS

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Share Offer is not being made to, nor will deposits be accepted from or on behalf of, Tagish Lake Shareholders in any jurisdiction in which the making or acceptance of the Share Offer would not be in compliance with the laws of such jurisdiction. However, New Pacific may, in its sole discretion, take such action as it may deem necessary to extend the Share Offer to Tagish Lake Shareholders in any such jurisdiction.

Tagish Lake Shareholders who wish to accept the Share Offer and deposit their Tagish Lake Shares must properly complete and execute the accompanying Letter of Transmittal (printed on yellow paper) or a manually signed facsimile thereof and deposit it, together with the certificates representing their Tagish Lake Shares and all other required documents, at the Toronto office of the Depositary in accordance with the instructions in the Letter of Transmittal or request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction on their behalf. Alternatively, Tagish Lake Shareholders may (1) accept the Share Offer by following the procedures for book-entry transfer of Tagish Lake Shares described in Section 5 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer"; or (2) accept the Share Offer where the certificates representing the Tagish Lake Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the accompanying Notice of Guaranteed Delivery (printed on green paper) or a manually signed facsimile thereof. Tagish Lake Shareholders whose Tagish Lake Shares are registered in the name of a nominee should consult their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Tagish Lake Shares. Tagish Lake Shareholders will not be required to pay any fee or commission if they accept the Share Offer by depositing their Tagish Lake Shares directly with the Depositary.

New Pacific has engaged Kingsdale Shareholder Services Inc. ("**Kingsdale**") to act as the depositary (the "**Depositary**") under the Offer and they have also been engaged to act as the information agent (the "**Information Agent**") to provide a resource for information for Tagish Lake Shareholders. Questions and requests for assistance may be directed to the Depositary and Information Agent for the Offer. Contact details for Kingsdale may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Depositary and Information Agent at its office specified on the back page of this document. Copies of this document and related materials may also be found at www.sedar.com.

NOTICE TO HOLDERS OF TAGISH LAKE OPTIONS AND SECURITIES CONVERTIBLE INTO TAGISH LAKE SHARES

The Share Offer is made only for Tagish Lake Shares and is not made for any Tagish Lake Options or other rights to acquire Tagish Lake Shares (other than SRP Rights). The public disclosure of Tagish Lake indicates there are no warrants to acquire Tagish Lake Shares outstanding. Any holder of Tagish Lake Options or other rights to acquire Tagish Lake Shares (other than SRP Rights) who wishes to accept the Share Offer should, to the extent permitted by their terms and applicable law, fully exercise such Tagish Lake Options or other rights in order to obtain certificates representing Tagish Lake Shares that may be deposited in accordance with the terms of the Share Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to assure the holder of such Tagish Lake Options or other rights to acquire Tagish Lake Shares (other than SRP Rights) will have certificates representing the Tagish Lake Shares received on such exercise available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

The tax consequences to holders of Tagish Lake Options or other rights to acquire Tagish Lake Shares of exercising or not exercising their Tagish Lake Options or other rights to acquire Tagish Lake Shares are not described in the Circular. Holders of Tagish Lake Options or other rights to acquire Tagish Lake Shares should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Tagish Lake Options or other rights to acquire Tagish Lake Shares.

NOTICE TO HOLDERS OF SECURED DEBT AND UNSECURED DEBT OF TAGISH LAKE

The holders of Secured Debt may accept the Secured Debt Offer by contacting New Pacific by fax (604) 669-9387 or by email at debtinfo@newpacificmetals.com, and arranging for delivery of a "notice of intent to assign secured debt" in the form to be provided by New Pacific.

The holders of Unsecured Debt may accept the Unsecured Debt Offer by contacting New Pacific by fax (604) 669-9387 or by email at debtinfo@newpacificmetals.com, and arranging for delivery of a "notice of intent to assign unsecured debt" in the form to be provided by New Pacific.

STATEMENTS REGARDING FORWARD LOOKING INFORMATION

The Offer and Circular, including the schedules attached hereto, the pro forma consolidated financial statements of the Offeror, and some of the material incorporated by reference into the Offer and Circular, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as "**forward-looking statements**"). Forward looking statements include statements with respect to possible events, the proposed transaction, the business, operations and financial performance and condition each of New Pacific, Tagish Lake and the Combined Company, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance coverage. The words "plans," "expects," "is expected," "scheduled," "estimates," "forecasts," "intends," "anticipates," or "believes," or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might," or "will be taken," "occur" and similar expressions identify forward looking statements.

Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by New Pacific as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward looking statements. The estimates and assumptions of New Pacific contained or incorporated by reference in the Offer and Circular which may prove to be incorrect, include, but are not limited to, (1) that New Pacific will be successful in acquiring 100% or even 66⅔% of the outstanding Tagish Lake Shares, (2) that all required third party contractual, regulatory and governmental approvals to the Offer will be obtained and all other conditions to completion of the transactions will be satisfied or waived, (3) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (4) permitting, development, expansion and power supply proceeding on a basis consistent with New Pacific's current expectations; (5) permitting and development proceeding on a basis consistent with New Pacific's current expectations; (6) in the case of New Pacific's financial statements, the exchange rate between the Canadian dollar and the Chinese yuan being approximately consistent with current levels; (7) certain price assumptions for gold; (8) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (9) the accuracy of New Pacific's and Tagish Lake's current mineral resource estimates; and (11) labour and materials costs increasing on a basis consistent with New Pacific's current expectations.

Known and unknown factors could cause actual results or events to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, fluctuations in the currency markets; fluctuations in the spot and forward price of precious and base metals or certain other commodities (such as diesel fuel and electricity); changes in interest rates; disruption to the credit markets and delays in obtaining financing; inflationary pressures; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, China, or other countries in which New Pacific or Tagish Lake does or may carry on business; business opportunities that may be presented to, or pursued by New Pacific; New Pacific's ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; actual results of exploration activities; the possibility of cost overruns or unanticipated expenses; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining and renewing necessary licenses and permits; the impact of Chinese law on New Pacific's operations; relations with first nations groups having an interest in the properties on which Tagish Lake holds its permits; contests over title to properties, particularly title to undeveloped properties; and the occurrence of natural disasters, hostilities, acts of war or terrorism. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). The following factors, amongst others, related to the business combination of New Pacific and Tagish Lake could cause actual results to differ materially from forward looking statements, including those contained in Section 4 of the Circular, "Benefits of the Offer" and Section 5 of the Circular "Purpose of the Offer and New Pacific's Plans for Tagish Lake": the New Pacific Shares issued in connection with the Offer may have a market value lower than expected; the businesses of New Pacific and Tagish Lake may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected benefits from the combination of New Pacific and Tagish Lake may not be fully realized or not realized within the expected time frame. All of the forward looking statements made in the Offer and Circular are qualified by these cautionary statements and those made in Section 6 of the Circular, "Risk Factors Related to the Offer". These factors are not intended to represent a complete list of the factors that could affect New Pacific and the combination of New Pacific and Tagish Lake. Additional factors are noted elsewhere in the Offer and Circular and in the documents incorporated by reference therein. Although New Pacific has attempted to identify important factors that could cause actual results or events to differ materially from those described in forward looking statements, there may be other factors that could cause results or events not to be as anticipated, estimated or intended. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, undue reliance should not be placed on forward looking statements. New Pacific undertakes no obligation to update publicly or otherwise revise any forward looking statements or the foregoing list of assumptions or factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in the Offer and Circular or as otherwise required by law.

INFORMATION CONCERNING TAGISH LAKE

Except as otherwise indicated, the information concerning Tagish Lake contained in the Offer and Circular has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities, the British Columbia Supreme Court registry, the website of Grant Thornton LLP, the Monitor of Tagish Lake appointed by the Supreme Court of British Columbia (the "**Court**") in the *Companies' Creditors Arrangement Act* (R.S.C., 1985, c. C-36) ("**CCAA**") proceedings, and other public sources. Tagish Lake has not reviewed this Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of Tagish Lake contained herein. Although New Pacific has no knowledge that would indicate that any statements contained herein concerning Tagish Lake taken from or based upon such documents and records are untrue or incomplete, neither New Pacific nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Tagish Lake's financial statements or Tagish Lake's mineral resource estimates, or for any failure by Tagish Lake to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to New Pacific.

As New Pacific has not had an opportunity to conduct due diligence regarding Tagish Lake's business or assets, New Pacific has limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from Tagish Lake's publicly available documents or records or whether there has been any failure by Tagish Lake to disclose events that may have occurred or may affect the significance or accuracy of any information.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to "$" or "dollars" in the Offer and Circular refer to Canadian dollars and all references to "US$" in this Offer and Circular refer to United States dollars. New Pacific's financial statements incorporated by reference are reported in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles ("**Canadian GAAP**").

NOTE CONCERNING MINERAL RESOURCE CALCULATIONS

Information in the Offer and Circular, including information incorporated by reference, and disclosure documents of New Pacific that are filed with Canadian securities regulatory authorities concerning mineral properties have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.

Without limiting the foregoing, these documents use the terms "measured resources", "indicated resources" and "inferred resources". Tagish Lake Shareholders in the United States are advised that, while such terms are recognized and required by

Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report "resources" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in these documents may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 — *Standards of Disclosure for Mineral Projects* ("**NI 43-101**") is a rule developed by the Canadian Securities Administrators, which has established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates of New Pacific contained in this Offer and Circular, including information incorporated by reference, have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE OFFER

The following are some of the questions with respect to the Offer that you, as a holder of Tagish Lake Shares, Secured Debt of Tagish Lake, or Unsecured Debt of Tagish Lake may have and the answers to those questions. These questions and answers are not meant to be a substitute for the more detailed description and information contained in this Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, and the notice of intent to assign secured debt or notice of intent to assign unsecured debt, as the case may be. The information contained in these questions and answers is qualified in its entirety by the more detailed descriptions and information contained in the Offer and Circular, the Letter of Transmittal the Notice of Guaranteed Delivery, and the notice of intent to assign secured debt or notice of intent to assign unsecured debt, as the case may be. Therefore, we urge you to read carefully the entire Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery, and the notice of intent to assign secured debt or notice of intent to assign unsecured debt, as the case may be, prior to making any decision regarding whether or not to tender your Tagish Lake Shares or accept the Secured Debt Offer or the Unsecured Debt Offer. We have included cross references in this question and answer section to other sections of the Offer and Circular where you will find more complete descriptions of the topics mentioned below. Unless otherwise defined herein, capitalized terms have the meanings given to them in the Glossary below.

Who is offering to buy my Tagish Lake Shares?

We, New Pacific, are a company principally engaged in the exploration for gold resources in China. We are a British Columbia, Canada company and our common shares are listed on the TSXV under the symbol "NUX". As at the date hereof we hold, through a subsidiary, 14.3 million shares of Tagish Lake Shares, representing 9.10% of the issued and outstanding Tagish Lake shares on a fully-diluted basis.

See Section 1 of the Circular, "New Pacific".

What is New Pacific proposing?

We are offering to purchase that number of Tagish Lake Shares which, when added to the 14.3 million Tagish Lake Shares already held by us, will equal at least 66⅔% of the issued and outstanding Tagish Lake Shares (calculated on a fully-diluted basis, excluding 1.0 million Tagish Lake Shares held by Tagish Lake), subject to the terms and conditions set forth in the following Offer and Circular.

We are also proposing to acquire, by payout and assignment, the Secured Debt and Unsecured Debt of Tagish Lake.

See Section 1 of the Offer, "The Offer" and Section 2 of the Offer, "Conditions of the Offer".

What price are you offering to purchase my Tagish Lake Shares?

For each Tagish Lake Share you hold and validly tender in accordance with the terms of the Offer and do not subsequently withdraw, we are offering, at your election, $0.06 in cash or 0.0822 of a New Pacific Share or a combination thereof for each Tagish Lake Share deposited under the Share Offer. A Tagish Lake Shareholder who does not properly indicate a choice for the Cash Election, the Share Election or the Combined Election on the Letter of Transmittal will be deemed to have chosen the Cash Election for all Tagish Lake Shares deposited under the Share Offer for which a proper election has not been made.

What price are you offering to purchase my Secured Debt?

Holders of Secured Debt will receive 100% of the proven and accepted amount of their Secured Debt in cash, without condition.

What price are you offering to purchase my Unsecured Debt?

Holders of Unsecured Debt will receive 100% of the proven and accepted amount of their Unsecured Debt in cash, on certain conditions as set out in Section 2, "Conditions of the Offer".

What are some of the significant conditions of the Offer?

The Share Offer is subject to several conditions, some of the most important of which are as follows:

- there being validly deposited under the Share Offer and not withdrawn at the Expiry Time, Tagish Lake Shares representing, when added to the 14.3 million Tagish Lake Shares already held by the Offeror, not less than 66⅔% of the total outstanding Tagish Lake Shares (calculated on a fully-diluted basis, excluding 1.0 million Tagish Lake Shares held by Tagish Lake);

- since we have not had an opportunity to conduct due diligence regarding Tagish Lake's business or assets, the Share Offer is also conditional on us not discovering a misrepresentation by Tagish Lake in any of its publicly available documents and records on file with Canadian securities regulatory authorities or facts that give rise to a Material Adverse Effect on Tagish Lake or any of its affiliates or subsidiaries; and

- the Shareholder Rights Plan being waived, invalidated or cease traded.

The Unsecured Debt Offer is subject to the same conditions as the Share Offer, but is also subject to the conditions that:

- we take up and pay for Tagish Lake Shares pursuant to the Share Offer; and

- at least 50% of the Unsecured Creditors of Tagish Lake holding Unsecured Debt representing in aggregate not less than 66⅔% of the Unsecured Debt then outstanding accept the Unsecured Debt Offer.

The Secured Debt Offer is unconditional.

Each of the Share Offer, the Secured Debt Offer and the Unsecured Debt Offer is a separate and independent offer. The conditions to each of the Share Offer and the Unsecured Debt Offer are for the exclusive benefit of the Offeror and, where permitted, may be waived, in whole or in part, in respect of either the Share Offer or the Unsecured Debt Offer, or both, at any time and from time to time at the discretion of the Offeror.

See Section 2 of the Offer, "Conditions of the Offer", for additional conditions of the Offer.

Why is New Pacific buying Tagish Lake?

We want to acquire Tagish Lake's Skukum Creek Property (as defined herein), and bring it to production. The management of Tagish Lake has not been effective in this goal, and on April 9, 2010, Tagish Lake sought and received court ordered protection from its Creditors under the *Companies' Creditors Arrangement Act* (R.S.C., 1985, c. C-36) (the "**CCAA**"). Tagish Lake's major creditor, YS Mining Company Inc. ("**YS Mining**"), previously took an assignment of $1.5 million worth of Tagish Lake's Secured Debt from a commercial lender in November 2009. YS Mining holds security for that debt against all of Tagish Lake's present and after acquired personal property, mineral rights and the Skukum Creek Property. That debt is in default and the security may be acted upon to seize Tagish Lake's assets, but for the protection provided by the CCAA Order (as defined herein). The Tagish Lake Board currently consists of six directors, two of whom are representatives of YS Mining and its 42% shareholder, Yukon-Nevada Gold Corp. ("**Yukon-Nevada**"), and three of whom were previously directors of YS Mining and/or Yukon-Nevada. Only one of Tagish Lakes's directors has never been a director of YS Mining or Yukon-Nevada, although he was nominated by management to be, but not elected as, a director of Yukon-Nevada at Yukon-Nevada's most recent shareholder meeting.

New Pacific approached the Tagish Lake Board of Directors with a proposal, on the same terms as the Offer, to pay out 100% of the debts of Tagish Lake in full and take Tagish Lake out of CCAA protection. To date, the Tagish Lake Board has chosen not to respond to the proposal, and therefore we are presenting the same proposal directly to the Tagish Lake Shareholders and creditors for their own consideration.

If we complete the Share Offer but do not then own 100% of the Tagish Lake Shares, we currently intend to acquire any Tagish Lake Shares not deposited in connection with the Share Offer in a second-step transaction. This transaction may take the form of a Compulsory Acquisition or Subsequent Acquisition Transaction.

See Section 3 of the Circular, "Background", and Section 10 of the Circular, "Acquisition of Tagish Lake Shares Not Deposited Under the Share Offer".

What securities are being sought in the Offer?

We are offering to purchase at least that number of Tagish Lake Shares which, when added to the 14.3 million Tagish Lake Shares currently held by us, will equal at least 66⅔% of the outstanding Tagish Lake Shares (calculated on a fully-diluted basis, excluding 1.0 million Tagish Lake Shares held by Tagish Lake). Based on publicly available information, New Pacific believes that, as at April 30, 2010, there were approximately 144,081,204 Tagish Lake Shares issued and outstanding. 1,057,969 of these shares have been held by Tagish Lake since 2008 when they were returned to Tagish Lake by a shareholder/director in full settlement of a balance receivable, and are not subject to the Share Offer. Our Share Offer includes Tagish Lake Shares that may become outstanding after the date of this Offer, but prior to the Expiry Time, upon the exercise of any Tagish Lake Options or other rights to acquire Tagish Lake Shares (other than SRP Rights). The Offer is not being made for any Tagish Lake Options or other rights to acquire Tagish Lake Shares (other than SRP Rights).

We are also offering to purchase 100% of the Secured Debt and Unsecured Debt in cash.

See Section 1 of the Offer, "The Offer".

How will Tagish Lake Options and other rights to acquire Tagish Lake Shares be treated in the Share Offer?

The Share Offer is made only for outstanding Tagish Lake Shares and not for any Tagish Lake Options, or other rights to acquire Tagish Lake Shares (other than SRP Rights). Any holder of such securities who wishes to accept the Share Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise, exchange or convert such securities sufficiently in advance of the Expiry Time of the Share Offer in order to obtain Tagish Lake Shares that may be deposited in accordance with the terms of the Share Offer.

Will fractional shares be issued in the Share Offer?

No. We will not issue fractional New Pacific Shares. Instead, where a Tagish Lake Shareholder is to receive New Pacific Shares as consideration under the Offer and the aggregate number of New Pacific Shares to be issued to such Tagish Lake Shareholder would result in a fraction of a New Pacific Share being issuable, the number of New Pacific Shares to be received by such Tagish Lake Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or rounded down (if the fractional interest is less than 0.5) to the nearest whole number.

How many New Pacific Shares could be issued pursuant to the Share Offer?

If all of the Tagish Lake Shareholders tender their Tagish Lake Shares to the Share Offer and elect to be paid 50% in cash and 50% in New Pacific Shares, we expect to issue up to 5.3 million New Pacific Shares based on the number of Tagish Lake Shares outstanding as at April 30, 2010 (excluding 14.3 million shares we currently hold) and assuming no additional shares are issued in advance of the successful completion of the Share Offer. There are no Tagish Lake Options currently "in-the-money". Based on New Pacific's review of Tagish Lake's public disclosure, there are no warrants to acquire Tagish Lake Shares issued and outstanding

See Section 1 of the Offer, "The Offer", and Section 5 of the Circular, "Purpose of the Offer and New Pacific's Plans for Tagish Lake — Treatment of Tagish Lake Options".

Will my ownership and voting rights as a shareholder of New Pacific be the same as my ownership and voting rights as Tagish Lake Shareholder?

If all of the Tagish Lake Shareholders tender their Tagish Lake Shares to the Share Offer and elect to be paid 50% in cash and 50% in New Pacific Shares, New Pacific would issue up to 5.3 million New Pacific Shares, which would result in there being a total of approximately 37.2 million New Pacific Shares outstanding (based on the number of New Pacific Shares outstanding as at March 31, 2010), with Tagish Lake Shareholders holding approximately 14.2% of the issued and outstanding New Pacific Shares. Each Tagish Lake Share carries the right to one vote at meetings of Tagish Lake Shareholders. Each New Pacific Share carries the right to one vote at meetings of New Pacific Shareholders.

See Section 8 of the Circular, "Information about New Pacific — Authorized and Outstanding Share Capital", and Section 6 of the Circular, "Risk Factors Related to the Offer".

Will I be able to trade the New Pacific Shares I receive?

You will be able to trade the New Pacific Shares that you receive under the Share Offer. Statutory exemptions allow such trading in Canada, and Tagish Lake Shareholders in the United States holding unrestricted Tagish Lake Shares will be able to trade their New Pacific Shares received under the Share Offer.

How long do I have to decide whether to tender to the Offer?

The Offer is open for acceptance until 5:00 p.m., Eastern Time, on September 2, 2010, or until such other time and date as set out in a notice of variation of the Offer as we determine, issued at any time and from time to time at our discretion.

See Section 4 of the Offer, "Time for Acceptance".

Can the Expiry Time for the Offer be extended?

Yes. We may, at our sole discretion, elect to extend the Expiry Time for the Offer from the time referenced in the answer to the previous question. Under certain circumstances, we may be required to extend the Expiry Time for the Offer under applicable laws. If we elect to extend, or are required to extend, the Expiry Time for the Offer, we will publicly announce the variation and, if required by applicable law, we will mail you a copy of the notice of variation.

See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

How do I tender my Tagish Lake Shares?

If you hold Tagish Lake Shares in your own name, you may accept the Share Offer by depositing certificates representing your Tagish Lake Shares, together with a duly completed and signed Letter of Transmittal, at the office of the Depositary specified in the Letter of Transmittal. If your Tagish Lake Shares are registered in the name of a nominee (commonly referred to as "in street name" or "street form"), you should contact your broker, investment dealer, bank, trust company or other nominee for assistance in tendering your Tagish Lake Shares to the Offer. You should request your nominee to effect the transaction.

Tagish Lake Shareholders may also accept the Share Offer pursuant to the procedures for book-entry transfer detailed in the Offer and Circular and have your Tagish Lake Shares tendered by your nominee through CDS or DTC, as applicable. Tagish Lake Shareholders are invited to contact the Information Agent for further information regarding how to accept the Offer.

See Section 5 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer".

What if I have lost my Tagish Lake Shares certificate(s) but wish to tender my Tagish Lake Shares to the Share Offer?

You should complete your Letter of Transmittal as fully as possible and state in writing the circumstances surrounding the loss and forward the documents to the Depositary. The Depositary will forward a copy to the transfer agent and the transfer agent will advise you of replacement requirements which must be completed and returned before the expiry of the Share Offer.

See Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

If I accept the Share Offer, when will I receive the cash and/or New Pacific Shares?

If the conditions of the Share Offer are satisfied or waived, and if we consummate the Share Offer and take up your Tagish Lake Shares, you will receive the New Pacific Shares and/or cash issued as consideration for the Tagish Lake Shares tendered to the Share Offer promptly after the Expiry Time.

See Section 3 of the Offer, "Take up of and Payment for Deposited Tagish Lake Shares".

Who is the Depositary under the Share Offer?

Kingsdale is acting as Depositary under the Offer. The Depositary will be responsible for receiving certificates representing Deposited Shares and accompanying Letters of Transmittal and other documents. The Depositary is also responsible for receiving Notices of Guaranteed Delivery, giving notices, if required, and making payment for all Tagish Lake Shares purchased by us under the terms of the Offer. The Depositary will also facilitate book-entry tenders of Tagish Lake Shares.

See Section 22 of the Circular, "Depositary".

Will I be able to withdraw previously tendered Tagish Lake Shares?

Yes. You may withdraw Tagish Lake Shares previously tendered by you at any time (i) before Tagish Lake Shares deposited under the Share Offer are taken up by us under the Share Offer, (ii) if your Tagish Lake Shares have not been paid for by us within three business days after having been taken up, and (iii) in certain other circumstances.

See Section 8 of the Offer, "Right to Withdraw Tagish Lake Shares, Secured Debt and Unsecured Debt".

How do I withdraw previously tendered Tagish Lake Shares?

You must send a notice of withdrawal to the Depositary prior to the occurrence of certain events and within the time periods set forth in Section 8 of the Offer, "Right to Withdraw Tagish Lake Shares, Secured Debt and Unsecured Debt", and the notice must contain specific information outlined therein.

How do I accept the Secured Debt Offer or the Unsecured Debt Offer?

If you are a Secured Creditor or an Unsecured Creditor, you may accept the Secured Debt Offer or the Unsecured Debt Offer, as the case may be, by contacting New Pacific by fax (604) 669-9387 or by email at debtinfo@newpacificmetals.com, and arranging for delivery of a notice of intent to assign secured debt or notice of intent to assign unsecured debt, as the case may be, together with such other assignment documents as New Pacific determines are required to effect a proper assignment of the debt in question.

See Section 3(b) of the Offer "Assignment and Payment for Secured Debt and Unsecured Debt".

If I accept the Secured Debt Offer or the Unsecured Debt Offer, when will I receive the cash?

If you accept the Secured Debt Offer, you will receive the cash promptly after the Expiry Time, but in any event, on or before September 30, 2010.

If the conditions of the Share Offer and the Unsecured Debt Offer are satisfied or waived, and if we consummate the Share Offer and the Unsecured Debt Offer, Unsecured Creditors who accept the Unsecured Debt Offer will receive the cash promptly after the Expiry Time.

See Section 3(b) of the Offer "Assignment and Payment for Secured Debt and Unsecured Debt".

Will I be able to withdraw previously tendered Secured Debt and Unsecured Debt?

No, your acceptance of the Secured Debt Offer or the Unsecured Debt Offer, as the case may be, will be irrevocable.

Will I have to pay any fees or commissions?

If you are the registered owner of your Tagish Lake Shares and you tender your Tagish Lake Shares directly to the Depositary you will not have to pay brokerage fees or incur similar expenses. If you own your Tagish Lake Shares through a broker or other nominee and your broker tenders the Tagish Lake Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

What will happen if the Share Offer or the Unsecured Debt Offer is withdrawn?

Unless all of the conditions to the Share Offer, and in the case of the Unsecured Debt Offer, the conditions of the Unsecured Debt Offer, have been satisfied or waived at or prior to the Expiry Time, we will not be obligated to take up and purchase Tagish Lake Shares or Unsecured Debt tendered to the Share Offer and the Unsecured Debt Offer and we may withdraw the Share Offer and the Unsecured Debt Offer. If the Share Offer and the Unsecured Debt Offer are withdrawn in this manner all of your Tagish Lake Shares that were deposited and not withdrawn, and your notice of intent to assign unsecured debt, will be returned to you with no payment.

How will Canadian residents and non-residents of Canada be taxed for Canadian income tax purposes?

Tagish Lake Shareholders who hold their Tagish Lake Shares as capital property for purposes of the Tax Act (as defined herein) and who dispose of such shares to New Pacific in accordance with the Share Election pursuant to the Share Offer will not realize a capital gain or a capital loss as a result of the exchange of their Tagish Lake Shares for only New Pacific Shares. The cost for tax purposes to Tagish Lake Shareholders, of New Pacific Shares received on the Share Offer will generally be equal to the adjusted cost base of their Tagish Lake Shares that are exchanged for New Pacific Shares pursuant to the Share Offer. Alternatively, such Tagish Lake Shareholders will be entitled to recognize for Canadian federal tax purposes the capital gain or capital loss, otherwise determined, from such exchange. Tagish Lake Shareholders who elect to receive cash or a combination of cash and New Pacific Shares in accordance with the Cash Election or the Combined Election, respectively, pursuant to the Share Offer will also recognize a capital gain or capital loss.

With respect to any capital gain realized on the sale of Tagish Lake Shares to New Pacific under the Share Offer by Tagish Lake Shareholders who are non-residents of Canada, the gain will not be subject to tax pursuant to the Tax Act unless those shares constitute "taxable Canadian property" (within the meaning of the Tax Act) to such Tagish Lake Shareholders and the gain is not otherwise exempt from tax under the Tax Act or is exempt pursuant to an applicable income tax treaty.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the more detailed general description of Canadian federal income tax considerations under "Certain Canadian Federal Income Tax Considerations" in Section 20 of the Circular. Tagish Lake Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Tagish Lake Shares pursuant to the Share Offer or a disposition of Tagish Lake Shares pursuant to any Subsequent Acquisition Transaction or Compulsory Acquisition.

THE CANADIAN TAX CONSEQUENCES TO HOLDERS OF SECURED DEBT OR UNSECURED DEBT ARE NOT DEALT WITH HEREIN. SUCH HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS.

Is New Pacific's financial condition relevant to my decision to tender my Tagish Lake Shares in the Share Offer?

Yes. New Pacific Shares will be issued to Tagish Lake Shareholders who validly tender their Tagish Lake Shares, so you should consider our financial condition, and the financial condition of Tagish Lake before you decide to tender your Tagish Lake Shares to the Share Offer. In considering our financial condition, you should review the documents included and incorporated by reference in the Offer and Circular because they contain detailed business, financial and other information about us.

See Section 1 of the Circular, "New Pacific".

If I decide not to tender, how will my Tagish Lake Shares be affected?

If we take up and pay for the Tagish Lake Shares validly tendered, we currently intend to take appropriate action to acquire any Tagish Lake Shares not tendered. We also intend to cause the Tagish Lake Shares acquired under the Offer to be voted in favour of a Subsequent Acquisition Transaction and, to the extent permitted by applicable law, to be counted as part of any minority or independent shareholder approval that may be required in connection with such a transaction. It is our current intention that the consideration to be offered for Tagish Lake Shares under such Compulsory Acquisition or Subsequent Acquisition Transaction will be the same consideration offered under the Share Offer. In connection with such a transaction, you may have dissent rights. We reserve the right not to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, in which case there may cease to be a liquid trading market for your Tagish Lake Shares, which may adversely affect the market price for such shares.

See Section 10 of the Circular, "Acquisition of Tagish Lake Shares Not Deposited Under the Share Offer".

How does the Offer affect the CCAA proceedings?

While the CCAA proceedings may impact the Offer, the Offer is independent from the CCAA proceedings. If we complete the Offer, we currently intend to have Tagish Lake removed from CCAA protection and direct Tagish Lake to make any related court applications.

See Section 5 of the Circular, "Purpose of the Offer and New Pacific's Plans for Tagish Lake".

Will Tagish Lake continue as a public company?

If, as a result of the Share Offer and any subsequent transaction, the number of holders of Tagish Lake Shares is sufficiently reduced, Tagish Lake may become eligible to cease to be a reporting issuer in the provinces of Canada where it is currently a reporting issuer. The rules and the regulations of the TSXV could also, upon the consummation of the Share Offer and/or a subsequent transaction, lead to the delisting of the Tagish Lake Shares from such exchange. To the extent permitted by applicable law, we intend to delist the Tagish Lake Shares from the TSXV and to cause Tagish Lake to cease to be a public company.

See Section 5 of the Circular, "Purpose of the Offer and New Pacific's Plans for Tagish Lake".

What is the market value of my Tagish Lake Shares as at a recent date?

On July 2, 2010, which is the last trading day prior to the date on which we announced our intention to make the Offer, the closing price of the Tagish Lake Shares listed on the TSXV was $0.04. The volume weighted average price of the Tagish Lake Shares on the TSXV for the 20 trading days ended July 2, 2010 was $0.04. The Offered Consideration represents a premium of approximately 56% over the closing price of the Tagish Lake Shares on the TSXV on July 2, 2010 and a premium of approximately 50% over the volume weighted average price of the Tagish Lake Shares on the TSXV for the 20 days, and year to date, ended July 2, 2010.

We urge you to obtain recent quotations for the Tagish Lake Shares and New Pacific Shares before deciding whether or not to tender your Tagish Lake Shares.

See Section 9 of the Circular, "Information About Tagish Lake — Price Range and Trading Volume of Tagish Lake Shares".

If the Share Offer is successful will the Board of Directors and management of Tagish Lake change?

Yes. If the Share Offer is successful it is anticipated that the current management of New Pacific will manage Tagish Lake in place of Tagish Lake's current management and that the Tagish Lake Board of Directors will be replaced by nominees of New Pacific.

See Section 5 of the Offer, "Purpose of the Offer and New Pacific's Plans for Tagish Lake".

Whom can I call with questions about the Offer or for more information?

If you have questions about the Share Offer, you can call our Information Agent, Kingsdale and its affiliates, if you have questions or requests for additional copies of the Offer and Circular. Questions and requests should be directed to the following telephone numbers:

The Information Agent and Depositary for the Offer is:


KINGSDALE
Shareholder Services Inc.

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:
1-888-518-6812
Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

If you have questions about either the Secured Debt Offer or the Unsecured Debt Offer, you can call New Pacific at 604-633-1368 or email your inquiry to debtinfo@newpacificmetals.com.

SUMMARY OF THE OFFER

This summary highlights information more fully discussed elsewhere in the Offer and Circular. This summary is not intended to be complete and is qualified by reference to the more detailed information contained in those documents. Tagish Lake Shareholders, holders of Secured Debt and holders of Unsecured Debt are urged to read the more detailed information about New Pacific, the Offer, if applicable, and the New Pacific Shares provided elsewhere in the Offer and Circular and in the documents incorporated by reference. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Section entitled "Glossary" below.

The Offer

The Offeror is offering, on the terms and subject to the conditions of the Share Offer, to purchase, when combined with the 14.3 million Tagish Lake shares currently held by the Offeror, not less than 66⅔% of the issued and outstanding Tagish Lake Shares, including any Tagish Lake Shares that may become issued and outstanding after the date of this Share Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any currently outstanding securities of Tagish Lake that are convertible into or exchangeable or exercisable for Tagish Lake Shares (other than the SRP Rights), but excluding the 1.0 million Tagish Lake Shares held by Tagish Lake. Each holder of Tagish Lake Shares will receive, at their election, $0.06 in cash or 0.0822 of a New Pacific common share (each whole common share, a "**New Pacific Share**"), or a combination of 50% in cash and 50% in New Pacific Shares, for each Tagish Lake Share tendered under the Share Offer (the "**Offered Consideration**") in respect of all of the holder's Tagish Lake Shares properly deposited under the Share Offer, subject to adjustments for fractional shares. **A Tagish Lake Shareholder who does not properly indicate a choice for the Cash Election, the Share Election or the Combined Election on the Letter of Transmittal will be deemed to have chosen the Cash Election for all Tagish Lake Shares deposited under the Share Offer for which a proper election has not been made.** See Section 1 of the Offer, "The Offer".

Assuming that no Tagish Lake Options are exercised (no Tagish Lake Options are "in-the-money" at the date hereof) and if all of the Tagish Lake Shares that are issued and outstanding as of April 30, 2010 are tendered to the Share Offer, and the shareholders elect to receive New Pacific Shares, and that New Pacific takes up and pays for such Tagish Lake Shares under this Share Offer, New Pacific will issue an aggregate of approximate 10.6 million, of its common shares. If all such Tagish Lake Shares are tendered to the Share Offer, and the holders thereof elect to accept cash consideration for their Tagish Lake Shares, New Pacific will pay $7.7 million in total.

Concurrently with the Share Offer the Offeror is offering, to pay out and take an assignment of all Secured Debt without condition, and all Unsecured Debt on the conditions contained in the Share Offer and the Unsecured Debt Offer. In each case creditors will be paid 100% of their Secured Debt or Unsecured Debt, as the case may be.

See Section 1 of the Offer, "The Offer".

New Pacific

New Pacific is presently engaged in the acquisition, exploration and development of gold-related mineral properties in China. New Pacific is exploring in China for gold-polymetallic metals in the Dayao mountain range located in Guangdong Province (the "**Huaiji Gold Project**"). New Pacific's focus is to strengthen and grow through the exploration and development of its current portfolio of China based projects, in conjunction with seeking the acquisition of high quality mineral projects throughout China, to deliver, within a reasonable period of time, enhanced shareholder value.

New Pacific's strategic vision focuses on the acquisition and selective exploration of projects with significant resource and cash flow potential. New Pacific develops high-margin operations with reasonable development capital profiles quickly and effectively to generate profits as it continues to explore the full potential of those projects. The cash flow New Pacific generates from its profitable operations allows it to fund further exploration, resource expansion and production growth.

New Pacific's common shares are listed on the TSXV under the symbol "NUX".

New Pacific is a Canadian company, incorporated under the laws of the Province of British Columbia. Its principal offices and registered and records office are located at Suite 1378 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4, telephone: (604-633-1368).

New Pacific is a reporting issuer in British Columbia and Alberta and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. Such documents are available at www.sedar.com.

See Section 1 of the Circular, "New Pacific".

Tagish Lake

Tagish Lake is a Canadian company engaged in the business of exploration and development of mining projects. It is currently under Court ordered protection from its creditors as a result of its application for and the granting on April 9, 2010 of an order of the Court under the CCAA. The court order has been amended and updated on May 7, 2010, and July 7, 2010. Tagish Lake's assets are located in the Yukon Territory, Canada, including its Skukum Creek Property. Tagish Lake is incorporated under the laws of the Province of British Columbia and its corporate administrative office is located at 688 West Hastings Street, Suite 408, Vancouver, British Columbia Canada V6B 1P1. The telephone number for its corporate and administrative office is: (604) 681-7737. The Tagish Lake Shares are listed on the TSXV under the symbol "TLG".

See Section 2 of the Circular, "Tagish Lake".

Purpose of the Offer

The purpose of the Share Offer is to enable New Pacific to acquire, when combined with the 14.3 million Tagish Shares currently held by New Pacific, not less than 66⅔% of the outstanding Tagish Lake Shares, including any Tagish Lake Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exercise or exchange of any securities of Tagish Lake that are convertible into or exchangeable or exercisable for Tagish Lake Shares (other than the SRP Rights), but excluding the 1.0 million Tagish Lake Shares held by Tagish Lake. The purpose of the Secured Debt Offer and the Unsecured Debt Offer is to pay out the outstanding debt of Tagish Lake and to remove Tagish Lake from CCAA protection.

Rationale for the Proposed Acquisition

New Pacific believes that Tagish Lake Shareholders will enjoy the following significant benefits from the Offer:

- **Repay debt, remove Tagish Lake from CCAA protection and proceed to develop the Skukum Creek Property.** The future of Tagish Lake and its main asset, the Skukum Creek Gold Property, are in jeopardy under the current management and the Tagish Lake Board, all but one of whom are connected in some respect to Tagish Lake's main creditor YS Mining and YS Mining's 42% shareholder, Yukon-Nevada. Tagish Lake has had to seek protection from its Creditors under the CCAA. In its April 12, 2010 press release, Tagish Lake announced the decision was made by the recently appointed board of directors:

  "...after thorough consultation with its advisors and extensive consideration of all other alternatives. The process will allow [Tagish Lake] to deal comprehensively with its debt burden and to restructure its operations.

  [Tagish Lake] had over $7,000,000 in total current liabilities as of January 31, 2010, including secured and unsecured amounts due to its trade and general creditors, and it is currently unable to meet those liabilities as they become due. YS Mining Company Inc. ("YS Mining") is the Company's largest general secured creditor.

  Pursuant to the general security agreement (the "Macquarie GSA") between the Company and Macquarie Bank Limited, assigned to YS Mining, YS Mining holds a security interest in all of the Company's present and after acquired personal property, all of the Company's present and future Mineral Rights (as defined in the Macquarie GSA) and the mineral projects comprised in the Project (as defined in the Macquarie GSA).

  [Tagish Lake] is in default of the credit facilities secured by the Macquarie GSA. YS Mining has not taken steps to enforce payment of the said credit facilities pursuant to the Macquarie GSA, but is contractually able to do so. The CCAA Order imposes a stay on any enforcement proceedings.

  [Tagish Lake]and YS Mining are currently engaged in negotiations with a view to settling the amount due. [Tagish Lake] is hopeful that the negotiations will be successful but, at the present time, there is no certainty that the negotiations will result in a binding agreement between the parties.

To date, the Company has made investments in and expenditures on its mineral properties of over $30,000,000 and if YS Mining or other secured creditors take steps to enforce their security, the Company will be at risk of losing the investment it has made in the development of the mineral properties…. "

By accepting the Share Offer, Tagish Lake Shareholders will:

- ensure that the Skukum Creek Property is not lost to Creditors;
- by choosing the Share Election or the Combined Election, have the right to participate in the future development of the Skukum Creek Property; and
- by choosing the Share Election or the Combined Election, obtain the benefit of a management team experienced in bringing mining properties to production quickly and efficiently.

- **Significant premium to market price.** On July 2, 2010, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the closing price on the TSXV of the New Pacific Shares was $0.76 and the closing price of the Tagish Lake Shares was $0.04. The Offered Consideration represents a premium of approximately 56% over the closing price of the Tagish Lake Shares on the TSXV on July 2, 2010 and a premium of approximately 50% over the volume weighted average price of the Tagish Lake Shares on the TSXV for the 20 days, and year to date, ended July 2, 2010.

- **New Management.** Only one of the current Tagish Lake directors was elected a director through a vote of shareholders. All other directors were appointed by their fellow board members. The Tagish Lake Shareholders have not had the opportunity to vote for directors since the last annual general meeting held in March 2007. Upon gaining control of Tagish Lake, New Pacific will replace the Tagish Lake Board of Directors and convene an annual general meeting of shareholders. Tagish Lake's Skukum Creek Property will thereafter be managed by a team that is recognized world-wide for efficient and cost effective mine development.

- **Strong financial position.** Based on the unaudited consolidated financial statements of New Pacific as at March 31, 2010 and the unaudited financial statements of Tagish Lake as at April 30, 2010, the Combined Company, on a pro-forma basis, would have a cash and short-term investments position of approximately $7.5 million and debt of $10 million. The Combined Company, based almost entirely on New Pacific's cash position and ability to raise additional funding, will have the financial strength to continue to advance the development of the Skukum Creek Property and New Pacific's existing development project.

- **Accelerated development of the Skukum Creek Property through a dedicated team with a proven track record of successfully permitting, developing and operating narrow-vein, underground mines.** New Pacific is led by Dr. Rui Feng, its President, who has extensive experience in bringing precious metals projects through development and to production in an efficient and cost effective manner. New Pacific has the necessary management resources available to dedicate a team of professionals to advancing the Skukum Creek Property on an expedited basis.

- **Exposure to a diverse portfolio of assets.** Tagish Lake Shareholders who choose the Share Election or the Combined Election will benefit from ongoing exposure to the potential of the Skukum Creek Property and exposure to New Pacific's projects in China, through holding shares in New Pacific.

- **Tax efficient structure.** Tagish Lake Shareholders may receive New Pacific Shares on a tax-deferred basis for Canadian tax purposes by making the Share Election. If the Share Offer constitutes a qualified reorganization for U.S. federal income tax purposes, U.S. resident Tagish Lake Shareholders may also receive New Pacific Shares on a tax deferred basis. See "United States Federal Income Tax Warning".

Conditions of the Offer

The Offeror reserves the right to withdraw the Share Offer and the Unsecured Debt Offer and not take up, purchase or pay for any Tagish Lake Shares deposited under the Offer or pay any Unsecured Creditor who has provided an executed notice of intent to assign unsecured debt to the Offeror, unless all of the conditions of the Offer contained in Section 2 of the Offer, "Conditions of the Offer", are satisfied or, where permitted, waived at or prior to the Expiry Time.

The Share Offer is subject to several conditions, some of the most important of which are as follows:

- there being validly deposited under the Share Offer and not withdrawn at the Expiry Time, Tagish Lake Shares representing, when added to the 14.3 million Tagish Lake Shares already held by the Offeror, not less than 66⅔% of the total outstanding Tagish Lake Shares (calculated on a fully-diluted basis, excluding 1.0 million Tagish Lake Shares held by Tagish Lake);
- there being no discovery by New Pacific of a misrepresentation by Tagish Lake in any of its publicly available documents and records on file with Canadian securities regulatory authorities or facts that give rise to a Material Adverse Effect on Tagish Lake or any of its affiliates or subsidiaries; and
- the Shareholder Rights Plan being waived, invalidated or cease traded.

The Unsecured Debt Offer is subject to the same conditions as the Share Offer, but is also subject to the conditions that:

- the Offeror takes up and pays for Tagish Lake Shares pursuant to the Share Offer; and
- at least 50% of the Unsecured Creditors of Tagish Lake holding Unsecured Debt representing in aggregate not less than 66⅔% of the Unsecured Debt then outstanding having accepted the Unsecured Debt Offer.

The Secured Debt Offer is unconditional.

Each of the Share Offer, the Unsecured Debt Offer and the Secured Debt Offer is a separate and independent offer. The conditions to each of the Share Offer and the Unsecured Debt Offer are for the exclusive benefit of the Offeror and, where permitted, may be waived, in whole or in part, in respect of either the Share Offer or the Unsecured Debt Offer, or both, at any time and from time to time at the discretion of the Offeror.

See Section 2 of the Offer, "Conditions of the Offer", for a description of all of the conditions of the Offer.

Treatment of Tagish Lake Options in the Share Offer

The Share Offer is made only for outstanding Tagish Lake Shares and not for any Tagish Lake Options or other rights to acquire Tagish Lake Shares (other than SRP Rights). Any holder of such securities who wishes to accept the Share Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise, convert or exchange such securities sufficiently in advance of the Expiry Time of the Offer in order to obtain Tagish Lake Shares that may be deposited in accordance with the terms of the Share Offer.

If New Pacific takes up and pays for Tagish Lake Shares under the Offer, it currently intends to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, and take such other action as may be available, structured in a manner so that the holders of Tagish Lake Options will, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, receive New Pacific Shares upon the proper exercise of the Tagish Lake Options. The number of New Pacific Shares so issued and the exercise price will reflect the exchange ratio used in the Share Offer.

Treatment of Fractional Shares

New Pacific will not issue fractional New Pacific Shares under the Share Offer. Instead, where a Tagish Lake Shareholder is to receive New Pacific Shares as consideration under the Share Offer and the aggregate number of New Pacific Shares to be issued to such Tagish Lake Shareholder would result in a fraction of a New Pacific Share being issuable, the number of New Pacific Shares to be received by such Tagish Lake Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or rounded down (if the fractional interest is less than 0.5) to the nearest whole number.

Time for Acceptance

The Offer is open for acceptance until 5:00 p.m., Eastern Time, on September 2, 2010 or until such later time and date to which the Offeror may extend the Expiry Time of the Offer at its discretion, or unless the Offer is withdrawn by the Offeror.

See Section 4 of the Offer, "Time for Acceptance".

Manner of Acceptance

Share Offer

The Share Offer may be accepted by Tagish Lake Shareholders by delivering certificates representing the Tagish Lake Shares that are being deposited, together with a duly completed and signed Letter of Transmittal to the offices of the Depositary specified in the Letter of Transmittal at or before the Expiry Time. The Share Offer will be deemed to be accepted only if the Depositary actually has received these documents at or before the Expiry Time. Tagish Lake Shareholders whose certificates for Tagish Lake Shares are not immediately available may use the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery. **Tagish Lake Shareholders whose Tagish Lake Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Share Offer.**

Tagish Lake Shareholders may accept the Share Offer by following the procedures for book-entry transfer established by CDS and DTC, provided that a Book-Entry Confirmation is received by the Depositary at its office in Toronto, Ontario, prior to the Expiry Time.

Secured Debt Offer and Unsecured Debt Offer

Creditors may accept the Secured Debt Offer or the Unsecured Debt Offer, as the case may be, by contacting New Pacific by phone (604) 633-1368, fax (604) 669-9387 or by email at debtinfo@newpacificmetals.com, and arranging for delivery of a notice of intent to assign secured debt or notice of intent to assign unsecured debt, as the case may be. The notice of intent to assign secured debt or notice of intent to assign unsecured debt, together with all related documents required to effectively assign the debt in question to New Pacific, must be returned to the address specified therein at or before the Expiry Time.

See Section 5 of the Offer, "Manner of Acceptance".

Payment for Deposited Tagish Lake Shares

Upon the terms and subject to the conditions of the Share Offer, following the Expiry Date, New Pacific will take up and pay for Tagish Lake Shares validly deposited under the Share Offer and not withdrawn promptly, but in any event within the time periods prescribed by applicable securities laws. Any Tagish Lake Shares deposited under the Share Offer after the first date on which Tagish Lake Shares has been taken up by New Pacific will be taken up and paid for promptly, but in any event within the time periods prescribed by applicable securities laws. See Section 3 (a) of the Offer, "Take-Up and Payment for Deposited Tagish Lake Shares".

Payment for Deposited Secured Debt and Unsecured Debt

Secured Creditors who accept the Secured Debt Offer will receive payment promptly after the Expiry Time, but in any event, on or before September 30, 2010.

Upon the terms and subject to the conditions of the Share Offer and the Unsecured Debt Offer, Unsecured Creditors who accept the Unsecured Debt Offer will receive payment promptly following the Expiry Date.

Right to Withdraw Tagish Lake Shares, Secured Debt or Unsecured Debt

All deposits of Tagish Lake Shares under the Share Offer are irrevocable unless withdrawn by or on behalf of the depositing Tagish Lake Shareholder at any time before the Tagish Lake Shares have been taken up by the Offeror pursuant to the Share Offer or in the other circumstances discussed in Section 8 of the Offer, "Right to Withdraw Tagish Lake Shares, Secured Debt and Unsecured Debt".

All deposits of Secured Debt or Unsecured Debt will be irrevocable.

Acquisition of Tagish Lake Shares Not Deposited Under the Share Offer

If within four months after the date of the Offer, the Offer has been accepted by holders of at least 90% of the issued and outstanding Tagish Lake Shares, other than Tagish Lake Shares held by, or by a nominee for, the Offeror and its affiliates as of the date of the Share Offer, and the Offeror takes up and pays for such Tagish Lake Shares, the Offeror intends to acquire the remainder of the Tagish Lake Shares via a Compulsory Acquisition.

If the conditions of the Share Offer are satisfied or waived and New Pacific takes up and pays for Tagish Lake Shares validly deposited under the Share Offer and the Offeror is not entitled to effect a Compulsory Acquisition, New Pacific intends to take such action as is necessary, including causing a special meeting of Tagish Lake Shareholders to be called to consider a statutory arrangement involving Tagish Lake, New Pacific, or an affiliate of New Pacific and one or more of Tagish Lake's subsidiaries, for the purpose of enabling New Pacific or an affiliate of New Pacific to acquire all Tagish Lake Shares not acquired pursuant to the Share Offer. New Pacific intends that the value of the consideration offered per Tagish Lake Share under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration paid to Tagish Lake Shareholders under the Share Offer (provided that, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each New Pacific Share shall be deemed to be at least equal in value to each New Pacific Share offered under the Share Offer).

There is no assurance that New Pacific will be able to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction and as a result the liquidity and market price of Tagish Lake Shares remaining outstanding after completion of the Offer may be adversely affected.

See Section 10 of the Circular, "Acquisition of Tagish Lake Shares Not Deposited Under the Share Offer".

Shareholder Rights Plan

On July 8, 2010, the Tagish Lake Board of Directors announced that the TSXV had accepted the Shareholder Rights Plan dated March 15, 2010, which must be ratified by Tagish Lake Shareholders by September 14, 2010.

The Share Offer is not a permitted bid for the purposes of the Shareholder Rights Plan. Accordingly, in order for the Offer to proceed, the Shareholder Rights Plan must be terminated or action must be taken by the Tagish Lake Board of Directors or by a securities commission or court of competent jurisdiction to remove the effect of the Shareholder Rights Plan and permit the Share Offer to proceed.

See Section 19 of the Circular, "Shareholder Rights Plan".

New Pacific believes that at the Expiry Time, Tagish Lake and the Tagish Lake Board of Directors will have had more than adequate time to fully consider the Share Offer and any available alternative transactions and Tagish Lake Shareholders will have had more than adequate time to determine whether to deposit their Tagish Lake Shares under the Share Offer.

The Share Offer is being made on the condition, among other things, that the Shareholder Rights Plan does not and will not adversely affect the Share Offer or New Pacific either before or upon New Pacific taking up shares under the Offer or the purchase of Tagish Lake Shares under a Compulsory Acquisition or a Subsequent Acquisition Transaction.

See Section 2 of the Offer, "Conditions of the Offer".

Certain Canadian Federal Income Tax Considerations

Tagish Lake Shareholders who hold their Tagish Lake Shares as capital property for purposes of the Tax Act and who dispose of such shares to New Pacific in accordance with Share Election pursuant to the Share Offer will not realize a capital gain or a capital loss as a result of the exchange of their Tagish Lake Shares for only New Pacific Shares. The cost for tax purposes to Tagish Lake Shareholders of New Pacific Shares received on the Share Offer will generally be equal to the adjusted cost base of their Tagish Lake Shares that are exchanged for New Pacific Shares pursuant to the Share Offer. Alternatively, such Tagish Lake Shareholders will be entitled to recognize for Canadian federal tax purposes the capital gain or capital loss, otherwise determined, from such exchange. Tagish Lake Shareholders who elect to receive cash or a combination of cash and New Pacific Shares in accordance with the Cash Election or the Combined Election, respectively, pursuant to the Share Offer will also recognize a capital gain or capital loss.

With respect to any capital gain realized on the sale of Tagish Lake Shares to New Pacific under the Share Offer by Tagish Lake Shareholders who are non-residents of Canada, the gain will not be subject to tax pursuant to the Tax Act unless those shares constitute "taxable Canadian property" (within the meaning of the Tax Act) to such Tagish Lake Shareholders and the gain is not otherwise exempt from tax under the Tax Act or is exempt pursuant to an applicable income tax treaty.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the more detailed general description of Canadian federal income tax considerations under "Certain Canadian Federal Income Tax Considerations" in Section 20 of the Circular. Tagish Lake Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Tagish Lake Shares pursuant to the Share Offer or a disposition of Tagish Lake Shares pursuant to any Subsequent Acquisition Transaction or Compulsory Acquisition.

THE CANADIAN TAX CONSEQUENCES TO HOLDERS OF SECURED DEBT OR UNSECURED DEBT ARE NOT DEALT WITH HEREIN. SUCH HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS.

United States Federal Income Tax Warning

New Pacific is not providing any tax advice to Tagish Lake Shareholders resident in the United States, or otherwise subject to U.S. tax laws.

Holders of Tagish Lake Shares are urged to consult their own tax advisors regarding the tax consequences of the acquisition of Tagish Lake Shares pursuant to the offer as well as the resulting ownership and disposition of New Pacific Shares in light of their particular circumstances, including the tax consequences under state, local and non-United States tax law and the possible effects of changes in tax law.

Risk Factors Related to the Offer

An investment in New Pacific Shares is subject to certain risks. Tagish Lake Shareholders should carefully review the risk factors set out in the Offer and Circular and the risks described in New Pacific's Annual Information Form which is incorporated by reference in the Offer and Circular before depositing Tagish Lake Shares pursuant to the Share Offer. See Section 6 of the Circular, "Risk Factors Related to the Offer", and the other information contained in, or incorporated by reference into, the Offer and Circular. Additional risks and uncertainties, including those with respect to the proposed combination of New Pacific and Tagish Lake upon successful completion of the Offer (including a Compulsory Acquisition or a Subsequent Acquisition Transaction) may also adversely affect New Pacific's business.

Depositary

New Pacific has engaged Kingsdale to act as Depositary for the receipt of certificates in respect of Deposited Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer and for the payment for Tagish Lake Shares purchased by New Pacific pursuant to the Offer. The Depositary will receive reasonable and customary compensation from New Pacific for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. New Pacific has also agreed to indemnify the Depositary for certain liabilities, including liabilities under securities laws, and expenses in connection with the Offer.

Information Agent

New Pacific has retained Kingsdale and its affiliates to act as Information Agent in connection with the Share Offer to provide a resource for information for Tagish Lake Shareholders. The Information Agent will receive reasonable and customary compensation from New Pacific for services in connection with the Share Offer and will be reimbursed for certain out-of-pocket expenses.

Regulatory Requirement

The Offer will be subject to obtaining acceptance to the proposed transaction by the TSXV, as well as filing requirements with regulatory authorities in Canada.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The table set out below includes a summary of (i) New Pacific's historical consolidated financial information as at and for the fiscal years ended June 30, 2009 and 2008 and as at March 31, 2010 and for the nine months ended March 31, 2010 and March 31, 2009 and (ii) unaudited pro forma consolidated financial information for New Pacific as at and for the nine months ended March 31, 2010 and for the year ended June 30, 2009. The unaudited pro forma consolidated financial information for New Pacific has been derived from (i) the unaudited interim consolidated financial statements of New Pacific as at and for the nine months ended March 31, 2010; (ii) the audited consolidated financial statements of New Pacific as at and for the year ended June 30, 2009; (iii) the unaudited interim consolidated financial statements of Tagish Lake as at April 30, 2010 and for the periods ended April 30, 2010, July 31, 2009 and July 31,2008; (iv) the audited financial statements of Tagish Lake as at and for the years ended October 31, 2009 and 2008; and (v) such other supplementary information as was available to New Pacific and considered necessary to give pro forma effect to the acquisition of Tagish Lake by New Pacific.

The summary unaudited pro forma consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of New Pacific and the accompanying notes thereto attached as Schedule "A" to the Offer and Circular. The summary unaudited pro forma consolidated financial statement information for New Pacific gives effect to the proposed acquisition of Tagish Lake as if such had occurred as at March 31, 2010 for the purposes of the pro forma consolidated balance sheet information, and as at July 1, 2008 for the purposes of the pro forma consolidated statements of loss for the nine months ended March 31, 2010 and for the year ended June 30, 2009. In preparing the unaudited pro forma consolidated financial statement information, management of New Pacific has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statement information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from the pro forma information presented below. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between New Pacific and Tagish Lake due to the limited publicly available information of Tagish Lake. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma consolidated financial statement information. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of New Pacific and accompanying notes attached as Schedule "A" to the Offer and Circular.

Summary of Historical Financial Information of New Pacific
(All dollar amounts are in 000s', except per share amounts)

					Pro Forma	
	Nine months ended March 31, 2010	**Nine months ended March 31, 2009**	**Year ended June 30, 2009**	**Year ended June 30, 2008**	**Nine months ended March 31, 2010**	**Year ended June 30, 2009**
Consolidated Statements of Operations						
Revenue	$ -	$ -	$ -	$ -	$ -	$ -
Loss before taxes	(1,289)	(516)	(926)	(8,219)	(32,313)	(3,001)
Net loss	(1,289)	(516)	(926)	(6,746)	(31,031)	(2,021)
Net loss per share – basic	(0.04)	(0.02)	(0.03)	(0.21)	(0.83)	(0.05)
Net loss per share – diluted	(0.04)	(0.02)	(0.03)	(0.21)	(0.83)	$ (0.05)
Consolidated Balance Sheets						
Assets	14,624	15,631	15,377	15,194	31,374	n/a
Liabilities	525	691	449	383	13,318	n/a
Shareholders' equity	$ 14,099	$ 14,940	$ 14,928	$ 14,811	$ 18,056	n/a

GLOSSARY

In the Offer and Circular, unless the context otherwise requires, the following terms have the meanings set forth below.

"**affiliate**" has the meaning given to it in the *Securities Act* (British Columbia).

"**Agent's Message**" has the meaning given to it in Section 5 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer".

"**Annual Information Form**" means the annual information form of New Pacific for the fiscal year ended June 30, 2009 dated October 23, 2009, filed with certain Canadian provincial regulatory authorities.

"**Appointee**" has the meaning given to it in Section 5 of the Offer, "Manner of Acceptance — Power of Attorney".

"**Appropriate Regulatory Approvals**" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in connection with the commencement of the Offer or the consummation of the Offer.

"**Acquiring Person**" has the meaning given to it in Section 19 of the Circular, "Shareholder Rights Plan".

"**associate**" has the meaning given to it in the *Securities Act* (British Columbia).

"**BCBCA**" means the *Business Corporations Act* (British Columbia).

"**Book-Entry Confirmation**" means confirmation of a book-entry transfer of a Tagish Lake Shareholder's Tagish Lake Shares into the Depositary's account at CDS or DTC, as applicable.

"**business day**" means any day of the week other than a Saturday, Sunday or a statutory or civic holiday observed in Toronto, Ontario, Canada.

"**Canadian GAAP**" means Canadian generally accepted accounting principles as defined by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants applied on a consistent basis.

"**Cash Election**" means the election of a Tagish Lake Shareholder to receive $0.06 in cash for each Tagish Lake Share tendered by such Tagish Lake Shareholder to the Share Offer.

"**CCAA**" means the *Companies' Creditors Arrangement Act* (R.S.C., 1985, c. C-36).

"**CCAA Order**" means the relief granted by the Court in respect of Tagish Lake on April 9, 2010, as amended and extended on May 7, 2010 and July 7, 2010, and as may be further amended and extended from time to time.

"**CDS**" means the CDS Clearing and Depository Services Inc.

"**CDSX**" means the CDS on-line tendering system pursuant to which book-entry transfers may be effected.

"**Circular**" means the take-over bid circular accompanying the Offer, including the Schedules attached thereto.

"**Combined Company**" means the combined business of New Pacific and Tagish Lake assuming completion of the transaction contemplated herein.

"**Combined Election**" means the election of a Tagish Lake Shareholder to receive a combination of 50% in cash and 50% in New Pacific Shares for each Tagish Lake Share tendered by such Tagish Lake Shareholder to the Share Offer.

"**Compulsory Acquisition**" has the meaning given to it in Section 10 of the Circular, "Acquisition of Tagish Lake Shares Not Deposited Under the Share Offer — Compulsory Acquisition".

"**Court**" means the Supreme Court of British Columbia.

"**CRA**" has the meaning given to it in Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations".

"**Creditors**" means, collectively, the Secured Creditors and the Unsecured Creditors.

"**Depositary**" means Kingsdale Shareholder Services Inc.

"**Deposited Shares**" has the meaning given to it in Section 5 of the Offer, "Manner of Acceptance — Dividends and Distributions".

"**Distributions**" has the meaning given to it in Section 5 of the Offer, "Manner of Acceptance — Dividends and Distributions".

"**DTC**" means the Depository Trust Company.

"**Effective Date**" means the date on which New Pacific first pays for Tagish Lake Shares deposited under the Share Offer.

"**Eligible Institution**" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks or trust companies in the United States.

"**Expiry Date**" means September 2, 2010, or such other date as is set out in a notice of change or a notice of variation of the Offer issued at any time and from time to time extending the period during which Tagish Lake Shares may be deposited under the Share Offer, provided that, if such day is not a business day, then the Expiry Date will be the next business day. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

"**Expiry Time**" means 5:00 p.m., Eastern Time, on September 2, 2010, or such other time as is set out in a notice of change or a notice of variation of the Offer issued at any time and from time to time. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

"**forward looking statements**" has the meaning given to it in "Statements Regarding Forward Looking Information".

"**fully diluted basis**" means, with respect to the number of outstanding Tagish Lake Shares at any time, the number of Tagish Lake Shares that would be outstanding if all rights to acquire Tagish Lake Shares, other than SRP Rights, were exercised, exchanged or converted, including for greater certainty, all Tagish Lake Shares issuable upon the exercise of Tagish Lake Options, whether vested or unvested.

"**GAAP**" means generally accepted accounting principles.

"**Governmental Entity**" means (a) any supranational, national, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative agency, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority; (d) the TSXV; or (e) any quasi governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"**HSR Act**" has the meaning given to it in Section 17 of the Circular, "Regulatory Matters".

"**including**" or "**includes**" means including (or includes) without limitation.

"**Information Agent**" or "**Kingsdale**" means Kingsdale Shareholder Services Inc. and its affiliates.

"**in-the-money**" means with respect to a Tagish Lake Option, a Tagish Lake Option with an exercise price of $0.06 or less.

"**laws**" means all laws, by-laws, statutes, rules, regulations, principles of law, policies, orders, ordinances, decisions, declarations, rulings, directives, judgments, decrees or other requirements of any Governmental Entity and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, which, for greater certainty, shall include the laws of Canada and China, and the term "**applicable**" with respect to such laws and in a context that refers to one or more persons, means such laws as are applicable to such person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities.

"**Letter of Transmittal**" means the letter of acceptance and transmittal in the form accompanying the Offer and Circular (printed on yellow paper or a facsimile thereof).

"**Material Adverse Effect**" means, in respect of any person, any effect, change, event, occurrence or state of facts, that is, or could reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending, or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, licenses, permits, results of operations, prospects, articles, by-laws, rights or privileges of the relevant person.

"**MI 61-101**" means Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*.

"**Minimum Tender Condition**" has the meaning ascribed thereto in paragraph (a) of Section 2 of the Offer, "Conditions to the Offer – Share Offer".

"**New Pacific**" means New Pacific Metals Corp., a corporation existing under the BCBCA and, where the context requires, its subsidiaries.

"**New Pacific Share**" means a common share in the capital of New Pacific.

"**New Pacific Shareholder**" means a holder of New Pacific Shares.

"**NI 43-101**" means National Instrument 43-101 — *Standards of Disclosure for Mineral Projects*.

"**Non-Resident Holder**" has the meaning given to it in Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations".

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery (printed on green paper) in the form accompanying the Offer and Circular or a facsimile thereof.

"**Offer**" means, collectively, the Share Offer, the Secured Debt Offer and the Unsecured Debt Offer.

"**Offer and Circular**" means, collectively, the Offer and the Circular.

"**Offered Consideration**" means the consideration to be paid by New Pacific for the Tagish Lake Shares taken up under the Offer, being, at the election of the tendering Tagish Lake Shareholder, $0.06 in cash, 0.0822 of a New Pacific Share, or a combination of 50% in cash and 50% in New Pacific Shares for each Tagish Lake Share.

"**Offeror**" means New Pacific.

"**Offer Period**" means the period commencing on the date of the Offer and ending at the Expiry Time.

"**person**" includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

"**Purchased Securities**" has the meaning given to it in Section 5 of the Offer, "Manner of Acceptance — Power of Attorney".

"**Resident Holder**" has the meaning given to it in Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations".

"**Rights Certificates**" means the certificates representing the SRP Rights.

"**SEC**" means the United States Securities and Exchange Commission.

"**Secured Creditor**" means those creditors of Tagish Lake which hold valid security for their debt against the assets of Tagish Lake, or hold a valid miner's lien in respect of their debt.

"**Secured Debt**" means the debt of the Secured Creditors that has been proven and accepted in connection with the claims process in Tagish Lake's CCAA proceedings.

"**Shareholder Rights Plan**" means the Shareholder Rights Plan of Tagish Lake dated as of March 15, 2010.

"**Share Election**" means the election of a Tagish Lake Shareholder to receive 0.0822 of a New Pacific Share for each Tagish Lake Share tendered by such Tagish Lake Shareholder to the Offer.

"**Skukum Creek Property**" means Tagish Lake's 100% owned mineral property, Skukum Mineral District, a 178 square kilometre area located 80 km by road south of Whitehorse, Yukon Territory. The Skukum Mineral District hosts the Skukum Creek gold–silver deposit, the Goddell Gully and the Mt. Skukum gold deposits.

"**SRP Rights**" means the rights issued pursuant to the Shareholder Rights Plan

"**Subsequent Acquisition Transaction**" has the meaning given to it in Section 10 of the Circular, "Acquisition of Tagish Lake Shares Not Deposited Under the Share Offer — Subsequent Acquisition Transaction".

"**subsidiary**" means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are at the time owned or over which voting control or direction is exercised, directly or indirectly, by such person and will include any body corporate, partnership, trust, joint venture or other entity over which such person exercises direction or control or which is in a like relation to a subsidiary.

"**Tagish Lake**" means Tagish Lake Gold Corp., a corporation existing under the BCBCA, and, where the context requires, its subsidiaries.

"**Tagish Lake Board of Directors**" or "**Tagish Lake Board**" means the board of directors of Tagish Lake.

"**Tagish Lake Option**" means an option to purchase Tagish Lake Shares granted under the Tagish Lake Option Plan.

"**Tagish Lake Option Plans**" means the Tagish Lake 2003 and 2006 Share Option Plans.

"**Tagish Lake Share**" means a common share in the capital of Tagish Lake.

"**Tagish Lake Shareholder**" means a holder of Tagish Lake Shares.

"**Take-Up Date**" means a date upon which New Pacific takes up or acquires Tagish Lake Shares under the Share Offer. New Pacific reserves the right, to the extent permitted by applicable law, to have multiple Take-Up Dates.

"**Tax Act**" means the *Income Tax Act* (Canada) R.S.C. 1985, c.1 (5th supplement), as amended from time to time.

"**taxable capital gain**" has the meaning given to it in Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations".

"**trading day**" means any day on which trading occurs on the TSXV.

"**Triggering Event**" has the meaning ascribed thereto under "Shareholder Rights Plan" in Section 19 of the Circular.

"**TSXV**" means the TSX Venture Exchange.

"**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

"**Unsecured Creditor**" means those creditors of Tagish Lake which do not hold security for their debt against the assets of the Company, nor hold a valid miner's lien in respect of their debt.

"**Unsecured Debt**" means the debt of the Unsecured Creditors that has been proven and accepted in connection with the claims process in Tagish Lake's CCAA proceedings.

"**U.S. Exchange Act**" means the United States *Securities Exchange Act of 1934*, as amended, and the rules and regulations promulgated thereunder.

"**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended, and the rules and regulations promulgated thereunder.

"**YS Mining**" means YS Mining Company Inc., a British Columbia Company that is the wholly owned subsidiary of Yukon-Shaanxi Mining Company Limited, a Yukon incorporated company that is effectively a corporate joint venture between Yukon-Nevada and Northwest Non-Ferrous International Investment Company Limited.

"**Yukon-Nevada**" means Yukon-Nevada Gold Corp., a British Columbia incorporated company and a 42% shareholder of YS Mining.

OFFER

July 21, 2010

TO: **THE HOLDERS OF TAGISH LAKE SHARES**

AND TO: **THE HOLDERS OF SECURED DEBT**

AND TO: **THE HOLDERS OF UNSECURED DEBT**

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information and should be read carefully before making a decision with respect to the Offer. This Offer and the Circular constitute the take-over bid circular required under applicable Canadian securities laws. Capitalized terms used in the Offer but not otherwise defined herein are defined in the section entitled "Glossary" above.

1. The Offer

The Offeror hereby offers to purchase, upon the terms and subject to the conditions of the Share Offer, all of the issued and outstanding Tagish Lake Shares, including any Tagish Lake Shares that may become issued and outstanding after the date of this Share Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any currently outstanding securities of Tagish Lake (other than SRP Rights) that are convertible into or exchangeable or exercisable for Tagish Lake Shares, on the basis of, for each Tagish Lake Share deposited under the Share Offer at the election of the holder thereof (a) $0.06 (Canadian) in cash; (b) 0.0822 of a New Pacific Share; or (c) a combination of 50% in cash and 50% in New Pacific Shares.

A Shareholder who does not properly indicate a choice for the Share Election, the Cash Election or the Combined Election on the Letter of Transmittal will be deemed to have chosen the Cash Election for all Tagish Lake Shares deposited under the Share Offer for which a proper election has not been made.

Each Tagish Lake Shareholder will receive the Offered Consideration in respect of all of the Tagish Lake Shareholder's Tagish Lake Shares properly deposited under the Share Offer, subject to adjustment for fractional shares.

On July 2, 2010, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the closing price on the TSXV of the New Pacific Shares was $0.76 and the closing price of the Tagish Lake Shares was $0.04. The Offered Consideration represents a premium of approximately 56% over the closing price of the Tagish Lake Shares on the TSXV on July 2, 2010 and a premium of approximately 50% over the volume weighted average price of the Tagish Lake Shares on the TSXV for the 20 days, and year to date, ended July 2, 2010.

The Offeror recommends that you obtain recent quotations for the Tagish Lake Shares and New Pacific Shares before deciding whether or not to tender your Tagish Lake Shares.

The Share Offer is made only for Tagish Lake Shares and is not made for any Tagish Lake Options, or other rights to acquire Tagish Lake Shares (other than SRP Rights). The Share Offer does not apply to the 1,057,969 Tagish Lake Shares held by Tagish Lake itself. Tagish Lake Shareholders who deposit their Tagish Lake Shares will be deemed to have deposited the SRP Rights associated with such Tagish Lake Shares. No additional payment will be made for the SRP Rights and no amount of consideration to be paid by the Offeror for the Tagish Lake Shares will be allocated to the SRP Rights.

Any holder of Tagish Lake Options or other rights to acquire Tagish Lake Shares (other than SRP Rights) who wishes to accept the Share Offer should, to the extent permitted by their terms and applicable law, fully exercise, exchange or convert the options or other rights in order to obtain certificates representing Tagish Lake Shares that may be deposited in accordance with the terms of the Share Offer. Any such exercise, exchange or conversion must be made sufficiently in advance of the Expiry Date to ensure such holders that they will have certificates representing Tagish Lake Shares available for deposit prior to the Expiry Date or in sufficient time to fully comply with the procedures referred to in Section 5 of this Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

If any holder of Tagish Lake Options or other securities of Tagish Lake that are convertible into or exchangeable or exercisable for Tagish Lake Shares (other than the SRP Rights) does not exercise, exchange or convert such Tagish Lake Options, or other convertible, exchangeable or exercisable securities (other than the SRP Rights) before the Expiry Time, such Tagish Lake Options or other convertible, exchangeable or exercisable securities (other than the SRP Rights) will remain outstanding in accordance with their terms and conditions, including with respect to term, expiry, vesting and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction a Tagish Lake Option will in accordance with its terms, become an option or right to acquire a number of New Pacific Shares based on the exchange ratio of a Tagish Lake Share for the Offered Consideration, as determined in accordance with the terms of the Tagish Lake Option or other convertible, exchangeable or exercisable securities.

Fractional New Pacific Shares will not be issued in connection with the Offer. Where on any Take-Up Date a Tagish Lake Shareholder is to receive New Pacific Shares as consideration for the Offer and the aggregate number of New Pacific Shares to be issued to the Tagish Lake Shareholder would result in a fraction of a New Pacific Share being issued, the number of New Pacific Shares to be received by the Tagish Lake Shareholder will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is 0.5 or less) to the nearest whole number.

The accompanying Circular, which is incorporated into and forms part of the Offer, and the Letter of Transmittal and the Notice of Guaranteed Delivery contain important information that should be read carefully before making a decision with respect to the Offer.

The Offeror also hereby offers to purchase the Secured Debt and, subject to the terms and conditions of the Unsecured Debt Offer, the Unsecured Debt.

2. Conditions of the Offer

Share Offer

Notwithstanding any other provision of the Share Offer, subject to applicable law, and provided that the Offeror may not assert a condition to the Share Offer when the condition is triggered by the Offeror's own action or inaction, the Offeror shall have the right to withdraw the Share Offer and shall not be required to take up, purchase or pay for, and shall have the right to extend the period of time during which the Share Offer is open and postpone taking up and paying for any Tagish Lake Shares deposited under the Share Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a) there shall have been validly deposited under the Share Offer and not withdrawn at the Expiry Time, Tagish Lake Shares representing, when added to the 14.3 million Tagish Lake Shares already held by the Offeror, not less than 66⅔% of the total outstanding Tagish Lake Shares (calculated on a fully-diluted basis, excluding 1.0 million Tagish Lake Shares held by Tagish Lake) (the "**Minimum Tender Condition**");

(b) any and all government or regulatory approvals (including the Appropriate Regulatory Approvals), waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions required by law, policy or practice (including those of any provincial securities authorities, stock exchanges or other securities regulatory authorities) that are, in the Offeror's reasonable discretion, necessary or advisable to complete the Offer, shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms satisfactory to New Pacific, in its sole discretion, acting reasonably;

(c) New Pacific shall have determined in its reasonable discretion that, on terms satisfactory to New Pacific: (i) the Tagish Lake Board of Directors shall have waived the application of the Shareholder Rights Plan to the purchase of Tagish Lake Shares by New Pacific under the Share Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; (ii) a cease trade order shall have been issued by a securities commission that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Tagish Lake Shares upon the exercise of the SRP Rights in relation to the purchase of Tagish Lake Shares by New Pacific under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; (iii) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Tagish Lake Shares with respect to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(d) no act, action, suit or proceeding shall have been taken or threatened or be pending before or by any Governmental Entity or by any elected or appointed public official or private person (including, by any individual, company, firm, group or other entity), whether or not having the force of law, and no law shall have been proposed, amended, enacted, promulgated or applied, in either case:

(i) challenging the Offer or the ability of New Pacific to make or maintain the Offer;

(ii) seeking to prohibit, restrict or impose material limitations or conditions on: (A) the acquisition by, or sale to, New Pacific of any Tagish Lake Shares, (B) the take-up or acquisition of Tagish Lake Shares by New Pacific, (C) the issuance and delivery of New Pacific Shares in consideration for Tagish Lake Shares taken up or acquired by New Pacific, (D) the ability of New Pacific to acquire or hold, or exercise full rights of ownership of, any Tagish Lake Shares, (E) the ownership or operation or effective control by New Pacific of any material portion of the business, property, assets, licenses or permits of Tagish Lake or its affiliates or subsidiaries or to compel New Pacific or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business, property, assets, licenses or permits of Tagish Lake or any of its affiliates or subsidiaries as a result of the Offer, or (F) the ability of New Pacific and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(iii) seeking to obtain from New Pacific, any of its affiliates or subsidiaries, or any director or officer of any of the foregoing, or from Tagish Lake, any of its affiliates or subsidiaries, or any director or officer of any of the foregoing, any material damages directly or indirectly in connection with the Offer;

(iv) which, in the reasonable discretion of New Pacific, if successful, would be reasonably likely to result in a Material Adverse Effect on Tagish Lake or its affiliates or subsidiaries, taken as a whole, if the Offer was consummated; or

(v) which, in the reasonable discretion of New Pacific, if successful, would make uncertain the ability of New Pacific and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(e) New Pacific shall have determined in its reasonable discretion that neither the CCAA Order nor the CCAA process generally materially impedes the Offer or has or will result in the sale of a material asset of Tagish Lake;

(f) there shall not be in effect or threatened any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment issued by any Governmental Entity or other legal restraint or prohibition challenging the Offer or preventing the completion of the Offer or the acquisition of Tagish Lake Shares under the Offer, or any Compulsory Acquisition or any Subsequent Acquisition Transaction and there shall not exist any law, nor shall any law have been proposed, enacted, entered, modified, amended, promulgated or applied, nor shall there be in effect, pending or threatened any temporary restraining order, preliminary or permanent injunction or other order or decree issued by any Governmental Entity or other legal restraint or prohibition which would have the effect of prohibiting, restricting, making illegal or imposing material limitations or conditions on (i) the acquisition by, or sale to, New Pacific of any Tagish Lake Shares, (ii) the take up or acquisition of Tagish Lake Shares by New Pacific, (iii) the issuance and delivery of New Pacific Shares in consideration for Tagish Lake Shares taken up or acquired by New Pacific, (iv) the ability of New Pacific to acquire or hold, or exercise full rights of ownership of, any Tagish Lake Shares, (v) the ownership or operation or effective control by New Pacific of any material portion of the business, property, assets, licenses or permits of Tagish Lake or its affiliates or subsidiaries or to compel New Pacific or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business, property, assets, licenses or permits of Tagish Lake or any of its affiliates or subsidiaries as a result of the Offer, or (vi) the ability of New Pacific and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(g) New Pacific shall not have become aware of any adverse claims, impairments, rights, interests, limitations or other restrictions or rights of expropriation of any kind whatsoever not specifically and publicly disclosed by Tagish Lake prior to June 30, 2010 in respect of any of Tagish Lake's properties, assets, licenses or permits including any mineral rights or concessions;

(h) New Pacific shall have determined, in its reasonable discretion, that none of the following shall exist or shall have occurred (which has not been cured or waived), or is threatened, (i) any property, right, franchise, concession, permit or licence of Tagish Lake or of any of its affiliates or subsidiaries has been or may be impaired or otherwise adversely affected, whether as a result of the making of the Offer, taking up and paying for Tagish Lake Shares deposited under the Offer, the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or otherwise, on a basis which might reduce the expected economic value to New Pacific of the acquisition of Tagish Lake or make it inadvisable for New Pacific to proceed with the Offer and/or with taking up and paying for Tagish Lake Shares deposited under the Offer, or (ii) any covenant, term or condition in any of the notes, bonds, mortgages, indentures, licences, leases, contracts, agreements or other instruments or obligations to which Tagish Lake or any of its affiliates or subsidiaries is a party or to which they or any of their properties or assets are subject that might reduce the expected economic value to New Pacific of the acquisition of Tagish Lake or make it inadvisable for New Pacific to proceed with the Offer and/or taking up and paying for Tagish Lake Shares deposited under the Offer, and/or completing a Compulsory Acquisition or Subsequent Acquisition Transaction (including, but not limited to, any default, right of termination, acceleration, right of first refusal, pre-emptive right, purchase right, loss of control or operatorship, pricing change or other event that might ensue as a result of New Pacific taking up and paying for Tagish Lake Shares deposited under the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction);

(i) New Pacific shall have determined in its reasonable discretion that none of Tagish Lake, any of its affiliates or subsidiaries, or any Governmental Entity or other third party has taken or proposed to take any action or has failed to take any action, or disclosed a previously undisclosed action or event (in each case other than an action or failure to take an action specifically and publicly disclosed by Tagish Lake prior to June 30, 2010), which might reduce the expected economic value to New Pacific of the acquisition of Tagish Lake or make it inadvisable for New Pacific to proceed with the Offer and/or with the taking up and paying for Tagish Lake Shares under the Offer and/or the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, including without limiting the generality of the foregoing: (i) any action or event with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of Tagish Lake or any of its affiliates (other than any such sale, disposition or other dealing between Tagish Lake and any affiliate of Tagish Lake), any issuance of securities (other than in connection with the exercise of Tagish Lake Options or other securities (other than SRP Rights) of Tagish Lake existing on June 30, 2010 that are convertible into or exchangeable or exercisable for Tagish Lake Shares in accordance with their terms specifically and as publicly disclosed prior to June 30 2010) or options or rights to purchase securities, the payment of any dividends or other distributions or payments, any acquisition or transaction causing a reduction in the number of, or authorizing or proposing the acquisition or other reduction in the number of outstanding Tagish Lake Shares or other securities of Tagish Lake or any of its subsidiaries, any incurrence of material debt or project financing or material steps in furtherance of the foregoing including the granting of any security, charge or other lien over its assets, any acquisition from a third party of assets or securities by Tagish Lake or any of its affiliates, any reorganization of Tagish Lake and its affiliates, or any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving Tagish Lake or any of its subsidiaries or affiliates, the making of or committing to make any capital expenditure by Tagish Lake or any of its affiliates or subsidiaries (other than in accordance with plans specifically and publicly disclosed by Tagish Lake prior to June 30, 2010), the waiving, releasing, granting, transferring, extinguishing, expropriation or amending of any rights of material value under (A) any existing material contract in respect of any material joint ventures or material properties or projects, or (B) any other material license, lease, permit, authorization, concession, contract, agreement, instrument or other document; (ii) any change to Tagish Lake's notice of articles, articles or other constating documents; (iii) adopting, establishing or entering into any new employment, change in control, severance compensation or similar agreement, arrangement or plan with or for one or more of Tagish Lake's or its affiliates' or subsidiaries' employees, consultants, officers or directors not specifically and publicly disclosed by Tagish Lake prior to June 30, 2010; (iv) adopting, establishing or entering into, or amending or making on or after June 30, 2010 grants or awards pursuant to any agreements, arrangements or plans to provide for increased benefits to one or more employees, consultants, officers or directors of Tagish Lake or any of its affiliates or subsidiaries, whether or not as a result of or in connection with the transactions contemplated by the Offer and Circular; (v) except as may be required by law, taking any action to adopt, establish, terminate or amend any employee benefit plan of Tagish Lake or any of its affiliates or subsidiaries; or (vi) any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to Tagish Lake, or any agreement to engage in any of the foregoing;

(j) New Pacific shall have determined, in its reasonable discretion, that there does not exist and that there shall not have occurred any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after April 30, 2010 that has or may have a Material Adverse Effect on Tagish Lake and its affiliates or subsidiaries, taken as a whole and that the Offer, if consummated, shall not trigger a Material Adverse Effect on Tagish Lake and its affiliates and subsidiaries, taken as a whole and New Pacific shall not have become aware of any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after April 30, 2010, that, in the reasonable discretion of New Pacific, has had or may have a Material Adverse Effect on Tagish Lake and its affiliates and subsidiaries, taken as a whole;

(k) New Pacific shall not have become aware of any untrue statements of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made, in any document filed by or on behalf of Tagish Lake with any securities commission or similar securities regulatory authority in any of the provinces of Canada or in the United States or elsewhere, prior to July 2, 2010, including any prospectus, registration statement, annual information form, financial statement, material change report, management proxy circular, feasibility study or technical report (or executive summary thereof), press release or any other document so filed by Tagish Lake, and Tagish Lake shall have disclosed all material changes in relation to Tagish Lake which occurred prior to June 30, 2010 in a non-confidential material change report filed with the British Columbia Securities Commission prior to June 30, 2010;

(l) New Pacific (directly or through one or more affiliates) shall not have entered into an agreement with Tagish Lake which contemplates the acquisition, directly or indirectly, of 100% of the Tagish Lake Shares in a single transaction approved by the Tagish Lake Shareholders; and

(m) there shall not have occurred or been threatened on or after June 30, 2010: (i) any general suspension of trading in, or limitation on prices for, securities on the TSXV; (ii) any change in the general political, market, economic, social or financial market conditions in Canada that could, in the reasonable discretion of New Pacific, have a Material Adverse Effect on Tagish Lake and its affiliates and subsidiaries, taken as a whole; (iii) any extraordinary or material adverse change in the financial markets in Canada or the United States or (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition. The Offeror may, in the Offeror's sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time. The Offeror reserves the right to withdraw the Share Offer if, at the Expiry Time, any condition to the Share Offer remains unsatisfied or has not been waived. Any determination by the Offeror concerning any event or other matter described in the foregoing conditions shall be final and binding on all parties.

Any waiver of a condition or the withdrawal of the Share Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its office in Toronto, Ontario. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal in compliance with applicable securities laws, will cause the Depositary, if required by law, as soon as practicable thereafter to notify Tagish Lake Shareholders in the manner set forth below in Section 11 of this Offer, "Notice and Delivery" and provide a copy of the notice thereof to the TSXV. In the event that the Offeror waives a material condition to the Share Offer, the Offeror will disseminate notice of such waiver to Tagish Lake Shareholders in a manner reasonably calculated to inform such holders of such waiver and will allow sufficient time for Tagish Lake Shareholders to consider the effect of such waiver on the Share Offer. Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario. In the event of any waiver, all Tagish Lake Shares deposited previously and not taken up or withdrawn will remain subject to the Share Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Share Offer. If the Share Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Tagish Lake Shares deposited under the Share Offer and the Depositary will promptly return all Tagish Lake Shares to the parties by whom it was deposited in acceptance of the Share Offer. See Section 9 of this Offer, "Return of Deposited Tagish Lake Shares and Unsecured Debt".

Unsecured Debt Offer

Notwithstanding any other provision of the Unsecured Debt Offer, subject to applicable law, and provided that the Offeror may not assert a condition to the Unsecured Debt Offer when the condition is triggered by the Offeror's own action or inaction, the Offeror shall have the right to withdraw the Unsecured Debt Offer and shall not be required to purchase or pay for, and shall have the right to extend the period of time during which the Unsecured Debt Offer is open and postpone paying for any Unsecured Debt deposited under the Unsecured Debt Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a) the Minimum Tender Condition;

(b) the Offeror shall have taken up and paid for Tagish Lake Shares pursuant to the Share Offer;

(c) at least 50% of the Unsecured Creditors of Tagish Lake holding Unsecured Debt representing in aggregate not less than 66⅔% of the Unsecured Debt then outstanding having accepted the Unsecured Debt Offer;

(d) any and all government or regulatory approvals (including the Appropriate Regulatory Approvals), waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions required by law, policy or practice (including those of any provincial securities authorities, stock exchanges or other securities regulatory authorities) that are, in the Offeror's reasonable discretion, necessary or advisable to complete the Offer, shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms satisfactory to New Pacific, in its sole discretion, acting reasonably;

(e) New Pacific shall have determined in its reasonable discretion that, on terms satisfactory to New Pacific: (i) the Tagish Lake Board of Directors shall have waived the application of the Shareholder Rights Plan to the purchase of Tagish Lake Shares by New Pacific under the Share Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; (ii) a cease trade order shall have been issued by a securities commission that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Tagish Lake Shares upon the exercise of the SRP Rights in relation to the purchase of Tagish Lake Shares by New Pacific under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; (iii) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Tagish Lake Shares with respect to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(f) no act, action, suit or proceeding shall have been taken or threatened or be pending before or by any Governmental Entity or by any elected or appointed public official or private person (including, by any individual, company, firm, group or other entity), whether or not having the force of law, and no law shall have been proposed, amended, enacted, promulgated or applied, in either case:

  (i) challenging the Offer or the ability of New Pacific to make or maintain the Offer;

  (ii) seeking to prohibit, restrict or impose material limitations or conditions on: (A) the acquisition by, or sale to, New Pacific of any Tagish Lake Shares, (B) the take-up or acquisition of Tagish Lake Shares by New Pacific, (C) the issuance and delivery of New Pacific Shares in consideration for Tagish Lake Shares taken up or acquired by New Pacific, (D) the ability of New Pacific to acquire or hold, or exercise full rights of ownership of, any Tagish Lake Shares, (E) the ownership or operation or effective control by New Pacific of any material portion of the business, property, assets, licenses or permits of Tagish Lake or its affiliates or subsidiaries or to compel New Pacific or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business, property, assets, licenses or permits of Tagish Lake or any of its affiliates or subsidiaries as a result of the Offer, or (F) the ability of New Pacific and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

  (iii) seeking to obtain from New Pacific, any of its affiliates or subsidiaries, or any director or officer of any of the foregoing, or from Tagish Lake, any of its affiliates or subsidiaries, or any director or officer of any of the foregoing, any material damages directly or indirectly in connection with the Offer;

(iv) which, in the reasonable discretion of New Pacific, if successful, would be reasonably likely to result in a Material Adverse Effect on Tagish Lake or its affiliates or subsidiaries, taken as a whole, if the Offer was consummated; or

(v) which, in the reasonable discretion of New Pacific, if successful, would make uncertain the ability of New Pacific and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(g) New Pacific shall have determined in its reasonable discretion that neither the CCAA Order nor the CCAA process generally materially impedes the Offer or has or will result in the sale of a material asset of Tagish Lake;

(h) there shall not be in effect or threatened any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment issued by any Governmental Entity or other legal restraint or prohibition challenging the Offer or preventing the completion of the Offer or the acquisition of Tagish Lake Shares under the Offer, or any Compulsory Acquisition or any Subsequent Acquisition Transaction and there shall not exist any law, nor shall any law have been proposed, enacted, entered, modified, amended, promulgated or applied, nor shall there be in effect, pending or threatened any temporary restraining order, preliminary or permanent injunction or other order or decree issued by any Governmental Entity or other legal restraint or prohibition which would have the effect of prohibiting, restricting, making illegal or imposing material limitations or conditions on (i) the acquisition by, or sale to, New Pacific of any Tagish Lake Shares, (ii) the take up or acquisition of Tagish Lake Shares by New Pacific, (iii) the issuance and delivery of New Pacific Shares in consideration for Tagish Lake Shares taken up or acquired by New Pacific, (iv) the ability of New Pacific to acquire or hold, or exercise full rights of ownership of, any Tagish Lake Shares, (v) the ownership or operation or effective control by New Pacific of any material portion of the business, property, assets, licenses or permits of Tagish Lake or its affiliates or subsidiaries or to compel New Pacific or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business, property, assets, licenses or permits of Tagish Lake or any of its affiliates or subsidiaries as a result of the Offer, or (vi) the ability of New Pacific and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(i) New Pacific shall not have become aware of any adverse claims, impairments, rights, interests, limitations or other restrictions or rights of expropriation of any kind whatsoever not specifically and publicly disclosed by Tagish Lake prior to June 30, 2010 in respect of any of Tagish Lake's properties, assets, licenses or permits including any mineral rights or concessions;

(j) New Pacific shall have determined, in its reasonable discretion, that none of the following shall exist or shall have occurred (which has not been cured or waived), or is threatened, (i) any property, right, franchise, concession, permit or licence of Tagish Lake or of any of its affiliates or subsidiaries has been or may be impaired or otherwise adversely affected, whether as a result of the making of the Offer, taking up and paying for Tagish Lake Shares deposited under the Offer, the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or otherwise, on a basis which might reduce the expected economic value to New Pacific of the acquisition of Tagish Lake or make it inadvisable for New Pacific to proceed with the Offer and/or with taking up and paying for Tagish Lake Shares deposited under the Offer, or (ii) any covenant, term or condition in any of the notes, bonds, mortgages, indentures, licences, leases, contracts, agreements or other instruments or obligations to which Tagish Lake or any of its affiliates or subsidiaries is a party or to which they or any of their properties or assets are subject that might reduce the expected economic value to New Pacific of the acquisition of Tagish Lake or make it inadvisable for New Pacific to proceed with the Offer and/or taking up and paying for Tagish Lake Shares deposited under the Offer, and/or completing a Compulsory Acquisition or Subsequent Acquisition Transaction (including, but not limited to, any default, right of termination, acceleration, right of first refusal, pre-emptive right, purchase right, loss of control or operatorship, pricing change or other event that might ensue as a result of New Pacific taking up and paying for Tagish Lake Shares deposited under the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction);

(k) New Pacific shall have determined in its reasonable discretion that none of Tagish Lake, any of its affiliates or subsidiaries, or any Governmental Entity or other third party has taken or proposed to take any action or has failed to take any action, or disclosed a previously undisclosed action or event (in each case other than an action or failure to take an action specifically and publicly disclosed by Tagish Lake prior to June 30, 2010), which might reduce the expected economic value to New Pacific of the acquisition of Tagish Lake or make it inadvisable for New Pacific to proceed with the Offer and/or with the taking up and paying for Tagish Lake Shares under the Offer and/or the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, including without limiting the generality of the foregoing: (i) any action or event with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of Tagish Lake or any of its affiliates (other than any such sale, disposition or other dealing between Tagish Lake and any affiliate of Tagish Lake), any issuance of securities (other than in connection with the exercise of Tagish Lake Options or other securities (other than SRP Rights) of Tagish Lake existing on June 30, 2010 that are convertible into or exchangeable or exercisable for Tagish Lake Shares in accordance with their terms specifically and as publicly disclosed prior to June 30 2010) or options or rights to purchase securities, the payment of any dividends or other distributions or payments, any acquisition or transaction causing a reduction in the number of, or authorizing or proposing the acquisition or other reduction in the number of outstanding Tagish Lake Shares or other securities of Tagish Lake or any of its subsidiaries, any incurrence of material debt or project financing or material steps in furtherance of the foregoing including the granting of any security, charge or other lien over its assets, any acquisition from a third party of assets or securities by Tagish Lake or any of its affiliates, any reorganization of Tagish Lake and its affiliates, or any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving Tagish Lake or any of its subsidiaries or affiliates, the making of or committing to make any capital expenditure by Tagish Lake or any of its affiliates or subsidiaries (other than in accordance with plans specifically and publicly disclosed by Tagish Lake prior to June 30, 2010), the waiving, releasing, granting, transferring, extinguishing, expropriation or amending of any rights of material value under (A) any existing material contract in respect of any material joint ventures or material properties or projects, or (B) any other material license, lease, permit, authorization, concession, contract, agreement, instrument or other document; (ii) any change to Tagish Lake's notice of articles, articles or other constating documents; (iii) adopting, establishing or entering into any new employment, change in control, severance compensation or similar agreement, arrangement or plan with or for one or more of Tagish Lake's or its affiliates' or subsidiaries' employees, consultants, officers or directors not specifically and publicly disclosed by Tagish Lake prior to June 30, 2010; (iv) adopting, establishing or entering into, or amending or making on or after June 30, 2010 grants or awards pursuant to any agreements, arrangements or plans to provide for increased benefits to one or more employees, consultants, officers or directors of Tagish Lake or any of its affiliates or subsidiaries, whether or not as a result of or in connection with the transactions contemplated by the Offer and Circular; (v) except as may be required by law, taking any action to adopt, establish, terminate or amend any employee benefit plan of Tagish Lake or any of its affiliates or subsidiaries; or (vi) any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to Tagish Lake, or any agreement to engage in any of the foregoing;

(l) New Pacific shall have determined, in its reasonable discretion, that there does not exist and that there shall not have occurred any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after April 30, 2010 that has or may have a Material Adverse Effect on Tagish Lake and its affiliates or subsidiaries, taken as a whole and that the Offer, if consummated, shall not trigger a Material Adverse Effect on Tagish Lake and its affiliates and subsidiaries, taken as a whole and New Pacific shall not have become aware of any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after April 30, 2010, that, in the reasonable discretion of New Pacific, has had or may have a Material Adverse Effect on Tagish Lake and its affiliates and subsidiaries, taken as a whole;

(m) New Pacific shall not have become aware of any untrue statements of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made, in any document filed by or on behalf of Tagish Lake with any securities commission or similar securities regulatory authority in any of the provinces of Canada or in the United States or elsewhere, prior to July 2, 2010, including any prospectus, registration statement, annual information form, financial statement, material change report, management proxy circular, feasibility study or technical report (or executive summary thereof), press release or any other document so filed by Tagish Lake, and Tagish Lake shall have disclosed all material changes in relation to Tagish Lake which occurred prior to June 30, 2010 in a non-confidential material change report filed with the British Columbia Securities Commission prior to June 30, 2010;

(n) New Pacific (directly or through one or more affiliates) shall not have entered into an agreement with Tagish Lake which contemplates the acquisition, directly or indirectly, of 100% of the Tagish Lake Shares in a single transaction approved by the Tagish Lake Shareholders; and

(o) there shall not have occurred or been threatened on or after June 30, 2010: (i) any general suspension of trading in, or limitation on prices for, securities on the TSXV; (ii) any change in the general political, market, economic, social or financial market conditions in Canada that could, in the reasonable discretion of New Pacific, have a Material Adverse Effect on Tagish Lake and its affiliates and subsidiaries, taken as a whole; (iii) any extraordinary or material adverse change in the financial markets in Canada or the United States or (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition. The Offeror may, in the Offeror's sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time. The Offeror reserves the right to withdraw the Unsecured Debt Offer if, at the Expiry Time, any condition to the Unsecured Debt Offer remains unsatisfied or has not been waived. Any determination by the Offeror concerning any event or other matter described in the foregoing conditions shall be final and binding on all parties.

Any waiver of a condition or the withdrawal of the Unsecured Debt Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Unsecured Creditors who have deposited their Unsecured Debt pursuant to the Unsecured Debt Offer. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal. In the event of any waiver, all Unsecured Debt deposited previously and not paid for will remain subject to the Unsecured Debt Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Unsecured Debt Offer. If the Unsecured Debt Offer is withdrawn, the Offeror will not be obligated to pay for any Unsecured Debt deposited under the Unsecured Debt Offer and the Offeror will promptly return all Unsecured Debt to the Unsecured Creditors who have deposited their Unsecured Debt pursuant to the Unsecured Debt Offer. See Section 9 of this Offer, "Return of Deposited Tagish Lake Shares and Unsecured Debt".

Secured Debt Offer

The Secured Debt Offer is unconditional.

3. (a) Take-Up and Payment for Deposited Tagish Lake Shares

If all the conditions referred to in Section 4 of the Offer, "Time for Acceptance" have been satisfied or waived at the end of the Offer Period, the Offeror will, in accordance with the terms of the Offer, take up Tagish Lake Shares validly deposited under the Offer and not withdrawn pursuant to Section 8 of the Offer, "Right to Withdraw Tagish Lake Shares, Secured Debt and Unsecured Debt", promptly, following the Expiry Time, but in any event not later than ten days after the Expiry Date. Any Tagish Lake Shares taken up will be paid for promptly, and in any event not later than the earlier of three Business Days after they are taken up and ten days after the Expiry Date. Any Tagish Lake Shares deposited pursuant to the Offer after the first date on which Tagish Lake Shares have been taken up by the Offeror will be taken up and paid for within ten days of such deposit.

Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay or otherwise refrain from taking up and paying for any Tagish Lake Shares or to terminate the Offer and not take up or pay for any Tagish Lake Shares or terminate the Offer if any condition of the Offer is not satisfied or, where permitted, waived by the Offeror by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its office in Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Tagish Lake Shares in order to comply, in whole or in part, with any applicable law.

For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Tagish Lake Shares validly deposited and not validly withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary of its acceptance for payment of such Deposited Shares pursuant to the Offer at its principal office in Toronto, Ontario.

The Offeror will pay for Tagish Lake Shares validly deposited under the Offer and not withdrawn by providing the Depositary with the Offered Consideration in the form, dependent upon the election made by the tendering shareholder, of cash, and/or sufficient certificates for New Pacific Shares for transmittal to persons who have deposited Tagish Lake Shares under the Offer. The Depositary will act as the agent of the persons who have deposited Tagish Lake Shares in acceptance of the Offer for the purposes of receiving the Offered Consideration from the Offeror and transmitting such Offered Consideration to such persons. Receipt of the cash and/or share certificates representing the Offered Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing Tagish Lake Shares pursuant to the Offer. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Tagish Lake Shares on the purchase price of Tagish Lake Shares purchased by the Offeror, regardless of any delay in making such payment.

Settlement with each Tagish Lake Shareholder who has validly deposited and not validly withdrawn Tagish Lake Shares under the Offer will be made by the Depositary forwarding the Offered Consideration to which such Tagish Lake Shareholder is entitled. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the portion of the Offered Consideration that constitutes certificates for New Pacific Shares (if any) will be issued in the name of the registered Tagish Lake Shareholder of the Tagish Lake Shares so deposited. Unless the person depositing the Tagish Lake Shares instructs the Depositary to hold any such certificates representing the New Pacific Shares for pick-up by checking the appropriate box in the Letter of Transmittal, the certificate (if so elected) will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, any such certificates will be sent to the address of the Tagish Lake Shareholder as shown on the securities register maintained by or on behalf of Tagish Lake. Certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

If any Deposited Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, of if certificates are submitted for more Tagish Lake Shares than is deposited, certificates for unpurchased Tagish Lake Shares will be returned, at the Offeror's expense, to the depositing Tagish Lake Shareholder as soon as it is practicable following the termination of the Offer or the conclusion of the Offer, as applicable. Unless otherwise directed in the Letter of Transmittal, certificates representing unpurchased Tagish Lake Shares will be forwarded to the address of the registered Tagish Lake Shareholder as shown on the securities register maintained by Tagish Lake.

Tagish Lake Shareholders depositing Tagish Lake Shares will not be required to pay any fee or commission if they accept the Offer by depositing their Tagish Lake Shares directly with the Depositary. If you own your Tagish Lake Shares through a broker or other nominee and your broker or nominee tenders your Tagish Lake Shares on your behalf, your broker or nominee may charge you a fee for doing so.

(b) Assignment and Payment for Secured Debt and Unsecured Debt

Secured Creditors who accept the Secured Debt Offer, will receive the cash promptly after the Expiry Time, but in any event, on or before September 30, 2010.

Upon the terms and subject to the conditions of the Share Offer and the Unsecured Debt Offer, , Unsecured Creditors who accept the Unsecured Debt Offer will receive the cash promptly following the Expiry Date.

4. Time for Acceptance

The Offer is open for acceptance, unless extended or withdrawn by the Offeror upon the failure of one or more conditions to the Offer in accordance with applicable law, until 5:00 p.m., Eastern Time, on September 2, 2010.

See Section 6 of this Offer, "Extensions, Variations and Changes to the Offer".

5. Manner of Acceptance

Share Offer

Letter of Transmittal

The Share Offer may be accepted by Tagish Lake Shareholders by depositing the following documents with the Depositary at any of the offices specified in the Letter of Transmittal no later than the Expiry Time:

(i) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed as required by the instructions set out in the Letter of Transmittal;

(ii) the certificate(s) representing the Tagish Lake Shares in respect of which the Offer is being accepted; and

(iii) any other documents required by the instructions set out in the Letter of Transmittal.

The Share Offer will be deemed to be accepted only if the Depositary actually has received these documents at or before the Expiry Time at one of the addresses for the Depositary indicated on the Letter of Transmittal.

Tagish Lake Shareholders who cannot comply on a timely basis with these procedures for deposit of the requisite certificates for Tagish Lake Shares may deposit certificates representing Tagish Lake Shares pursuant to the procedure for guaranteed delivery described below.

Unless waived by New Pacific, Tagish Lake Shareholders are required to deposit one SRP Right for each Tagish Lake Share in order to effect a valid deposit of such Tagish Lake Shares prior to the Expiry Time. If the Triggering Event does not occur before the Expiry Time, a deposit of Tagish Lake Shares will also constitute a deposit of the associated SRP Rights. If the Triggering Event occurs before the Expiry Time and Rights Certificates are distributed by Tagish Lake to Tagish Lake Shareholders prior to the time that the holder's Tagish Lake Shares is deposited under the Share Offer, in order for the Tagish Lake Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Tagish Lake Shares deposited by such Tagish Lake Shareholder must be delivered to the Depositary. If the Triggering Event occurs before the Expiry Time and Rights Certificates are not distributed by the time that a Tagish Lake Shareholder deposits its Tagish Lake Shares under the Share Offer, the Tagish Lake Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. In any case, a deposit of Tagish Lake Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Tagish Lake Shares deposited under the Share Offer to the Depositary on or before the third trading day on the TSXV after the date, if any, that Rights Certificate(s) are distributed. New Pacific reserves the right to require, if the Triggering Event occurs before the Expiry Time, that the Depositary receive, prior to taking up the Tagish Lake Shares for payment pursuant to the Share Offer, Rights Certificate(s) from a Tagish Lake Shareholder representing SRP Rights equal in number to the Tagish Lake Shares deposited by such holder.

In addition, Tagish Lake Shares may be deposited under the Share Offer in compliance with the procedures for guaranteed delivery set out below under the heading "Procedure for Guaranteed Delivery" or in compliance with the procedures for book-entry transfers set out below under the heading "Acceptance by Book-Entry Transfer".

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if:

(a) the Letter of Transmittal is signed by the registered owner of the Tagish Lake Shares exactly as the name of the registered Tagish Lake Shareholder appears on the Tagish Lake Shares certificate deposited therewith, and the certificates for New Pacific Shares under the Share Offer are to be delivered directly to such registered Tagish Lake Shareholder; or

(b) Tagish Lake Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Tagish Lake Shares is registered in the name of a person other than the signatory of a Letter of

Transmittal or if the certificates for the New Pacific Shares are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Tagish Lake Shareholder wishes to accept the Share Offer and either (i) the certificates representing such Tagish Lake Shareholder's Tagish Lake Shares are not immediately available or (ii) such Tagish Lake Shareholder cannot deliver the certificates and Letter of Transmittal to the Depositary at or prior to the Expiry Time, such Tagish Lake Shares may nevertheless be deposited under the Share Offer provided that all of the following conditions are met:

(a) such deposit is made only at the principal office of the Depositary in Toronto, Ontario, by or through an Eligible Institution;

(b) a Notice of Guaranteed Delivery (or a manually signed facsimile thereof), properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario, at or prior to the Expiry Time;

(c) the certificate(s) representing the Deposited Shares, and, if the Triggering Event has occurred before the Expiry Time and Rights Certificates have been distributed to Tagish Lake Shareholders before the Expiry Time, the Rights Certificates representing the deposited SRP Rights, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile thereof), relating to such Tagish Lake Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by such Letter of Transmittal, are received at the Toronto, Ontario, office of the Depositary at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSXV after the Expiry Date; and

(d) in the case of SRP Rights where the Triggering Event has occurred before the Expiry Time but Rights Certificates have not been distributed to Tagish Lake Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed Letter of Transmittal (or a manually signed facsimile thereof), with signature guarantees if so required, and all other documents required by such Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSXV after Rights Certificates are distributed to Tagish Lake Shareholders.

The Notice of Guaranteed Delivery may be delivered by hand or couriered or transmitted by facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario, and must include a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Delivery of the Notice of Guaranteed Delivery to any other office other than the Toronto, Ontario office of the Depositary does not constitute delivery for the purpose of satisfying the guaranteed delivery.

Acceptance by Book-Entry Transfer

Tagish Lake Shareholders may accept the Share Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Share Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Tagish Lake Shareholder's Tagish Lake Shares into the Depositary's account in accordance with CDS procedures for such transfer. Delivery of Tagish Lake Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Share Offer.

Tagish Lake Shareholders, through their respective CDS participants, who use CDSX to accept the Share Offer through a book-entry transfer of their holdings into the Depositary's account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Share Offer.

Tagish Lake Shareholders may also accept the Share Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent's Message (as defined below) in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary has established an account at DTC for the purpose of the Share Offer. Any financial institution that is a participant in DTC may cause DTC to make a book-entry transfer of a Tagish Lake Shareholder's Tagish Lake Shares into the Depositary's account in accordance with DTC's procedures for such transfer. However, as noted above, although delivery of Tagish Lake Shares may be effected through book-entry transfer at DTC, either an Agent's Message in respect thereof, or a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary, at its office in Toronto, Ontario at or prior to the Expiry Time. Delivery of documents to DTC in accordance with it procedures does not constitute delivery to the Depositary. Such documents or Agent's Message should be sent to the Depositary.

The term "**Agent's Message**" means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Tagish Lake Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that New Pacific may enforce such agreement against such participant.

Tagish Lake Shareholders who wish to accept the Share Offer by Book-Entry Confirmation should contact their broker or the Information Agent for assistance. Contact details for the Information Agent may be found on the last page of this document.

Method of Delivery

The method of delivery of the certificates representing Tagish Lake Shares (or a Book-Entry Confirmation for the Tagish Lake Shares, as applicable), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the depositing Tagish Lake Shareholder. The Offeror recommends that those documents be delivered by hand to the Depositary and that a receipt be obtained or, if certificates for Tagish Lake Shares and the other documents are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be effective upon actual receipt of certificates for such Tagish Lake Shares by the Depositary.

A Tagish Lake Shareholder who wishes to deposit Tagish Lake Shares under the Share Offer and whose Tagish Lake Shares is registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Tagish Lake Shares under the Share Offer.

Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Tagish Lake Shares will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Tagish Lake Shares determined by it not to be in proper form, or the issue of New Pacific Shares in respect of which may, in the opinion of the Offeror's counsel, be unlawful. The Offeror also reserves the absolute right to waive any defect or irregularity in any deposit of Tagish Lake Shares. No deposit of Tagish Lake Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offeror, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

Under no circumstances will any amount be paid by the Offeror or the Depositary due to any delay in taking up and paying for any Tagish Lake Shares accepted pursuant to the Share Offer.

Dividends and Distributions

Subject to the terms and conditions of the Share Offer and subject, in particular, to Tagish Lake Shares being validly withdrawn by or on behalf of a depositing Tagish Lake Shareholder, and except as provided below, by accepting the Share Offer pursuant to the procedures set forth above, a Tagish Lake Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Tagish Lake Shares covered by the Letter of Transmittal delivered to the Depositary (the "**Deposited Shares**") and in and to all rights and benefits arising from such Deposited Shares including any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Share Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "**Distributions**").

Power of Attorney

An executed Letter of Transmittal (or, in the case of shares deposited by book-entry transfer by the making of a book-entry transfer into the Depositary's accounts with CDS or DTC, as applicable) irrevocably approves, constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Shares covered by the Letter of Transmittal or book-entry transfer (which securities upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the "**Purchased Securities**"), certain officers of the Offeror and any other person designated by the Offeror in writing (each an "**Appointee**") as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the depositing Tagish Lake Shareholder with respect to the Purchased Securities. The Letter of Transmittal or the making of a book-entry transfer authorizes an Appointee, in the name and on behalf of such Tagish Lake Shareholder (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Tagish Lake; (b) for so long as any Purchased Securities are registered or recorded in the name of such Tagish Lake Shareholder (whether or not they are now so registered or recorded), to exercise any and all rights of such Tagish Lake Shareholder including the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of such Tagish Lake Shareholder in respect of the Purchased Securities for all purposes including in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Tagish Lake; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Tagish Lake Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Tagish Lake Shareholder; and (d) to exercise any other rights of a holder of Purchased Securities.

A Tagish Lake Shareholder accepting the Share Offer under the terms of the Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Tagish Lake Shareholder at any time with respect to the Deposited Shares or any Distributions. The Tagish Lake Shareholder accepting the Share Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Tagish Lake Shareholder unless the Deposited Shares are not taken up and paid for under the Share Offer.

A Tagish Lake Shareholder accepting the Share Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Tagish Lake and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. **Upon such appointment, all prior proxies and other authorizations (including all appointments of any agent, attorney-in-fact or attorney) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.**

Further Assurances

A Tagish Lake Shareholder accepting the Share Offer covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Tagish Lake Shareholder.

Binding Agreement

The acceptance of the Share Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Tagish Lake Shareholder and the Offeror, effective immediately following the Offeror's take-up of the Tagish Lake Shares deposited by such Tagish Lake Shareholder, in accordance with the terms and conditions of the Share Offer. This agreement includes a representation and warranty by the depositing Tagish Lake Shareholder that (i) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Shares and has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any Distributions being deposited under the Share Offer, (ii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person, (iii) the deposit of the Deposited Shares and Distributions complies with applicable laws, and (iv) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

Secured Debt Offer and Unsecured Debt Offer

Secured Creditors and Unsecured Creditors who wish to tender their debt to the Offer are directed to contact New Pacific by fax (604) 669-9397, or email to debtinfo@newpacificmetals.com, and an appropriate form of assignment of debt, together with such additional documents as New Pacific determines is required to effectively assign the debt will be provided the Creditor for execution.

6. Extensions, Variations and Changes to the Offer

The Offer will be open for acceptance at the places of deposit specified in the Letter of Transmittal until the Expiry Time, unless the Offer is extended or withdrawn by the Offeror.

Subject to the limitations described below, the Offeror expressly reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to vary the terms of the Offer or extend the Expiry Time, in accordance with applicable laws, by giving notice in writing to the Depositary at its office in Toronto, Ontario. Also, if at any time before the Expiry Time, or at any time after the Expiry Time, but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in this Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Tagish Lake Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the New Pacific Shares), the Offeror will give written notice of such change to the Depositary at its office in Toronto, Ontario. Upon the giving of such notice to the Depositary, the Expiry Time or withdrawal rights, as applicable, will be deemed to be extended to the date specified in such notice or as required by applicable law, or in the case of a variation, the Offer will be deemed to be varied in the manner described in such notice, as the case may be. The Offeror will, as soon as practicable after giving any such notice to the Depositary (but in no event later than 9:00 a.m. Eastern Time, on the next business day after the previously scheduled Expiry Time), publicly announce the extension, variation or change, provide a copy of the notice thereof to the TSXV and, if required by applicable law, cause the Depositary to mail a copy of any such notice to Tagish Lake Shareholders as required by applicable securities legislation at their respective addresses appearing in the share register of Tagish Lake. Any notice of extension, variation or change will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario.

Where the terms of the Offer are varied, the Offer Period will not expire before ten days after the notice of change or variation has been given to Tagish Lake Shareholders, unless otherwise permitted by applicable law and subject to abridgement or elimination of the Offer Period pursuant to such orders or other forms of relief as may be granted by any Governmental Entity.

During any extension of the Offer, all Tagish Lake Shares previously deposited and not withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer, subject to Section 8 of this Offer, "Right to Withdraw Tagish Lake Shares, Secured Debt and Unsecured Debt". An extension of the Expiry Time will not, in and of itself, constitute a waiver by the Offeror of any of its rights under Section 2 of this Offer, "Conditions of the Offer".

If, before the Expiry Time, the Offeror in its sole discretion elects to increase the Offered Consideration, such increase will be applicable to all holders whose Tagish Lake Shares is taken up under the Offer.

7. Changes in Capitalization of Tagish Lake; Liens

If, on or after the date of the Offer, Tagish Lake should divide, combine, reclassify, consolidate, convert or otherwise change any of the Tagish Lake Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 2 of this Offer, "Conditions of the Offer", make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the Offered Consideration or other terms of the Offer (including the type of securities offered to be purchased and the consideration payable therefor).

Tagish Lake Shares acquired pursuant to the Offer shall be transferred by the Tagish Lake Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Tagish Lake Shares, whether or not separated from the Tagish Lake Shares, but subject to any Tagish Lake Shares being validly withdrawn by or on behalf of a depositing Tagish Lake Shareholder. If, on or after the date of the Offer, Tagish Lake should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Tagish Lake Shares, which is or are payable or distributable to Tagish Lake Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the securities register maintained by or on behalf of Tagish Lake in respect of Tagish Lake Shares, then the whole of any such dividend, distribution, payment, right or other interest will be promptly remitted and transferred by the depositing Tagish Lake Shareholder to the Depositary for the account of the Offeror accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to any such dividend, distribution, payment, right or other interest and may deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed in Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations" or Section 21 of the Circular, "United States Federal Income Tax Warning".

8. Right to Withdraw Tagish Lake Shares, Secured Debt and Unsecured Debt

Except as otherwise provided in this Section 8, all deposits of Tagish Lake Shares to the Share Offer will be irrevocable. Unless otherwise required or permitted by applicable laws, any Tagish Lake Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Tagish Lake Shareholder:

(a) at any time before the Tagish Lake Shares have been taken up by the Offeror pursuant to the Share Offer;

(b) if the Tagish Lake Shares have not been paid for by the Offeror within three business days after having been taken up; or

(c) at any time before the expiration of 10 days from the date upon which either:

   (i) a notice of change relating to a change in the information contained in the Share Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Tagish Lake Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the New Pacific Shares), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

   (ii) a notice of variation concerning a variation in the terms of the Share Offer (other than a variation consisting solely of an increase in the Offered Consideration offered for the Tagish Lake Shares where the Expiry Time is not extended for more than 10 days);

   is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Shares have not been taken up by the Offeror at the date of the notice.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Tagish Lake Shares. Any such notice of withdrawal must (i) be made by a method, including a manually signed facsimile transmission, that provides the Depositary with a written or printed copy; (ii) be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Tagish Lake Shares to be withdrawn; (iii) specify the number of Tagish Lake Shares to be withdrawn, the name of the registered Tagish Lake Shareholder and the certificate number shown on the share certificate(s) representing such Tagish Lake Shares to be withdrawn; and (iv) must be actually received by the Depositary at the place of deposit for the applicable Tagish Lake Shares (or Notice of Guaranteed Delivery in respect thereof). No signature guarantee is required on a notice of withdrawal if the notice of withdrawal is signed by the registered Tagish Lake Shareholder exactly as the name of the registered Tagish Lake Shareholder appears on the certificate representing Tagish Lake Shares deposited with the Letter of Transmittal or if the Tagish Lake Shares was deposited for the account of an Eligible Institution. In all other cases, the signature on a notice of withdrawal must be guaranteed by an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal. **A withdrawal of Tagish Lake Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written or facsimile notice of withdrawal.**

Alternatively, if Tagish Lake Shares have been deposited pursuant to the procedures for book-entry transfer, as set forth in Section 5 of this Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer", any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Tagish Lake Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

All questions as to form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror in its sole discretion and such determination will be final and binding. There will be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal, and no liability will be incurred by any of them for failure to give such notice.

Withdrawals may not be rescinded and any Tagish Lake Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Share Offer. However, withdrawn Tagish Lake Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 5 of this Offer, "Manner of Acceptance".

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for the Tagish Lake Shares or is unable to take up or pay for Tagish Lake Shares for any reason, then, without prejudice to the Offeror's other rights under the Offer, the Depositary may, subject to applicable laws, retain on behalf of the Offeror all Deposited Shares and Distributions, and such Tagish Lake Shares may not be withdrawn except to the extent that depositing Tagish Lake Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable laws.

Acceptance of the Secured Debt Offer or the Unsecured Debt Offer, as the case may be, will be irrevocable.

9. Return of Deposited Tagish Lake Shares and Unsecured Debt

If any Deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Share Offer for any reason, or if certificates are submitted for more Tagish Lake Shares than are deposited, certificates for unpurchased Tagish Lake Shares will be returned to the depositing Tagish Lake Shareholder as soon as is practicable following the termination or withdrawal of the Offer by either (i) sending new certificates representing Tagish Lake Shares not purchased or by returning the deposited certificates (and other relevant documents) or (ii) in the case of Tagish Lake Shares deposited by book-entry transfer of such Tagish Lake Shares pursuant to the procedures set forth in Section 5 of this Offer, "Manner of Acceptance-Acceptance by Book-Entry Transfer", such Tagish Lake Shares will be credited to the depositing Tagish Lake Shareholder's account maintained with CDS or DTC, as applicable. Certificates (and other relevant documents) will be forwarded by first class mail in the name of and to the address specified by the Tagish Lake Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Tagish Lake or its transfer agent, as soon as practicable after the termination of the Offer.

If any Unsecured Debt is not paid for pursuant to the terms and conditions of the Unsecured Debt Offer for any reason, your notice of intent to assign unsecured debt will be returned to the accepting Unsecured Creditor as soon as practicable following the termination or withdrawal of the Offer.

10. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, share certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. A person entitled to share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Tagish Lake Shares was delivered, upon application to the Depositary, until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding Section 11 of this Offer, "Notice and Delivery", the deposit of share certificates and any other relevant documents with the Depositary in such circumstance will constitute delivery to the persons entitled thereto and the Tagish Lake Shares will be deemed to have been paid for immediately upon such deposit.

Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with Section 11 of this Offer, "Notice and Delivery".

11. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to registered Tagish Lake Shareholders if it is mailed by prepaid, first class mail to the registered Tagish Lake Shareholders at their respective addresses appearing in the appropriate registers maintained by Tagish Lake in respect of the Tagish Lake Shares and will be deemed, unless otherwise specified by applicable laws, to have been received on the first business day following the date of mailing. For this purpose, "business day" means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Tagish Lake Shareholders and notwithstanding any interruption of mail service in Canada or the United States following mailing. Except as otherwise required or permitted by law, in the event of any interruption of mail service in Canada or the United States, the Offeror intends to make reasonable efforts to disseminate the notice by other means such as publication. Except as otherwise required or permitted by law, if post offices in Canada or the United States are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Tagish Lake Shareholders if (i) it is given to the TSXV for dissemination through their facilities, (ii) if it is published once in the National Edition of The Globe and Mail and in a daily newspaper of general circulation in the French language in the City of Montreal, Quebec, or (iii) it is given to the Marketwire News Wire Service.

Unless post offices are not open for the deposit of mail, the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered Tagish Lake Shareholders by first class mail, postage prepaid or made available in such other manner as is permitted by applicable regulatory authorities and the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the security holder list, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmission to beneficial owners of Tagish Lake Shares when such list or listing is received.

Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. Market Purchases

During the term of the Offer, the Offeror may elect to purchase additional Tagish Lake Shares in the market. For this purpose, "Offeror" includes the Offeror and any person acting jointly or in concert with the Offeror. Such acquisitions will be disclosed to the marketplace in accordance with the requirements of applicable securities law. Although the Offeror has no present intention to sell Tagish Lake Shares taken up under the Offer, the Offeror reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Tagish Lake Shares after the Expiry Time.

13. Other Terms of the Offer

No broker, dealer or other person has been authorized to give any information or to make any representation or warranty on behalf of the Offeror other than as contained in the Offer and Circular, and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror or the Depositary for purposes of the Offer.

The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

The Offeror reserves the right to transfer to one or more affiliates of the Offeror the right to purchase all or any portion of the Tagish Lake Shares, Secured Debt and Unsecured Debt deposited under the Offer. Any such transfer will not relieve the Offeror of its obligations under the Offer and will not prejudice the rights of Tagish Lake Shareholders and Tagish Lake Creditors depositing Tagish Lake Shares and accepting the Secured Debt Offer and Unsecured Debt Offer, as the case may be, to receive payment for Tagish Lake Shares, Secured Debt and Unsecured Debt, as the case may be, validly deposited and taken up and paid for pursuant to the Offer.

The Offer and all contracts resulting from the acceptance thereof will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction to the courts of the Province of British Columbia.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer (including, without limitation, the satisfaction of the conditions of the Share Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, is not being made or directed to, nor will deposits of Tagish Lake Shares be accepted from or on behalf of, Tagish Lake Shareholders in any jurisdiction in which the making or acceptance of the Share Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Share Offer to Tagish Lake Shareholders in any such jurisdiction.

The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer, the validity of any deposit of Tagish Lake Shares, Secured Debt and Unsecured Debt and the validity of any withdrawals of Tagish Lake Shares.

The Offeror reserves the right to waive any defect in acceptance with respect to any particular Tagish Lake Shares or any particular Tagish Lake Shareholder. There shall be no duty or obligation of New Pacific, the Depositary or any other person to give notice of any defect or irregularity in the deposit of any Tagish Lake Shares or in any notice of withdrawal and in each case no liability shall be incurred or suffered by any of them for failure to give such notice.

The Offer and the accompanying Circular constitute the take-over bid circular required under applicable Canadian provincial securities legislation with respect to the Share Offer. Tagish Lake Shareholders are urged to refer to the accompanying Circular for additional information relating to the Share Offer.

Dated: July 21, 2010

NEW PACIFIC METALS CORP.

(Signed) Dr. Rui Feng,
President

CIRCULAR

This Circular is furnished in connection with the Offer dated July 21, 2010 by New Pacific to purchase, upon the terms and subject to the conditions described therein, all of the issued and outstanding Tagish Lake Shares, including any Tagish Lake Shares that may become issued and outstanding after the date of the Offer upon the conversion, exchange or exercise of any currently outstanding securities of Tagish Lake that are convertible into or exchangeable or exercisable for Tagish Lake Shares (other than SRP Rights), and all of Tagish Lake's Secured Debt and Unsecured Debt. The terms and provisions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Tagish Lake Shareholders and Creditors are urged to refer to the Offer for details of its terms and conditions, including details as to payment and withdrawal rights. Defined terms used in the Offer are used in the Circular with the same meaning unless the context otherwise requires.

The information concerning Tagish Lake contained in the Offer and this Circular, including information incorporated herein by reference, has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities, the Court and other public sources. Although New Pacific does not have any knowledge that would indicate that any statements contained herein relating to Tagish Lake taken from or based upon such documents and records are inaccurate or incomplete, neither New Pacific nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Tagish Lake taken from or based upon such documents and records, or for any failure by Tagish Lake to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to New Pacific.

1. New Pacific

New Pacific Metals Corp. was formed as a special limited company in the name of Academy Resources Ltd. (N.P.L.) under the British Columbia Company Act on April 19, 1972. By special resolution dated July 21, 1983, Academy Resources Ltd. (N.P.L.) converted itself from a special limited company to a limited company and altered its Memorandum of Association, also changing its name to Academy Resources Ltd. Further, by special resolution dated November 29, 1994, Academy Resources Ltd. consolidated its share capital on a four (4) old for one (1) new basis, amended its Memorandum and changed its name to Acadamax Ventures Inc. Acadamax Ventures Inc. changed its name to XMP Mining Limited and continued into Bermuda on November 6, 1997. On August 23, 2003, XMP Mining Limited, by resolution and with the approval of the Registrar of Companies in Bermuda, incorporated and changed its name to Nu XMP Ventures Limited.

On November 5, 2003, NU XMP Ventures Limited continued into British Columbia. On November 3, 2004, NU XMP Ventures Limited changed its name to New Pacific Metals Corp. The new British Columbia *Business Corporations Act* (the "**New Act**") came into force on March 29, 2004 and replaced the British Columbia *Company Act*. The board of directors of New Pacific approved the transition of New Pacific under the New Act and the filing of a transition application containing a Notice of Articles which replaced the existing Memorandum of New Pacific. At New Pacific's Annual and Special General Meeting held September 30, 2004, the shareholders approved an increase to New Pacific's authorized capital to an unlimited number of common shares and adopted a new set of Articles consistent with the provisions of the New Act, including the reduction of the majority required to pass a special resolution from 75% to 66⅔%. The head office, principal address and registered and records office of New Pacific is located at Suite 1378, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4. New Pacific is listed on the TSXV under the symbol "NUX" and is a reporting issuer in British Columbia and Alberta.

New Pacific is presently engaged in the acquisition, exploration, and development of gold related mineral properties in China. New Pacific is exploring in China for gold-polymetallic metals in the Dayao mountain range located in Guangdong Province. New Pacific's focus is to strengthen and grow through the exploration and development of its current portfolio of China based projects, in conjunction with seeking the acquisition of high quality mineral projects throughout China, to deliver, within a reasonable period of time, enhanced shareholder value.

New Pacific's strategic vision focuses on the acquisition and selective exploration of projects with significant resource and cash flow potential. New Pacific develops high-margin operations with reasonable development capital profiles quickly and effectively to generate profits as it continues to explore the full potential of those projects. The cash flow New Pacific generates from its profitable operations allows it to fund further exploration, resource expansion and production growth.

New Pacific's material property is the Huaiji Gold Project. Information pertaining to the Huaiji Gold Project is contained in the technical report dated April 23, 2010, prepared in accordance with NI 43-101. The technical report is available on the SEDAR website at www.sedar.com.

New Pacific is a reporting issuer or the equivalent in British Columbia and Alberta, and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. Such documents are available at www.sedar.com.

2. Tagish Lake

Tagish Lake is engaged in the business of exploration and development of mining projects and focuses the majority of its management and financial resources on its most significant asset, the Skukum Creek Property, located in the Yukon Territory, Canada.

Tagish Lake is incorporated under the laws of the Province of British Columbia and its corporate administrative office is located at 688 West Hastings Street, Suite 408, Vancouver, British Columbia, Canada V6B 1P1. The telephone number for its corporate and administrative office is: (604) 681-7737. The Tagish Lake Shares are listed and posted for trading on the TSXV under the symbol "TLG".

Tagish Lake is a reporting issuer or the equivalent in British Columbia, Alberta, Manitoba and Ontario and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. Such documents are available at www.sedar.com.

3. Background

New Pacific's management regularly reviews the activities of other exploration and mining companies for the purpose of identifying and investigating prospective assets that would be complementary to, and consistent with, New Pacific's strategic vision. During early 2010, New Pacific's board of directors determined that there may be an opportunity for New Pacific to repeat its past successes by applying its expertise in permitting, developing and operating narrow-vein, underground gold deposits. In addition, the board of directors determined that considering suitable assets outside of China could provide New Pacific with further asset diversification and a broader set of acquisition opportunities. During the first half of 2010, New Pacific identified Tagish Lake's Skukum Creek Property as a potential target of interest given that it satisfied all of these objectives, and appeared to be a project that New Pacific's management team could put into production in a cost-effective and timely manner with its existing management and cash resources. As a result, New Pacific commenced a due diligence process on Tagish Lake and the Skukum Creek Property, based on public information.

From late February 2010 until prior to announcing this Offer on July 5, 2010, New Pacific, through its management and through intermediaries, attempted to engage Tagish Lake's management or directors in discussions regarding a possible transaction. No meaningful discussions resulted from these efforts.

In early April 2010, Tagish Lake filed for protection from creditors under the CCAA, and an initial order was issued April 9, 2010 by the Court granting among other things, a stay of proceedings against creditors of Tagish Lake in order to allow management of Tagish Lake to present a plan of arrangement or reorganization to its Creditors. The Court appointed Grant Thornton as "Monitor" of Tagish Lake in the CCAA proceedings. The Monitor maintains an online repository for all of the relevant documents filed in connection with the CCAA proceeding. It may be viewed online at www.grantthornton.ca/services/reorg/bankruptcy_and_insolvency/creditor_updates/tagish.

Additional due diligence was carried out on Tagish Lake in May and June 2010, and counsel was retained to appear at the CCAA court hearing on May 7, 2010, on behalf of the subsidiary of New Pacific which holds 14.3 million Tagish Lake Shares.

On June 29, 2010, the board of directors of New Pacific received an update from management and its financial and legal advisors regarding a potential business combination with Tagish Lake and alternative approach strategies to engage Tagish Lake. The board of directors of New Pacific authorized management to propose a business combination to Tagish Lake in the form of a written proposal, pursuant to which New Pacific would offer to purchase all of the Tagish Lake Shares for the Offered Consideration and reach accommodation with all the Creditors of Tagish Lake. The board also authorized management to publicly announce New Pacific's intention to make the Offer failing agreement between New Pacific and Tagish Lake on this proposal.

During the afternoon of Friday, July 2, 2010, the Chairman of New Pacific, The Honourable Jack Austin, personally delivered to the head office of Tagish Lake a letter setting forth the proposal and including the terms of the Offer. The Letter was also emailed to most members of the Tagish Lake Board of Directors. The proposal letter advised that the New Pacific management team and advisors were available to discuss the Offer at any time and were prepared to work to settle the terms of an agreement over the weekend. The letter also advised that if an agreement could not be reached by noon on Sunday, July 4, 2010, New Pacific intended to announce to the market, before the start of trading on July 5, 2010, New Pacific's intention to make the Offer directly to all Tagish Lake Shareholders and Creditors.

The CEO of Tagish Lake, Graham Dickson, contacted the President of New Pacific, Rui Feng, on Sunday, July 4, 2010 to advise that the Tagish Lake Board had been unable to convene over the weekend and would be meeting on Tuesday, July 6, 2010 to consider the proposal, and requested that the Offer not be announced until after that meeting. New Pacific determined that it had a legal obligation to disclose its intention to make the Offer, so on July 5, 2010, prior to the opening of trading on the TSXV, New Pacific announced its intention to make the Offer.

On July 6, 2010, Tagish Lake announced the appointment of John H. Resing to the Tagish Lake Board. On July 15, 2010, Tagish Lake announced that concurrently with the appointment of Mr. Resing, Ren Xiaohua, who is currently a director of YS Mining, resigned as a director of Tagish Lake. On or about the same day that Mr. Resing was appointed to the Tagish Lake Board and Mr. Xiaohua resigned, the President of Tagish Lake advised New Pacific that an independent committee had been formed to consider the Offer. Mr. Resing was appointed as the chair of the independent committee.

On July 8, 2010, Tagish Lake announced that the TSXV had accepted the Shareholder Rights Plan. According to the July 8, 2010 announcement, the Shareholder Rights Plan has been in effect since March 15, 2010, and will terminate if it is not approved by Tagish Lake Shareholders on or before September 14, 2010. Under the Shareholder Rights Plan, Tagish Lake has issued one SRP Right for no consideration in respect of each outstanding Tagish Lake Share to all holders of record of Tagish Lake Shares as at 12:01 a.m. (Vancouver time) on March 15, 2010.

On July 14, 2010, the President of New Pacific, Rui Feng, met with Mr. Resing in his capacity as chair of the independent committee of Tagish Lake, for the purpose of determining whether a friendly transaction, on the terms contained herein, could be negotiated. Mr Resing was not prepared to discuss the terms of the Offer, taking the position that a formal term sheet and proof of financial capability of New Pacific was required prior to consideration of any negotiations. New Pacific was subsequently advised that independent financial advice was being sought by the special committee. In light of the response from the independent committee of Tagish Lake, New Pacific chose to present the Offer directly to the Tagish Lake Shareholders and Creditors for their consideration.

4. Benefits of the Offer

New Pacific believes that Tagish Lake Shareholders will enjoy the following significant benefits from the Offer:

- **Repay debt, remove Tagish Lake from CCAA protection and proceed to develop the Skukum Creek Property.** The future of Tagish Lake and its main asset, the Skukum Creek Gold Property, are in jeopardy under the current management and Tagish Lake Board, all but one of whom are connected in some respect to Tagish Lake's main creditor YS Mining and YS Mining's 42% shareholder, Yukon-Nevada. Tagish Lake has had to seek protection from its Creditors under the CCAA. In its April 12, 2010 press release, Tagish Lake announced the decision was made by the recently appointed board of directors:

  "...after thorough consultation with its advisors and extensive consideration of all other alternatives. The process will allow [Tagish Lake] to deal comprehensively with its debt burden and to restructure its operations.

  [Tagish Lake] had over $7,000,000 in total current liabilities as of January 31, 2010, including secured and unsecured amounts due to its trade and general creditors, and it is currently unable to meet those liabilities as they become due. YS Mining Company Inc. ("YS Mining") is the Company's largest general secured creditor.

  Pursuant to the general security agreement (the "Macquarie GSA") between the Company and Macquarie Bank Limited, assigned to YS Mining, YS Mining holds a security interest in all of the Company's present and after acquired personal property, all of the Company's present and future Mineral Rights (as defined in the Macquarie GSA) and the mineral projects comprised in the Project (as defined in the Macquarie GSA).

[Tagish Lake] is in default of the credit facilities secured by the Macquarie GSA. YS Mining has not taken steps to enforce payment of the said credit facilities pursuant to the Macquarie GSA, but is contractually able to do so. The CCAA Order imposes a stay on any enforcement proceedings.

[Tagish Lake] and YS Mining are currently engaged in negotiations with a view to settling the amount due. [Tagish Lake] is hopeful that the negotiations will be successful but, at the present time, there is no certainty that the negotiations will result in a binding agreement between the parties.

To date, the Company has made investments in and expenditures on its mineral properties of over $30,000,000 and if YS Mining or other secured creditors take steps to enforce their security, the Company will be at risk of losing the investment it has made in the development of the mineral properties...."

By accepting the Offer, Tagish Lake Shareholders will:

- ensure that the Skukum Creek Property is not lost to Creditors;

- by choosing the Share Election or the Combined Election, have the right to participate in the future development of the Skukum Creek Property; and

- by choosing the Share Election or the Combined Election, obtain the benefit of a management team experienced in bringing mining properties to production quickly and efficiently.

- **Significant premium to market price.** On July 2, 2010, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the closing price on the TSXV of the New Pacific Shares was $0.76 and the closing price of the Tagish Lake Shares was $0.04. The Offered Consideration represents a premium of approximately 56% over the closing price of the Tagish Lake Shares on the TSXV on July 2, 2010 and a premium of approximately 50% over the volume weighted average price of the Tagish Lake Shares on the TSXV for the 20 days, and year to date, ended July 2, 2010.

- **New Management.** Only one of the current Tagish Lake directors was elected a director through a vote of shareholders. All other directors were appointed by their fellow board members. The Tagish Lake Shareholders have not had the opportunity to vote for directors since the last annual general meeting held in March 2007. Upon gaining control of Tagish Lake, New Pacific will replace the Tagish Lake Board of Directors and convene an annual general meeting of shareholders. Tagish Lake's Skukum Creek Property will thereafter be managed by a team that is recognized world-wide for efficient and cost effective mine development.

- **Strong financial position.** Based on the unaudited pro forma consolidated financial statements of New Pacific as at March 31, 2010 and the unaudited financial statements of Tagish Lake as at April 30, 2010, the Combined Company, on a pro forma basis, would have a cash and short-term investments position of approximately $7.5 million and debt of $10 million. The Combined Company, based almost entirely on New Pacific's cash position and ability to raise additional funding, will have the financial strength to continue to advance the development of the Skukum Creek Property as well as New Pacific's existing development project.

- **Accelerated development of Skukum Creek through a dedicated team with a proven track record of successfully permitting, developing and operating narrow-vein, underground mines.** New Pacific is led by Dr. Rui Feng, President, who has extensive experience in bringing precious metals projects through development and to production in an efficient and cost effective manner. New Pacific has the necessary management resources available to dedicate a team of professionals to advancing the Skukum Creek Property on an expedited basis.

- **Exposure to a diverse portfolio of assets.** Tagish Lake Shareholders will benefit from ongoing exposure to the potential of the Skukum Creek Property and exposure to New Pacific's projects in China.. through holding shares in New Pacific.

- **Tax efficient structure.** Tagish Lake Shareholders may receive New Pacific Shares on a tax-deferred basis for Canadian tax purposes by making the Share Election. If the Share Offer constitutes a qualified reorganization for U.S. federal income tax purposes, U.S. resident Tagish Lake Shareholders may also receive New Pacific Shares on a tax deferred basis. See "United States Federal Income Tax Warning".

5. Purpose of the Offer and New Pacific's Plans for Tagish Lake

Purpose of the Offer

The purpose of the Share Offer is to enable New Pacific to acquire, directly or indirectly, all of the Tagish Lake Shares. If, within four months after the date of the Share Offer, at least 66⅔% of the issued and outstanding Tagish Lake Shares (calculated on a fully-diluted basis) inclusive of the Tagish Lake shares held by, or by a nominee for, New Pacific or its affiliates but excluding Tagish Lake Shares held by Tagish Lake, are validly tendered pursuant to the Share Offer, the conditions of the Share Offer are satisfied or waived and New Pacific takes up and pays for the Tagish Lake Shares validly deposited under the Share Offer, New Pacific intends, subject to compliance with all applicable laws, to undertake a Compulsory Acquisition to acquire all of the Tagish Lake Shares not deposited under the Share Offer.

If New Pacific is not entitled to effect a Compulsory Acquisition, New Pacific intends to acquire the remaining Tagish Lake Shares pursuant to a Subsequent Acquisition Transaction, for consideration per Tagish Lake Shares equal in value to and in the same form as the Offered Consideration. In calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each New Pacific Share shall be deemed to be at least equal in value to each New Pacific Share offered under the Share Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Tagish Lake Shares acquired by the Offeror pursuant to the Share Offer. Although New Pacific intends to propose a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in New Pacific's ability to effect such a transaction, information subsequently obtained by New Pacific, changes in general economic or market conditions or in the business of Tagish Lake, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, New Pacific reserves the right not to propose a Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms other than as described herein.

See Section 10 of this Circular, "Acquisition of Tagish Lake Shares Not Deposited Under the Share Offer".

Plans for New Pacific and Tagish Lake Following the Completion of the Offer

If the Offer is accepted and New Pacific acquires all of the outstanding Tagish Lake Shares and all or part of the Secured Debt and the Unsecured Debt, New Pacific intends to: (a) apply to the court to seek to remove Tagish Lake from CCAA protection; (b) continue development and exploration of its Huaiji Gold Project; and (c) expedite the development of the Skukum Creek Property towards production. New Pacific also expects to conduct a review of Tagish Lake and its assets, operations and personnel to determine the changes necessary to integrate the operations of Tagish Lake into the operations of New Pacific as soon as possible after the Offer has completed. It is anticipated that the current management of New Pacific will manage Tagish Lake in place of Tagish Lake's current management and that the Tagish Lake Board of Directors will be replaced by nominees of New Pacific. If permitted by applicable law, subsequent to completion of the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, New Pacific intends to apply to delist the Tagish Lake Shares from the TSXV.

Treatment of Tagish Lake Options

The Offer is made only for Tagish Lake Shares and is not made for any Tagish Lake Options or other rights to acquire Tagish Lake Shares (other than SRP Rights). Any holder of such Tagish Lake Options or other rights to acquire Tagish Lake Shares (other than SRP Rights) who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise, exchange or convert their Tagish Lake Options, or other rights (other than the SRP Rights) in order to obtain certificates representing Tagish Lake Shares that may be deposited in accordance with the terms of the Offer. Any such exercise or exchange must be made sufficiently in advance of the Expiry Date to ensure such holders that they will have certificates representing Tagish Lake Shares available for deposit prior to the Expiry Date in accordance with the procedures referred to in Section 5 of the Offer, "Manner of Acceptance — Letter of Transmittal" or in sufficient time to fully comply with the procedures referred to in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

If any holder of Tagish Lake Options or other securities of Tagish Lake that are convertible into or exchangeable or exercisable for Tagish Lake Shares does not exercise, exchange or convert such Tagish Lake Options or other convertible, exchangeable or exercisable securities (other than the SRP Rights) before the Expiry Time, such Tagish Lake Options or other convertible, exchangeable or exercisable securities (other than the SRP Rights) will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry, vesting and exercise prices, except that, to the extent permitted by the terms of the Tagish Lake Stock Option Plans, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction a Tagish Lake Option will become an option or right to acquire a number of New Pacific Shares based on the exchange ratio of a Tagish Lake Share for the Offered Consideration, as determined in accordance with terms of the Tagish Lake Option or other convertible, exchangeable or exercisable securities.

See Section 10 of this Circular, "Acquisition of Tagish Lake Shares Not Deposited Under the Share Offer".

The tax consequences to holders of Tagish Lake Options of exercising or not exercising their Tagish Lake Options are not described in this Circular. Holders of Tagish Lake Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Tagish Lake Options.

6. Risk Factors Related to the Offer

The combination of the businesses of New Pacific and Tagish Lake is subject to certain risks and uncertainties, including without limitation those set out in this Section 6. Additional risks and uncertainties relating to New Pacific are discussed or referred to in the Annual Information Form and the management's discussion and analysis for New Pacific incorporated by reference herein and available on SEDAR at www.sedar.com. Additional risks and uncertainties relating to Tagish Lake are discussed or referred to in the documents filed by Tagish Lake with the Canadian securities regulatory authorities available on SEDAR at www.sedar.com.

The New Pacific Shares issued in connection with the Offer may have a market value different than expected

New Pacific is offering to purchase Tagish Lake Shares on the basis of $0.06 in cash or 0.0822 of a New Pacific Share, or a combination of such cash and shares at the election of the tendering Tagish Lake Shareholder, for each Tagish Lake Share. Because the exchange ratio will not be adjusted to reflect any changes in the market value of New Pacific Shares, the market values of the New Pacific Shares and the Tagish Lake Shares at the time of the take up of the Tagish Lake Shares under the Offer may vary significantly from the values at the date of the Offer and Circular or the date that Tagish Lake Shareholders tender their Tagish Lake Shares. If the market price of New Pacific Shares declines, the value of the consideration in New Pacific Shares elected to be received by Tagish Lake Shareholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of New Pacific, market assessments of the likelihood the Offer will be consummated, regulatory considerations, general market, social and economic conditions, political changes, commodity price changes and other factors over which New Pacific has no control. In addition, currency exchange rates may fluctuate and the prevailing exchange rate on the settlement date may be significantly different from the exchange rate on the date of the Offer and Circular or the date that non-Canadian Tagish Lake Shareholders tender their Tagish Lake Shares. These changes may significantly affect the value of the consideration received for tendered Tagish Lake Shares by non-Canadian Tagish Lake Shareholders.

New Pacific has not verified the reliability of the information regarding Tagish Lake included in, or which may have been omitted from, the Offer and Circular

New Pacific has relied exclusively upon publicly available information and records on file of Tagish Lake in connection with the information provided herein. All historical information regarding Tagish Lake contained in the Offer and Circular, including all Tagish Lake financial information and all pro forma financial information reflecting the pro forma effects of a combination of Tagish Lake and New Pacific which are derived in part from Tagish Lake's financial information, has been derived from Tagish Lake's publicly available information. Tagish Lake has not filed on SEDAR or otherwise publicly disclosed certain of its contracts which may objectively be considered material, including any contracts related to the Skukum Creek Property. Accordingly, any inaccuracy or material omission in Tagish Lake's publicly available information, including the information about or relating to Tagish Lake and its business, prospects, condition (financial and otherwise) and assets contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect the operational plans or prospects of the Combined Company or its business, assets, results of operations and condition (financial or otherwise).

YS Mining, which holds security in default over all of Tagish Lake's assets and controls the Tagish Lake Board, is expected to oppose this Offer

YS Mining currently effectively controls Tagish Lake. It holds a secured loan in the amount of approximately $1,884,421, which is in default, and further unsecured loans in the amount of approximately $1,054,686. In addition, five of Tagish Lake's six directors are or have been directors YS Mining and/or its indirect significant shareholder, Yukon-Nevada. On November 27, 2008 Tagish Lake announced that it had entered into an agreement with YS Mining to amalgamate on the basis of 40 Tagish Lake Shares for one common share of YS Mining. Based on the stated value of YS Mining, this placed a valuation on Tagish Lake Shares of approximately $0.00625 per share. TSXV approval to the amalgamation was not granted and YS Mining terminated the proposed amalgamation in late 2009. It is anticipated that YS Mining, faced with the prospect of losing control of Tagish Lake, will be opposed to the Offer and consequently the Tagish Lake Board will also oppose the Offer.

If the Offer is successful, New Pacific may not realize the benefits of the Skukum Creek Property

If the Offer is successful, as part of its strategy, New Pacific will seek to expedite the development of the Skukum Creek Property towards production. However, the level of capital and operating costs necessary to bring development projects such as the Skukum Creek Property into production, which are used in establishing mineral reserve and mineral resource estimates for obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainty. The actual results of the development of the Skukum Creek Property could differ from current estimates and assumptions, and these differences could be material.

New Pacific is also relying on the technical information regarding the Skukum Creek Property in Tagish Lake's public filings. New Pacific has not been able to assess the accuracy or otherwise verify the mineral reserves and mineral resources estimates at the Skukum Creek Property contained in any technical report prepared for Tagish Lake or in Tagish Lake's other public filings. In addition, neither New Pacific nor Tagish Lake have completed a feasibility study with respect to the Skukum Creek Property.

Change of control provisions in Tagish Lake's agreements triggered upon the acquisition of Tagish Lake may lead to adverse consequences

New Pacific will hold Tagish Lake Shares representing a majority of the voting rights of Tagish Lake if the Offer is successful. Although none are disclosed in Tagish Lake's public filings, Tagish Lake may be a party to agreements or arrangements that contain change of control provisions that may be triggered following completion of the Offer. The operation of any such change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect Tagish Lake's results of operations and financial condition and the business, prospects, assets, results of operations and condition (financial or otherwise) of the Combined Company.

The integration of New Pacific and Tagish Lake may not occur as planned

The anticipated benefits of the Offer will depend in part on whether the properties, assets, operations, and systems of each of Tagish Lake and New Pacific can be integrated in an efficient and effective manner, the timing and manner of completion of any Subsequent Acquisition Transaction or Compulsory Acquisition and whether the expected bases or sources of synergies do in fact produce the benefits anticipated. Most operational and strategic decisions, and certain staffing decisions, with respect to the Combined Company have not yet been made and may not have been fully identified. These decisions and the integration of the two companies will present significant challenges to management, including the integration of properties and assets, systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by the Combined Company, or that the integration of the two companies' properties, assets, operations, systems, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs. In addition, synergies assume certain long-term realized commodity prices. If actual prices fall below such assumed prices, the synergies to be realized could be adversely affected.

The market and listing for Tagish Lake Shares may be affected if New Pacific takes up any Tagish Lake Shares

The purchase of any Tagish Lake Shares by New Pacific under the Offer will reduce the number of Tagish Lake Shares that might otherwise trade publicly, as well as the number of Tagish Lake Shareholders, and, depending on the number of Tagish Lake Shareholders depositing and the number of Tagish Lake Shares purchased under the Offer, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Tagish Lake Shares held by the public. After the purchase of the Tagish Lake Shares under the Offer, it may be possible for Tagish Lake to take steps towards the elimination of any applicable public reporting requirements under applicable securities legislation in any province of Canada and in any other jurisdiction in which there is an insignificant number of Tagish Lake Shareholders. See Section 16 of this Circular, "Effect of the Offer on the Market for and Listing of Tagish Lake Shares".

The rules and regulations of the TSXV establish certain criteria that, if not met, could lead to the delisting of the Tagish Lake Shares from the TSXV. Among such criteria are the number of Tagish Lake Shareholders, the number and aggregate market value of shares publicly held. Depending on the number of Tagish Lake Shares purchased under the Offer, it is possible that the Tagish Lake Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the Tagish Lake Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Tagish Lake Shares. Additionally, to the extent permitted under applicable laws and TSXV rules, New Pacific intends to cause Tagish Lake to apply to delist the Tagish Lake Shares from the TSXV as soon as practicable after the completion of the Offer or any Compulsory Acquisition or any Subsequent Acquisition Transaction. If the Tagish Lake Shares are delisted and Tagish Lake ceases to be a "public corporation" for the purposes of the Tax Act, the Tagish Lake Shares would cease to be qualified investments for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts. Delisting can also have adverse tax consequences to non-resident Tagish Lake Shareholders of the Tagish Lake Shares, as described in Section 20 of this Circular, "Certain Canadian Federal Income Tax Considerations".

After the consummation of the Offer, Tagish Lake would become a majority owned subsidiary of New Pacific and New Pacific's interests could differ from those of the Tagish Lake Shareholders

After the consummation of the Offer, New Pacific may, depending on the number of Tagish Lake Shares taken up by New Pacific under the Offer, have the power to elect the directors, appoint new management, or approve certain actions requiring the approval of Tagish Lake Shareholders, including adopting certain amendments to Tagish Lake's constating documents and approving mergers or sales of Tagish Lake's assets. In particular, after the consummation of the Offer, New Pacific may integrate Tagish Lake and New Pacific, by amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction for the purpose of enabling New Pacific or an affiliate of New Pacific to acquire all Tagish Lake Shares not acquired pursuant to the Offer. In any of these contexts, New Pacific's interests with respect to Tagish Lake may differ from those of any remaining minority Tagish Lake Shareholders who do not deposit their Tagish Lake Shares.

The acquisition of Tagish Lake by New Pacific may not be successfully completed without the possibility of Tagish Lake Shareholders exercising dissent and appraisal rights in connection with a Subsequent Acquisition Transaction

In order for New Pacific to acquire all of the issued and outstanding Tagish Lake Shares, it may be necessary, following the completion of the Offer, to effect a Subsequent Acquisition Transaction. A Subsequent Acquisition Transaction may result in Tagish Lake Shareholders having the right to dissent and demand payment of the fair value of their Tagish Lake Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Tagish Lake Shareholders for their Tagish Lake Shares. A court may determine that the fair value to be paid to dissenting shareholders is an amount greater than the Offer Consideration. There is no assurance that a Subsequent Acquisition Transaction can be completed without Tagish Lake Shareholders exercising dissent rights in respect of a substantial number of Tagish Lake Shares, which could result in the requirement to make a substantial cash or similar payment that could have an adverse effect on New Pacific's financial position and liquidity.

The Offer is conditional upon, among other things, the receipt of any consents and approvals from governments, if required

The Offer is conditional upon, among other things, New Pacific having obtained any government or regulatory approvals, consents and clearances necessary or deemed advisable by New Pacific including, without limitation, those under applicable competition, merger control, antitrust or other similar laws, if any. See Section 2 of the Offer, "Conditions of the Offer". Based upon an examination of publicly available information relating to the business of Tagish Lake, New Pacific does not expect the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, as applicable, to give rise to material competition/antitrust concerns or other regulatory consents or approvals, however, New Pacific cannot be assured that no such concerns will arise or consents or approvals will be required and, if required, a substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have an adverse effect on the business, assets, condition (financial or otherwise) or results of operations of New Pacific.

See Section 17 of this Circular, "Regulatory Matters".

New Pacific and Tagish Lake are subject to a broad range of environmental laws and regulations in the jurisdictions in which they operate, and if the business combination is successful, New Pacific may be exposed to increased environmental costs and liabilities given the operations of Tagish Lake

Each of New Pacific and Tagish Lake is subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. New Pacific has established reserves in respect of possible future environmental reclamation and related liabilities. However, environmental matters cannot be predicted with certainty, and these amounts may not be adequate, especially in light of potential changes in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out compliance on certain sites not initially included in remediation in progress, and the potential liability of each of New Pacific and Tagish Lake to remediate sites for which provisions have not been previously established. Such future developments could result in increased environmental costs and liabilities that could have a material adverse effect on the Combined Company's business, assets, financial position and results of operations.

Tagish Lake Shareholders will realize dilution of their interest

As a result of the issuance of New Pacific Shares under the Offer, the Tagish Lake Shareholders' ownership interest in the Combined Company will be diluted, relative to their current ownership interest in Tagish Lake.

See Section 9 of this Circular, "Information About Tagish Lake — Share Capital of Tagish Lake".

The issuance of a significant number of New Pacific Shares and the potential resale of a significant number of such shares on the TSXV could adversely affect the market price of New Pacific Shares after the take up of Tagish Lake Shares under the Offer

If all of the Tagish Lake Shares are tendered to the Offer, a significant number of additional New Pacific Shares will be available for trading in the public market. Such sales may adversely affect the market price of New Pacific Shares. Moreover, the overall increase in the number of New Pacific Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, New Pacific Shares. The perceived risk of a substantial sale of New Pacific Shares, as well as any actual sales of such New Pacific Shares in the public market, could adversely affect the market price of the New Pacific Shares.

Nature of the New Pacific Shares

The New Pacific Shares involve a high degree of risk and should be acquired only by investors whose financial resources are sufficient to enable them to assume such risks. The New Pacific Shares should not be acquired by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in New Pacific Shares should not constitute a major portion of an investor's portfolio.

Price and volatility of public stock

The market price of securities of New Pacific has experienced wide fluctuations which may not necessarily be related to the operating performance, underlying asset values or prospects of New Pacific. It may be anticipated that any market for New Pacific Shares will be subject to market trends generally and the value of New Pacific Shares on the TSXV may be affected by such volatility.

The enforcement of shareholder rights by Tagish Lake Shareholders resident in the United States may be adversely affected by the combination of Tagish Lake and New Pacific

The enforcement by Tagish Lake Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that New Pacific and Tagish Lake are incorporated under the laws of the Province of British

Columbia, Canada, and that some of both of New Pacific's and Tagish Lake's officers and directors are residents of Canada, the Information Agent and Depositary, as well as some or all of the experts named in this Offer and Circular, are residents of countries other than the United States, and that all or a substantial portion of the assets of New Pacific and of the above mentioned persons may be located outside of the United States. You may not be able to sue New Pacific or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel New Pacific, or its respective affiliates to subject themselves to a US court's judgment.

New Pacific and Tagish Lake are currently dependent upon their exploration, development and production properties in China and the Yukon Territory and any adverse condition affecting those properties or their interests, licenses and permits relating thereto may have a material adverse effect on each company, their respective businesses, prospects, assets, results of operations and condition (financial or otherwise) and the business, prospects, assets, results of operations and condition (financial or otherwise) of the Combined Company

New Pacific's exploration, development and production activities in China and Tagish Lake's exploration and development activities in Yukon, currently account for all or a majority of each company's respective assets. Any adverse condition affecting exploration, development, drilling or mining conditions in China or Yukon could be expected to have a material adverse effect on New Pacific and Tagish Lake, as applicable, the Combined Company, and the business, assets, prospects, results of operations and condition (financial or otherwise) of the Combined Company. There can be no assurance that New Pacific's or Tagish Lake's exploration and development programs at their respective properties will result in any economically viable mining operations or yield mineral reserves or that the combination of their properties will be successful and result in the anticipated synergies and cost savings. New Pacific holds mineral interests in China that may be adversely affected in varying degrees by political instability, laws relating to the mining industry and foreign investment therein, and the policies of other nations in respect of China. Any changes in laws or shifts in political or social conditions are beyond New Pacific's control and may adversely affect its business, the business of Tagish Lake or the business of the Combined Company. The operations of New Pacific, Tagish Lake and the Combined Company may be adversely affected in varying degrees by government laws, including those with respect to restrictions on foreign ownership, production, price controls, export controls, income taxes, expropriation of property, the strategic importance of mineral properties in China, employment, land use, water use, environmental legislation, land reclamation and mine safety. The operations of New Pacific, Tagish Lake and the Combined Company may also be adversely affected in varying degrees by economic and political instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, risk of corruption including violations under United States and Canadian foreign corrupt practices statutes, fluctuations in currency exchange rates and high inflation. These and other risks and uncertainties are described in greater detail in New Pacific's Annual Information Form available on SEDAR at www.sedar.com, which risks and uncertainties may also impact Tagish Lake and its business and assets and the business, assets, results of operations, prospects and condition (financial or otherwise) of the Combined Company.

Additional Risk Factors

In assessing the Offer, Tagish Lake Shareholders should also carefully review the risks and uncertainties described in New Pacific's Annual Information Form and its management's discussion and analyses incorporated by reference herein and filed with certain Canadian securities regulatory authorities. In addition, Tagish Lake may be subject to risks and uncertainties that may or may not be applicable or material to New Pacific at the present time, but that may apply to the Combined Company. Risk factors relating to Tagish Lake can be found in Tagish Lake's most recent management's discussion and analysis and annual information form filed with certain Canadian securities regulatory authorities and available on SEDAR at www.sedar.com.

7. Summary Historical and Unaudited Pro Forma Consolidated Financial Information

The table set out below includes a summary of (i) New Pacific's historical consolidated financial information as at and for the fiscal years ended June 30, 2009 and 2008 and as at March 31, 2010 and for the nine months ended March 31, 2010 and March 31, 2009 and (ii) unaudited pro forma consolidated financial information for New Pacific as at and for the nine months ended March 31, 2010 and for the year ended June 30, 2009. The unaudited pro forma consolidated financial information for New Pacific has been derived from (i) the unaudited interim consolidated financial statements of New Pacific as at and for the nine months ended March 31, 2010; (ii) the audited consolidated financial statements of New Pacific as at and for the year ended June 30, 2009; (iii) the unaudited interim consolidated financial statements of Tagish Lake as at April 30, 2010 and for the periods ended April 30, 2010, July 31, 2009 and July 31,2008; (iv) the audited financial statements of Tagish Lake as at and for the years ended October 31, 2009 and 2008; and (v) such other supplementary information as was available to New Pacific and considered necessary to give pro forma effect to the acquisition of Tagish Lake by New Pacific.

The summary unaudited pro forma consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of New Pacific and the accompanying notes thereto attached as Schedule "A" to the Offer and Circular. The summary unaudited pro forma consolidated financial statement information for New Pacific gives effect to the proposed acquisition of Tagish Lake as if such had occurred as at March 31, 2010 for the purposes of the pro forma consolidated balance sheet information, and as at July 1, 2008 for the purposes of the pro forma consolidated statements of loss for the nine months ended March 31, 2010 and for the year ended June 30, 2009. In preparing the unaudited pro forma consolidated financial statement information, management of New Pacific has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statement information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from the pro forma information presented below. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between New Pacific and Tagish Lake due to the limited publicly available information of Tagish Lake. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma consolidated financial statement information. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of New Pacific and accompanying notes attached as Schedule "A" to the Offer and Circular.

Summary of Historical Financial Information of New Pacific
(All dollar amounts are in 000s', except per share amounts)

					Pro Forma	
	Nine months ended March 31, 2010	**Nine months ended March 31, 2009**	**Year ended June 30, 2009**	**Year ended June 30, 2008**	**Nine months ended March 31, 2010**	**Year ended June 30, 2009**
Consolidated Statements of Operations						
Revenue	$ -	$ -	$ -	$ -	$ -	$ -
Loss before taxes	(1,289)	(516)	(926)	(8,219)	(32,313)	(3,001)
Net loss	(1,289)	(516)	(926)	(6,746)	(31,031)	(2,021)
Net loss per share – basic	(0.04)	(0.02)	(0.03)	(0.21)	(0.83)	(0.05)
Net loss per share – diluted	(0.04)	(0.02)	(0.03)	(0.21)	(0.83)	$ (0.05)
Consolidated Balance Sheets						
Assets	14,624	15,631	15,377	15,194	31,374	n/a
Liabilities	525	691	449	383	13,318	n/a
Shareholders' equity	$ 14,099	$ 14,940	$ 14,928	$ 14,811	$ 18,056	n/a

8. Information About New Pacific

Authorized and Outstanding Share Capital

New Pacific is authorized to issue an unlimited number of New Pacific Shares. As at March 31, 2010, there were 31,904,988 New Pacific Shares issued and outstanding. There are no limitations contained in the articles of New Pacific on the ability of a person who is not a Canadian resident to hold New Pacific Shares or exercise the voting rights associated with New Pacific Shares. A summary of the rights of the New Pacific Shares is set forth below.

Dividends

Holders of New Pacific Shares are entitled to receive dividends when, as and if declared by the board of directors of New Pacific out of funds legally available therefor. The BCBCA provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is or would, after the payment of the dividend, be unable to pay its liabilities as they fall due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital.

Liquidation

In the event of the dissolution, liquidation, or winding up of New Pacific, holders of New Pacific Shares are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of New Pacific's indebtedness.

Voting

Holders of New Pacific Shares are entitled to one vote for each share on all matters voted on by New Pacific Shareholders, including the election of directors.

Prior Sales

For the twelve month period prior to the date of this Offer and Circular, New Pacific issued the following New Pacific Shares and securities convertible into New Pacific Shares listed in the table set forth below:

Date	Description	Number of securities	Price (or Exercise Price) per Security
29-Sep-09	Common shares issued upon exercise stock options	25,000	$ 0.55
01-Oct-09	Common shares issued upon exercise stock options	50,000	0.55
06-Oct-09	Common shares issued upon exercise stock options	4,000	0.50
06-Apr-10	Common shares issued upon exercise stock options	3,000	0.50
14-Jun-10	Stock options granted under New Pacific's stock option plan	1,570,000	$ 0.65
	Total	1,652,000	

Price Range and Trading Volumes of New Pacific Shares

The following table sets forth the high and low closing sale prices and aggregate volume of trading for the New Pacific Shares as reported on the TSXV for the periods indicated:

2009	High (Cdn$)	Low (Cdn$)	Close (Cdn$)	Volume (#)
June	0.95	0.70	0.81	197,300
July	0.95	0.72	0.77	88,900
August	0.88	0.72	0.88	68,600
September	0.95	0.72	0.85	131,500
October	1.00	0.76	0.90	225,800
November	1.10	0.90	0.94	307,600
December	1.06	0.67	0.99	227,800
2010				
January	0.99	0.68	0.72	106,800
February	0.86	0.61	0.67	114,600
March	0.82	0.62	0.69	208,500
April	0.81	0.65	0.70	172,000
May	0.81	0.66	0.71	1,418,600
June	0.80	0.60	0.76	365,000

New Pacific announced its intention to make the Offer on July 5, 2010. On July 2, 2010, the last trading day prior to such announcement, the closing price of the New Pacific Shares on the TSXV was $0.76. The volume weighted average price of the New Pacific Shares for the 20 trading days on the TSXV ending on July 2, 2010 was $0.73.

Pro Forma New Pacific Shares Outstanding and Ownership

The following table sets forth the number of outstanding New Pacific Shares as at March 31, 2010 and the number expected to be outstanding upon completion of the Offer, based on certain assumptions as set out in the notes to the pro forma consolidated financial statements of New Pacific as at March 31, 2010 attached hereto.

	Number of New Pacific Common Shares	% Upon Completion of the Offer
New Pacific Shares Outstanding		
New Pacific Shares issued and outstanding as at March 31, 2010	31,904,988	85.8%
New Pacific Shares issued to Tagish Lake Shareholders	5,290,525[(1)(2)]	14.2%
Pro forma balance	37,195,513	100%

(1) Assumes that none of the outstanding Tagish Lake Options are exercised, as no Tagish Lake Options are "in-the-money", as at the date of this circular.

(2) Assumes that all of the issued and outstanding Tagish Lake shares are acquired with consideration paid 50% in cash and 50% in New Pacific Shares.

Consolidated Capitalization

The following table sets forth New Pacific's consolidated capitalization as at March 31, 2010, adjusted to give effect to any material changes in the share capital of New Pacific since March 31, 2010, the date of New Pacific's most recent unaudited consolidated financial statements, and further adjusted to give effect to the Offer. The table should be read in conjunction with the unaudited pro forma consolidated financial statements and notes attached hereto, and the audited consolidated financial statements of New Pacific as at and for the year ended June 30, 2009 including the notes thereto, and Management's Discussion and Analysis thereof and the other financial information contained in or incorporated by reference in this Offer and Circular.

	As at March 31, 2010	As at March 31, 2010 After Giving Effect to the Offer(1)(2)
	(All amounts in $)	
New Pacific Shares	$16.7 million	$20.7 million
Issued and outstanding, as at March 31, 2010 (Authorized — unlimited)	31,904,988 shares	37,195,513 shares
Cash and short term investments	$9.8 million	$7.5 million
Total Debt	$0.5 million	$10.2 million

(1) Assumes that none of the outstanding Tagish Lake Options are exercised, as no Tagish Lake Options are "in-the-money". There are no warrants to acquire Tagish Lake Shares issued and outstanding as at the date of this Circular.

(2) Assumes that all of the issued and outstanding Tagish Lake Shares are acquired with consideration paid 50% in cash and 50% in New Pacific Shares.

New Pacific Documents Incorporated by Reference and Further Information

The following documents of New Pacific are specifically incorporated by reference into, and form an integral part of, this Circular:

(a) the Annual Information Form;

(b) the audited consolidated financial statements of New Pacific as at June 30, 2009 and June 30, 2008 and for the years then ended, together with the report of independent auditors thereon and the notes thereto;

(c) management's discussion and analysis of financial condition and results of operations for the financial year ended June 30, 2009;

(d) the unaudited interim consolidated financial statements of New Pacific for the three and nine months ended March 31, 2010 and the notes thereto;

(e) management's discussion and analysis of financial condition and results of operations for the three and nine months ended March 31, 2010;

(f) the management information circular dated October 23, 2009 in connection with the New Pacific's annual general meeting of shareholders held on November 27, 2009; and

(g) the material change report filed July 20, 2010 announcing New Pacific's intention to make the Offer.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated herein by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this Circular from documents filed with the securities regulatory authority in each of the provinces of British Columbia and Alberta. Copies of the documents incorporated by reference in the Circular regarding New Pacific may be obtained on request without charge from the Corporate Secretary, New Pacific Metals Corp., Suite 1378 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4, telephone: (604-633-1368). Copies of documents incorporated by reference or forming part of the permanent information record may be obtained by accessing the website of the Canadian securities regulatory authorities located at www.sedar.com. Information contained in or otherwise accessed through New Pacific's website, www.newpacificmetals.com, or any other website does not form part of this Offer and Circular.

9. Information About Tagish Lake

The following information regarding Tagish Lake has been obtained from publicly available information and although believed to be accurate, has not been independently verified by New Pacific.

Share Capital of Tagish Lake

Tagish Lake is authorized to issue an unlimited number of common shares without par value and 30,000,000 preferred shares. Based on publicly available information, New Pacific believes that, as at April 30, 2010, there were 144,081,204 Tagish Lake Shares issued and outstanding and no preferred shares outstanding. Tagish Lake Shareholders are entitled to receive notice of and attend all meetings of Tagish Lake Shareholders with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Tagish Lake Shareholders are entitled to dividends if, as and when declared by the Tagish Lake Board of Directors. Tagish Lake Shareholders are entitled upon liquidation, dissolution or winding up of Tagish Lake to receive the remaining assets of Tagish Lake available for distribution to Tagish Lake Shareholders. Tagish Lake Shares include associated SRP Rights under Tagish Lake's Shareholder Rights Plan.

Price Range and Trading Volume of Tagish Lake Shares

The Tagish Lake Shares are listed and posted for trading on the TSXV under the symbol "TLG". The following tables set forth, for the periods indicated, the reported high, low and closing trading prices and the aggregate volume of trading of the Tagish Lake Shares on the TSXV.

2009	High(Cdn$)	Low (Cdn$)	Close (Cdn$)	Volume (#)
January	0.020	0.010	0.020	2,879,000
February	0.030	0.015	0.020	9,203,500
March	0.025	0.015	0.020	2,185,000
April	0.020	0.010	0.010	4,195,500
May	0.015	0.010	0.015	2,789,400
June	0.015	0.010	0.015	1,796,600
July	0.015	0.010	0.010	2,690,800
August	0.015	0.010	0.015	2,492,900

September	0.015	0.010	0.010	2,608,200
October	0.015	0.010	0.010	2,446,000
November	0.020	0.005	0.020	8,961,700
December	0.040	0.015	0.030	20,215,400
2010				
January	0.035	0.020	0.025	4,669,500
February	0.035	0.025	0.025	10,267,000
March	0.065	0.020	0.065	12,932,100
April	0.055	0.035	0.035	16,739,300
May	0.045	0.030	0.040	7,468,900
June	0.045	0.035	0.045	3,492,200

New Pacific announced its intention to make the Offer on July 5, 2010. On July 2, 2010, the last trading day prior to such announcement, the closing price of the Tagish Lake Shares on the TSXV was $0.04. The volume weighted average price of the Tagish Lake Shares on the TSXV for the 20 trading days ending on July 2, 2010 was $0.04.

10. Acquisition of Tagish Lake Shares Not Deposited Under the Share Offer

It is the Offeror's intention that, if it takes up and pays for Tagish Lake Shares deposited under the Offer, it will enter into one or more transactions to enable New Pacific or an affiliate of New Pacific to acquire all Tagish Lake Shares not acquired pursuant to the Offer. There is no assurance that any such transaction will be completed.

Compulsory Acquisition

If, within four months after the date of the Offer, the Offer has been accepted by Tagish Lake Shareholders who, in the aggregate, hold not less than 90% of the Tagish Lake Shares to which the Offer relates, other than Tagish Lake Shares held at the date of the Offer by, or by a nominee for, the Offeror or its affiliates, the Offeror intends, subject to compliance with all applicable laws, to acquire (the "**Compulsory Acquisition**") all the remaining Tagish Lake Shares on the same terms that the Tagish Lake Shares were acquired pursuant to the Offer, pursuant to the provisions of Section 300 of the BCBCA.

To exercise such statutory right, the Offeror must send notice (the "**Offeror's Notice**") to each holder of Tagish Lake Shares to whom the Offer was made but who did not accept the Offer (each, a "**Remaining Tagish Lake Shareholder**") within five months after the date of the Offer that the Offeror wants to acquire such Tagish Lake Shares. If the Offeror's Notice is sent to a Remaining Tagish Lake Shareholder under Subsection 300(3) of the BCBCA, the Offeror is entitled and bound to acquire all of the Tagish Lake Shares of that Remaining Tagish Lake Shareholder that were involved in the Offer for the same price and on the same terms contained in the Offer, unless the Court orders otherwise on an application made by the Remaining Tagish Lake Shareholder within two months after the date of the Offeror's Notice. Pursuant to any such application, the Court may fix the price and terms of payment for the Tagish Lake Shares held by the Remaining Tagish Lake Shareholder and make any such consequential orders and give such directions as the Court considers appropriate. Unless the Court orders otherwise, the Offeror must, not earlier than two months after the date of the Offeror's Notice, send a copy of the date of the Offeror's Notice to Tagish Lake and must pay or transfer to Tagish Lake the amount of cash or other consideration representing the price payable by the Offeror for the Tagish Lake Shares that are referred to in the Offeror's Notice. On receiving the copy of the Offeror's Notice and the amount of cash or other consideration representing the price payable for the Tagish Lake Shares referred to in the Offeror's Notice, Tagish Lake will be required to register the Offeror as a Tagish Lake Shareholder with respect to those Tagish Lake Shares. Any such amount received by Tagish Lake for the Tagish Lake Shares must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by Tagish Lake, or by a trustee approved by the Court, in trust for the persons entitled to that sum.

Section 300 of the BCBCA also provides that if the Offeror has not sent the Offeror's Notice to a Remaining Tagish Lake Shareholder within one month after becoming entitled to do so, the Offeror must send a written notice to each Remaining Tagish Lake Shareholder stating that the Remaining Tagish Lake Shareholder, within three months after receiving such notice, may require the Offeror to acquire the Tagish Lake Shares of that Remaining Tagish Lake Shareholder that were involved in the Offer. If the Remaining Tagish Lake Shareholder requires the Offeror to acquire its Tagish Lake Shares in accordance with these provisions, the Offeror must acquire those Tagish Lake Shares for the same price and on the same terms contained in the Offer.

The foregoing is a summary only of the rights of Compulsory Acquisition which may become available to the Offeror and is qualified in its entirety by the provisions of Section 300 of the BCBCA. See Section 300 of the BCBCA, a copy of which is attached as Schedule D to this Circular, for the full text of the relevant statutory provisions. Section 300 of the BCBCA is complex and may require strict adherence to notice and timing provisions, failing which a Remaining Tagish Lake Shareholder's rights may be lost or altered. Tagish Lake Shareholders who wish to be better informed about those provisions of the BCBCA should consult their legal advisors.

See Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 21 of the Circular, "United States Federal Income Tax Warning", for a discussion of the tax consequences to Tagish Lake Shareholders in the event of a Compulsory Acquisition.

Subsequent Acquisition Transaction

If New Pacific takes up and pays for Tagish Lake Shares validly deposited under the Offer, New Pacific intends to take such action as is necessary, including causing a special meeting of Tagish Lake Shareholders to be called, to consider a statutory arrangement involving Tagish Lake and New Pacific, or a subsidiary of Tagish Lake or an affiliate of New Pacific, for the purpose of enabling New Pacific or an affiliate of New Pacific to acquire all Tagish Lake Shares not acquired pursuant to the Offer (a "**Subsequent Acquisition Transaction**"). Under such a Subsequent Acquisition Transaction, Tagish Lake may continue as a separate subsidiary of New Pacific following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of Tagish Lake Shares acquired pursuant to the Offer. If New Pacific takes up and pays for 66⅔% of the Tagish Lake Shares issued and outstanding on a fully diluted basis, under the Offer, New Pacific will own sufficient Tagish Lake Shares to effect a Subsequent Acquisition Transaction. New Pacific will cause the Tagish Lake Shares acquired under the Offer to be voted in favour of a Subsequent Acquisition Transaction and, to the extent permitted by applicable law, to be counted as part of any minority or independent shareholder approval that may be required in connection with such a transaction. New Pacific reserves the right, in its sole discretion, not to complete a Subsequent Acquisition Transaction.

MI 61-101 may deem a Subsequent Acquisition Transaction to be a "business combination" if such Subsequent Acquisition Transaction would result in the interest of a holder of Tagish Lake Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Tagish Lake Shares will be a "business combination" under MI 61-101. In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "business combination" carried out in accordance with MI 61-101 or an exemption therefrom, the "related party transaction" provisions therein do not apply to such transaction.

MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting Tagish Lake and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the Expiry Date provided that the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering securityholders were entitled to receive in the take-over bid and provided that certain disclosure is provided in the Circular (and which disclosure has been provided herein). The Offeror expects that these exemptions will be available.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the BCBCA and Tagish Lake's constating documents require the approval of 66⅔% of the votes cast by holders of the outstanding Tagish Lake Shares at a meeting dully called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by "minority" holders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities. If, however, following the Offer, the Offeror is the registered holder of 90% or more of the Tagish Lake Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority Tagish Lake Shareholders.

In relation to the Offer and any business combination, the "minority" Tagish Lake Shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Tagish Lake

Shareholders other than the Offeror, any interested party (within the meaning of MI 61-101), a "related party" of an "interested party", unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither "interested parties" nor "issuer insiders" (in each case within the meaning of MI 61-101) of the issuer, and any "joint actor" (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that the Offeror may treat Tagish Lake Shares acquired under the Offer as "minority" shares and vote them, or to consider them voted, in favour of such business combination if, among other things (a) the business combination is completed not later than 120 days after the Expiry Date; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; (c) certain disclosure is provided in the Circular (and which disclosure is provided herein); and (d) the Tagish Lake Shareholder who tendered such Tagish Lake Shares to the Offer was not (i) a "joint actor" (within the meaning of MI 61-101) with the Offeror in respect of the Offer, (ii) a direct or indirect party to any "connected transaction" (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a "collateral benefit" (within the meaning of MI 61-101) or consideration per Tagish Lake Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Tagish Lake Shares.

The Offeror currently intends (x) that the consideration offered per Tagish Lake Share under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the Offered Consideration paid to Tagish Lake Shareholders under the Offer (provided that, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each New Pacific Share shall be deemed to be at least equal in value to each New Pacific Share offered under the Offer); (y) that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date; and (z) to cause any Tagish Lake Shares acquired under the Offer to be voted in favour of any such Subsequent Acquisition Transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction.

Any Subsequent Acquisition Transaction may also result in Tagish Lake Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Tagish Lake Shares. The exercise of such right of dissent, if certain procedures are complied with by the Tagish Lake Shareholder, could lead to a judicial determination of fair value required to be paid to such dissenting Tagish Lake Shareholder for its Tagish Lake Shares. The fair value so determined could be more or less than the amount paid per Tagish Lake Share pursuant to such transaction or pursuant to the Offer.

If New Pacific proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, or cannot otherwise complete a Subsequent Acquisition Transaction, New Pacific will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable laws, purchasing additional Tagish Lake Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Tagish Lake, or taking no further action to acquire additional Tagish Lake Shares. Any additional purchases of Tagish Lake Shares could be at a price greater than, equal to or less than the value of the Offered Consideration to be paid for Tagish Lake Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, New Pacific may sell or otherwise dispose of any or all Tagish Lake Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by New Pacific, which may vary from the terms and the value of the Offered Consideration.

The tax consequences to a Tagish Lake Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Tagish Lake Shareholder of accepting the Offer. See Section 20 of this Circular, "Certain Canadian Federal Income Tax Considerations" and Section 21 of the Circular, "United States Federal Income Tax Warning". Tagish Lake Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

Judicial Developments

On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Québec, introducing harmonized requirements for enhanced disclosure, independent valuations and minority securityholder approval for specified types of transactions. See "Subsequent Acquisition Transaction" above.

Certain judicial decisions may be considered relevant to any business combination that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances, granted preliminary injunctions to prohibit transactions involving business combinations. The current trend in both legislation and Canadian jurisprudence is toward permitting business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority Tagish Lake Shareholders.

Tagish Lake Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination.

11. Ownership of and Trading in Securities of Tagish Lake and Benefits from the Offer

A wholly-owned subsidiary of New Pacific, 0876044 B.C. Ltd holds 14.3 million shares of Tagish Lake. No other securities of Tagish Lake, including Tagish Lake Shares, are currently owned beneficially, directly or indirectly, nor is control or direction currently exercised over any securities of Tagish Lake, by the Offeror or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable inquiry, by (a) any associate of a director or senior officer of New Pacific, (b) any person holding more than 10% of any class of New Pacific's equity securities, or (c) any person acting jointly or in concert with New Pacific.

The following table summarizes the trading history of New Pacific and its associates or affiliates with respect to the Tagish Lake Shares during the six months preceding the date hereof:

Date	Transaction Type	Number of Common Shares	Price per Common share[(1)]
03/30/2010	Buy	1,069,000	0.03
03/31/2010	Buy	75,000	0.03
03/31/2010	Buy	500,000	0.035
04/01/2010	Buy	50,000	0.03
04/05/2010	Buy	100,000	0.035
04/05/2010	Buy	3,700,000	0.04
04/06/2010	Buy	1,225,000	0.0545
04/07/2010	Buy	149,000	0.055
04/13/2010	Buy	500,000	0.045
04/16/2010	Buy	3,138,000	0.046
04/28/2010	Buy	165,000	0.04
04/28/2010	Buy	120,000	0.04
05/03/2010	Buy	545,000	0.04
05/05/2010	Buy	1,370,000	0.035
05/13/2010	Buy	220,000	0.035
05/17/2010	Buy	55,000	0.035
05/17/2010	Buy	445,000	0.04
05/18/2010	Buy	874,000	0.04
Total		14,300,000	

(1) The price per common share represents the price paid for the Tagish Lake Shares purchased through the facilities of the TSXV in $ on the indicated trading day.

All Tagish Lake Share transactions described above were effected in the normal course through the facilities of the TSXV. No broker acting for the Offeror performed services beyond the customary broker's functions in regard to these transactions. No broker acting for the Offeror received more than the usual fees or commissions in regard to these transactions. No broker acting for the Offeror solicited or arranged for the solicitation of offers to sell, or purchase, as applicable, Tagish Lake Shares in regard to these transactions. Other than as described above, during the 6-month period preceding the date of the Offer, no securities of Tagish Lake have been traded by: (a) the Offeror, (b) any director or senior officer of the Offeror, or (c) to the knowledge of the directors and senior officers of the Offeror, after reasonable inquiry, by (i) any associate of the directors or senior officers of the Offeror, (ii) any person or company holding more than 10% of any class of equity securities of the Offeror, or (iii) any person or company acting jointly or in concert with the Offeror.

Other than as described in this Section 11, no person referred to under this Section 11 will receive any direct or indirect benefit from the consummation of the Offer or from accepting or refusing to accept the Offer, other than the consideration available to any Tagish Lake Shareholder who participates in the Offer.

12. Commitments to Acquire Securities of Tagish Lake

Except pursuant to the Offer, none of the Offeror or any director or senior officer of the Offeror, or to the knowledge of the directors and senior officers of the Offeror after reasonable inquiry, (a) any associate of a director or senior officer of the Offeror, (b) any person holding more than 10% of any class of the Offeror's equity securities or, (c) any person acting jointly or in concert with the Offeror, has entered into any arrangement, agreement, commitment or understanding to acquire any equity securities of Tagish Lake.

13. Arrangements, Agreements, Commitments or Understandings

There are no arrangements, agreements, commitments or understandings made or proposed to be made between the Offeror and any of the directors or senior officers of Tagish Lake and no payments or other benefits are proposed to be made or given by the Offeror to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful. There are no contracts, arrangements or understandings, formal or informal, between New Pacific and any securityholder of Tagish Lake with respect to the Offer or between New Pacific and any person or company with respect to any securities of Tagish Lake in relation to the Offer.

14. Benefits from the Offer

To the knowledge of New Pacific, there are no direct or indirect benefits of accepting or refusing to accept the Offer, that will accrue to any director or senior officer of Tagish Lake, to any associate of a director or senior officer of Tagish Lake, to any person or company holding more than 10% of any class of equity securities of Tagish Lake or to any person action "jointly or in concert" with New Pacific, other than those that will accrue to Tagish Lake Shareholders generally. Certain Tagish Lake Options and other securities of Tagish Lake that are convertible into or exchangeable or exercisable for Tagish Lake Shares (other than the SRP Rights) that are not currently convertible into or exchangeable or exercisable for Tagish Lake Shares may become convertible into or exchangeable or exercisable for Tagish Lake Shares upon the completion of the Offer and certain officers or employees of Tagish Lake may be entitled to additional compensation or benefits under employment or management contracts in connection with the completion of the Offer.

15. Material Changes and Other Information

New Pacific has no information that indicates any material change in the affairs of Tagish Lake has occurred since the date of the last published financial statements of Tagish Lake, other than the making of this Offer by New Pacific and such other material changes as have been publicly disclosed by Tagish Lake. New Pacific has no knowledge of any material fact concerning securities of Tagish Lake that has not been generally disclosed by Tagish Lake or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Tagish Lake Shareholders to accept or reject the Offer.

16. Effect of the Offer on the Market for and Listing of Tagish Lake Shares

The purchase of Tagish Lake Shares by the Offeror pursuant to the Offer will reduce the number of Tagish Lake Shares that might otherwise trade publicly and will reduce the number of holders of Tagish Lake Shares and, depending on the number of Tagish Lake Shares acquired by the Offeror, could adversely affect the liquidity and market value of the remaining Tagish Lake Shares held by the public.

The rules and regulations of the TSXV establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Tagish Lake Shares from the TSXV. Among such criteria is the number of Tagish Lake Shareholders and the number of Tagish Lake Shares publicly held. Depending on the number of Tagish Lake Shares purchased under the Offer, it is possible that the Tagish Lake Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the Tagish Lake Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Tagish Lake Shares.

If permitted by applicable law, subsequent to completion of the Offer or any Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the Tagish Lake Shares from the TSXV. If the Tagish Lake Shares are delisted from the TSX, the extent of the public market for the Tagish Lake Shares and the availability of price or other quotations would depend upon the number of Tagish Lake Shareholders, the number of Tagish Lake Shares publicly held and the aggregate market value of the Tagish Lake Shares remaining at such time, the interest in maintaining a market in Tagish Lake Shares on the part of securities firms, whether Tagish Lake remains subject to public reporting requirements in Canada and other factors.

After the purchase of the Tagish Lake Shares under the Offer, Tagish Lake may cease to be subject to the public reporting and proxy solicitation requirements of the securities laws of Canada or may request to cease to be a reporting issuer or its equivalent under the securities laws of Canada.

17. Regulatory Matters

The Offeror's obligation to take up and pay for Tagish Lake Shares tendered under the Offer is conditional upon all required regulatory approvals having been obtained on terms satisfactory to the Offeror, acting reasonably. New Pacific does not currently intend to take up and pay for Tagish Lake Shares pursuant to the Offer unless New Pacific has obtained, on terms acceptable to it, all approvals, consents and clearances required or deemed appropriate by New Pacific in respect of the purchase of the Tagish Lake Shares under any applicable competition, merger control, antitrust or other similar law or regulation in jurisdictions material to the operations of New Pacific or Tagish Lake.

The distribution of the New Pacific Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities laws. While the resale of New Pacific Shares issued under the Offer is subject to restrictions under the securities laws of certain Canadian provinces and territories, Tagish Lake Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

New Pacific Shares issuable to Tagish Lake Shareholders in the United States pursuant to the Offer will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that the Tagish Lake Shares exchanged pursuant to the Offer are restricted securities. Restricted securities may be offered and sold only pursuant to an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws.

The Offer is being made in compliance with applicable Canadian rules governing take-over bids and tender offers, respectively, or applicable exemptions therefrom.

18. Source of Funds

As at March 31, 2010 New Pacific had $9.9 million in operating capital. To ensure that New Pacific will have adequate funds to settle the Secured Debt and Unsecured Debt of Tagish Lake and take up and pay for all Tagish Lake Shares that are tendered to the Share Offer, New Pacific has arranged a line of credit of up to $10,000,000 from a shareholder of New Pacific. New Pacific has agreed to pay interest on the funds loaned at the prime rate announced by the Bank of Montreal from time to time plus 7%, and an establishment fee of up to $350,000.

19. Shareholder Rights Plan

The following is only a summary of the material provisions of the Shareholder Rights Plan of Tagish Lake obtained exclusively from Tagish Lake's publicly available disclosure and is not meant to be a substitute for the information in the Shareholder Rights Plan.

On July 8, 2010, two days after New Pacific announced its intent to make the Offer, the Tagish Lake Board of Directors announced that the TSXV had accepted a Shareholder Rights Plan, dated March 15, 2010. The Shareholder Rights Plan must be approved by Tagish Lake Shareholders on or before September 14, 2010, in order to come into effect.

Tagish Lake has not filed a copy of the Shareholder Rights Plan on the SEDAR system as of the date hereof. Set out below is the description of the Shareholder Rights Plan based exclusively on publicly available disclosure filed by Tagish Lake with the Canadian securities regulatory authorities.

Under the Shareholder Rights Plan, Tagish Lake has issued one right (an "**SRP Right**") for no consideration in respect of each outstanding Tagish Lake Share to all holders of record of common shares as at 12:01 a.m. (Vancouver time) March 15, 2010. Thereafter, each Tagish Lake Share during the term of the Shareholder Rights Plan will have one SRP Right attached to it. The SRP Right will trade together with the common shares of Tagish Lake and will be represented by the certificates representing the Tagish Lake Shares.

The term of the Shareholder Rights Plan is five years unless the rights are earlier redeemed or exchanged. The SRP Rights are attached to the Tagish Lake Shares and cannot be exercised until ten trading days after a "**Triggering Event**" has taken place. A Triggering Event is one of the following: (i) an Acquiring Person, as defined in the Shareholder Rights Plan, acquires 20% or more of the Tagish Lake Shares; or (ii) an Acquiring Person announces the intention to make a take-over bid that would result in the person owning 20% or more of the Tagish Lake Shares. Upon such a Triggering Event occurring and subject to determination by the Directors of the Tagish Lake, each SRP Right would separate from the Tagish Lake Share and thereafter entitle each holder other than the Acquiring Person to purchase Tagish Lake Shares at a 50% discount to the market price.

The SRP Rights will not be separated from the Tagish Lake Shares if the Acquiring Person makes a Permitted Bid, defined in the Plan to mean a bid made pursuant to a take-over bid circular to all shareholders of Tagish Lake, which has a minimum deposit period of 60 days and pursuant to which not less than 50% of the common shares, other than those held by the Acquiring Person, are deposited and not withdrawn.

While the full details of the Shareholder Rights Plan have not been disclosed by Tagish Lake, under industry standard shareholder rights plans, the Tagish Lake Board of Directors would have the discretion prior to the occurrence of a Triggering Event that would occur by reason of a Take-Over Bid made by means of a take-over bid circular sent to all Tagish Lake Shareholders, to waive the application of the plan to such Triggering Event, provided that such waiver shall automatically constitute a waiver of the application of such provisions to any other Triggering Event made by means of a take-over bid circular to all holders of Tagish Lake Shares. New Pacific has not received any indication from Tagish lake whether or not the directors of Tagish Lake will exercise such discretion.

20. Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations of the Share Offer generally applicable to shareholders who, for the purposes of the Tax Act and at all relevant times, (i) deal and will deal at arm's length with both New Pacific and Tagish Lake, (ii) are not affiliated with either New Pacific or Tagish Lake, and (iii) hold their Tagish Lake Shares, and will hold their New Pacific Shares as capital property. Tagish Lake Shares or New Pacific Shares will generally be considered capital property to a shareholder unless the shareholder holds such shares in the course of carrying on business of buying and selling securities or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Tagish Lake Shareholders who are resident in Canada for purposes of the Tax Act and whose Tagish Lake Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have such shares and every "Canadian security" (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

This summary does not address income tax considerations applicable to directors, officers or other insiders of New Pacific, Tagish Lake or related companies, or persons who hold Tagish Lake Shares or will hold Tagish Lake Shares subject to escrow, trading or other restrictions that might affect the value thereof. In addition, this summary does not address the tax considerations relevant to Tagish Lake Shareholders who acquired their shares on the exercise of an employee stock option. The summary addresses the tax considerations applicable to the shareholders of New Pacific and Tagish Lake only to the extent expressly set out herein.

This summary assumes that any person that held or holds at any time Tagish Lake Options or other rights to acquire Tagish Lake Shares (other than SRP Rights) will have exercised them and acquired Tagish Lake Shares, or they will have expired, prior to the Expiry Time. Accordingly, this summary does not address persons who hold such Tagish Lake Options or other rights. Such persons should consult their own tax advisors for advice regarding the income tax consequences to them of the expiry or exercise of Tagish Lake Options, of the continued holding thereof after the Expiry Time and of the acquisition, holding and disposing of Tagish Lake Shares or any other securities acquired on exercise thereof, which may differ materially from the discussion about income tax considerations set forth in this summary.

This summary does not apply to a shareholder that (i) is a "financial institution" for the purposes of the mark-to-market rules contained in the Tax Act; or (ii) is a "specified financial institution" or "restricted financial institution" (as defined in the Tax Act); or (iii) an interest in which would be a "tax shelter investment" (as defined in the Tax Act); or (iv) who has acquired Tagish Lake Shares upon the exercise of an employee stock option; or (v) to whom the functional currency reporting rules contained in proposed subsection 261(5) of the Tax Act would apply. Such shareholders should consult their own tax advisors.

This summary does not address the Canadian tax consequences to holders of Secured Debt or Unsecured Debt. Such holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all proposals to amend the Tax Act or the regulations publicly announced by the federal Minister of Finance (Canada) prior to the date hereof ("**Tax Proposal**"), and the understanding of Blake, Cassels & Graydon LLP of the current published administrative practices of the Canada Revenue Agency ("**CRA**"). It has been assumed that all Tax Proposals will be enacted as proposed and that there will be no other relevant changes to the Tax Act or other applicable law or policy, although no assurance can be given in these respects. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative practice of CRA, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

The following summary is of a general nature and is not intended to be, nor should it be construed to be, legal or tax advice for any particular Tagish Lake Shareholder, and no representations are being made with respect to the tax consequences to any particular Tagish Lake Shareholder to whom the Share Offer is being made. Accordingly, Tagish Lake Shareholders should consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Tagish Lake Shares under the Share Offer, a Compulsory Acquisition or Subsequent Acquisition Transaction having regard to their particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, territorial or local tax lawns and under foreign tax laws.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Tagish Lake Shares or New Pacific Shares, including dividends, adjusted cost base and proceeds of disposition must be converted into Canadian dollars based on the relevant exchange rate applicable on the effective date (as determined in accordance with the Tax Act) of the related acquisition, disposition or recognition of income.

Tagish Lake Shareholders Resident in Canada

The following portion of the summary is generally applicable to a Tagish Lake Shareholder who, at all relevant times, for the purposes of the Tax Act, is, or is deemed to be, a resident of Canada ("**Resident Holder**").

Exchange of Tagish Lake Shares Pursuant to the Share Offer

Rollover

A Resident Holder who elects to receive only New Pacific Shares in exchange for Tagish Lake Shares in accordance with the Share Election pursuant to the Share Offer, will realize a tax-deferred rollover on the exchange of the Tagish Lake Shares, except in circumstances where the Resident Holder chooses to recognize a capital gain or capital loss on the exchange as described in the immediately following paragraph. By virtue of such rollover, the Resident Holder will be considered to have disposed of the Tagish Lake Shares for proceeds of disposition equal to the aggregate adjusted cost base of the Tagish Lake Shares to the Resident Holder immediately before the exchange, and to have acquired the New Pacific Shares received on the exchange, at a cost equal to such aggregated adjusted cost base. If the Resident Holder owns other New Pacific Shares the adjusted cost base of all such New Pacific Shares, including those received on the exchange, will be averaged subject to detailed rules contained in the Tax Act.

Recognition of Gain or Loss

A Resident Holder who (i) elects the Share Election and chooses to include in computing such Resident Holder's income any portion of the gain or loss from the exchange or (ii) elects to receive cash or a combination of New Pacific Shares and cash in exchange for their Tagish Lake Shares in accordance with the Cash Election or Combined Election, respectively, pursuant to the Share Offer, will be considered to have disposed of his or her Tagish Lake Shares for proceeds of disposition equal to the fair market value, at the time of acquisition, of the cash, New Pacific Shares, or a combination thereof, acquired by such Resident Holder on the exchange. As a result, the Resident Holder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition (net of any reasonable costs of disposition) exceed (or are less than) the aggregated adjusted cost base to the Resident Holder of the Tagish Lake Shares. The cost to such Resident Holder of any New Pacific Shares acquired on the exchange will be equal to the fair market value of the New Pacific Shares at the time of acquisition. If the Resident Holder owns other New Pacific Shares the adjusted cost base of all such New Pacific Shares, including those received on the exchange, will be averaged subject to detailed rules contained in the Tax Act. The general tax treatment of capital gains and capital losses is the same as discussed below under the heading "Taxation of Capital Gains and Losses".

Taxation of Capital Gains and Losses

One-half of any capital gain (a "**taxable capital gain**") realized by a Resident Holder in a taxation year will be included in the holder's income for the year. One-half of any capital loss (an "**allowable capital losses**") realized by the Resident Holder in a year may be deducted against taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back up to three taxation years or carried forward indefinitely, and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the Tax Act.

If the Resident Holder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of a share may be reduced by the amount of certain dividends received or deemed to be received by the corporation on the share, to the extent and under circumstances specified by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a trust or partnership of which a corporation is a beneficiary or member, respectively, is a member of a partnership or a beneficiary of a trust that owns shares.

A Resident Holder that is a Canadian controlled private corporation throughout the relevant taxation year may be subject to a refundable tax of 6⅔% on its aggregate investment income for the year, which will include an amount in respect of taxable capital gains. This additional tax will be refunded to the holder at the rate of $1 for every $3 of taxable dividends paid while it's a private corporation.

Where the Resident Holder is an individual or a trust, other than certain specified trusts, the realization of a capital gain may result in a liability for alternative minimum tax under the Tax Act.

Holding and Disposing of New Pacific Shares

Dividends on New Pacific Shares

In the case of a Resident Holder who is an individual (including a trust), dividends received or deemed to be received on the New Pacific Shares will be included in computing the Resident Holder's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to "eligible dividends" (as defined in the Tax Act).

A Resident Holder that is a corporation must include any dividends received or deemed to be received on the New Pacific Shares in computing its income and will generally be entitled to deduct the amount of such dividends in computing its taxable income. A Resident Holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) or a related group of individuals (other than trusts) will generally be liable, under Part IV of the Tax Act, to pay a refundable tax of 33⅓% on dividends received or deemed to have been received on the New Pacific Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income.

Disposition of New Pacific Shares

A disposition or deemed disposition of a New Pacific Share by a Resident Holder will generally result in a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of such share immediately before the disposition. The taxation of capital gains and capital losses is described above under the heading "Taxation of Capital Gains and Capital Losses".

Tagish Lake Shares Not Deposited by Resident Holders

Compulsory Acquisition or Subsequent Acquisition Transaction

As described in "Acquisition of Tagish Lake Shares Not Deposited Under the Share Offer" in Section 10 of this Circular, if within four months after the date of the Share Offer, the Share Offer has been accepted by holders of not less than 90% of the Tagish Lake Shares and the Offeror acquires such deposited Tagish Lake Shares, the Offeror will, subject to compliance with all applicable Laws, acquire the remainder of the Tagish Lake Shares pursuant to a Compulsory Acquisition (other than Tagish Lake Shares held by, or by nominees of, the Offeror or its affiliates as at the date of the Share Offer). If the Offeror takes up and pays for Tagish Lake Shares validly deposited under the Share Offer but acquires less than the number of shares required to effect a Compulsory Acquisition or the Compulsory Acquisition provisions of the BCBCA are otherwise unavailable, the Offeror intends to acquire, directly or indirectly, all of the Tagish Lake Shares pursuant to a Subsequent Acquisition Transaction. If the Minimum Tender Condition is satisfied, the Offeror will own sufficient Tagish Lake Shares to effect a Subsequent Acquisition Transaction.

The tax consequences to a Resident Holder whose Tagish Lake Shares are acquired pursuant to a Compulsory Acquisition will generally be the same as described above, in the case of a Resident Holder who receives only New Pacific Shares under the heading "Exchange of Tagish Lake Shares Pursuant to the Share Offer – Rollover" and in the case of a Resident Holder who receives consideration other than only New Pacific Shares, under the heading "Exchange of Tagish Lake Shares Pursuant to the Share Offer – Recognition of Gain or Loss".

As described in Section 10 of the Circular, "Acquisition of Tagish Lake Shares Not Deposited Under the Share Offer" it is New Pacific's current intention that the consideration offered under any Subsequent Acquisition Transaction would be the same as the consideration offered under the Share Offer. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and accordingly it is not possible to comment except in very general terms. New Pacific may propose to carry out a Subsequent Acquisition Transaction by means of an amalgamation, statutory arrangement, consolidation, capital reorganization or other transaction, the tax consequences of which to a Resident Holder would depend upon the nature of the particular transaction undertaken and may be substantially the same as, or materially different from, those described above. Depending upon the exact manner in which the transaction is carried out, such tax consequences may also include a capital gain or capital loss, a deemed dividend or both a deemed dividend and a capital gain or capital loss. Any such capital loss may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on the Tagish Lake Shares (or on shares of an amalgamated corporation for which the Tagish Lake Shares are exchanged) to the extent and under the circumstances described in the Tax Act.

A Resident Holder that is a corporation should consult its tax advisors for specific advice with respect to the potential application of subsection 55(2) of the Tax Act with respect to any dividends received, or deemed to be received, by such corporation in connection with a Subsequent Acquisition Transaction. Subsection 55(2) provides in part that, where a Resident Holder that is a corporation receives or is deemed to receive a dividend, in certain circumstances the dividend or deemed dividend may be treated as proceeds of disposition of the Tagish Lake Shares for the purpose of computing the Resident Holder's capital gain. Subject to the potential application of this provision, dividends received or deemed to be received by a corporation in connection with a Subsequent Acquisition Transaction will be included in computing income, and normally will also be deductible in computing its taxable income, but affected Resident Holders are advised to consult their own tax advisors in this regard.

A Resident Holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% on dividends received, or deemed to be received, in connection with a Subsequent Acquisition Transaction to the extent that such dividends are deductible in computing such corporation's taxable income.

In the case of a Resident Holder who is an individual (including a trust), dividends received or deemed to be received in connection with a Subsequent Acquisition Transaction will be included in computing the Resident Holder's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation.

If the Subsequent Acquisition Transaction is carried out by means of an amalgamation, Resident Holders who exercise a right of dissent in respect of such an amalgamation will be considered to have disposed of their Tagish Lake Shares for proceeds of disposition equal to the amount paid to the dissenting Resident Holder for such Tagish Lake Shares, other than interest awarded by the court. Because of uncertainties as to the method of payment and, under the relevant legislation, as to whether such amounts paid to a dissenting Resident Holder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Resident Holders should consult with their tax advisors in this regard. Interest awarded by a court will be included in computing the Resident Holder's income.

Resident Holders should consult their own tax advisors for advice with respect to all income tax consequences to them of having their Tagish Lake Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

Tagish Lake Shares may be delisted from the TSXV after the exchange of New Pacific Shares for Tagish Lake Shares pursuant to the Share Offer. In certain circumstances, a delisting could adversely affect a holder of Tagish Lake Shares that does not accept the Share Offer and that is a trust governed by a registered retirement savings plan (or other deferred income plan), by subjecting such holder to certain taxes and penalizing provisions under the Tax Act, and Resident Holders who may be so affected should consult with their own tax advisors in this regard.

Eligibility for Investment

If the New Pacific Shares are listed on a designated stock exchange (which includes the TSXV), the New Pacific Shares will be a qualified investment under the Tax Act for a trust governed by a registered retirement savings plan, a, registered retirement income fund, a, deferred profit sharing plan, a registered education savings plan, a, registered disability savings plan and a tax-free savings account ("**TFSA**").

Notwithstanding the forgoing, a holder of New Pacific Shares will be subject to penalty tax if the New Pacific Shares are held in a TFSA and are "prohibited investments" for the TFSA under the Tax Act. However, the New Pacific Shares will not be prohibited Investments for a TFSA held by a particular holder provided the particular holder deals at arm's length with New Pacific for the purposes of the Tax Act and does not have a "significant interest" (as defined in the Tax Act) in either New Pacific or a person or partnership that does not deal with New Pacific at arm's length for purposes of the Tax Act. Holders should consult their own tax advisors as to whether the New Pacific Shares will be prohibited investments in their particular circumstances.

Tagish Lake Shareholders Not Resident in Canada

The following part of the summary applies, subject to all provisos and assumptions set out above, to a shareholder, who participates in the Share Offer, and who for the purposes of the Tax Act and any relevant tax treaty, is not and has never been resident or deemed a resident of Canada and does not, and will not at any relevant time, use or hold any Tagish Lake Shares or New Pacific Shares in carrying on, or otherwise in connection with, a business in Canada (a "**Non-Resident Holder**"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Exchange of Tagish Lake Shares pursuant to the Share Offer

A Non-Resident Holder who elects to receive only New Pacific Shares in exchange for Tagish Lake Shares in accordance with the Share Election pursuant to the Share Offer, will realize a tax-deferred rollover on the exchange, except where the Non-Resident Holder chooses to recognize a capital gain or capital loss on the exchange as described above under "Tagish Lake Shareholders Resident in Canada – Exchange of Tagish Lake Shares Pursuant to the Share Offer – Recognition of Gain or Loss". By virtue of such rollover, the Non-Resident Holder will be considered to have disposed of the Tagish Lake Shares for proceeds of disposition equal to the aggregate adjusted cost base to the Non-Resident Holder of the Tagish Lake Shares immediately before the exchange, and to have acquired the New Pacific Shares received on the exchange, at a cost equal to such aggregated adjusted cost base. If the Non-Resident Holder owns other New Pacific Shares the adjusted cost base of all such New Pacific Shares will be averaged subject to detailed rules contained in the Tax Act.

A Non-Resident Holder who (i) elects the Share Election and chooses to include in computing such Non-Resident Holder's income any portion of the gain or loss from the exchange or (ii) elects to receive cash or a combination of New Pacific Shares and cash in exchange for the Tagish Lake Shares in accordance with the Cash Election or Combined Election, respectively, pursuant to the Share Offer will be considered to have disposed of his or her Tagish Lake Shares for proceeds of disposition equal to the fair market value at the time of acquisition of the New Pacific Shares and will generally be subject to the same tax consequences as discussed above under "Tagish Lake Shareholders Resident in Canada – Taxation of Capital Gains and Losses". The cost to such Non-Resident Holder of any New Pacific Shares acquired on the exchange will be equal to the fair market value of those shares at the time of acquisition. If the Non-Resident Holder owns other New Pacific Shares the adjusted cost base of all such New Pacific Shares will be averaged subject to detailed rules contained in the Tax Act.

A Non-Resident Holder who chooses to include in computing the Non-Resident Holder's income any portion of the gain or loss from the exchange will not be subject to tax under the Tax Act on any capital gains realized on the exchange of the Tagish Lake Shares, provided that the Tagish Lake Shares exchanged do not constitute "taxable Canadian property" (as defined in the Tax Act), of the Non-Resident Holder at the time of the exchange. Even if the Tagish Lake Shares do constitute taxable Canadian property the provsions of an income tax treaty exempt any capital gain from tax under the Tax Act. Any capital gains realized by a Non-Resident Holder whose Tagish Lake Shares are "taxable Canadian property" (and are not exempt from tax on capital gains pursuant to an applicable tax treaty) will be subject to tax in Canada.

Generally, a share of a Canadian resident corporation owned by a Non-Resident Holder will not be "taxable Canadian property" of that Non-Resident Holder at a particular time, provided that: (i) the share is listed on a designated stock exchange (which includes the TSX) at that time: (ii) at any time within the previous 60 months (A) neither the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length, nor the Non-Resident Holder together with all such persons, has owned 25% or more of the shares of any class or series of the corporation, and (B) not more than 50% of the fair market value of the shares was derived directly or indirectly from one or any combination or real or immoveable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act) "timber resource properties" (as defined in the Tax Act) and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists); and (iii) the share was not acquired in a transaction as a result of which the share was deemed to be taxable Canadian property of the Non-Resident Holder.

For the purpose of the exchange, the Tagish Lake Shares, owned by a Non-Resident Holder at the time of the exchange will be considered "excluded property" for purposes of section 116 of the Tax Act. Therefore, should the Tagish Lake Shares be "taxable Canadian property" to a Non-Resident Holder, there is no Canadian tax liability to be withheld by New Pacific at the time of the exchange, nor is there an obligation for the Non-Resident Holder to obtain a clearance certificate from the CRA in respect of the proposed exchange.

Where the Tagish Lake Shares were "taxable Canadian property" to the Non-Resident Holder, the New Pacific Shares issued on the exchange pursuant to the Share Election (and not the Combined Election) will be deemed to be "taxable Canadian property" to the Non-Resident Holder.

Holding and Disposing of New Pacific Shares

Dividends on New Pacific Shares

Dividends paid, deemed to be paid, or credited on New Pacific Shares to a Non-Resident Holder will be subject to withholding tax under the Tax Act at a rate of 25% unless the rate is reduced by an applicable income tax treaty.

Disposition of New Pacific Shares

Any capital gain realized by a Non-Resident Holder on the disposition or deemed disposition of New Pacific Shares, acquired pursuant to the exchange or otherwise, will not be subject to tax under the Tax Act provided that the shares do not constitute "taxable Canadian property" (as defined in the Tax Act and discussed above) of the Non-Resident Holder, at the time of disposition, or where an applicable income tax treaty exempts the capital gain from tax under the Tax Act.

In the case of New Pacific Shares that are "taxable Canadian property" owned by a Non-Resident Holder, where any capital gain that would be realized on the disposition of the share is not exempt from tax under the Tax Act or pursuant to an applicable income tax treaty, the consequences discussed above under "Tagish Lake Shareholders Resident in Canada - Taxation of Capital Gains and Losses" for Resident Holders, will generally apply.

On the assumption, that at the time of the disposition of the New Pacific Shares by the Non-Resident Holder, the New Pacific Shares are "taxable Canadian property" but "excluded property" as defined in section 116 of the Tax Act, then there is no Canadian tax liability to be withheld by New Pacific at the time of the disposition, nor is there an obligation for a Non-Resident Holder to obtain a certificate from CRA in respect of the proposed disposition.

Tagish Lake Shares Not Deposited by Non-Resident Holders

Compulsory Acquisition or Subsequent Acquisition Transaction

As described in "Acquisition of Tagish Lake Shares Not Deposited under the Share Offer" in Section 10 of the Circular, if within four months after the date of the Share Offer, the Share Offer has been accepted by holders of not less than 90% of Tagish Lake Shares (other than Tagish Lake Shares held by, or by nominees on behalf of, the Offeror or its affiliates as at the date of the Share Offer) and the Offeror acquires such deposited Tagish Lake Shares, the Offeror will, subject to compliance with all applicable Laws, acquire the remainder of the Tagish Lake Shares pursuant to a Compulsory Acquisition in accordance with the provisions of the BCBCA. If the Offeror takes up and pays for Tagish Lake Shares validly deposited under the Share Offer but acquires less than the number of shares required to effect a Compulsory Acquisition or the compulsory acquisition provisions for the BCBCA are otherwise unavailable, the Offeror intends to acquire directly or indirectly, all of the remaining Tagish Lake Shares pursuant to a Subsequent Acquisition Transaction. If the Minimum Tender Condition is satisfied, the Offeror will own sufficient Tagish Lake Shares to effect a Subsequent Acquisition Transaction.

Non-Resident Holders whose Tagish Lake Shares are acquired pursuant to a Compulsory Acquisition will dispose of such shares for the purposes of the Tax Act for proceeds of disposition equal to the amount received under the Compulsory

Acquisition. Subject to the discussion below under "Potential Delisting", a Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Tagish Lake Shares unless the Tagish Lake Shares constitute "taxable Canadian property" to the Non-Resident Holder and not exempt under relevant provision of an applicable income tax treaty-. Non-Resident Holders who do not deposit their Tagish Lake Shares under the Share Offer should also see the caution in the discussion below under the hearing "Potential Delisting".

As described in Section 10 of the Circular, "Acquisition of Tagish Lake Shares Not Deposited Under the Share Offer" it is New Pacific's current intention that the consideration offered under any Subsequent Acquisition Transaction would be the same as the consideration offered under the Share Offer. The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those referred to above. A Non-Resident Holder may realize a capital gain or a capital loss and/or a deemed dividend (see also discussion above). In general, the Non-Resident Holder would not be subject to taxation under the Tax Act in respect of any capital gain that is realized unless the Non-Resident Holder's Tagish Lake Shares are "taxable Canadian property", as described above, and the Non-Resident Holder is not afforded any relief under an applicable tax treaty. Non-Resident Holders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Tagish Lake Shares acquired pursuant to a Subsequent Acquisition Transaction, including the special considerations applicable if the Tagish Lake Shares are not then listed on a prescribed exchange.

Potential Delisting

Tagish Lake Shares may be delisted from the TSXV. If the Tagish Lake Shares are not listed on a recognized stock exchange (as defined in the Tax Act) at the time of disposition by a Non-Resident Holder, then notwithstanding any other tax considerations described in this Circular, the notification and withholding provisions of section 116 of the Tax Act may apply to the Non-Resident Holder. Non-Resident Holders should consult with their own tax advisors well in advance of any Subsequent Acquisition Transaction in this regard.

21. United States Federal Income Tax Warning

NEW PACIFIC IS NOT PROVIDING ANY TAX ADVICE TO TAGISH LAKE SHAREHOLDERS RESIDENT IN THE UNITED STATES, OR OTHERWISE SUBJECT TO U.S. TAX LAWS.

HOLDERS OF TAGISH LAKE SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION OF TAGISH LAKE SHARES PURSUANT TO THE SHARE OFFER AS WELL AS THE RESULTING OWNERSHIP AND DISPOSITION OF NEW PACIFIC SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL AND NON-UNITED STATES TAX LAW AND THE POSSIBLE EFFECTS OF CHANGES IN TAX LAW.

22. Depositary

New Pacific has engaged Kingsdale to act as Depositary for the receipt of Tagish Lake Shares and related Letters of Transmittal deposited under the Offer and for the payment for Tagish Lake Shares purchased by New Pacific pursuant to the Offer. The Depositary will also receive Notices of Guaranteed Delivery at its offices in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Tagish Lake Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Tagish Lake Shares. The Depositary will receive reasonable and customary compensation from New Pacific for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. New Pacific has also agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the securities laws of Canada.

23. Information Agent

New Pacific has retained Kingsdale and its affiliates to act as Information Agent to provide a resource for information for shareholders in connection with the Offer. Kingsdale will receive reasonable and customary compensation from New Pacific for services in connection with the Offer and will be reimbursed for associated costs and out of pocket expenses. Kingsdale will be indemnified against certain liabilities, including liabilities under securities laws and expenses incurred in connection therewith.

If you have questions about either the Secured Debt Offer or the Unsecured Debt Offer, you can call New Pacific at 604-633-1368 or email your inquiry to debtinfo@newpacificmetals.com.

24. Securityholders' Statutory Rights

Securities legislation of the provinces and territories of Canada provides securityholders of Tagish Lake with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

25. Legal Matters

Certain legal matters relating to the Offer and to the New Pacific Shares to be distributed pursuant to the Offer will be reviewed on behalf of New Pacific by Armstrong Simpson as to Canadian matters, other than tax matters, by Blake, Cassels & Graydon LLP, as to Canadian tax matters and Paul, Weiss, Rifkind, Wharton & Garrison, LLP as to United States matters. As at the date hereof the partners and associates of Armstrong Simpson, Blake, Cassels & Graydon LLP as a group and the partners and associates of Paul, Weiss, Rifkind, Wharton & Garrison LLP as a group, beneficially own, directly or indirectly, less than 1% of any class of New Pacific's issued and outstanding securities.

26. Experts

Except as otherwise referred to herein, reference should be made to the section entitled "Interests of Experts" set out in the Annual Information Form which is incorporated by reference into this Offer and Circular. With respect to technical information relating to New Pacific contained in the Annual Information Form, Myles Gao, P. Geo, New Pacific's Chief Operating Officer, has supervised the preparation of such disclosure as a "qualified person" for the purposes of NI 43-101.

Deloitte & Touche LLP is independent with respect to New Pacific within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

27. Directors' Approval

The contents of the Offer and Circular have been approved and the sending thereof to the Tagish Lake Shareholders has been authorized by the board of directors of New Pacific.

CONSENT OF COUNSEL

To: The Directors of New Pacific Metals Corp.

We hereby consent to the references to our name contained under the heading "Legal Matters" and the heading "Certain Canadian Federal Income Tax Considerations" in the take-over bid circular accompanying the Offer dated July 21, 2010 made by New Pacific Metals Corp. to purchase all of the issued and outstanding common shares of Tagish Lake Gold Corp.

Vancouver, British Columbia
July 21, 2010

(Signed) BLAKE, CASSELS & GRAYDON LLP

To: The Directors of New Pacific Metals Corp.

We hereby consent to the references to our name contained under the heading "Legal Matters" in the take-over bid circular accompanying the Offer dated July 21, 2010 made by New Pacific Metals Corp. to purchase all of the issued and outstanding common shares of Tagish Lake Gold Corp.

July 21, 2010

(Signed) PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

AUDITORS' CONSENT

We have read the offer to purchase and circular of New Pacific Metals Corp. (the "Company") dated July 21, 2010 relating to the proposed acquisition by the Company of all of the outstanding common shares of Tagish Lake Gold Corp. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned offer to purchase and circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at June 30, 2009 and 2008 and the consolidated statements of loss and comprehensive loss, shareholders' equity and cash flows for the years then ended. Our report is dated September 25, 2009.

Chartered Accountants
Vancouver, British Columbia
July 21, 2010

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: July 21, 2010

(Signed) DR. RUI FENG
President

(Signed) MARIA TANG
Chief Financial Officer

On behalf of the Board of Directors

(Signed) THE HONOURABLE JACK AUSTIN
Chairman and Director

(Signed) JOANNE YANN
Director

SCHEDULE A

This Schedule A contains unaudited pro forma financial information for New Pacific as at March 31, 2010 and for the nine months ended March 31, 2010 in accordance with Canadian GAAP.

Page 86


New Pacific Metals Corp.
新太平洋金属有限公司
TSX-V: NUX

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(Unaudited - Expressed in Canadian dollars, unless otherwise stated)

NEW PACIFIC METALS CORP.

PRO FORMA CONSOLIDATED BALANCE SHEET

March 31, 2010

(Expressed in Canadian dollars, unless otherwise stated)

(Unaudited)

	NUX March 31, 2010	TLG April 30, 2010	Note 4	Pro forma adjustments	Pro forma consolidated
ASSETS					
Current Assets					
Cash and short term investments	$ 9,847,590	$ 82,538	a	$ (543,186)	$ 7,479,105
			c	(4,161,697)	
			d	2,253,860	
Receivables and prepaid expenses	539,398	549,601			1,088,999
	10,386,988	632,139		(2,451,023)	8,568,104
Reclamation deposits	55,320	-			55,320
Long term investments	115,080	-	a	543,186	-
			b	(62,794)	
			c	(595,472)	
Plant and equipment	268,287	157,960			426,247
Mineral property interests	3,797,873	1,500,000	c	17,027,187	22,325,060
	$ 14,623,548	$ 2,290,099		$ 14,461,084	$ 31,374,731
LIABILITIES					
Current Liabilities					
Secured loan from Yukon-Shaanxi Mining Company Inc.	$ -	$ 1,884,421	d	$ (1,884,421)	$ -
Unsecured loan from Yukon-Shaanxi Mining Company Inc.	-	1,054,686	d	(1,054,686)	-
Accounts payable and accrued liabilities	304,022	4,333,452	d	(4,333,452)	304,022
Deposit received	80,352	-			80,352
Due to related parties	140,436	71,114	d	(71,114)	140,436
	524,810	7,343,673		(7,343,673)	524,810
Due to related parties	-	52,467	d	(52,467)	-
Line of credit	-	-	d	9,650,000	9,650,000
Future income tax liabilities	-	-	c&e	3,143,178	3,143,178
	524,810	7,396,140		5,397,038	13,317,988
SHAREHOLDERS' EQUITY					
Share capital	16,707,223	48,424,905	c	(48,424,905)	20,728,022
			c	4,020,799	
Shares held in treasury	-	(120,000)	c	120,000	-
Contributed surplus	12,953,823	1,746,147	c	(1,746,147)	12,953,823
Accumulated other comprehensive income	62,794	-	b	(62,794)	-
Deficit	(15,625,102)	(55,157,093)	c	55,157,093	(15,625,102)
	14,098,738	(5,106,041)		9,064,046	18,056,743
	$ 14,623,548	$ 2,290,099		$ 14,461,084	$ 31,374,731

NEW PACIFIC METALS CORP.

PRO FORMA CONSOLIDATED STATEMENT OF LOSS FOR THE NINE MONTHS ENDED MARCH 31, 2010

(Expressed in Canadian dollars, except for share figures)
(Unaudited)

	NUX	TLG			
	Nine months ended March 31, 2010	Nine months ended April 30, 2010 (Schedule A)	Note 4	Pro forma adjustments	Pro forma consolidated
Expenses					
Consulting	$ 167,105	$ -		$ -	$ 167,105
Depreciation	14,806	19,892		-	34,698
Filing and listing	12,291	16,486		-	28,777
Foreign exchange (gain) loss	39,478	-		-	39,478
General exploration	88,729	-		-	88,729
Impairment loss of mineral property interest	-	29,003,525		-	29,003,525
Interest and bank charges	1,606	163,410	d	750,000	915,016
Investor relations	63,132	956		-	64,088
Legal and professional fees	58,481	233,855		-	292,336
Salaries and benefits	297,892	228,322		-	526,214
Office and administration	120,045	36,920		-	156,965
Rent	50,750	21,197		-	71,947
Stock-based compensation	353,841	542,212		-	896,053
Travel and promotion	99,060	2,595		-	101,655
	1,367,216	30,269,370		750,000	32,386,586
Other income and expenses					
Gain (loss) on disposal of mineral property interests	15,330	(7,502)		-	7,828
Gain on disposal of plant and equipment	7,541	2,237		-	9,778
Interest income	55,641	-		-	55,641
	78,512	(5,265)		-	73,247
Loss before future income tax recovery	(1,288,704)	(30,274,635)		(750,000)	(32,313,339)
Future income tax recovery	-	1,282,093		-	1,282,093
Net loss for the period	$ (1,288,704)	$ (28,992,542)		$ (750,000)	$ (31,031,246)
Loss per share - basic and diluted	$ (0.04)				$ (0.83)
Weighted average number of shares - basic and diluted	31,878,284				37,168,809

See accompanying notes to unaudited pro forma consolidated financial statements

NEW PACIFIC METALS CORP.

PRO FORMA CONSOLIDATED STATEMENT OF LOSS FOR THE YEAR ENDED JUNE 30, 2009

(Expressed in Canadian dollars, except for share figures)
(Unaudited)

	NUX	TLG			
	Year ended June 30, 2009	Twelve months ended July 31, 2009 (Schedule B)	Note 4	Pro forma adjustments	Pro forma consolidated
Expenses					
Consulting	$ 213,419	$ 7,054		$ -	$ 220,473
Depreciation	25,249	40,234		-	65,483
Filing and listing	13,869	24,255		-	38,124
Foreign exchange (gain) loss	(438,961)	-		-	(438,961)
General exploration	134,442	-		-	134,442
Impairment loss of mineral property interest	-	134,217		-	134,217
Interest and bank charges	2,206	160,669	d	1,000,000	1,162,875
Investor relations	128,311	29,652		-	157,963
Legal and professional fees	90,652	95,910		-	186,562
Salaries and benefits	324,691	453,874		-	778,565
Office and administration	121,755	88,295		-	210,050
Rent	91,343	23,237		-	114,580
Stock-based compensation	932,817	3,650		-	936,467
Travel and promotion	62,226	14,432		-	76,658
	1,702,019	1,075,479		1,000,000	3,777,498
Other income and expenses					
Gain on disposal of mineral property interests	405,802	-		-	405,802
Loss on disposal of plant and equipment	(9,198)	-		-	(9,198)
Interest income	311,464	-		-	311,464
Other income	68,105	-		-	68,105
	776,173	-		-	776,173
Loss before future income tax recovery	(925,846)	(1,075,479)		(1,000,000)	(3,001,325)
Future income tax recovery	-	980,176		-	980,176
Net loss for the year	$ (925,846)	$ (95,303)		$ (1,000,000)	$ (2,021,149)
Loss per share - basic and diluted	$ (0.03)				$ (0.05)
Weighted average number of shares - basic and diluted	31,680,223				36,970,748

See accompanying notes to unaudited pro forma consolidated financial statements

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated balance sheet of New Pacific Metals Corp. ("NUX" or the "Company") as at March 31, 2010 and the unaudited pro forma consolidated statements of loss for the nine months ended March 31, 2010 and for year ended June 30, 2009 have been prepared by management of NUX in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), for illustrative purposes only, to show the effect of the NUX's offer (the "Offer") to purchase all of the issued and outstanding common shares of Tagish Lake Gold Corp. ("TLG").

These unaudited pro forma consolidated financial statements have been compiled from and include:

a) An unaudited pro forma consolidated balance sheet as at March 31, 2010 combining the unaudited consolidated balance sheet of NUX as at March 31, 2010 and the unaudited consolidated balance sheet of TLG as at April 30, 2010.

b) An unaudited pro forma consolidated statement of loss for the nine months ended March 31, 2010 combining the unaudited consolidated statements of loss of NUX for the nine months ended March 31, 2010, and unaudited consolidated statement of loss of TLG for the six months ended April 30, 2010 and three months ended October 31, 2009 (Schedule A). The unaudited consolidated statement of loss of TLG for the three months ended October 31, 2009 has been added to TLG's unaudited consolidated statement of loss for the six months ended April 30, 2010 to allow the unaudited pro forma statement of operations to combine to one nine-month period.

c) An unaudited pro forma consolidated statement of loss for the year ended June 30, 2009 combining the audited consolidated statement of loss of NUX for the year ended June 30, 2009, and the unaudited consolidated statements of loss of TLG for the nine months ended July 31, 2009 and three months ended October 31, 2008 (Schedule B). The unaudited consolidated statement of loss of TLG for the three months ended October 31, 2008 has been added to TLG's unaudited consolidated statement of loss for the nine months ended July 30, 2009 to allow the unaudited pro forma statement of operations to combine to one twelve-month period.

The unaudited pro forma consolidated balance sheet as at March 31, 2010 has been prepared as if the transaction described in Notes 3 had occurred on March 31, 2010. The unaudited pro forma consolidated statements of loss for the nine months ended March 31, 2010 and for the year ended June 30, 2009 have been prepared as if the transactions described in Notes 3 had occurred on July 1, 2008.

It is management's opinion that these unaudited pro forma consolidated financial statements are presented, in all material respects, the transactions, assumptions and adjustments described in Notes 4, in accordance with Canadian GAAP. These unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of NUX which would have actually resulted, had the transactions been effected on the dates indicated. Actual amounts recorded should the transaction take place will likely differ from those recorded in the unaudited pro forma consolidated financial statements. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma consolidated financial statement information. Further, the unaudited pro forma consolidated financial information is not necessarily indicative of the financial position that will exist following the transaction, nor the results of operations that may be obtained in the future.

NUX and TLG do not have cotemporaneous year end reporting dates. The fiscal year end for NUX is June 30, and fiscal year end for TLG is October 31. The unaudited consolidated balance sheet of TLG as at April 30, 2010 is assumed to be equal to the unaudited consolidated balance sheet date of March 31, 2010 as TLG's reporting date is within 93 days of NUX's reporting date. The unaudited consolidated statements of loss of TLG for the nine months ended April 30, 2010 and twelve months ended July 31, 2009 are assumed to be equal to the unaudited consolidated statements of loss for the nine months ended March 31, 2010 and year ended June 30, 2009 for the same reason.

These unaudited pro forma consolidated financial statements should be read in conjunction with those respective historical financial statements and notes thereto of NUX and TLG.

2. SIGNIFICANT ACCOUNTING POLICIES

On April 12, 2010, TLG has obtained creditor protection under the Companies' Creditors Arrangement Act ("CCAA"). The financial statements of TLG were still prepared on a going concern basis.

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are set out in NUX's audited consolidated financial statements for the year ended June 30, 2009. In preparing the unaudited pro forma consolidated financial statements, a review of publicly available information was undertaken to identity accounting policy differences between NUX and TLG. While management believes that the significant accounting policies of NUX and TLG are consistent in all material respects, accounting policy differences may be identified upon consummation of the proposed transaction.

Certain of TLG's assets, liabilities, income and expenses have been reclassified to conform to NUX's consolidated financial statement presentation.

3. ACQUISITION

NUX is offering to purchase all of the issued and outstanding commons shares of TLG, other than those already owned directly and indirectly by NUX (the "Acquisition"). The Offer permits TLG's shareholders to choose between (i) $0.06 per TLG share in cash, (ii) exchange TLG shares for NUX common shares at exchange ratio of 0.0822; or (iii) a combination of 50% in cash and 50% in NUX common shares.

TLG will then pay off in full amount of secured and unsecured debts with balances indicated within TLG financial statements as at April 30, 2010.

The Offer, and therefore the Acquisition, is subject to the satisfaction of number of conditions. There can be no assurance that the acquisition will be completed as proposed or at all.

As at April 30, 2010, the number of issued and outstanding common shares of TLG was 144,081,204, of which 1,057,969 shares were held in treasury and will not be acquired by NUX under the Offer. Prior to the date of the Offer, 14,300,000 were already owned by NUX. For the purpose of these pro forma financial statements, the Company assumes the consideration is paid half in cash and half in NUX common shares. The actual TLG shares acquired may differ based on the election made by shareholders with respect to their shares.

As at April 30, 2010, the number of outstanding TLG stock options was 12,981,700, with exercise prices ranging from $0.10 to $0.20. It has been assumed that these outstanding options would have no impact on these pro forma financial statements as they are not in the money as at the date of the Offer and have not been converted into options of NUX. If all of the outstanding options were converted into shares of TLG, this would result in additional consideration of cash $778,900 or 1,067,096 shares, or a combination thereof.

As at the date of the Offer, based on the public information provided by TLG management, no TLG warrants are outstanding.

The unaudited pro forma consolidated financial statements assume that the purchase price will be the total of (i) cash paid to acquire TLG common shares prior to the announcement of the Offer, (ii) the fair value of NUX shares issued, (iii) cash consideration, and (iv) transaction costs.

It has been assumed that the assets and the liabilities acquired are to be recorded at their estimated fair market values, which are based on preliminary management estimates, subject to final valuation adjustments:

Purchase price

Cash paid to acquire TLG shares prior to the announcement of the Offer	$	595,472
NUX common shares issued (5,290,525 NUX shares at $0.76 per share)		4,020,799
Cash consideration		3,861,697
Transaction costs		300,000
	$	8,777,968

Net assets acquired

Cash and cash equivalent	$	82,538
Other current assets		549,601
Plant and equipment		157,960
Mineral property interests		18,527,187
Secured loan from Yukon-Shaanxi Mining Company Inc.		(1,884,421)
Unsecured loan from Yukon-Shananxi Mining Company Inc.		(1,054,686)
Accounts payable and accrued liabilities		(4,333,452)
Due to related parties		(123,581)
Future income tax liabilities		(3,143,178)
	$	8,777,968

It has been assumed that for accounting purposes, this transaction will be an acquisition of assets.

4. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma consolidated financial statements include the following assumptions and adjustments, in addition to the assumption described within Note 3.

a) A decrease of cash and an increase of NUX long term investment in TLG of $543,186 to record purchase of 12,656,000 TLG common shares from open market during the period from April 1, 2010 to the date of this Offer. Prior to the Offer NUX held 14,300,000 TLG common shares in total.

b) To reverse the accumulated other comprehensive income of $62,794, recorded by NUX as at March 31, 2010, arising from mark-to-market adjustment of TLG shares acquired prior to March 31, 2010.

c) To record the acquisition of TLG by NUX and to adjust for the elimination of the existing shareholders' equity of TLG.

d) To record cash proceeds of $10 million from a line of credit facility from a shareholder of NUX, net of $350,000 establishment fee. The line of credit will bear interest at the Bank of Montreal prime rate plus 7% per annum and will be used to settle TLG secured and unsecured debts in full amount. For these pro forma financial statements purposes, the Company assumes the net increase of interest expense for the nine months ended March 31, 2010 and for the year ended June 30, 2009 are $750,000 and $1,000,000, respectively.

e) The income tax rate used in the unaudited pro forma consolidated financial statements to calculate the future income tax liabilities related to the increase in the fair value of the mineral property interest is 26 %.

5. PRO FORMA EARNINGS PER SHARE

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Notes 3 and 4, effective on July 1, 2008.

Basic and diluted loss per share:	Nine months ended March 31, 2010	Year ended June 30, 2009
Weighted average number of NUX shares outstanding	31,878,284	31,680,223
Number of NUX shares issued to acquire TLG	5,290,525	5,290,525
Pro forma weighted average number of shares outstanding	37,168,809	36,970,748
Pro forma net loss	$ (31,031,246)	$ (2,021,149)
Pro forma loss per share - basic and diluted	$ (0.83)	$ (0.05)

NEW PACIFIC METALS CORP.

Schedule A to the unaudited pro forma consolidated financial statements
Nine months ended April 30, 2010 of Tagish Lake Gold Corp.
(Unaudited)

	Year ended October 31, 2009	Nine months ended July 31, 2009	Three months ended October 31, 2009	Six months ended April 30, 2010	**Nine months ended April 30, 2010**
	A	B	C = A - B	D	**C + D**
Expenses					
Consulting	$ 9,753	$ 9,753	$ -	$ -	**$ -**
Depreciation	39,023	29,267	9,756	10,136	**19,892**
Filing and listing	19,502	18,193	1,309	15,177	**16,486**
Impairment loss of mineral property interest	28,853,570	-	28,853,570	149,955	**29,003,525**
Interest and bank charges	169,190	106,182	63,008	100,402	**163,410**
Investor relations	11,927	11,483	444	512	**956**
Legal and professional fees	146,717	105,647	41,070	192,785	**233,855**
Salaries and benefits	446,445	366,911	79,534	148,788	**228,322**
Office and administration	98,451	81,326	17,125	19,795	**36,920**
Rent	23,912	17,135	6,777	14,420	**21,197**
Stock-based compensation	9,733	-	9,733	532,479	**542,212**
Travel and promotion	16,124	13,548	2,576	19	**2,595**
	29,844,347	759,445	29,084,902	1,184,468	**30,269,370**
Other income and expenses					
Loss on disposal of mineral property interests	(7,502)	-	(7,502)	-	**(7,502)**
Gain on disposal of plant and equipment	-	-	-	2,237	**2,237**
	(7,502)	-	(7,502)	2,237	**(5,265)**
Loss before future income tax recovery	(29,851,849)	(759,445)	(29,092,404)	(1,182,231)	**(30,274,635)**
Future income tax recovery	1,416,303	134,210	1,282,093	-	**1,282,093**
Net loss for the period	$ (28,435,546)	$ (625,235)	$ (27,810,311)	$ (1,182,231)	**$ (28,992,542)**

NEW PACIFIC METALS CORP.

Schedule B to the unaudited pro forma consolidated financial statements
Twelve months ended July 31, 2009 of Tagish Lake Gold Corp.
(Unaudited)

	Twelve months ended October 31, 2008	Nine months ended July 31, 2008	Three months ended October 31, 2008	Nine months ended July 31, 2009	**Twelve months ended July 31, 2009**
	A	B	C = A - B	D	**C +D**
Expenses					
Consulting	$ 28,109	$ 30,808	$ (2,699)	$ 9,753	**$ 7,054**
Depreciation	44,342	33,375	10,967	29,267	**40,234**
Filing and listing	47,402	41,340	6,062	18,193	**24,255**
Impairment loss of mineral property interest	134,217	-	134,217	-	**134,217**
Interest and bank charges	155,510	101,023	54,487	106,182	**160,669**
Investor relations	154,880	136,711	18,169	11,483	**29,652**
Legal and professional fees	109,532	119,269	(9,737)	105,647	**95,910**
Salaries and benefits	415,810	328,847	86,963	366,911	**453,874**
Office and administration	178,125	171,156	6,969	81,326	**88,295**
Rent	23,737	17,635	6,102	17,135	**23,237**
Stock-based compensation	43,030	39,380	3,650	-	**3,650**
Travel and promotion	22,535	21,651	884	13,548	**14,432**
	1,357,229	1,041,195	316,034	759,445	**1,075,479**
Loss before future income tax recovery	(1,357,229)	(1,041,195)	(316,034)	(759,445)	**(1,075,479)**
Future income tax recovery	845,966	-	845,966	134,210	**980,176**
			-		**-**
Net loss for the period	$ (511,263)	$ (1,041,195)	$ 529,932	$ (625,235)	**$ (95,303)**

SCHEDULE B
CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF NEW PACIFIC

Set forth in the table below is the name, country of citizenship, position(s) with New Pacific, current principal occupation and principal occupation during the past five years of each director and executive officer of New Pacific, as well as the period(s) during which each has served as a director of New Pacific.

In the past five years, to the best knowledge of New Pacific, none of the persons listed below or the persons controlling New Pacific, if and as applicable, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such officer, director or person from future violations of, or prohibiting activities subject to, U.S. federal or U.S. state securities laws, or a finding of any violation of U.S. federal or U.S. state securities laws.

Name and Municipality of Residence(1)	Current Positions and Offices Held	Principal Occupations During Last Five Years	Date of Appointment
Dr. Rui Feng West Vancouver, BC, Canada	President and Director	Chairman, CEO and Director of Silvercorp Metals Inc. since September 2003, CEO and Director of Pacific Metals Inc. from August 2000 to December 2002; Director of the Canada China Business Council - BC Chapter Board, Vice President of Canada-China Business Association.	May 12, 2004
The Honourable Jack Austin British Columbia, Canada	Chairman and Director	Chairman and Director of the Company; Advisor to Stern Partners Inc. and Silvercorp Metals Inc., Honorary Professor and Senior Fellow at the Institute of Asian Research at the University of British Columbia; Minister in Prime Minister Paul Martin's government 2003 to 2006.	May 13, 2008
Joanne Yan British Columbia, Canada	Director	Director of Hanfeng Evergreen Inc. since June 2004; Director and President of Red Dragon Resources Corp. since June 2006; Director of Zongshen PEM Power Systems Inc. since July 2004; Director of Hanwei Energy Services Corp. since October 2005; Director, CEO & CFO of JYW Capital Corp. since May 2006; Director of Yalian Steel Corporation since August 2007.	November 10, 2003
Shating Shen Guangdong China	Director	Former General Manager, Investment Department of Guangdong Venture Capital Group Co.; Managing Partner of Yachtshare Capital Partners International Ltd. from December 2007 to April 2008; Manager, Investment Development Department of GD HJ Investment Holdings Co., Ltd. since December 2007.	March 26, 2008

Name and Municipality of Residence[(1)]	Current Positions and Offices Held	Principal Occupations During Last Five Years	Date of Appointment
Dr. Xianda Wang British Columbia, Canada	VP, Operations	Vice President, Vega-Mingda Mining Company in China from June 2006 to June 2007; Vice President of Maxy Gold Corp. from April 2004 to May 2006; Project General Manager of Southwestern Resources Corp. from December 2002 to March 2004; Vice Dean of China University of Geosciences from June 1997 to August 2000.	July 2, 2007
Maria Tang Burnaby, BC Canada	Interim Chief Financial Officer	Acting CFO for Silvercorp Metals Inc from October 2008 to present. Ms. Tang has five years audit experience, most recently with Ernst & Young LLP, where she focused on public company audits with China operations and led several Sarbanes-Oxley audits for US public companies.	October 1, 2008

SCHEDULE C
SECTION 300 OF THE BCBCA

Acquisition procedures

300 (1) In this section:

"**acquiring person**" means a person who, under a scheme or contract, makes an acquisition offer, and includes 2 or more persons who, directly or indirectly,

(a) make an acquisition offer jointly or in concert, or

(b) intend to exercise jointly or in concert voting rights attached to shares for which an acquisition offer is made;

"**acquisition offer**" means an offer made by an acquiring person to acquire shares, or any class of shares, of a company;

"**offeree**" in respect of an acquisition offer, means a shareholder to whom the acquisition offer is made;

"**subject company**" means the company, shares or any class of shares of which are the subject of an acquisition offer.

(2) For the purposes of this section,

(a) every acquisition offer for shares of more than one class of shares is deemed to be a separate acquisition offer for shares of each class of shares, and

(b) each acquisition offer is accepted if, within 4 months after the making of the offer, the offer is accepted regarding the shares, or regarding each class of shares involved, by shareholders who, in the aggregate, hold at least 9/10 of those shares or of the shares of that class of shares, other than shares already held at the date of the offer by, or by a nominee for, the acquiring person or its affiliate.

(3) If an acquisition offer is accepted within the meaning of subsection (2) (b), the acquiring person may, within 5 months after making the offer, send written notice to any offeree who did not accept the offer, that the acquiring person wants to acquire the shares of that offeree that were involved in the offer.

(4) If a notice is sent to an offeree under subsection (3), the acquiring person is entitled and bound to acquire all of the shares of that offeree that were involved in the offer for the same price and on the same terms contained in the acquisition offer unless the court orders otherwise on an application made by that offeree within 2 months after the date of the notice.

(5) On the application of an offeree under subsection (4), the court may

(a) set the price and terms of payment, and

(b) make consequential orders and give directions the court considers appropriate.

(6) If a notice has been sent by an acquiring person under subsection (3) and the court has not ordered otherwise under subsection (4), the acquiring person must, no earlier than 2 months after the date of the notice, or, if an application to the court by the offeree to whom the notice was sent is then pending, at any time after that application has been disposed of,

(a) send a copy of the notice to the subject company, and

(b) pay or transfer to the subject company the amount or other consideration representing the price payable by the acquiring person for the shares that are referred to in the notice.

(7) On receiving the copy of the notice and the amount or other consideration referred to in subsection (6), the subject company must register the acquiring person as a shareholder with respect to those shares.

(8) Any amount received by the subject company under this section must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by the subject company, or by a trustee approved by the court, in trust for the persons entitled to that sum.

(9) If the acquiring person has not, within one month after becoming entitled to do so, sent the notice referred to in subsection (3), the acquiring person must send a written notice to each offeree referred to in subsection (3) stating that the offeree, within 3 months after receiving the notice, may require the acquiring person to acquire the shares of that offeree that were involved in the acquisition offer.

(10) If an offeree requires the acquiring person to acquire the offeree's shares in accordance with subsection (9), the acquiring person must acquire those shares for the same price and on the same terms contained in the acquisition offer.

The Depositary and Information Agent for the Offer is:



KINGSDALE
Shareholder Services Inc.

By Mail

The Exchange Tower
130 King Street West, Suite 2950
P.O. Box 361
Toronto, Ontario
M5X 1E2

By Registered, by Hand or by Courier

The Exchange Tower
130 King Street West, Suite 2950
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-888-518-6812

E-mail: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions regarding the Offer and requests for assistance in depositing Tagish Lake Shares or for additional copies of the Offer, Circular, Letter of Acceptance and Transmittal or Notice of Guaranteed Delivery may be directed by Tagish Lake Shareholders to the Depositary and Information Agent at the telephone numbers and address set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

The Instructions accompanying this Letter of Acceptance and Transmittal, printed on yellow paper, should be read carefully before completing this Letter of Acceptance and Transmittal. The Depositary and Information Agent (see last page for address and telephone numbers) or your broker or other financial advisor can assist you in completing this Letter of Acceptance and Transmittal.

LETTER OF ACCEPTANCE AND TRANSMITTAL

for deposit of common shares and rights

of

TAGISH LAKE GOLD CORP.

Pursuant to the Offer dated July 21, 2010

by

NEW PACIFIC METALS CORP.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 2, 2010 (THE "EXPIRY TIME"), UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

USE THIS LETTER OF TRANSMITTAL IF:

(1) YOU ARE DEPOSITING ONE OR MORE COMMON SHARE CERTIFICATES; OR

(2) YOU PREVIOUSLY DEPOSITED COMMON SHARES PURSUANT TO A NOTICE OF GUARANTEED DELIVERY.

This Letter of Acceptance and Transmittal (the "**Letter of Transmittal**") is for use by the holders (the "**Shareholders**") of common shares of Tagish Lake Gold Corp. ("**Tagish Lake**") in connection with the offer dated July 21, 2010 (the "**Offer**") made by New Pacific Metals Corp. (the "**Offeror**") to Shareholders to purchase all of the issued and outstanding common shares of Tagish Lake, including common shares that may become issued and outstanding after the date of the Offer but before the Expiry Time of the Offer upon the conversion, exchange or exercise of any securities of Tagish Lake (other than SRP Rights) that are convertible into or exchangeable or exercisable for common shares, together with the associated rights (the "**SRP Rights**") issued under the Shareholder Rights Plan of Tagish Lake (collectively, the "**Shares**").

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal that are defined in the Offer and related circular dated July 21, 2010 (the "**Circular**") have the respective meanings set out in the Offer and Circular.

This Letter of Transmittal (or a manually executed facsimile hereof) properly completed and duly executed in accordance with the instructions set out below, together with all other required documents, must accompany share certificates representing the Shares deposited pursuant to the Offer ("Deposited Shares") and must be received by Kingsdale Shareholder Services Inc. (the "Depositary") before the Expiry Time at the office listed on the last page of this Letter of Transmittal.

Shareholders may also accept the Offer by following the procedures for book-entry transfer set forth in Section 5 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer." A Shareholder accepting the Offer by following the procedures for book-entry transfer does not need to use this Letter of

Transmittal unless such Shareholder is following the procedures for book-entry transfer with DTC and does not have an accompanying Agent's Message. Shareholders who utilize CDSX to accept the Offer through a book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof.

Shareholders whose certificate(s) are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary before the Expiry Time must deposit their Shares according to the guaranteed delivery procedure set forth in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery" by using the accompanying Notice of Guaranteed Delivery (printed on green paper). See Instruction 2 in this Letter of Transmittal, "Procedure for Guaranteed Delivery".

Persons whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN ONE SET FORTH ON THE LAST PAGE OF THIS LETTER OF TRANSMITTAL WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THE LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND, IF YOU ARE A U.S. SHAREHOLDER, SEE INSTRUCTION 8 OF THIS LETTER OF TRANSMITTAL, "U.S. SHAREHOLDERS".

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO: NEW PACIFIC METALS CORP.

AND TO: KINGSDALE SHAREHOLDER SERVICES INC., as Depositary at its office set out herein.

The undersigned delivers to you the enclosed certificate(s) representing Shares, including SRP Rights, deposited under the Offer. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Shares upon the terms and conditions contained in the Offer. Unless waived by the Offeror, holders of Shares are required to deposit one SRP Right for each common share of Tagish Lake in order to effect a valid deposit of such Shares or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. The undersigned understands that by depositing Shares to the Offer, the undersigned will be deemed to have deposited the SRP Rights associated with such Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by The Offeror for the Shares will be allocated to the SRP Rights. The following are the details of the enclosed certificate(s):

BOX 1(a)
TAGISH LAKE GOLD CORP. COMMON SHARES
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the below form.)

Certificate Number(s) (if available)	Name(s) in which Registered (please print or type and fill in exactly as name(s) appear(s) on certificate)	**Number of Shares Represented by Certificate**	**Number of Shares Deposited***
		TOTAL:	

BOX 1(b)
SRP RIGHTS
(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the below form.)
(To be completed if necessary)

Certificate Number(s) (if available)	**Name(s) in which Registered (please print or type and fill in exactly as name(s) appear(s) on certificate)**	**Number of SRP Rights Represented by Certificate**	**Number of SRP Rights Deposited***
		TOTAL:	

Unless otherwise indicated, the total number of Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited (see Instruction 7, "Partial Tenders").

The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights ("**Rights Certificates**"): (a) if the Triggering Event has not occurred prior to the Expiry Time, a deposit of Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (b) if the Triggering Event occurs before the Expiry Time and Rights Certificates have been distributed by Tagish Lake to the undersigned prior to the time that the undersigned's Shares are deposited under the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Shares deposited must be delivered to the Depositary with the certificate(s) representing the Shares; and (c) if the Triggering Event occurs before the Expiry Time and Rights Certificates are not distributed by the time the undersigned deposits its Shares under the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described herein. Note that in any case, a deposit of Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Shares deposited under the Offer to the Depositary on or before the third trading day on the TSX Venture Exchange ("**TSXV**") after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Triggering Event occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Shares for payment pursuant to the Offer, Rights Certificate(s) from the undersigned representing SRP Rights equal in number to the Shares deposited by the undersigned.

BOX 2
ELECTION FOR CASH OR SHARES

Pursuant to the Offer, the undersigned hereby elects to receive one of the following forms of consideration for all of the deposited Shares represented by the certificate(s) listed in the boxes above. Shareholders may elect to receive either the cash (Choice A), common shares of the Offeror ("**New Pacific Shares**") (Choice B) or a combination thereof (Choice C).

Shareholders may choose only ONE of the choices below:

☐ **Choice A — The CASH ELECTION**

Shareholders who check this box will receive Cdn.$0.06 in cash for each Share deposited under this Choice A.

☐ **Choice B —The SHARE ELECTION**

Shareholders who check this box will receive 0.0822 of a New Pacific Share for each Share deposited under this Choice B.

☐ **Choice C —The COMBINED ELECTION**

Shareholders who check this box will receive 0.0411 of a New Pacific Share and Cdn.$0.03 for each Share deposited under this Choice C.

If a Shareholder does not properly elect either the Cash Election, the Share Election or the Combined Election with respect to any Shares deposited by it pursuant to the Offer, such Shareholder will be deemed to have elected the Cash Election.

Fractional New Pacific Shares will not be issued in connection with the Offer. Where on any Take-Up Date a Shareholder is to receive New Pacific Shares as consideration pursuant to the Offer and the aggregate number of New Pacific Shares to be issued to such Shareholder would result in a fraction of a New Pacific Share being issuable, the number of New Pacific Shares to be received by such Shareholder shall be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is 0.5 or less) to the nearest whole number. See Section 1 of the Offer, ''The Offer''.

If a Shareholder delivers a Notice of Guaranteed Delivery in respect of Shares deposited with this Letter of Transmittal, the election (or deemed election) made in that Notice of Guaranteed Delivery as to the consideration to be received shall supersede any election made in this Letter of Transmittal. See Instruction 2 of this Letter of Transmittal ''Procedure for Guaranteed Delivery''.

CURRENCY OF PAYMENT

Any cash consideration payable to you under the Offer will be denominated in Canadian dollars.

The undersigned acknowledges receipt of the Offer and the Circular and acknowledges that acceptance of the Offer pursuant to the procedures set forth herein constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the Offeror taking up Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer and the following:

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer, the Circular and in this Letter of Transmittal, subject only to the provisions of the Offer regarding withdrawal rights, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Shares and (unless deposit is to be made pursuant to the procedure for deposit by book-entry transfer set forth in Section 5 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer") delivers to you the enclosed certificate(s) representing the Share certificates and Rights Certificates, if applicable, representing the Deposited Shares and, on and subject to the terms and conditions of the Offer, the undersigned hereby deposits, sells, assigns and transfers to, or upon the order of, the Offeror all of the right, title and interest of the undersigned in and to the Deposited Shares, including the SRP Rights, together with all rights and benefits arising therefrom, including the right to any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "**Distributions**"), as well as the right of the undersigned to receive any and all Distributions.

If, on or after the date of the Offer, Tagish Lake should declare or pay any Distribution(s) that is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer of Deposited Shares into the name of the Offeror, or its nominees or transferees, on the register maintained by or on behalf of Tagish Lake in respect of Shares following acceptance thereof by the Offeror for purchase pursuant to the Offer, then, without prejudice to the Offeror's rights under Section 2 of the Offer, "Conditions of the Offer", (a) in the case of any cash Distribution(s), the amount of the Distribution(s) will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Shares, and to the extent that such Distribution(s) do not exceed the purchase price per Share payable by the Offeror pursuant to the Offer, the purchase price per Share payable by the Offeror pursuant to the Offer shall be reduced by the amount of any such Distribution(s), (b) in the case of any non-cash Distribution(s), the whole of any such non-cash Distribution(s) will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer, and (c) in the case of any cash Distribution(s) in an amount that exceeds the purchase price per Share payable by the Offeror pursuant to the Offer, the whole of such cash Distribution(s) will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such Distribution(s) and may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

If the Triggering Event does not occur prior to the Expiry Time, a deposit of Shares will also constitute a deposit of the associated SRP Rights. If the Triggering Event occurs before the Expiry Time and Rights Certificates are distributed by Tagish Lake to Shareholders prior to the time that the undersigned's Shares are deposited under the Offer, in order for the Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Shares deposited must be delivered to the Depositary. If the Triggering Event occurs before the Expiry Time and Rights Certificates are not distributed by the time the undersigned deposits its Shares under the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure set forth in the Offer and the Notice of Guaranteed Delivery. In any case, a deposit of Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Shares deposited under the Offer to the Depositary on or before the third trading day on the TSXV after the date, if any, that Rights Certificate(s) are distributed to Shareholders. The Offeror reserves the right to require, if the Triggering Event occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Shares deposited by the undersigned.

The undersigned represents and warrants that (a) the person signing the Letter of Transmittal owns the Deposited Shares and has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any Distributions being deposited to the Offer, (b) such person depositing the Deposited Shares and any Distributions, or on whose behalf the Deposited Shares and Distributions are being deposited, has good legal title to and is the beneficial owner of the Deposited Shares and Distributions within the meaning of applicable Securities Laws; (c) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person, (d) the deposit of the Deposited Shares and Distributions complies with applicable laws, and (e) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all hypothecs, mortgages, liens, charges, restrictions, security interests, adverse claims, pledges and encumbrances of any nature or kind whatsoever.

If, on or after the date of the Offer, Tagish Lake should divide, combine or otherwise change any of the Shares or its capitalization, or disclose that it has taken or intends to take any such action, the Offeror, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer", may make such adjustments as it considers appropriate to the Offered Consideration and the other terms of the Offer (including the type of securities offered to be purchased and the amounts payable therefor) to reflect that division, combination or other change.

The execution of this Letter of Transmittal irrevocably constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Shares covered by the Letter of Transmittal (which Shares upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the "**Purchased Securities**"), certain officers of the Offeror and any other person designated by the Offeror in writing (each an "**Appointee**") as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the Depositing Shareholder with respect to the Purchased Securities. This Letter of Transmittal authorizes an Appointee, in the name and on behalf of such Shareholder (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Tagish Lake; (b) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof) of holders of relevant securities of Tagish Lake; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder; and (d) to exercise any other rights of a holder of Purchased Securities.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any Distributions. The undersigned agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the undersigned unless the Deposited Shares are not taken up and paid for under the Offer. The undersigned also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof) of holders of relevant securities of Tagish Lake and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney-in-fact or attorney) or consents given by the undersigned with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by the undersigned with respect thereto.

Each authority herein conferred or agreed to be conferred by the undersigned may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

The undersigned covenants and agrees to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror.

Except as stated in Section 7 of the Offer, “Right to Withdraw Deposited Shares”, the deposit of Shares pursuant to this Letter of Transmittal is irrevocable.

Settlement with each Shareholder who has deposited and not validly withdrawn Shares pursuant to the Offer will be made by the Depositary forwarding a certificate for the New Pacific Shares, if any, to which such Shareholder is entitled pursuant to the Offer and/or a cheque in Canadian dollars in payment of the cash component, if any, of the Offered Consideration that is payable to such Shareholder. Subject to the foregoing and unless otherwise directed in this Letter of Transmittal, the certificates and/or cheques will be issued in the name of the registered Shareholder of the Shares so deposited. Unless the Person depositing the Shares instructs the Depositary to hold the certificate representing the New Pacific Shares and/or cheque for pick-up by checking the appropriate box in this Letter of Transmittal, the certificate and/or cheque will be forwarded by first class insured mail to such Person at the address specified in this Letter of Transmittal. If no such address is specified, the certificate and cheque will be sent to the address of the Shareholder as shown on the securities register maintained by or on behalf of Tagish Lake. Certificates and cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

The undersigned understands and acknowledges that payment for Shares tendered pursuant to this Letter of Transmittal will be made only after timely receipt by the Depositary of (i) such Shares, and (ii) this Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange (“**TSXV**”) after the Expiry Date. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Shares on the purchase price of Shares purchased by the Offeror, regardless of any delay in making payment of such purchase price.

All cash amounts payable by the Offeror for Deposited Shares will be in Canadian dollars.

Pursuant to and as required by applicable laws, the Offeror or the Depositary shall withhold any amounts whatsoever from the amounts otherwise payable to a Shareholder pursuant to the Offer and remit such amounts to the applicable government authorities.

If for any reason any Deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Offer or if certificates are submitted for more Shares than are deposited, any certificate(s) representing Deposited Shares that are not purchased will be returned to the depositing Shareholder, at the Offeror's expense, as soon as practicable following the completion, termination or withdrawal of the Offer, by either (a) sending new certificates representing the Deposited Shares not purchased or returning the deposited certificates and other relevant documents (in the name of and to the address specified by the undersigned herein, or if such name or address is not so specified, in such name and to such address as shown on the register maintained by or on behalf of Tagish Lake) by first class mail, postage prepaid, or (b) in the case of Shares deposited by book-entry transfer of such Shares into the Depositary's account at CDS or to DTC, with an Agent's Message, such Shares will be credited to the depositing Shareholder's account maintained with CDS or to DTC, with an Agent's Message. The undersigned acknowledges that the Offeror has no obligation pursuant to the instructions given below to transfer any Deposited Shares from the name of the registered holder thereof if the Offeror does not purchase any of the Deposited Shares.

The undersigned acknowledges and agrees that (a) all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance of any deposit of Shares will be determined by the Offeror, in its sole discretion, which determination will be final and binding on all parties; (b) the Offeror reserves the absolute right to reject any and all deposits of Shares determined by it not to be in proper form; (c) the Offeror also reserves the absolute right to waive (i) any of the conditions of the Offer, or (ii) any defect or irregularity in any deposit of Shares; (d) no deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived; (e) none of the Offeror, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice; (f) the Offeror's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties; and (g) the Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth in the Offer or herein.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. *En utilisant la version anglaise de la lettre d'envoi, le soussigne est repute demander que tout contrat decoulant de Voffre acceptee au moyen de la presente lettre d'envoi et tous les documents connexes soient rediges exclusivement en anglais.*

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by: ______________________
(If required under Instruction 4, "Guarantee of Signature

Date: ______________________

____
Authorized Signature of Guarantor

____
Name of Guarantor (please print or type)

____
Address of Guarantor (please print or type)

____
Signature of Shareholder or Authorized Representative (See Instruction 3, "Signatures")

____
Name of Shareholder (please print or type)

____
Name of Authorized Representative (if applicable) (please print or type)

____
Address of Shareholder or Authorized Representative (please print or type

____
Daytime Telephone number and facsimile number of Shareholder or Authorized Representative

BLOCK A
REGISTRATION AND PAYMENT INSTRUCTIONS
(please print or type)

ISSUE CHEQUE AND/OR REGISTER SHARE CERTIFICATE(S) IN THE NAME OF:
(please print)

____
Name

____
Street Address and Number

____
City and Province/State

____
Country and Postal/Zip Code

____
Telephone – Business House

____
Social Insurance or Social Security Number

BLOCK B
DELIVERY INSTRUCTIONS
(please print or type)

SEND CHEQUE (unless Block "D" is chequed) AND/OR RETURN SHARE CERTIFICATE(S) TO:
(please print)

____
Name

____
Street Address and Number

____
City and Province/State

____
Country and Postal/Zip Code

____
Telephone – Business House

____
Social Insurance or Social Security Number

BLOCK C
US TAXPAYER IDENTIFICATION NUMBER
(please print or type)

U.S. Persons must provide their Taxpayer Identification Number:

____

BLOCK D
SPECIAL PICK-UP INSTRUCTIONS

☐ HOLD CERTIFICATE AND/OR CHEQUE FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED

BLOCK E

DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

☐ CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder: ____

Date of Guaranteed Delivery____

Name of Institution which Guaranteed Delivery: _____________________________

Window Ticket Number/Receipt (if any): ____________________________________

BLOCK F

ARE YOU A U.S. SHAREHOLDER?

(MUST BE COMPLETED BY ALL SHAREHOLDERS) (See Instruction 8, "U.S. Shareholders")

A "U.S. Shareholder" is any shareholder that is either (A) providing an address in Block B which is located within the United States or any territory in possession thereof, or (B) a United States person for United States federal income tax purposes.

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:

☐ The owner signing this Letter of Transmittal represents that it IS NOT a U.S. Shareholder and IS NOT acting on behalf of a U.S. Shareholder.

☐ The owner signing this Letter of Transmittal IS a U.S. Shareholder or IS acting on behalf of a U.S. Shareholder.

IF YOU ARE A U.S. SHAREHOLDER, OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST SUBMIT A VALID AND COMPLETE IRS W-9 FORM, OR OTHERWISE PROPERLY CERTIFY THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING.

SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE **Form W-9** Department of the Treasury Internal Revenue Service	**Part 1** — Taxpayer Identification Number ("TIN") — For all accounts, enter your TIN on the appropriate line at right. (For most individuals, this is your social security Social Security Number(s) number. If you do not have a TIN, see "Obtaining a Number" in the W-9 Guidelines included in this form). CERTIFY BY SIGNING AND DATING BELOW. For further instructions, see Guidelines for Certification of OR Taxpayer Identification Number on Substitute Form W-9. Note: If the account is in more than one name, see the chart in the enclosed W-9 Guidelines to determine which number to give the payer.	________________ Social Security Number(s) (If awaiting TIN, write "Applied For") OR ________________ Employer Identification Number (s) (If awaiting TIN, write "Applied For")
	Part 2 - Payer's Request for Taxpayer **Part 2** — For payees exempt from backup withholding, Identification Number and please write "Exempt" here (see Instructions), and Certification complete the Substitute Form W-9.	

Name: ______________________________

Business Name: ______________________________

Please check appropriate box: _ □ Individual/Sole Proprietor □ Corporation _ □ Partnership _ □ Other

Address: ______________________________

City: ____________ State: ____________ Zip Code

Part 3— Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me); and
(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

Signature of U.S. Person ____________________ Date: ____________

NOTE: **FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A U.S. $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU (WHETHER IN CASH OR IN NEW PACIFIC SHARES) PURSUANT TO THE OFFER. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.**

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment may be withheld.

Signature: ____________________ Date: ____________

INSTRUCTIONS

1. Use of the Letter of Acceptance and Transmittal

(a) A properly completed and duly executed copy of this Letter of Transmittal (or a manually signed facsimile copy hereof), with the signature(s) guaranteed in accordance with the instructions herein, together with accompanying certificates representing the Deposited Shares, must be received by the Depositary at the Toronto office specified below before 5:00 p.m. (Toronto time) on September 2, 2010 (the "**Expiry Time**"), unless the Offer is extended or withdrawn or unless the procedures for guaranteed delivery set out in Instruction 2, "Procedure for Guaranteed Delivery" below are employed.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificates representing Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at any of its office specified on the last page of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.

(c) Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing such Shares.

2. Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Shares pursuant to the Offer and (i) the certificate(s) representing such Shares are not immediately available, or (ii) the certificate(s) and all other required documents cannot be delivered to the Depositary prior to the Expiry Time, those Shares may nevertheless be deposited validly under the Offer by utilizing the procedures contemplated by the Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a) such deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution (as defined below);

(b) a properly completed and duly executed Notice of Guaranteed Delivery (printed on green paper) (or a manually signed facsimile copy thereof), including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario prior to the Expiry Time;

(c) the certificate(s) representing all deposited Shares, and, if the Triggering Event has occurred before the Expiry Time and Rights Certificate(s) have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile thereof), relating to such Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by such Letter of Transmittal, are received at the Toronto, Ontario, office of the Depositary at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSXV after the Expiry Date; and

(d) in the case of SRP Rights where the Triggering Event has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed Letter of Transmittal (or a manually signed facsimile thereof), with signature guarantees if so required, and all other documents required by such Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSXV after Rights Certificates are distributed to Shareholders

The Notice of Guaranteed Delivery may be delivered by hand, couriered, transmitted by electronic facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario, as specified in the Notice of Guaranteed Delivery, and must include a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. **Delivery to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for the purposes of satisfying a guaranteed delivery.**

An "**Eligible Institution**" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

3. Signatures

This Letter of Transmittal must be filled in and signed by the Shareholder accepting the Offer described above or by such Shareholder's duly authorized representative (in accordance with Instruction 5, "Fiduciaries, Representatives and Authorizations" below).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if the payment is to be made in a name other than the registered owner(s), or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s), or sent to an address other than the address of the registered owner(s) as shown on the registers of Tagish Lake:

(i) such deposited certificate(s) must be endorsed or accompanied by an appropriate share transfer power of attorney, in each case duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed by an Eligible Institution as noted in Instruction 4, "Guarantee of Signatures" below.

4. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if the payment is to be made in a name other than the registered owner(s), or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s), or sent to an address other than the address of the registered owner(s) as shown on the registers of Tagish Lake, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer power is executed by a person as or on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of their appointment and authority to act. Either the Offeror or the Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

6. Delivery Instructions

If any cheque(s) or certificate(s) are to be sent to someone at an address other than the address of the Shareholder as it appears in Block A on this Letter of Transmittal, entitled ''Registration and Payment Instructions'', then Block B on this Letter of Transmittal, entitled ''Delivery Instructions'', should be completed. If Block B is not completed, any cheque(s) or certificate(s) in respect of New Pacific Shares issued in exchange for Shares will be mailed to the depositing Shareholder at the address of the Shareholder as it appears in Block A or, if no address of the Shareholder is provided in Block A, then it will be mailed to the address of the Shareholder as it appears on the securities register of Tagish Lake. Any cheque(s) or certificate(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7. Partial Tenders

If less than the total number of Shares evidenced by any certificate submitted are to be deposited under the Offer, fill in the number of Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Shares not deposited will be sent to the registered holder, unless otherwise provided, as soon as practicable after the Expiry Time. The total number of Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. If certificate(s) representing Shares not deposited to or purchased under the Offer are to be returned other than in the name of, and to the address of the registered owner(s), complete Block B of this Letter of Transmittal.

8. U.S. Shareholders

United States federal income tax law generally requires that a U.S. person who receives cash in exchange for Shares must provide the Depositary with his correct Taxpayer Identification Number ("TIN"), which, in the case of a Shareholder who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may generally be obtained.

To prevent backup withholding, each U.S. Shareholder must provide his correct TIN by completing the "Substitute Form W-9" set forth in this document, which requires such holder to certify that (i) the holder is exempt from backup withholding, (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends or (iii) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding, and (3) that the holder is a U.S. person (including a U.S. resident alien).

Certain U.S. Shareholders are exempt from backup withholding and reporting requirements. To prevent possible erroneous backup withholding, a U.S. Shareholder exempt from backup withholding must enter its correct TIN in Part 1 of Substitute Form W-9, write ''Exempt'' in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the ''W-9 Guidelines'') for additional information regarding U.S. Shareholders exempt from backup withholding.

If Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write ''Applied For'' in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer

Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO SUBMIT A PROPERLY COMPLETED IRS FORM W-9 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH SHAREHOLDER PURSUANT TO THE OFFER.

9. Currency of Payment

All cash consideration payable to Shareholders pursuant to the Offer will be paid in Canadian dollars.

10. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Shares or SRP Rights, if applicable, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Shares are registered in different forms (e.g. 'John Doe' and 'J. Doe') a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted and no fractional Shares will be purchased. All depositing Shareholders, by execution of this Letter of Transmittal (or a manually signed facsimile copy hereof), waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by Law.

(d) The Offer and all contracts resulting from the acceptance thereof will be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to an agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(e) The Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Shares pursuant to the Offer (other than to the Depositary and Information Agent), except as otherwise set forth in the Offer.

(f) All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Shares will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Shares determined by it not to be in proper form. The Offeror also reserves the absolute right to waive (i) any of the conditions of the Offer, or (ii) any defect or irregularity in any deposit of Shares. No deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offeror, the Depositary and Information Agent or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth in the Offer or herein.

(g) Deposits of Shares will not be accepted from or on behalf of Shareholders in any jurisdiction in which the making or acceptance of this Offer would not be in compliance with the applicable laws of such jurisdiction.

(h) Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(i) Additional copies of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge from the Depositary and Information Agent at the office specified on the last page of this Letter of Transmittal or may be found on www.sedar.com.

11. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at its Toronto, Ontario office listed on the last page of this Letter of Transmittal. The Depositary will forward such letter to the transfer agent for the Shares so that the transfer agent may provide replacement instructions. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that the Depositary or the transfer agent for the Shares may contact you. If your share certificate has been lost or destroyed, you must take the foregoing action sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the replacement certificate to be tendered to the Offer prior to the Expiry Time.

12. Privacy Notice

The Depositary is committed to protecting personal information that it receives. In the course of providing services to Shareholders and corporate clients, the Depositary receives certain non-public personal information from transactions it performs for Shareholders, forms Shareholders send it, other communications the Depositary has with Shareholders or their representatives, etc. This information could include a person's name, address, social insurance number, securities holdings and other financial information. The Depositary uses this information to administer Shareholder accounts, to better serve the needs of Shareholders and clients and for other lawful purposes relating to its services. The Depositary has prepared a *Privacy Code* to tell Shareholders more about its information practices and how their privacy is protected. It is available on the Depositary's website, www.kingsdaleshareholder.com, or by writing the Depositary at one of its addresses listed below. The Depositary will use the information Shareholders are providing on this form in order to process their requests and will treat Shareholder signature(s) on this form as their consent to the above.

FOR U.S. SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

To Give the Payer —Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For this type of Account	Give the taxpayer identification of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)
3. Custodian account of a minor (Uniform Gift to) Minors Act)	The minor(2)
4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)
5. Sole proprietorship or single owner LLC	The owner(3)
6. A valid trust, estate, or pension trust	The legal entity(4)
7. Corporate or LLC electing corporate status on Form 8832	The corporation
8. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
9. Partnership or multi-member LLC	The partnership
10. A broker or registered nominee	The broker or nominee
11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.
(2) Circle the minor's name and furnish the minor's social security number.

(3) You must show your individual name, but you may also enter your business or "doing business as" name on the second name line. You may use either your social security number or your employer identification number (if you have one). If you are a sole proprietor, IRS encourages you to use your social security number.
(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you do not have a TIN, apply for one immediately. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses/ and clicking on Employer ID Numbers under Related Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

Payees Exempt from Backup Withholding

Payees specifically exempted from withholding include:

(i) An organization exempt from tax under Section 501(a), any individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2),
(ii) The United States or any of its agencies or instrumentalities,
(iii) A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,
(iv) An international organization or any agency or instrumentality thereof, or
(v) A foreign government or any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

(i) A corporation,
(ii) A financial institution,
(iii) A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,
(iv) A real estate investment trust,
(v) A common trust fund operated by a bank under Section 584(a),
(vi) An entity registered at all times during the tax year under the Investment Company Act of 1940,
(vii) A middleman known in the investment community as a nominee or custodian,
(viii) A futures commission merchant registered with the Commodity Futures Trading Commission,
(ix) A foreign central bank of issue, or
(x) A trust exempt from tax under Section 664 or described in Section 4947.

EACH U.S. SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING

WHETHER SUCH U.S. SHAREHOLDER IS EXEMPT FROM BACKUP WITHHOLDING.

If you are exempt from backup withholding you must file a Substitute Form W-9 included in this Letter of Transmittal and Cash Election Form to avoid possible erroneous backup withholding. You must enter your correct TIN in Part 1 of Substitute Form W-9, write ''Exempt'' in Part 2 of such Form, and sign and date the Form.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interests, dividends, and certain other payments made to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

Penalties

(1) **Failure to Furnish Taxpayer Identification Number.** — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) **Civil Penalty for False Information With Respect to Withholding.** — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) **Criminal Penalty for Falsifying Information.** — Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

The Depositary and Information Agent for the Offer is:


KINGSDALE
Shareholder Services Inc.

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-888-518-6812

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions regarding the Offer and requests for assistance in depositing Shares or for additional copies of the Offer, Circular, Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery may be directed by Shareholders to the Depositary and Information Agent at their respective telephone numbers or addresses set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for deposit of common shares and rights

of

TAGISH LAKE GOLD CORP.

Pursuant to the Offer dated July 21, 2010 by

NEW PACIFIC METALS CORP.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 2, 2010 (THE "EXPIRY TIME"), UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT YOUR SHARE CERTIFICATES ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO DELIVER YOUR SHARE CERTIFICATES TO KINGSDALE SHAREHOLDER SERVICES INC. (THE "DEPOSITARY") BEFORE THE EXPIRY TIME.

This Notice of Guaranteed Delivery must be used to accept the offer dated July 21, 2010 (the "**Offer**") made by New Pacific Metals Corp. (the "**Offeror**") for common shares of Tagish Lake Gold Corp. ("**Tagish Lake**"), including common shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of any securities of Tagish Lake that are convertible into or exchangeable or exercisable for common shares, together with the associated rights (the "**SRP Rights**") issued under the Shareholder Rights Plan of Tagish Lake (collectively, the "**Shares**"), if a certificate or certificates representing the Shares to be deposited is/are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiry Time of the Offer. This Notice of Guaranteed Delivery may be delivered by hand, couriered, transmitted by electronic facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario and must include a signature guarantee by an Eligible Institution as specified herein.

The terms and conditions of the Offer are incorporated by reference into this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery that are defined in the Offer shall have the respective meanings set out in the Offer.

The Depositary and Information Agent or your broker or other financial advisor can assist you in completing this Notice of Guaranteed Delivery (see the last page of the Offer and Circular for addresses and telephone numbers for the Depositary and Information Agent). Persons whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

TO: NEW PACIFIC METALS CORP.

AND TO: KINGSDALE SHAREHOLDER SERVICES INC., the Depositary

By Hand or Courier	**By Facsimile Transmission**	**By Mail**
Suite 2950 130 King Street West Toronto, Ontario M5X 1E2	Fax: 1-416-867-2271	P.O. Box 156 130 King Street West, Suite 2950 Toronto, Ontario M5X 1C7

Delivery of this Notice of Guaranteed Delivery to an address, or transmission of this Notice of Guaranteed Delivery via a facsimile number, other than as set forth above does not constitute a valid delivery.

As set forth in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", if a holder of Shares (a "**Shareholder**") wishes to deposit Shares pursuant to the Offer and (i) the certificate or certificates representing such Shares are not immediately available, or (ii) the certificate or certificates and all other required documents cannot be delivered to the Depositary prior to the Expiry Time, those Shares may nevertheless be deposited validly under the Offer by utilizing the procedures contemplated by the Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a) such deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile copy thereof), including a guarantee to deliver by an Eligible Institution in the form set out in this Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario prior to the Expiry Time;

(c) the certificate(s) representing all deposited Shares, and, if the Triggering Event has occurred before the Expiry Time and certificate(s) representing the SRP Rights ("**Rights Certificates**") have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile thereof), relating to such Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by such Letter of Transmittal, are received at the Toronto, Ontario, office of the Depositary at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX Venture Exchange ("**TSXV**") after the Expiry Date; and

(d) in the case of SRP Rights where the Triggering Event has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed Letter of Transmittal (or a manually signed facsimile thereof), with signature guarantees if so required, and all other documents required by such Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSXV after Rights Certificates are distributed to Shareholders.

An "**Eligible Institution**" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the

United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

THIS NOTICE OF GUARANTEED DELIVERY MAY BE DELIVERED BY HAND, COURIERED, TRANSMITTED BY ELECTRONIC FACSIMILE OR MAILED TO THE DEPOSITARY ONLY AT ITS PRINCIPAL OFFICE IN TORONTO, ONTARIO AS SPECIFIED ABOVE AND MUST INCLUDE A SIGNATURE GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET FORTH HEREIN. DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO ANY OFFICE OTHER THAN THE TORONTO OFFICE OF THE DEPOSITARY AS SET OUT ABOVE SHALL NOT CONSTITUTE DELIVERY FOR THE PURPOSES OF SATISFYING A GUARANTEED DELIVERY.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF ACCEPTANCE AND TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF ACCEPTANCE AND TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF ACCEPTANCE AND TRANSMITTAL.

DO NOT SEND CERTIFICATES FOR SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR SHARES SHOULD BE SENT WITH YOUR LETTER OF ACCEPTANCE AND TRANSMITTAL.

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATES TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

The undersigned understands and acknowledges that payment for Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary, at its office in Toronto, Ontario specified above, of: (i) the certificate(s) representing the Shares; (ii) the Letter of Transmittal (or a manually executed facsimile copy thereof), properly completed and duly executed, with any signatures guaranteed, if so required, and (iii) all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the date on which the Expiry Time occurs; the Offeror reserves the right to require, if the Triggering Event occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Shares deposited by the undersigned.. The undersigned also understands and acknowledges that under no circumstances will interest or other amounts accrue or be paid by the Offeror or the Depositary to persons depositing Shares on the purchase price of Shares purchased by the Offeror, regardless of any delay in making such payment, and that the consideration for the Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Shares delivered to the Depositary before the Expiry Time, even if the Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Shares is not made until after the take-up and payment for the Shares under the Offer.

All authority conferred, or agreed to be conferred, by this Notice of Guaranteed Delivery is, to the extent permitted by all applicable laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

NOTICE OF GUARANTEED DELIVERY

The undersigned hereby deposits with the Depositary, upon the terms and subject to the conditions set forth in the Offer and the Letter of Acceptance and Transmittal, receipt of which is hereby acknowledged, the Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

TAGISH LAKE GOLD CORP. COMMON SHARES

(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the below form.)

Certificate Number(s) (if available)	Name(s) in which Registered (please print or type and fill in exactly as name(s) appear(s) on certificate)	Number of Shares Represented by Certificate	Number of Shares Deposited*
		TOTAL:	

SRP RIGHTS

(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the below form.)
(To be completed if necessary)

Certificate Number(s) (if available)	Name(s) in which Registered (please print or type and fill in exactly as name(s) appear(s) on certificate)	Number of SRP Rights Represented by Certificate	Number of SRP Rights Deposited*
		TOTAL:	

Unless otherwise indicated, the total number of Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited.

The following procedures must be followed in order to effect the valid delivery of Rights Certificates representing SRP Rights: (a) if the Triggering Event has not occurred prior to the Expiry Time, a deposit of Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (b) if the Triggering Event occurs before the Expiry Time and Rights Certificates have been distributed by Tagish Lake to the undersigned prior to the time that the undersigned's Shares are deposited under the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Shares deposited must be delivered to the Depositary with the certificate(s) representing the Shares; and (c) if the Triggering Event occurs before the Expiry Time and Rights Certificates are not distributed by the time the undersigned deposits its Shares under the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described herein. Note that in any case, a deposit of Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Shares deposited under the Offer to the Depositary on or before the third trading day on the TSXV after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Triggering Event occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Shares for payment pursuant to the Offer, Rights Certificate(s) from the undersigned representing SRP Rights equal in number to the Shares deposited by the undersigned.

ELECTION FOR CASH OR SHARES OR BOTH

Pursuant to the Offer, the undersigned hereby elects to receive one of the following forms of consideration for all of the deposited Shares represented by the certificate(s) listed in the boxes above. Shareholders may elect to receive either the cash (Choice A), common shares of the Offeror ("**New Pacific Shares**") (Choice B) or a combination thereof (Choice C).

Shareholders may choose only ONE of the choices below:

☐ **Choice A — The CASH ELECTION**

Shareholders who check this box will receive Cdn.$0.06 in cash for each Share deposited under this Choice A.

☐ **Choice B —The SHARE ELECTION**

Shareholders who check this box will receive 0.0822 of a New Pacific Share for each Share deposited under this Choice B.

☐ **Choice C —The COMBINED ELECTION**

Shareholders who check this box will receive 0.0411 of a New Pacific Share and Cdn. $0.03 for each Share deposited under this Choice C.

If a Shareholder does not properly elect either the Cash Election, the Share Election or the Combined Election with respect to any Shares deposited by it pursuant to the Offer, such Shareholder will be deemed to have elected the Cash Election.

Fractional New Pacific Shares will not be issued in connection with the Offer. Where on any Take-Up Date a Shareholder is to receive New Pacific Shares as consideration pursuant to the Offer and the aggregate number of New Pacific Shares to be issued to such Shareholder would result in a fraction of a New Pacific Share being issuable, the number of New Pacific Shares to be received by such Shareholder shall be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is 0.5 or less) to the nearest whole number. See Section 1 of the Offer, "The Offer".

An election (or deemed election) as to the consideration to be received by a Shareholder made in this Notice of Guaranteed Delivery shall supersede any election made in a Letter of Transmittal.

CURRENCY OF PAYMENT

Any cash consideration payable under the Offer will be denominated in Canadian dollars.

SHAREHOLDER SIGNATURE(S)		
Signature(s) of Shareholder(s)	Address(es)	
Name (please print or type)		
SIN/SSN	Postal Code/Zip Code	
	Date	Daytime Telephone Number

GUARANTEE OF DELIVERY

The undersigned, an Eligible Institution, guarantees delivery to the Depositary of the certificate(s) representing the Shares (including associated SRP Rights)deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Acceptance and Transmittal in the form enclosed herewith or a manually signed facsimile copy thereof, and all other documents required by the Letter of Acceptance and Transmittal, all on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after the date on which the Expiry Time occurs.

Name of Firm: ____________________	Authorized Signatory: ____________________
Address of Firm: ____________________	Name: ____________________
________ ____________________	Title: ____________________
Telephone number : ____________________	Dated: ____________________

The Depositary and Information Agent for the Offer is:


KINGSDALE
Shareholder Services Inc.

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-888-518-6812

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions regarding the Offer and requests for assistance in depositing Shares or for additional copies of the Offer, Circular, Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers or addresses set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

ANNUAL INFORMATION FORM

For the year ended June 30, 2009


New Pacific Metals Corp
新太平洋金属有限公司

Dated as at October 23, 2009

NEW PACIFIC METALS CORP.

Suite 1378 - 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: (604) 633-1368
Fax: (604) 669-9387
Email: info@newpacificmetals.com
Website: www.newpacificmetals.com

TABLE OF CONTENTS

Page 132

ITEM 1: PRELIMINARY NOTES

1.1 Form

This Annual Information Form is prepared in the form prescribed by National Instrument 51-102F2 of the Canadian Securities Administrators and is hereby filed with the British Columbia and Alberta Securities Commissions, and the TSX Venture Exchange (the "TSX-V").

1.2 Date of Information

All information in this AIF is as of October 23, 2009, unless otherwise indicated.

1.3 Forward Looking Statements

Statements in this AIF other than purely historical factual information, including statements relating to mineral resources and reserves, or the Company's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on the beliefs of management, as well as numerous assumptions made by management and the information currently available to the Company, and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. As a result, actual results may vary materially from those described in the forward-looking statements.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "anticipate", "continue", "estimate", "expect", "plan", "intend", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this AIF should not be unduly relied upon. Further, these statements speak only as of the date of this AIF or as of the date specified in the documents incorporated by reference into this AIF, as the case may be. Important factors are identified in this AIF under the heading "Item 4.3 - Risk Factors". Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update or supplement any of these forward-looking statements are a result of changing circumstances or otherwise, and the Company disclaims any obligation to do so, except as required by applicable laws.

1.4 Currency

All sums of money which are referred to herein are expressed in lawful money of Canada, unless otherwise specified.

ITEM 2: CORPORATE STRUCTURE

2.1 Names, Address and Incorporation

New Pacific Metals Corp. (the "Company" or "New Pacific Metals") was formed as a special limited company in the name of ACADEMY RESOURCES LTD. (N.P.L.) under the British Columbia *Company Act* on April 19, 1972. By special resolution dated July 21, 1983, ACADEMY RESOURCES LTD. (N.P.L.) converted itself from a special limited company to a limited company and altered its Memorandum of Association, also changing its name to ACADEMY RESOURCES LTD. Further, by special resolution dated November 29, 1994, ACADEMY RESOURCES LTD. consolidated its share capital on a four (4) old for one (1) new basis, amended its Memorandum and changed its name to ACADAMAX VENTURES INC. ACADAMAX VENTURES INC. changed its name to XMP MINING LIMITED and continued into Bermuda on November 6, 1997. On August 23, 2003, XMP MINING LIMITED, by resolution and with the approval of the Registrar of Companies in Bermuda, incorporated and changed its name to NU XMP VENTURES LIMITED. On November 5, 2003, NU XMP VENTURES LIMITED continued into British Columbia. On November 3, 2004, NU XMP VENTURES LIMITED changed its name to NEW PACIFIC METALS CORP.

The new British Columbia *Business Corporations Act* (the "New Act") came into force on March 29, 2004 and replaced the British Columbia *Company Act*. The board of directors of the Company approved the transition of the Company under the New Act and the filing of a transition application containing a Notice of Articles which replaced the existing Memorandum of the Company. At the Company's Annual and Special General Meeting held September 30, 2004, the shareholders approved an increase to the Company's authorized capital to an unlimited number of common shares and adopted a new set of Articles consistent with the provisions of the New Act, including the reduction of the majority required to pass a special resolution from 75% to 66⅔%.

The head office, principal address and registered and records office of the Company is located at Suite 1378, 200 Granville Street, Vancouver, British Columbia, V6C 1S4. The Company is listed on the TSX-V under the symbol "NUX" and is a reporting issuer in British Columbia and Alberta.

2.2 Intercorporate Relationships

The corporate structure of the Company and its subsidiaries as at the date of this AIF is as follows:


New Pacific Metals Corp.
(British Columbia)
100%
New Pacific Offshore Inc.
(British Virgin Islands "BVI")
100%
SKN Nickel & Platinum Ltd. ("SNP")
(BVI)
75%
100%
Sichuan Huaxi Mining Co. Ltd.
Lachlan Gold Ltd.
(BVI)
100%
100%
Yunnan Jin Chang Jiang Mining Co. Ltd.
100%
Sichuan Project
(Sichuan Province, China)
Huaiji Project
(Guangdong Province, China)
100%
100%
HNK
XSK

The Company, through its subsidiaries has acquired a number of mineral property interests in China during the past several years. Each property interest is held through a separate subsidiary company, all of which are incorporated in the British Virgin Islands ("BVI") as an International Business Corporation under the *British Virgin Islands International Business Companies Act* (Cap. 291).

The Company is the sole shareholder of New Pacific Offshore Inc., which was incorporated on February 13, 2007 to be the holding company of several other BVI subsidiaries, which are parties to mineral property agreements in China. The following material BVI subsidiaries are all 100% held by New Pacific Offshore Inc.

(a) Lachlan Gold Ltd. ("Lachlan") - pursuant to a declaration of trust agreement in December 2006, the Huaiji Project was held in trust for the Company through Yunnan Jin Chang Jiang Mining Co. Ltd. ("JCJM"), a wholly owned subsidiary of Lachlan Gold Ltd. ("Lachlan"), which was an indirectly wholly owned subsidiary of Silvercorp ("Silvercorp") (which is related to the Company through common directorship). In March 2009, the Company acquired a 100% equity interest in Lachlan through a share purchase agreement with Fortune Mining Ltd., which was the parent company of Lachlan and a wholly owned subsidiary of Silvercorp, and became the legal owner of the Huaiji Project.

(b) SKN Nickel & Platinum Ltd. ("SNP") - was incorporated on October 23, 2003 and is a party to a cooperative agreement under which it earned its full 75% interest in Sichuan Huaxi Mining Co. Ltd., the Chinese company holding the Sichuan Project.

The Company's operations in China are largely conducted through Sino-foreign equity joint ventures. See "Item 3: General Development of the Business" below for details as to the Company's mineral projects.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

3.1 Three Year History

Exploration Projects

The Company is an exploration stage company engaged in the acquisition and exploration of mineral property interests in the People's Republic of China. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX-V under the symbol NUX.

The Company is in the process of exploring and developing its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is exploring in China for gold-polymetallic metals in the Dayao mountain range located in Guangdong Province (the "Huaiji Gold Project"). The Company's focus is to strengthen and grow through the exploration and development of its current portfolio of China based projects, in conjunction with seeking the acquisition of high quality mineral projects throughout China, to deliver, within a reasonable period of time, enhanced shareholder value.

Huaiji Project

The Huaiji Project is composed of two gold-polymetal exploration permits referred to as "HNK" and "XSK", covering a total area of approximately 160 square kilometers, located in Guangdong Province, China. The permit areas are located in Guangdong Province's Huaiji and Guangning counties, about 180 kilometres northwest of Guangzhou, the capital city of Guangdong Province. Guangzhou, one of China's largest cities, is serviced by daily air flights with connections to all major cities in China and many international destinations.

The HNK Gold-Polymetallic Project permit covers an area of approximately 56.5 square kilometres. The Company's drill program has focused on defining and delineating a number of veins (including V9, V18 and V11) within the soil geochemical anomaly extending more than 2 kilometres by 2 kilometres wide. The V9 vein in particular has been traced on surface by more than 26 old mining tunnels for over 1,500 metres ("m").

The Huaiji Project was originally held by JCJM, a wholly owned subsidiary of Lachlan, in trust for the Company pursuant to the Declaration of Trust Agreement the Company entered in December 2006. Lachlan was an indirectly wholly owned subsidiary of Silvercorp, which is related to the Company through common directorship.

In March 2009, the Company acquired a 100% equity interest in Lachlan through a share purchase agreement with Fortune Mining Ltd., which was the parent company of Lachlan and a wholly owned subsidiary of Silvercorp, and became the legal owner of the Huaiji Project.

Up to June 30, 2009, the Company had completed a total of 15,279 meters diamond drilling and 1,956 meters of underground tunneling at the Huaiji Project.

For further information about gold mineralization intersected at the HNK project, please refer to the Company's news releases on the Company's website, and also see section 5.2 of this AIF.

Sichuan Project

During the year ended June 30, 2009, Huaxi obtained five exploration permits of copper-poly-metal and nickel-poly-metal (collectively called "Sichuan Project"), covering 145 square kilometers, located in Sichuan Province, China, for a total cost of $3,731.

During the year ended June 30, 2009, the Company conducted geophysical surveys and completed a drilling program.

Bingdihong Project

During the year ended June 30, 2008, the Bingdihong Project was abandoned and written off.

Kang Dian Project

The Kang Dian Project was originally comprised of seven properties, covered by eight exploration permits (82 square km) and four permit applications (813 square km), located 50 to 210 kilometres (km) west and southwest of Chengdu, the capital city of Sichuan Province, China.

The Kang Dian Project was abandoned during the year ended June 30, 2008 due to unfavourable exploration results. As a result, the Company wrote off the Kang Dian Project by recording an impairment of $6,132,880 for the year ended June 30, 2008. During the year ended June 30, 2009, the Company incurred expenditures of $115,738 to wind up the Kang Dian Project. All of the expenditures have been charged to general exploration on the consolidated statements of loss.

During the year ended June 30, 2007, Huaxi entered into two agreements to sell two of its exploration permits to an unrelated Chinese party for $167,640, subject to Chinese regulatory approvals.

During the year ended June 30, 2008, Huaxi entered into another agreement with the same party to sell another exploration license for $59,440. As at June 30, 2008, total deposits of $208,040 had been received and were refundable if the transfer of the permits were not approved by Chinese government.

During the year ended June 30, 2009, the two agreements entered into during fiscal year 2007 have been fully settled, and a gain of $217,560 was recognized. Another agreement was cancelled based on the mutual consent of both parties, a $26,925 deposit was refunded, and $8,105 was forfeited.

During the year ended June 30, 2009, the Company entered into another agreement to sell one permit for $223,320. In April 2009, the transfer agreement was approved by the government, and a gain of $188,242 was recognized, which is net of the exploration costs incurred on this permit and the business taxes.

Subsequent to June 30, 2009, the Company entered into an agreement to transfer another permit to a third party for $295,020, subject to Chinese regulatory approval, and a deposit of $88,506 was received.

For more details, please refer to the Company's financial statements.

Recent Financings

Private Placement

On March 15, 2007, the Company closed a non-brokered private placement of up to 5,175,000 units at $2.50 per unit. Each unit is comprised of one common share and one-half of one share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share at $3.00 until March 15, 2008. In February 2008, with the approval of the TSX-V, the expiry date of the 2,587,499 warrants was extended to March 15, 2009 with the exercise price of the warrants remaining unchanged at $3.00. A finder's fee of 6% was paid to the registered agents in respect of the sale of up to 2,000,000 of the units. The warrants expired on March 15, 2009.

Future Financing

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that existing resources and the funds generated by future income are insufficient to fund the Company's operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences, or privileges senior to those of the holders of the Company's common shares. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit, or eliminate some or all of its proposed operations.

Auditors

Deloitte & Touche LLP has been appointed as the Company's auditors.

Donation

In May 2008, the Company, Silvercorp and their employees have committed to donations of over US$700,000 to provide relief support for the victims of China's May 12, 2008 earthquake in Sichuan Province to help alleviate some of the damage. This demonstrates the Company's commitment to contributing to the communities and countries where the Company operates.

3.2 Significant Acquisitions

During the year ended June 30, 2009, the Company did not have any significant acquisitions or dispositions.

ITEM 4: DESCRIPTION OF THE BUSINESS

4.1 General

The Company is in the business of acquiring and conducting exploration activities on mineral properties, primarily in China. The Company is in the exploration stage.

4.2 Employees

As at June 30, 2009, the Company employed a total of 30 people.

4.3 Chinese Mining Law

As all of the Company's properties are located in the People's Republic of China, a brief statement on the laws of China as they relate to mining is appropriate. Note that, as laws in China are continually evolving, this is only a generalized statement and is not to be taken as absolutely current or correct. Under the laws of the P.R.C., mineral resources are owned by the State, and in the past, it has been state-owned enterprises which have been the principal force in the development of mineral resources. A new Mineral Resources Law became effective on January 1, 1997 and three regulations were promulgated on February 12, 1998. The new law provides for equal legal status for domestic enterprises and enterprises with foreign investment, security and transferability of mineral titles as well as the exclusivity of mining rights. The right to explore and exploit minerals is granted by way of exploration and mining rights. The holder of an exploration right has the privileged priority to obtain the mining right to the mineral resources in the exploration area provided the holder meets the conditions and requirements specified in the law. A mining enterprise may transfer its exploration or mining rights to others, subject to governmental approval. It is now common for foreign companies to form joint ventures with state-owned mining enterprises, with title to the mining rights being transferred to joint venture entities registered in China. This is the case with most of the Company's mineral property interests.

4.4 Risk Factors

An investment in the common shares of the Company involves a significant degree of risk and ought to be considered a highly speculative investment. The following is brief discussion of those factors which may have a material impact on, or constitute risk factors in respect of, the Company's future financial performance:

Recent market events and conditions may adversely affect the Company's business and industry

Recent market events and conditions, including disruptions in the Canadian, United States and international credit markets and other financial systems and the deterioration of the Canadian, United States and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company's ability to fund its working capital and other capital requirements. In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining house prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008 and early 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks and other financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and other governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators, including employment levels, announced corporate earnings, economic growth and consumer confidence have deteriorated. These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, particularly resource companies such as the Company. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company's access to additional capital may not be available on terms acceptable to the Company or at all.

Over the past year, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration, or development-stage companies, have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share prices of natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company's securities) to sell such securities at any price. As a consequence, despite the Company's past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company's common shares will not occur, or that such fluctuations will not materially adversely impact on the Company's ability to raise equity funding without significant dilution to its existing shareholders, or at all.

General economic conditions may adversely effect our growth and profitability

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company's growth and profitability.

Regulatory Environment in China

The Company conducts operations in China. The laws of China differ significantly from Canada and are subject to change. Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection, mine safety and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and financial conditions.

Operations and Political Conditions

The Company conducts its operations in China and is potentially subject to a number of political and economic risks. The Company is not able to determine the impact of these risks on its future financial position or results of operations and the Company's exploration and development activities may be substantially affected by factors outside of the Company's control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

Mining operations generally involve a high degree of risk, with hazards such as unusual or unexpected formations or other geological conditions. The Company may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure, or against which it may elect not to insure. Payment of such liabilities may have a material, adverse effect on the Company's financial condition. All of the properties in which the Company has an interest are located in China, which has different regulatory and legal standards than those in North America. Even if the Company's mineral properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition and harassment from local miners, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits.

In addition, the Company may face import and export regulations, including restrictions on the export, disadvantages of competing against companies from countries that are not subject to Canadian and U.S. laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in foreign countries arising from such risks, there can be no assurance that such problems will not arise in the future.

The Company's interests in its mineral properties are held through a joint venture companies established under and governed by the laws of China. The Company's joint venture partner in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies, instead of purely commercial considerations.

Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different to that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines.

Environmental Risks

The Company's activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Failure to comply with applicable environmental health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits will not materially adversely affect the Company's business, results of operations or financial condition.

Permits and Licenses

All mineral resources of the Company are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to the Company in a timely manner, or at all.

Feasibility and Engineering Reports

The Company carries exploration operations in accordance with the exploration permit. The Company has not yet and may not complete a feasibility study or report as would otherwise be performed for an exploration property located in North America.

Exploration and Development

The long-term operation of the Company's business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There is also no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production. Development of the Company's mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the control of the Company. As a result, there can be no assurance that the Company's acquisition, exploration and development programs will yield new reserves to replace or expand current resources. Unsuccessful exploration or development programs could have a material adverse impact on the Company's operations and profitability.

Calculation of Resources, Reserves and Mineralization and Precious and Base Metal Recovery

The Company's properties at present contains resources only, there have been no reserves calculated. There is a degree of uncertainty attributable to the calculation of resources, reserves and mineralization and corresponding grades being mined or dedicated to future production. Until resources, reserves or mineralization are actually mined and processed, quantity of mineralization and grades must be considered as estimates only. In addition, the quantity of resources, reserves and mineralization may vary depending on metal prices. Any material change in quantity of resources, mineralization, grade or stripping ratio may affect the economic viability of the Company's properties. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions.

Title to Properties

While the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company's properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. The Company's mineral properties have not been surveyed, and the precise location and extent thereof may be in doubt.

Property Interests

The agreements pursuant to which the Company holds its rights in certain of the properties provide that the Company must make a series of cash payments over certain time periods or make certain minimum exploration expenditures. If the Company fails to make such payments or expenditures in a timely manner, the Company may lose interest in those projects.

Additional Financing

If the Company's exploration programs are successful in establishing ore of commercial tonnage and grade, additional funds will be required for the development of the ore body and to place it in commercial production. One source of future funds presently available to the Company is through the sale of equity capital. There is no assurance this source will continue to be available, as required or at all. If it is available, future equity financings may result in substantial dilution to shareholders. Another alternative for the financing of further exploration would be the offering by the Company of an interest in the properties to be earned by another party or parties carrying out further exploration or development thereof. There can be no assurance the Company will be able to conclude any such agreements, on favourable terms or at all.

Competition

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered, a ready market will exist for the sale of same. Marketability of natural resources which may be discovered by the Company will be affected by numerous factors beyond the control of the Company, such as market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations including regulations relating to prices, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of such factors cannot be predicted but they may result in the Company not receiving an adequate return on its capital.

Fluctuating Commodity Prices

The Company's revenues, if any, are expected to be in large part derived from the mining and sale of metals. The prices of those commodities has fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, supply and demand, sales by government holders, global or regional consumptive patterns, speculative activities, availability and costs of metal substitutes, and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company's shares and the value of the properties. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company's exploration projects, cannot be accurately predicted.

If gold, silver and metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop the properties or fulfil obligations under agreements with the Company's joint venture partners or under its permits or licenses.

Foreign Exchange Rate Fluctuations

The Company has raised its equity and maintained its accounts in Canadian dollars. Foreign operations carried out in U.S. or local currency could subject the Company to foreign currency fluctuations that may materially and adversely affect the Company's financial position.

Fluctuation of Securities Prices

Securities markets experience a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Such fluctuation will affect the price of the Company's securities.

Insurance

The Company's mining activities are subject to the risks normally inherent in the industry, including but not limited to environmental hazards, flooding, periodic or seasonal hazardous climate and weather conditions, unexpected rock formation. The Company may become subject to liability which it cannot insure or against which it may elect not to insure due to high premium costs or other reasons. Where considered practical to do so the Company maintains insurance against risks in the operation of its business in amounts which the Company believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company cannot provide any assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

Key Personnel

The Company depends on the services of a number of key personnel, including its directors and executive officers, the loss of any one of whom could have an adverse effect on the Company's operations.

The Company's ability to manage growth effectively will require it to continue to implement and improve management systems and to recruit and train new employees. The Company cannot assure that it will be successful in attracting and retraining skilled and experienced personnel.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors, officers and promoters of the Company also holding positions as directors and/or officers of other companies. Some of those persons who are directors and officers of the Company have and will continue to be engaged in the identification and evaluation of assets and businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers may in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies under the *Business Corporations Act* (British Columbia), S.B.C. 2002, c.57.

Dependence on Management

The executive directors and the China operational management team all have extensive experience in the mineral resources industry in China. Most of the non-executive directors also have extensive experience in mining and/or exploration (or as advisors to companies in the field). The Company's success depends to a significant extent upon its ability to retain, attract and train key management personnel, both in Canada and in China.

Joint Venture Partners

The Company's interests in various properties may, in certain circumstances, pursuant to option agreements currently in place, become subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company's business prospects, results of operations and financial conditions: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Other Risks and Hazards

The Company's operations are subject to a number of risks and hazards including:

- environmental hazards;
- discharge of pollutants or hazardous chemicals;
- industrial accidents;
- failure of processing and mining equipment;
- labour disputes;
- supply problems and delays;
- changes in regulatory environment;
- encountering unusual or unexpected geologic formations or other geological or grade problems;
- encountering unanticipated ground or water conditions;
- cave-ins, pit wall failures, flooding, rock bursts and fire;
- periodic interruptions due to inclement or hazardous weather conditions;

- uncertainties relating to the interpretation of drill results;
- inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
- results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;
- the potential for delays in exploration or the completion of feasibility studies;
- other acts of God or unfavorable operating conditions.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on future cash flow, results of operations and financial condition.

ITEM 5: MINERAL PROPERTIES

5.1 The Company's Mineral Properties

The Company has interests in mineral properties located in China. As at June 30, 2009, these properties were carried on the Company's balance sheet as assets with a book value of $3,567,876. The book value consists of acquisition costs plus cumulative expenditures on properties for which the Company has future exploration plans. The current book value is not necessarily the same as the total expenditures on each property by the Company, as part of the expenditures on some properties have been written down. The book value is also not necessarily the fair market value of the properties. During the year ended June 30, 2009, exploration expenditure totalled $2,157,879 at the Huaiji Project.

The name and book values of the Company's mineral property are set out below in table. Further discussion of the property follows below.

China

Property Name	Location	Ownership Interest*	Book Value (June 30, 2009)
Huaiji Project	Guangdong Province	100%	$3,188,978

* These reflect option rights to earn these percentage interests and option rights granted on these percentage interests on the terms set out in Item 4 above.

For the purposes of National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101"), the Huaiji Gold Project in Guangdong Province, China is determined to be material to the Company.

None of the Company's other mineral property interests are considered material for the purposes of NI 43-101.

Chinese Properties

The Company currently holds interests in one material project in China, the Huaiji Gold Project located in the Guangdong Province, China. Mr. Jigui Sun (B.A. & M.Sc, Geology), the General Manager of Yunnan Jin Chang Jiang Mining Co. Ltd., and Dr. Rui Feng (Ph.D., Geology), Director of the Company supervise the Company's exploration work on the mineral property.

5.2 Huaiji Gold Project, Guangdong Province

On December 7, 2006, two gold-polymetallic exploration permits were issued by the Ministry of Land and Resources of China. The two permits ("XSK" and "HNK") cover a total area of approximately 160 square kilometres.

The permit areas are located in Guangdong Province's Huaiji and Guangning counties, about 180 kilometres (km) northwest of Guangzhou, the capital city of Guangdong Province. Guangzhou, one of China's largest cities, is serviced by daily air flights with connections to all major cities in China and many international destinations. Access to the two permits from Guangzhou is via paved highways, then by inter-township paved roads.

There have been many artesian mining activities on the two properties that have been shut down by local authorities two years ago. With the exploration title secured and numerous occurrences of gold mineralization in the two permit areas, NUX is now preparing a full review of all available geological data and will organize field crews for a detailed geological survey with the intention of a follow–up drill program.

Geologically, the permit areas are located in the centre of the Dayao mountain range upwarping, southwest of the Southern-China Craton, where the Southern-China Craton is cut into the mountain ranges and basins by numerous parallel deep north-eastern trending structures that extend several hundreds kilometres. The Cambrian and pre-Cambrian metasediments are dominant rock sequences in the mountain ranges, whereas in the basins, Jurassic and Cretaceous volcanics are the dominant rock units. Gold and silver mineralization in these areas mainly occur in the mountain ranges that are intruded by Mesozoic and even Cenozoic granite plutons and porphyries.

The two permits were applied for to cover two extensive gold, silver, and antimony stream sedimentary geochemical anomalies that were revealed by 1 to 200,000 and 1 to 50,000 scales geochemical surveys performed by the Guangdong branch of the Geological Survey of China. The two permits also cover numerous occurrences of gold mineralization and alluvial gold. Gold mineralization is hosted in the carbonaceous strata, carbonate rock, and calcareous-tuff shales of the Cambrian Gaotan Formation, which were intruded by late Mesozoic and Cenozoic granitic plutons and porphyries.

The XSK permit, located in Huaiji County, covers an area of approximately 104 square kilometres. The HNK permit, located in Guangning County, which is 100 km east of Huaiji County, covers an area of approximately 56.5 square kilometres.

For further details, please refer to news releases on the Company's website and the other sections of this AIF, the NI 43-101 technical reports on the Huaiji Project referred to below and other information available on www.sedar.com.

A. Technical Report

The NI 43-101 Technical Report on the Huaiji Gold Project, Guangdong Province, People's Republic of China, dated March 28, 2008 prepared by Barry J. Price, M.Sc, P.Geo., B.J. Price Geological Consultants Inc. (the "Huaiji Technical Report") is filed on SEDAR. The information regarding the Huaiji project in this AIF has been extracted in whole or in part from the Huaiji Technical Report, which readers are encouraged to review in full. The information in this AIF regarding the Huaiji project is subject to the assumptions, qualifications and procedures that are set out only in the full Huaiji Technical Report. For a complete description of assumptions, qualifications and procedures associated with such information, reference should be made to the full text of the Huaiji Technical Report.

B. Property Description and Location

Property Description

The Huaiji Project consists of two gold and polymetallic exploration permits: Huangnikeng (HNK) property and Xiangsikeng (XSK) property, both of which are held by Yunnan Jin Chang Jiang Mining Co. Ltd. via Lachlan Gold Ltd., a wholly owned subsidiary of the Company.

TABLE OF MINERAL TITLES

PROPERTY NAME	PERMIT NO.	VALIDITY TIME	AREAS(KM^2)
XSK Gold & polymetallic exploration in Xiangsikeng of Huaiji county, Guangdong Province	0100000610305	2006.10.24--2009.10.24	104.08
HNK Gold & polymetallic deposit exploration in Huangnikeng of Guangning county, Guangdong Province	0100000610304	2006.10.24--2009.10.24	56.53

The two properties are not adjoining. The permit areas are not surveyed, but are referenced to points of latitude and longitude which may be precisely located in the field. The permits are adequate for all planned exploration and any development. Surface rights are held by one or more levels of government and ultimately by the Peoples Republic of China. To the authors knowledge there are no social or environmental factors which would affect title. New Pacific must abide by the current mining, labour and environmental legislation of China. The Company has been exploring the Huaiji Project and has all the necessary permits to do so.

Location

The project is located in the northwest part of Guangdong Province, approximately 180 kilometres (km) northwest of Guangzhou, the capital city of Guangdong Province. Guangzhou, one of China's largest cities, is serviced by daily air flights with connections to all major cities in China and many international destinations.

The location is displayed in Figures 1-3 below.

FIGURE 1. LOCATION MAP OF PEOPLES REPUBLIC OF CHINA
(This report describes only the Huaiji Project)


80°
100°
120°
New Pacific Metals Corp.
Project Location map
N
40°
30°
20°
Beijing
Shanghai
Sichuan
Chengdu
Kang-Dian Project
Huaiji Gold Project
Guangzhou
Hong Kong
Guangdong
SCALE
0
500
1000 KM

FIGURE 2. LOCATION OF THE HUAIJI PROJECT AREA, GUANGDONG PROVINCE PRC.


HUNAN
314 DAYU
FUJIAN
JIANGXI
GUANGXI
090
089
095
086
098
099
082
083
GUANGDONG PROVINCE
Guangdong
Guangzhou
Shantou
Shenzhen
HONG KONG
Sha Tin
Kowloon
Macau
NEW PACIFIC MINERALS CORP.
HUAJI PROJECT AREA
SCALE BAR APPROX 200 KM
165 km
GOOGLE EARTH MAP

FIGURE 3. LOCATION WITH RESPECT TO OTHER MINING AREAS IN GUANGDONG


HNK
Chikeng
For location only
XSK
HETAI GOLDFIELD
CHANGKENG AU-AG PROPERTY
Guangzhou
Foshan
Zhaoqing
Qingyuan
Huacheng
Zhujiang Kou
15 km
GPS Map Detail
N

C. Accessibility, Climate, Local Resources, Infrastructure and Physiography

The HNK permit and XSK permit are situated separately in Guangning county and Huaiji county respectively. Access to the county towns from Guangzhou is via paved highways. There are inter-township paved roads which connect the permit areas with the county towns.

From Guangzhou city, it takes about 3-hours driving time to the HNK permit area, and 4 hours driving time to the XSK permit area.

Geographically, the project is situated in a low hilly area, originally forested but cut heavily and replanted in some areas. The hills trend primarily north-east and east-west, with elevations ranging from 200m above sea level to 500m ASL.

The surface of the project is heavily covered by eluvial clay, vegetation and underbrush. The climate is typical subtropical oceanic climate. The annual mean temperature is 20.7℃. The annual mean rainfall is 1734 mm. Most rain is in the spring and summer time. Short periods of frost occur during the winter season.

The area is populated with numerous towns separated by agricultural areas and forested areas. Rice is the primary crop along with, to a lesser extent, corn and tapioca. Manpower is abundant and electricity power supply is sufficient for mining exploration purposes.

D. History

Regional Geological work

During 1967-1968, a Comprehensive Geological Study Team of Guangdong Geological Bureau (the "Bureau") conducted 1:200,000 regional geological mapping in the Huaiji sheet. The report (in Chinese) gave detailed descriptions of stratigraphy, tectonics, intrusive events and mineral deposits.

In 1974, the Geophysical Exploration Team of the Bureau conducted aero-magnetic and airborne radioactivity surveys.

In 1991, the Regional Geological Survey Team of the Bureau (the "Geological Team") conducted stream sedimentary geochemical surveys at a scale of 1:200,000 for the Wuzhou and Huaiji map sheets and the Geophysical Exploration Team of the Bureau conducted regional gravity surveys for the same area.

During 1999-2002, the Geological Team completed stream sedimentary geochemical surveys over the 1:50,000 Nanfeng and Yonggu map sheets for gold (Au), arsenic (As) and zinc (Zn) anomalies with maximum values (among other lower values) of 1.136 ppm Au (≒1.1 g/t Au) and 16,800 ppm as respectively in the QXD region. Three anomalous centers (with Au ≥250ppb), are spread along a nearly east-west trend, apparently conformable with the strata.

Mineral Exploration Work

During 1989-1990, the Geological Team implemented follow-up inspection surveys to the Chikeng (HNK area) for Au–Ag Geochemical Anomalies delineated by Soil Geochemical Surveys.

During 2001-2003, the Geological Team completed the evaluation of Au-Ag mineral deposits in the areas surrounding Huaiji Basin.

E. Geological Setting

Regional Geology

The project areas are located in the intersection region between E-W trending the ***Dayao Mountain upwarping*** and the NE trending ***Chenzhou-Huaiji fault zone***, southwest of the Southern-China Craton, where the Southern-China Craton is cut into the mountain ranges and basins by numerous parallel deep northeastern trending structures that extend several hundred kilometres.

The Cambrian and pre-Cambrian metasediments are dominant rock sequences in the mountain ranges, whereas in the basins, Jurassic and Cretaceous volcanics are the dominant rock units. Gold and silver mineralization in these areas mainly occurs in the mountain ranges that are intruded by Mesozoic and even Cenozoic granite plutons and porphyries.

In this region, Pre-Cambrian (Sinian) and Cambrian series composed of folded basement overlain by Devonian, Carboniferous, Jurassic and Cretaceous sedimentary series. Features of different strata from bottom to top are described below (Table 2).

The tectonic background in this area is the early E-W trending upwarping is cut by NE trending fault zone into the mountain ranges and basins.

NE trending fault belts (Huaiji-Fengkai fault belt and Gushui fault belt), are dominant, controlling the arrangement of basins and extension of the strata. NW trending faults are secondary structures compared to the NE trending faults. These dissected NE trending folds and faults. NW and NE trending faults are the main structures associated with mineralization.

E-W trending faults are of small scale. These faults are mainly bedding faults or intra-bedding faults and are usually associated with mineral deposits.

Igneous activities were mostly in the Yanshan stage, forming medium to fine-grained granite batholiths or stocks.

FIGURE 4. REGIONAL GEOLOGY AND MINERAL TITLES



Legend
Quaternary
Cretaceous Volcanics
Jurassic Volcanics
Carboniferous Sediments
Devonian Sediments
Cambrian Sediments
Sinian Metamorphic rocks
Cretaceous Granite
Jurassic Granite
Ordovivian Granite
Alluvial Gold
Gold
Lead-Zinc
Tin
Iron
Fault
River
Road
NUX Permit
SCALE
0 5 10km
New Pacific Metals Corp.
HUAIJI PROJECT
GUANGDONG, CHINA
Minerals and Geology
of Huaiji Basin
Drafted by Bei
December 2006
HNK permit
(56.53 sq km)
XSK permit
(104.08 sq km)
Huaiji
Zhongzhou
Liangmai
Lingkeng
Dagang
Qiashui
Wenlang
Fenggang
Chikeng
Dakengshan
Ouzai
Kengkou
Yonggu
Gushui
Zhongzai
Guangning
2660000 mN
2650000 mN
2640000 mN
2630000 mN
2620000 mN
19610000 mE
19620000 mE
19630000 mE
19640000 mE
19650000 mE
19660000 mE
N

Page 153

TABLE 2 A SIMPLE STRATIGRAPHIC CHART OF THE AREA AROUND HUAIJI BASIN

Era	Period	Formation	La bel	Main lithology association	Sedimentary environment and source rocks
Cenozoic	Quaternary		Q	Mainly alluvial deposit. Conglomerate, sand, and sandy clay	
Mesozoic	Cretaceous	Tongguling	Kt	Pelitic and carbonaceous siltstone, slate, tuffaceous sandstone and conglomerate	Intracontinental basin Red clastic rocks
		Sanyajiang	Ksy	Andesite, acidic volcanic rock, volcanic breccia, carbonaceous and sandy shale, pelitic and carbonaceous siltstone and tuffaceous sandstone and conglomerate	
		Nanxiong (group)	KN	Purple C-bearing silty shale and pelitic siltstone, fine to medium-grained feldspar quartz sandstone with embedded thin layered carbonaceous pelitic siltstone, fine-grained quartz sandstone, large-grained sandstone and sandy conglomerate	
	Jurassic	Malong	Jm	Grey-grayish green C-bearing pelitic siltstone, grayish white thick layered and fine-grained quartz sandstone with embedded fine-grained conglomerate and gravel-bearing feldspar quartz sandstone	Intracontinental basin Red clastic rocks
Upper Paleozoic	Carboniferou s	Shidengzi	Cs	Grayish black and light grey limestone and chert-nodular-bearing limestone.	Shallow marine Carbonates
		Lianxian	Cl	Grayish black limestone and dolomitic limestone. Limestone usually contains siliceous bands or small siliceous lens	
	Devonian	Rongxian	Dr	Limestone with embedded dolomitic limestone and dolomite	Shallow marine Carbonates
		Donggangling	Dd	Upper part: grey-grayish white dolomitic limestone, and dolomite with embedded grayish black carbonaceous organic clastic limestone Lower part: grayish white-grayish black dolomitic marble and dolomite marble	Shallow marine Carbonates
		Xindu	Dx	Shale, siltstone and sandstone with embedded hematite	Shallow marine Carbonates
		Hexian	Dh	Purple shale and silty shale with embedded limestone, dolomite and gypsum	Coast-shallow marine Terrestrial clastic rocks
		Laohutou	Dl	Middle-upper part: grayish white-grey fine-grained quartz sandstone, pelitic quartz siltstone and pelitic silty shale with embedded thin layered and oolitic hematite. Lower part: quartz sandstone, sandy conglomerate and conglomerate	Coastal phase. Terrestrial clastic rocks

TABLE OF FORMATIONS (CONTINUED)

Era	Period	Formation	Label	Main lithology association	Sedimentary environment and source rocks
		Yangxi	Dy	Quartz sandstone, conglomerate-bearing sandstone, sandy conglomerate and conglomerate	Coast Terrestrial clastic rocks
Lower Paleozoic	Cambrian	Shuishi	€s	Metamorphic fine to medium-grained quartz greywacke and metamorphic fine to medium-grained feldspar quartz greywacke with embedded metamorphic fine-grained quartz sandstone, metamorphic fine-grained siltstone, sericite slate and carbonaceous slate.	Shallow marine face. Flysch.
		Gaotan	€g	Sericite slate, metamorphic quartz siltstone, carbonaceous slate, and metamorphic quartz greywacke (varied grain sizes) with embedded metamorphic fine-grained quartz sandstone, metamorphic quartz siltstone, sericite slate and carbonaceous slate.	
		Niujiaohe	€n	Metamorphic pelitic medium to fine-grained quartz sandstone, metamorphic greywacke feldspar siltstone and quartz sericite slate	
Proterzoic	Sinian	Laohutang	Zlh	Metamorphic quartz sandstone, quartz schist, and phyllite. On top of it is the siliceous rock	Shallow-deep marine face. Flysch
		Bali	Zb	Metamorphic feldspar quartz sandstone, metamorphic fine-grained quartz sandstone, sandy slate and slate.	Shallow marine environment. Terrestrial and volcanic clastic rocks and embedded siliceous rocks

Local Geology of HNK Area (Figure 6)

The strata exposed on this property area belong to the ***Shuishi Formation*** of Cambrian ***Bacun Group***, consisting of a series of low-grade metamorphic flyschoid sedimentary (clastic) rocks with grayish green, black grey and gray black colour. These strike generally North Eastward and dip mainly toward the Southeast at angles of 50°- 65°and, locally, toward the northwest. The formation is divided into 4 units according to the rock types, associations and sedimentary features. They are described as follows from bottom to top.

1st section (—Css1): interbedded grayish green metamorphic fine-grained quartz sandstone and grey-grayish black sericite slate and grayish green metamorphic politic quartz sandstone.

2nd section (—Css2): grayish green and grayish yellow metamorphic fine-grained quartz sandstone and metamorphic fine-grained pelitic quartz sandstone with embedded siltstone and slate in the bottom; grayish green, grayish yellow and light red metamorphic pelitic quartz siltstone with embedded metamorphic fine-grained quartz sandstone and metamorphic medium to fine-grained feldspar quartz sandstone in the top.

3rd section (—Css3): grayish green and deep grayish green metamorphic fine-grained sandstone and metamorphic medium to fine-grained quartz sandstone with embedded metamorphic quartz siltstone and slate in the low part; Grayish green, grey and grayish black metamorphic pelitic quartz siltstone, slate and phyllite with embedded fine-grained quartz sandstone and, in some parts, carbonaceous slate and siliceous rock in the upper part. Pyritization and hornfels, mineralization exists in some areas.

4th section (—Css4): grayish green, grey sericite slate and sericite phyllite with embedded metamorphic quartz siltstone and metamorphic fine-grained quartz sandstone.

It can be seen that in the Shuishi Formation, there is a rhythmic succession of medium to fine-grained sandstone, siltstone and pelitic units.

Structurally, faults are strongly developed in the area, which are of three types: NE trending, NW trending and close-to-EW trending groups. Of these, the NE trending faults are dominant. The faults in this area, are small in size, consisting of quartz veins, silicified rock zones and cataclasitic zones. Gold mineralization is hosted in the fault zones.

Igneous rocks exposed in the area are from the late Yanshan stage granodiorite porphyry, which intruded the strata in form of stocks and dykes, hornfelsing the strata close-by. The granodiorite porphyry is grayish-white and becomes light-red after being weathered. Porphyritic and massive textures occur in the porphyry with 1.3 ~ 5.6mm phenocrysts composed of approximately 25-30% plagioclase, 5-10% hornblende, and 1-2% quartz. Matrix content is >60% and made up by mainly K-feldspar, plagioclase and quartz.

Geology of the area is shown in Figure 6.

FIGURE 5. TOPOGRAPHY AND RELIEF MAP OF THE HNK PROSPECT



HNK GOLD PROPERTY
PORPHYRY AREA
089
090
088
087
VEIN AREA
092
093
094
091
085
086
CHEKEN
© 2007 Europa Technologies
Image © 2007 TerraMetrics
2001 m
Google

Page 157

FIGURE 6. GEOLOGY OF THE HNK AREA



HNK Permit
(56.53 sq km)
XSK Permit
(104.08 sq km)
Legend
New Pacific Metals Corp.
HUAIJI PROJECT
GUANGDONG CHINA
Minerals and Geology
of Huaiji Basin
Drafted by Bei
December 2006

Deposit Types (Figure 7)

Mineral deposits in the area are epigenetic polymetallic quartz veins with base metal sulphides and pyrite with variable amounts of gold and silver. The deposits also appear to have a mylonite or cataclastic component which may only affect some of the "veins" or zones. To the knowledge of the authors of the Huaiji Technical Report, there are no other types of mineralization in the area.

F. Mineralization

Eastern Part HNK Permit

In this area, the surface is covered by thick regolith and heavy vegetation. Therefore, it is not easy to trace the gold mineralized veins. During 1985-1990, 38 gold mineralized veins were identified. Further work followed the gold anomalies by the Regional Geological Survey Team of Guangdong Province. In 2000, 19 gold mineralized bodies were defined by the Guangdong Geological Survey.

At present, 15 gold mineralized veins have been further identified by exploration programs funded by New Pacific.

Gold mineralized veins, controlled by the tectonic fracture zones, are hosted mostly in the thick bedded greywacke and quartz sandstone in the 2nd or 3rd unit of the Cambrian Shuishi information. The mineralization appears to be related closely to the silicified cataclasites (shear zones) and silicified rock and quartz veins. The mineralization includes pyrite, pyrrohotite, arsenopyrite, galena and sphalerite, which are distributed in the fracture zones. The mineralized veins are mainly ranged into four groups:

NE trending: V9, V11,V12,V101,V107,V109
NW trending: V14, V108, V6
EW trending: V17, V17-1, V18
SN trending: V100, V2, V4.

Within the area, there exists large scale mined-out areas. It is possible to obtain some high grade samples in V9, V18 and V109. Large scale mined-out areas occur along V100, V2 and V14. Geological characteristics of the various mineralized bodies are respectively described in the following table.

A model for the property is shown in Figure 7 on the following page.

FIGURE 7. GENETIC MODEL CROSS SECTION – HUAIJI MINERALIZATION



Yongliu gold deposit
Lijiu gold deposit
Banti gold deposit
Qixinding gold deposit
Jingu gold deposit
Huaiji Basin
New Pacific's XSK permit
Xianghua gold-silver deposit
DKS gold deposit
Φπ(70.6 Ma)
Duoluoshan granite(80.1Ma)
Inferred concealed granite
Cretaceous
Cambrian GT Fm.
Himalaya granite
Gold ore body
Age of granite intrusion
Devonian
Cambrian NJH Fm.
Yanshan granite
Gold-bearing siliceous breccia
Cambrian SS Fm.
Carbonaceous shale Marl sandstone Graywacke
Albite porphyre
Fault

Schematic Genetic Model For Gold-Silver Deposits Surround the Huaiji Basin, Guangdong Province (after the Geological Survey of China, 2004)

New Pacific Metals Corp.

TABLE OF VEIN CHARACTERISTICS - HNK PERMIT AREA

Vein 109 is shown in plan in Figure 8 on the following page

Vein No.	Controlling Tunnels	Au grade (g/t)			Thickness (m)	Length (m)	Striking (°)	Dipping (°)	Dipping angle (°)
		Highest	Lowest	Average					
V9	25 old tunnels	47.27	1.01	2.89	0.44	500	50～60	320～330	66～70
V11	QD48, QD446, QD245	5.49	5.19	5.38	0.57	90	30～50	300～320	48
V12	QD630			3.58	0.60	90	45	315	
V101	LD40, LD42, LD44-4	7.65	1.32	3.37	0.20	180	40～70	310～340	86
V107	LD56			1.32	1.00	50	65	335	
V109	LD309, LD265	29.29	0.58	7.49	0.46	480	55～65	325～335	34～44
V14	LD9、D14、LD57、LD64	27.40	1.00	2.73	0.40	120	310	40	40
V108	LD121、LD122、LD123、LD199	3.74	1.05	1.86	0.72	140	310～330	220～240	85
V6	LD187、LD188	2.35	1.02	1.58	0.80	210	290～315	200～225	64～70
V17	LD44-6、LD45	4.59	1.81	2.59	0.38	140	80～90	170～190	45
V17-1	LD99	4.85	1.07	1.70	0.69	120	80～90	350～360	
V18	11old tunnels	29.40	1.01	4.25	0.31	840	20～50	290～320	40～50
V100						130	5	265	65
V2						150	355		
V4	LD128	2.94	1.15	1.55	0.73	110	0～15	270～285	59～80

FIGURE 8. PLAN OF VEIN 109 IN ADIT # 309


V109 - Adit309
N
0.14m@13.05g/t Au, 1110.00g/t Ag
6.16% Pb, 6.09% Zn
0.40m@5.37g/t Au, 218.00g/t Ag
0.33% Pb, 7.87% Zn
1.85m@0.62g/t Au, 9.09g/t Ag
0.07% Pb, 0.04% Zn
1.00m@0.31g/t Au, 32.94g/t Ag
0.12% Pb, 0.27% Zn
0.10m@7.47g/t Au, 62.1g/t Ag
1.50m@10.23g/t Au, 931.03g/t Ag
2.64% Pb, 1.51% Zn
1.40m@8.87g/t Au, 152.57g/t Ag
0.41% Pb, 1.10% Zn
0.10m@13.80g/t Au, 403.00g/t Ag
5.02% Pb, 6.39% Zn
1.00m@0.17g/t Au, 33.28g/t Ag
0.05% Pb, 0.04% Zn
0.20m@3.50g/t Au, 253.00g/t Ag
1.04% Pb, 1.07% Zn
SCALE
0
5m
10m
New Pacific Metals Corp.
HNK PROJECT
GUANGDONG CHINA
V109 - Adit309
Drafted by Bei
September 2007

Assay Results

Sample No	Length(m)	Au(g/t)	Ag(g/t)	Pb(%)	Zn(%)
H1278	1.00	0.07	4.76	0.02	0.03
H1279	0.10	7.74	62.10	0.06	0.2
H1280	0.40	5.37	218.00	0.33	7.87
H1281	0.30	1.01	44.90	0.08	0.32
H1282	0.40	24.30	290.00	1.15	1.79
H1283	1.00	2.50	92.60	0.11	0.42
H1284	1.00	0.90	16.20	0.08	0.5
H1285	0.75	0.58	21.20	0.07	0.11
H1286	0.10	13.80	403.00	5.02	6.39
H1287	1.20	0.68	38.20	0.16	0.2
H1288	0.20	0.58	133.00	0.17	9.06
H1289	0.80	0.10	15.00	0.03	0.03
H1290	0.20	0.55	36.30	0.06	0.32
H1291	0.80	0.25	33.60	0.14	0.11
H1292	0.20	3.50	253.00	1.04	1.07
H1293	1.20	0.47	7.27	0.03	0.04

Assay Results

Sample No	Length(m)	Au(g/t)	Ag(g/t)	Pb(%)	Zn(%)
H1260	0.70	<0.10	8.72		
H1261	0.14	13.05	1110.00		
H1262	0.40	<0.10	<5.0		
H1263	0.65	0.27	22.50		
H1264	0.20	0.46	16.90		
H1265	0.40	<0.10	<5.0		
H1266	0.40	<0.10	8.91		
H1267	0.70	9.66	1055.50	5.66	2.05
H1268	0.75	0.42	41.15	0.23	0.08
H1269	0.50	29.29	2705.00	7.74	4.41
H1270	1.00	0.70	44.06	0.09	0.07
H1271	0.50	0.51	33.60	0.04	0.07
H1272	0.80	2.93	142.00	0.11	0.06
H1273	0.50	0.19	<5.0		
H1274	0.60	0.10	<5.0		
H1275	1.00	0.12	7.24		

G. Exploration

The exploration work on the property is carried out by Yunnan Jin Chang Jiang Mining Co. Ltd., a wholly owned subsidiary of the Company and is directly supervised by Mr. Jigui Sun (BA & M.S., Geology), the General Manager of Jin Chang Jiang and by Dr. Rui Feng (Ph.D., Geology), Director of New Pacific.

New Pacific's geological exploration work has been carried out from the beginning of 2007 to the present. Locating, mapping and sampling of the numerous old mining tunnels was started in the east part of the permit area. This work was followed up by an Induced Polarization (IP) survey, and diamond (core) drilling. Soil geochemical surveys were completed in the western part of this permit area. Major completed exploration programs are shown in the followed table.

Major Exploration Programs Completed by New Pacific

Item	Unit	Quantity
Soil geochemical survey at a scale of 1:25000	Km^2	35.6
IP survey at a scale of 1:10000	Km^2	9.65
Soil sampling at profiles	No.	Not available
Mapping of old tunnels	m	5,600 m
Trenching	m	640
Chip sampling	No.	55 tunnels
Diamond core drilling	m	5,121.23
Sawing core sampling	No	All core

The current progress on the Huaiji Project was reported in the Company's news release on April 7, 2008. In summary, the Company's drill program has focused on defining and delineating a number of veins (including V9, V18 and V11) within the extensive soil geochemical anomaly extending more than 2 kilometres by 2 kilometres wide. The V9 vein in particular has been traced on surface by more than 26 old mining tunnels for over 1,500 metres (m). To date, 19 holes have been drilled for a total of 5,523m. Assay results for ten holes have been reported in previous news releases.

The most significant results are from drill hole ZK0003, which not only intercepted V9 vein at 278m, but also intersected a new zone – the R1 vein - at 92.07m down hole. The V9 intercept returned a 1.94m interval grading 46.06 gram per tonne (g/t) gold, with visible gold grains observed in the core sample. The new R1 interception returned a 32.31m interval (from 92.07m to 124.38m) grading 14.5 g/t gold. This extensive interval also include a weighted average grade of 55.05 g/t over 8.13m (from 92.07m to 100.2m), within which are higher grade zones grading 99.91 g/t over 4.43m from 92.07m to 96.5m, and 161.95 g/t over 2.68m from 92.37 to 95.05m with visible gold grains observed in core sample.

Tunnel Sampling

During the last several months, New Pacific geologists have mapped and sampled a total of 166 old tunnels with a combined length of about 5,600 meters. Among the 166 old tunnels, samples from 55 tunnels have assayed gold values. In total, 15 gold-bearing veins ranging in lengths from 100 m to about 1,000 m and widths of 0.1 m to 1.5 m have been identified within a northeasterly elongated area of about 5 by 2.5 kilometres. Significant grade results (among others of lower value) include:

- 0.3 m grading 9.93 g/t gold for V9 vein from tunnel LD22,
- 0.35 m grading 23 g/t gold and 16 g/t silver for V9 vein from tunnel LD133,
- 0.5 m grading 29.29 g/t gold, 2705 g/t silver, 7.74% lead and 4.41% Zinc for Vein V109 from tunnel LD309,

- 0.7 m grading 9.66 g/t gold, 1055 g/t silver, 5.66% lead and 2.05% Zinc for V109 vein from tunnel LD309

A complete table of tunnel assays is included in an appendix to the Huaiji Technical Report.

IP Surveys (Figure 9)

Within the area, an IP geophysical survey has also been completed and six of the IP geophysical anomalies overlap with the known gold-bearing veins. In general the IP survey has not been useful in defining the vein mineralization.

FIGURE 9. PLAN OF IP SURVEY AT HNK


IP Survey on HNK Project
and Drill Hole Locations
N
ZK11801
V109
ZK11901
ZK1201
ZK5201
ZK2001
ZK0001
ZK3101
V9
V18
Legend
Completed drill hole
Designed drill hole
Contour areas of induced polarizability (IP) anomaly
New Pacific Metals Corp.
HNK PROJECT
GUANGDONG CHINA
IP Survey on HNK Project
Drafted by Bei
October 2007
SCALE
0
500m
1000m

Geochemistry (Figures 10, 11)

The two permits for the property cover two extensive gold, silver, and antimony stream sedimentary geochemical anomalies that were revealed by 1 to 200,000 and 1 to 50,000 scale geochemical surveys performed by the Guangdong branch of the Geological Survey of China.

Soil geochemistry at the HNK Property is shown in a plan below.

FIGURE 10. IP SURVEY AND GOLD GEOCHEMICAL ANOMALIES IN SOIL
(Eastern Area Only)


HNK Intergrated Geological Map
Legend
Ore Vein and Attitude
Borehole Hitting the Mineralization
High IP anomaly
Soil Geochemical Anomaly
Scale
0 250 500m
New Pacific Metals Corp.
HNK Working Group of Huiji Project
HNK Integrated Geological Map
ZK11802
ZK12801
ZK11901
ZK11902
V109
ZK2001
ZK0001
ZK0002
ZK3101
2646000N
2645000N
2644000N
2643000N

FIGURE 11. GEOCHEMICAL ANOMALIES AT HNK



HNK Exploration Permit
(56.53 sq km)
West Area
East Area
44000 mE
46000 mE
48000 mE
50000 mE
52000 mE
6000 mN
4000 mN
2000 mN
V108
V9
V10
SCALE
0
1
2km
Legend
Cambrian Sediments
Jurassic Granite
Gold anomaly
Sivler anomaly
Arsenic anomaly
Lead anomaly
Mineralized zone
Completed drill hole
New Pacific Metals Corp.
HNK PROJECT
GUANGDONG, CHINA
HNK Geochem Anomaly Map

Page 166

Drilling (Figure 12)

Currently, New Pacific has completed 19 drill holes totalling 5121 meters as tabulated below.

Veins V9, V18, and V109 are the most important among the 15 or more veins and are the subject of the first phase drilling program to test their depth extension.

DRILL DATA

Huaiji Project HNK Property Guangzhou Province PRC

DRILL HOLE	EASTING	NORTHING	ELEV.	AZIMUTH	DIP	DEPTH	VEIN TARGET
No.	meters	meters	meters	degrees	degrees	meters	
ZK2001	2644713.44	37650408.94	377.12	154	50	327.7	V9 vein
ZK3101	2644624.28	37650239.33	417.28	154	45	478.55	V9 vein
ZK0001	2644472.94	37649949.58	293.51	154	64	292.65	V9 vein
ZK2002	2644711.82	37650409.11	384.13	154	64	321	V9 vein
ZK0002	2644622.4	37650237.16	415.29	154	50	455.54	V9 vein
ZK0003	2644350.21	37650366.31	266.06	334	45	303.4	V9 vein
ZK1001	2644651.29	37650325.31	425.14	154	56	227.9	V9 vein
ZK3001	2644748.88	37650524.16	350.53	154	45	259.1	V9 vein
ZK1501	2644516.31	37650073.71	308.31	154	50	270.45	V9 vein
ZK11901	2645447.27	37651371.64	506.71	153	65	246.8	V109 vein
ZK11902	2645399.86	37651414.9	517.64	162	75	129.6	V109 vein
ZK11801	2645488.17	37651483.87	442.78	130	53	130.4	V109 vein
ZK11802	2645488.3	37651482.11	442.9	310	72	318.2	V109 vein
ZK12801	2645549.89	37651645.59	359.58	162	45	75.7	V109 vein
ZK5501	2644102.73	37649875.66	213.64	244	85	151.4	V18 vein
ZK5502	2644184.72	37649804.77	213.22	150	52	257	V18 vein
ZK0004	2644350.21	37650366.31	262.06	158	45	401.59	V18 vein
ZK1401	2645106.77	37650178.16	486.86	135	55	217.37	IP anomaly
ZK2302	2644173.88	37650189.39	194.12	128	60	256.97	Vein LD 216
TOTALS	**19**	**drill holes**				**5121.32**	**meters**

Data from New Pacific

Hole ZK2001 intercepted V9 vein from 177.9 m to 181.9 m (4 m of interval with a true width of 2.82 m) grading 4.32 g/t gold.

FIGURE 12. LOCATION OF DRILL HOLES AT HNK PROPERTY



ZK1001
0.5m@32.5g/t Au
ZK11801
1.09m@11.07g/t Au, 331g/t Ag,
2.25% Pb, 4.50% Zn
ZK12801
0.52m@2.29g/t Au
ZK0002
1.23m@10.5g/t Au
ZK11802
0.98m@1.58g/t Au
0.50m@1.35g/t Au
ZK0001
3.1m@13.55g/t Au
ZK1401
ZK11901
V109
ZK2001
4.00m@4.04g/t Au
ZK1501
3.5m@1.10g/t Au
ZK3001
0.3m@9.08g/t Au
ZK11902
0.41m@5.9g/t Au, 341g/t Ag,
2.52% Pb, 0.99% Zn
0.13m@1.45g/t Au
5000 mN
ZK3101
4.93m@0.40g/t Au
2.67m@0.81g/t Au
1.10m@1.20g/t Au
ZK2002
ZK7001
V9
ZK4201
ZK2003
ZK5502
ZK4401
ZK7002
ZK1601
ZK9501
ZK3401
ZK5002
ZK5501
V18
4000 mN
ZK0008
ZK2302
ZK0003
8.13m@55.05g/t Au
1.94m@46.06g/t Au
ZK0004
0.20m@21.30g/t Au, 40.30g/t Ag
1.17% Pb, 7.84% Zn
Legend
Cambrian
Shale, siltstone and quartzite
Sandstone, siltstone layered with shale
Siltstone, sandstone, shale and slate
Siltstone layered with shale
Diorite porphyry
Quartz vein
Gold anomaly
Completed drill hole
Other drill holes
Proposed drill holes and drilling directions
Mineralized zone
Road
SCALE
0
400
800m
New Pacific Metals Corp.
HNK PROJECT
GUANGDONG, CHINA
Drill Hole Locations
Drafted by Zhihuan and Bei
April 2008

To date 19 holes have been drilled for a total of 5,121.23 meters. Figure 12 indicates locations of the drill holes and the following table outlines the orientation of each hole and the depth of each hole. Nine drill holes targeted vein V9, five holes targeted V109, three holes targeted V18 and two others tested an IP target and another target.

Drill hole ZK 0001 intercepted V9 with a grade of 13.5 grams per ton gold (g/t) over 3.1 meter (m) interval from 272.2 m to 275.3 m, including 1.45 m interval grading 28.31 g/t gold. The true width of the vein is undetermined at this time. In addition, the hole also intersected a low gold grade zone of 0.32 g/t over 7.0 m from 194.65m to 201.65 m.

The second drill hole ZK3101 located 320 m southwest of ZK0001 intersected an 8.0 m wide zone (vein V18) of low gold grade of 0.39 g/t from 262.60 m to 270.60 m.

Drill hole ZK 2001 intersected 4.32 g/t gold over 4.0 m interval as reported in a press release dated September 18, 2007), is located 200 m northeast of the drill hole ZK0001. This drill interception of ZK2001 is now also believed to be vein V18. Accordingly, these three holes have all intercepted Vein V18 over a distance of 520 m along the strike of the Vein V18. Based on these encouraging drill results, a second drill rig was contracted and brought to the site to expedite drilling on veins V18, V9 and V109.

Drill hole ZK 11801 was planned to test the depth extension of the V109 vein and intersected the V109 from 50.49 meters to 51.60 meters with an interval of 1.11 meters (close to true thickness) of primary mineralization grading 11.07 grams per tonne (g/t) gold, 331 (g/t) silver, 2.25% lead and 4.5% zinc.

Drill hole ZK 11802 was drilled at the same location, but at a steeper angle, intersected the same zone suggesting the vein dips gently and extends to depth. Visible galena and sphalerite was observed.

The third drill hole, ZK 11901 stepping out approximately 200 meters southwest of ZK 11801, also intercepted visible galena and sphalerite mineralization of Vein V109. Assay results from these two holes are pending.

ZK 0003: The most significant results are from drill hole ZK0003, which not only intercepted V9 vein at 278m, but also intersected a new zone – the R1 vein - at 92.07m down hole. The V9 intercept returned a 1.94 m interval grading 46.06 gram per tonne (g/t) gold, with visible gold grains observed in the core sample. The new R1 interception returned a 32.31 m interval (from 92.07m to 124.38m) grading 14.5 g/t gold. This extensive interval also include a weighted average grade of 55.05 g/t over 8.13m (from 92.07m to 100.2m), within which are higher grade zones grading 99.91 g/t over 4.43m from 92.07m to 96.5m, and 161.95 g/t over 2.68m from 92.37 to 95.05m with visible gold grains observed in core sample.

FIGURE 13. CROSS SECTION OF DRILL HOLES ZK 0001-ZK 0002 ZK 0003 AND ZK 0004


Cross Section on Line 0
334°
ZK0001
ZK0002
400m
300m
200m
100m
0m
V9
8.13m@55.05 g/tAu
ZK0003
ZK0004
1.23m@10.50g/tAu
3.1m@13.55g/tAu
ZK0001
1.94m@46.06g/tAu
ZK0003
ZK0002
Intrusive
154°
V17
V101
0.20m@
21.30g/tAu
40.30 g/t Ag
1.17% Pb
7.84% Zn
ZK0004
4600m
4400m
4200m
4000m
Legend
Fragmented rock
Sandstone
Slate
Granodiorite
Diorite
Breccia
ZK2001
Drill hole
Mineralized vein
SCALE
0 50m 100m
New Pacific Metals Corp.
HNK PROJECT
GUANGDONG CHINA
Cross Section on Line 0
Drafted by Zhihuan
March 2008

Page 170

FIGURE 14. DRILL SECTION LINE 20, ZK 20 01



Cross Section on Line 20
334°
154°
ZK2001
V109
PROPOSED HOLES
Fault
V107
4.00m@4.04g/tAu
300m
200m
100m
Legend
Diorite
Mineralized vein
Drill hole
Slate
SCALE
0
50m
100m
New Pacific Metals Corp.
HNK PROJECT
GUANGDONG CHINA
Cross Section on Line 20
Drafted by Bei September 2007

DRILL HOLE RESULTS FOR VEINS V9, R1, V18 AND NEW VEIN

Drill Hole		From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Comment
ZK 1501		241.95	245.45	3.5	1.1				V9 Vein
ZK 0003		278.26	280.2	1.94	46.06				V9 Vein
		211.4	214.4	3	6.06				V9 Vein
ZK 1001	including	213.9	214.4	0.5	32.5				V9 Vein
ZK 1002		297.59	298.49	0.9 0	4.11				V9 Vein
ZK 3001		1 39.65	139.95	0.3	9.08				V9 Vein
		39. 71	41.55	1. 84	0. 73				new vein
		92.07	124. 20	32. 13	14.33				R1 vein
	including	92.07	100.2	8.13	55.05				R1 vein
	or including	92.07	96.5	4.43	99.91				R1 vein
	or including	92.37	95.05	2.68	161.95				R1 vein
		185.7	185.86	0.16	4.36				New vein
		221.23	223.72	2.49	1.02				New vein
ZK 0003		271.6	272.87	1.27	1.1				New vein
ZK 0003-1		28	29.44	1.44	1.74				New vein
	including	29.1	29.44	0.34	5.92		7.93	3.15	New vein
ZK0003-1 is abandoned at 41.80 m depth									
		173.62	174.12	0.5	0.86				New vein
		292.28	293.92	1.64	1.8				New vein
ZK 1002		324.14	324.73	0.59	3.41				New Vein
		59.3	60.5	1.2	0.78	19.55	0.22	0.31	V18 Vein
		64.5	65.66	1.16	0.64				new vein
ZK 5501		66.98	68.68	1.7	1.07				new vein
ZK 5502		205.65	206.81	1.16	0.92				new vein
ZK 0004		253.09	253.29	0.2	21.3	40.3	1.17	7.84	V11 Vein

Note: the hole numbers refer to Grid Lines and Hole Numbers, i.e. ZK 5501 is hole 1 on line 55

FIGURE 15. CROSS SECTION OF VEIN V9 UNDERGROUND WORKINGS


Longitudinal Projection of V9 Vein
64°
244°
300 m
200 m
100 m
0 m
-100 m
Ventilation shaft
PD260
PD220
CM7
CM0
CM10
CM20
CM30
CM40
CM50
ZK0002
ZK1001
ZK2001
ZK3001
ZK4001
ZCM180
ZK0001
ZK2002
ZK2004
ZK0702
ZK0003
ZK1004
ZK0703
ZK0006
SCALE
0
50m
100m
Legend
New Pacific Metals Corp.
HNK PROJECT
GUANGDONG CHINA
Longitudinal Projection
of V9 Vein
Drafted by Zhihuan
April 2008

Page 173

V9 Vein

Nine drill holes have intercepted V9 vein over 500 m along its strike from the southwest (drill hole ZK1501) to northeast (drill hole ZK3001), and approximately 280 m down dip as indicated by drill hole ZK0003. The most noted drill cross section, Line Zero Section, has demonstrated V9 vein's continuity down dip: drill hole ZK0002 intercepted 10.5 g/t gold over 1.23 m at elevation 250 m, drill hole ZK0001 intercepted 13.5 g/t gold over 3.1 m at elevation 180 m and the drill hole ZK0003 intercepted 46.06 g/t gold over 1.94 m at elevation 80 m; with grades being progressively higher with depth.

The mineralization of V9 occurs in thick bedded sandstone and quartz sandstone of the upper part of 2nd section of Cambrian Shuishi Formation. The mineralization occurs as grey coloured silicification associated with arsenopyrite, pyrite, sphalerite and pyrrhotite is smoky grey, fine grained dotted shaped and veinlet shaped. A core sample from the high grade interval of hole ZK0001 was examined by thin section under microscope. The petrographic study reveals the main sulfide minerals are arsenopyrite, pyrite, sphalerite and pyrrhotite. Extensive native visible gold was observed in the thin section under the microscope with most gold grains being micro-fine.

R1 Vein

The newly discovered R1 vein is located adjacent to a small granodioritic stock with a northeast extension and is located at about 120 m to the southeast of V9 vein. The extension and dipping direction of the R1 vein is not yet determined. R1 vein has shown different features of alteration and gold mineralization from those of the V9 vein.

The silicification associated with minor arsenopyrite and pyrite in R1 vein is much more intensive and wide. In comparison to the V9 vein, the silicification in R1 vein is overprinted by one more structure featured with preferred cataclastic pathways (brittle-ductile deformation) that is cemented by arsenopyrite and pyrite fine vein lets. Fine grains of visible gold seem to be associated with the cementing arsenopyrite and pyrite vein lets.

Other veins

In addition to V9 and R1 veins, many new veins have been discovered by these nine drill holes (see Table [1]). However, at this early stage of the drilling program, their sizes, extensions and dipping directions are unclear.

Verification of Native Gold Assay

After visible gold grains were recorded in core descriptions and high gold assay results were received from drill hole ZK 0003, Michael Hibbitts, B.Sc (Geology), B.Ed, P.Geo, VP Exploration of Silvercorp Metals Corp., was engaged by the Company to visit the HNK property and the drill site to independently verify the gold assay results. After careful observation of the core sample, Mr. Hibbitts decided to resample H4645 core sample. A quarter-cut sample of H4645 with a 0.30m interval (from 93.50 to 93.80m drill depth) weighing 0.34 Kg was carefully sawed with Mr. Hibbitts on site, with Mr. Hibbitts delivering the sample personally to ALS Chemex Laboratories in Guangzhou City, China for assay verification. A comparison of the quarter-cut sample by Mr. Hibbitts and the original half-cut sample by New Pacific's field geologist is listed in the table below:

From (m)	To (m)	Interval (m)	Assay Au (g/t)	Person Sampled
93.50	93.80	0.30	120.50	Field Geologist
93.50	93.80	0.30	286.00	Mr. Hibbitts

Based on these results, Mr. Hibbitts' sample result has confirmed New Pacific's field geologist's sampling.

The exploration work is carried out by the Company's wholly owned subsidiary, Yunnan Jin Chang Jiang Mining Co. Ltd., and is directly supervised by Mr. Jigui Sun (B.A. & M.Sc., Geology), the General Manager of Jin Chang Jiang and by Dr. Rui Feng (Ph.D., Geology), President of New Pacific Metals.

The XSK Property (Figure 16)

The XSK property is a separate concession which is accessed from a different road system from the city of Nanjie and is approximately 10 kilometres west of the HNK permit. The geology is similar to that of HNK, with Cambrian sediments forming the host for numerous lensoid quartz veins, many of which have been explored by short tunnels. Mining history of the area is largely undocumented with the work having been done by artisanal miners.

Outcropping strata at XSK include the Cambrian N*iujiaohe Formation* (∈n), *Gaotan Formation* (∈g), and *Shuishi Formation* (∈s). In some areas, the Middle-Devonian *Yujiang Formation* and Cretaceous strata were found. Quaternary materials mainly exist along the river, in the basin between mountains, and in the cultivated areas. In the permit area, Cambrian the Gaotan Formation consists of interlayered fine-grained quartz sandstone and carbonaceous shale. Lenticular units of limestone and dolostone are interbedded in some areas.

The XSK area is characterized by monoclinal strata. Small folds exist in some sections. Fault structures trend mainly in the northeast but some faults also have a northwest trend. Gold mineralization mainly exists in the northwest and close to east-west direction structures.

There do not appear to be any igneous Intrusions in the area. Only in some areas were vein rocks exposed; elsewhere vegetative and soil cover exists which masks the structures.

Because of the thick forest cover, it is inconvenient to carry out meaningful surface geological work. For this reason the main prospecting method will be mainly exploratory drilling of the known structures.

An old abandoned mining tunnel running about 200 m in length within the XSK permit was visited by New Pacific geologists. A gold mineralization zone, accompanied with strong deformation, silicification, iron staining and sericitization, was observed at the end of the tunnel. The assay results from three continuous chip samples along the mined out area of the tunnel are

- 2.85g/t Au over 2.00 m,
- 0.80g/t Au over 2.00 m, and
- 1.46g/t Au over 2.02 m

This gives an average of 1.7 g/t Au over 6.02 m. From another branch tunnel nearby, one sample returned 5.21g/t Au over 1.8 m from the roof of the tunnel. Numerous other old adits in the area have not yet been examined.

The author of the Huaiji Technical Report examined a number of old tunnels and workings, of which there are perhaps hundreds on the XSK property. These tunnels explored very lensy quartz veins with variable amounts of quartz, pyrite and base metal sulphides. In general, the veins are too irregular and lensy to provide any significant deposit that would be of interest to New Pacific, and little work has been done on this permit.

As a result of the success on HNK property, additional work is planned at the XSK property. This will necessarily be done from a different camp as the properties are quite distant by road.

FIGURE 16. GEOLOGY OF XSK AREA



广东省怀集县相思坑(XSK)综合地质图
ZK001
V1
ZK002
V_2

Page 176

H. Sampling Method and Approach

The Company has implemented a quality control program to ensure best practice in sampling and analysis of the tunnel and drill hole samples. Mapping of the old tunnels and compilation for the cores from boreholes are carried out by the trained geologists. Samples taken in the tunnels are continuously chipped approximately vertical to the veins by the geologist in charge of sampling.

Drill cores are halved by diamond saw to provide two parts, one is prepared for analysis and another is archived in the core house for future reference if required.

I. Sample Preparation, Analyses and Security

All samples are shipped directly in security sealed bags to the certified laboratory, the Testing Centre of Southwest Metallurgical Geology in Chengdu. This laboratory is certified by the China Bureau of Quality Control and Quality Assurance.

In the laboratory, samples are dried, crushed, split, pulverized to 200 mesh, and then assayed according the standardized ICP/AA program. In order to verify the assay results from the Testing Centre of Southwest Metallurgical Geology, 188 duplicates of the samples more than 0.2 g/t in gold were re-analyzed using the fire assay of Au-AA23/25 in ALS Chemex North Vancouver. The results returned from the Testing Centre of Southwest Metallurgical Geology in Chengdu have more variability than those analyzed by ALS Chemex, but in general, apart from a few samples, can be correlated reasonably well. The results are listed in an appendix to the Huaiji Technical Report.

The author of the Huaiji Technical Report concludes that for exploration purposes, the Chinese laboratory can be used, subject to periodic and random sample checks, particularly of the higher values. If a mineralized body of significant size or grade were discovered or explored, it would be recommended to assay the samples using a Canadian laboratory.

Quality Control

The Company maintains a quality control program to ensure best practice in sampling and analysis of the samples. All samples are shipped directly in security bags to ALS Chemex (Guangzhou) Co. Ltd., a certified laboratory by China Bureau of Quality Control and Quality Assurance. In the laboratory, samples are dried, crushed, split, pulverized to 200 mesh, and then assayed using a standard 30 g nominal sample weight gold by fire assay with AAS finish. According to ALS Chemex, a prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents are required, inquarted with gold –free silver and then cupelled to yield a precious metal bead. The bead is digested in dilute nitric acid in the microwave oven, and then concentrated hydrochloric acid is added and the bead is further digested in the microwave at a low power setting. The digested solution is cooled, diluted with de-mineralized water and analyzed by atomic absorption spectroscopy against matrix-matched standards.

J. Data Verification

The author of the Huaiji Technical Report did not take any verification samples at the time of his visit as most of the tunnels had yet to be checked for safety, and no mineralized zones were exposed which were thought to be representative.

The author of the Huaiji Technical Report found that base-metal mineralization was present in narrow quartz veins. The property was at a very preliminary stage of exploration as a grass-roots prospect and no major vein system had at that time been discovered that would provide a long-term target for advanced work. The author of the Huaiji Technical Report did not doubt the presence of mineralization, and subsequent drilling has provided samples which are believed to be representative.

K. Adjacent Properties

The Huaiji Technical Report does not include any specific information regarding any adjacent properties. There are no claim maps as such in China, and information about properties is not generally forthcoming, except when the properties are explored by Canadian, Australian or US based public companies.

Elsewhere in Guangdong province other companies are exploring gold and silver properties.

L. Mineral Processing and Metallurgical Testing

The Company has not undertaken any mineral processing or metallurgical tests, and, as its properties are at an early stage of exploration, none is warranted at this time.

M. Mineral Resource and Mineral Reserve Estimates

There is no Current or Historical Mineral Resources on the properties, which are at a grass-roots level of exploration.

N. Other Relevant Data and Information

The Company is not aware of any environmental or social issues attached to the Company's properties at this time which would affect exploration or development. It is reasonable to expect normal environmental provisions attached to any mining tenement. Illegal mining activity occurs on most gold properties in China, but is occasionally stopped by government intervention.

O. Interpretation and Conclusions

Initial inspection of the HNK property and also the XSK property revealed numerous old underground workings and veins appeared to be erratic and lensy.

However drilling of some of the better vein showings has resulted in discovery of one or more high grade mineralized zones or "Shoots" such as in DDH ZK 0003 on Vein V9 and new zone or cataclasite called R1.

While initial examination of the XSK property was not encouraging, only one small zone appeared to have been mined at any important scale, the success at HNK suggests that a small exploration program is worthwhile.

P. Recommendations

The program of work recommended by the Huaiji Technical Report on the HNK property includes:

- to further evaluate R1 vein and V9 vein;
- to explore V11 vein;
- to verify other soil geochemical anomalies;
- to continue closer-space tracing V9 vein;
- to focus on exploring R1 vein; and
- to initiate underground access for the V9 vein and R1 veins.

Now that high grade gold values have been found on vein V9 at the HNK property, at least ten additional drill holes are suggested to follow up on these high grade results. The focus will be:

- continued drilling on the V9 further down dip and along the strike, aimed at defining continuous gold mineralization;
- if the mineralization can be traced, attempt to define resources for V9 vein; and
- drilling on the newly discovered, much wider and higher grade R1 in the same general area.

Consideration of an underground tunnelling program with a horizontal adit and a declined shaft to explore the high grade R1 vein at elevation 220m is recommended.

In China at present, it is often practical to explore this type of deposit with exploratory underground workings rather than extended drill programs. This will require obtaining a permit to use explosives for the underground workings. Opening up the zone underground will allow a better understanding of the mineralized zones. Furthermore, from underground, drilling will be possible to define the geometry and true widths of the zones which may be encountered.

At the XSK property, where a large number of similar shallow shafts, pits and adits are known, additional mapping sampling and test drilling is recommended, to explore for veins or cataclastic zones similar to those found at HNK.

At the XSK property, a small mapping and sampling program, followed by 5 relatively short holes on the better prospects is recommended. The proposed drill holes are shown in the table below and the proposed underground access and cross cuts in a level plan.

PROPOSED DRILLING AT HNK PROPERTY
Phase I - 2008 Program

Ref No.	Drill hole No	Hole depth (m)	Dip angle	Azimuth	Comments
1	ZK2003	400	45°	240°	Reconnaissance hole, to investigate the NW trending ore veins in HNK and verify geochemical anomaly, and to explore the attitude and deep mineralization of R1 ore vein.
2	ZK0701	150	45°	60°	To verify the attitude and the mineralization situation of R1 vein. Ore was predicted to be intercepted at 80 m.
3	ZK1601	400	45°	334°	To trace deep part of V9 vein and look for hidden ore bodies at the same time
4	ZK0702	400	45°	334°	To trace deep part of V9 vein and look for hidden ore bodies at the same time
5	ZK0601	400	45°	240°	To trace the deep mineralization of R1 vein
6	ZK1502	350	45°	334°	To explore deep area of V9 vein and look for hidden ore bodies at the same time
7	ZK3401	300	45°	250°	To explore V18 vein and look for hidden ore bodies at the same time
8	ZK0008	400	45°	334°	To verify geochemical anomaly and look for hidden ore bodies at the same time
9	ZK9501	400	45°	73°	To explore V108 vein and verify geochemical anomaly
10	ZK4201	400	50°	334°	To trace deep part of V9 vein and explore hidden ore bodies at the same time
11	ZK4401	400	45°	154°	To explore V11 vein and verify geochemical anomaly
12	ZK5002	400	45°	334°	To explore V11 vein and verify geochemical anomaly
13	ZK7001	300	45°	154°	To explore V11 vein and verify geochemical anomaly
14	ZK7002	300	45°	334°	To explore V11 vein and verify geochemical anomaly
Total	14 holes	5000			

These drill holes are shown in Figure 15 on page 40 of the Huaiji Technical Report and Figure 17 following.

The holes eventually drilled may vary slightly from the above table, depending on many factors, and ultimate drill hole location will be determined by the supervising geologist in the field.

The preliminarily designed drilling program at XSK is for 1000 meters in a number of short drill holes.

At Vein V1 area, a gold-bearing silicified fracture zone averages 5.16 g/t gold with average thickness of 2.00 meters and maximum grade 14.72 g/t gold over a narrower thickness 0.6 meters.

Two drill holes (same location, different dip angle) were designed, both from the same drilling location: X=2632804, Y=37622325, H=325 m.

1. ZK001: dip 45°, azimuth 180°, depth 150 m. Gold-bearing silicified fracture zone is expected to be intercepted at 130-140 m.

2. ZK003: Whether to drill this hole depends on the intercepted mineralization by ZK001. The purpose is to trace the ore vein for an inclined depth of 100 m.

At vein V2 a gold-bearing silicified fracture zone has average grade 4.35 g/t gold over a thickness of 3.40 meters. Two drill holes are planned from the same location, (with different dips).

Drill location: X=2631788, Y=37620968, H=320 m。

1. ZK 002: dip 45°, azimuth 195°, depth 250 m. Silicified fracture zone is expected to be intercepted at 230 m.

2. ZK 004: Whether to drill this hole depends on the intercepted mineralization in ZK 001. The purpose is to trace the ore vein for an inclined depth of 100 m.

The cost of this program (mainly drilling) is estimated to be about 1,000,000 RMB. (approx $150,000). Drilling was started on about May 1, 2008.

The Figure 18 below showing proposed mine development is diagrammatic only and the actual underground plan may vary, depending on a number of factors including local rock conditions.

Figure 19 is not completely legible but is not available at present at an adequate scale. A large map is available to interested parties.

FIGURE 17. PROPOSED DRILL HOLES AT HNK



ZK1001
0.5m@32.5g/t Au
ZK11801
1.09m@11.07g/t Au, 331g/t Ag,
2.25% Pb, 4.50% Zn
ZK12801
0.52m@2.29g/t Au
ZK0002
1.23m@10.5g/t Au
ZK11802
0.98m@1.58g/t Au
0.50m@1.35g/t Au
ZK0001
3.1m@13.55g/t Au
ZK1401
ZK11901
V109
ZK2001
4.00m@4.04g/t Au
ZK1501
3.5m@1.10g/t Au
ZK3001
0.3m@9.08g/t Au
ZK11902
0.41m@5.9g/t Au, 341g/t Ag,
2.52% Pb, 0.99% Zn
0.13m@1.45g/t Au
5000 mN
ZK3101
4.93m@0.40g/t Au
2.67m@0.81g/t Au
1.10m@1.20g/t Au
ZK2002
V9
ZK5502
ZK5501
V18
4000 mN
ZK2302
ZK0003
8.13m@55.05g/t Au
1.94m@46.06g/t Au
ZK0004
0.20m@21.30g/t Au, 40.30g/t Ag
1.17% Pb, 7.84% Zn
Legend
Cambrian
Shale, siltstone and quartize
Sandstone,siltstone layered with shale
Siltstone, sandstone, shale and slate
Siltstone layered with shale
Diorite porphyry
Quartz vein
Gold anomaly
Completed drill hole
Other drill holes
Proposed drill holes and drilling directions
Mineralized zone
Road
SCALE
0
400
800m
New Pacific Metals Corp.
HNK PROJECT
GUANGDONG, CHINA
Drill Hole Locations
Drafted by Zhihuan and Bei
April 2008

FIGURE 18. PLAN OF PROPOSED UNDERGROUND WORKINGS AT HNK

(Diagrammatic only, locations and extent may vary with local conditions)



SCHEMATIC UNDERGROUND
PLAN AT ADIT LEVEL
Proposed underground drifting
and cross-cutting
DRIFT
CROSS-CUTS
PORTAL
ACCESS ROADS

Page 182

FIGURE 19. PLAN OF XSK AREA WITH PROPOSED DRILL HOLES
[NTD: This map is not legible and is in Chinese, I would suggest removing]



广东省怀集县相思坑(XSK)综合地质图
ZK001
V1
ZK002
V2

Page 183

ITEM 6: DIVIDENDS

The Company has not paid dividends on its common shares since incorporation. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties. Payment of dividends in the future will be dependent on the earnings and financial condition of the Company and other factors which the directors may deem appropriate at that time.

ITEM 7: DESCRIPTION OF CAPITAL STRUCTURE

7.1 General Description of Capital Structure

The Company has an authorized capital of an unlimited number of common shares without par value, of which 31,825,988 common shares were issued and outstanding as fully paid and non-assessable as of June 30, 2009. A further 715,295 common shares have been reserved and allotted for issuance upon the due and proper exercise of certain incentive options outstanding as of June 30, 2009.

All of the common shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects. Each common share carries one vote per share at meetings of the shareholders of the Company. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. The common shares presently issued are not subject to any calls or assessments.

Under its Stock Option Plan, the Company may grant options to purchase up to 5,000,000 common shares to directors, officers, employees and consultants. As of June 30, 2009, the Company has granted options to purchase 4,284,705 common shares at exercise prices from $0.35 to $3.05 per share and terms ranging from three to five years, with the last options expiring on January 18, 2014. Of the options granted, 3,251,715 remain outstanding.

MARKET FOR SECURITIES

The Company's shares are listed on the TSX Venture Exchange under the symbol "NUX".

The following table provides the high, low, close prices and average volume for the Company's shares for the period indicated as traded on the TSX-V:

Year	Month	Max of <High>	Min of <Low>	Average of <Close>	Average of <Volume>
2008	7	2.88	2.09	2.25	10,800
	8	2.27	1.34	1.50	13,900
	9	1.42	0.55	0.95	13,700
	10	1.00	0.50	0.50	8,600
	11	0.88	0.30	0.43	10,400
	12	0.65	0.35	0.49	14,100
2009	1	1.26	0.46	1.26	13,300
	2	1.26	0.81	0.85	10,100
	3	1.00	0.66	0.90	7,500
	4	0.94	0.61	0.88	3,900
	5	0.94	0.71	0.79	3,700
	6	0.95	0.70	0.81	9,400

ITEM 8: ESCROWED SECURITIES

The Company has no securities currently held in escrow.

ITEM 9: DIRECTORS & OFFICERS

9.1 Name, Occupation and Security Holding

The following table sets out the names of the directors and officers, all offices in the Company each now holds, each person's principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of shares of the Company beneficially owned by each, directly and indirectly, or over which each exercised control or direction as at the date of this Annual Information Form.

Name, Position, Province & Country of Residence[1]	Principal Occupations During Last Five Years[1]	Date of Appointment As a Director	Shares Beneficially Owned or Controlled[1]
Dr. Rui Feng Director [2][3][4] British Columbia, Canada	Chairman, CEO and Director of Silvercorp Metals Inc. since September 2003, CEO and Director of Pacific Metals Inc. from August 2000 to December 2002; Director of the Canada China Business Council - BC Chapter Board, Vice President of Canada-China Business Association.	Since May 12, 2004	1,437,500
The Honourable Jack Austin Chairman and Director [2][3][4] British Columbia, Canada	Chairman and Director of the Company; Advisor to Stern Partners Inc. and Silvercorp Metals Inc., Honorary Professor and Senior Fellow at the Institute of Asian Research at the University of British Columbia; Minister in Prime Minister Paul Martin's government 2003 to 2006.	Since May 13, 2008	Nil
Joanne Yan Director[2][3][4] British Columbia, Canada	Director of Hanfeng Evergreen Inc. since June 2004; Director and President of Red Dragon Resources Corp. since June 2006; Director of Zongshen PEM Power Systems Inc. since July 2004; Director of Hanwei Energy Services Corp. since October 2005; Director, CEO & CFO of JYW Capital Corp. since May 2006; Director of Yalian Steel Corporation since August 2007.	Since November 10, 2003	312,500
Ludgero Duarte CEO, President and Director British Columbia, Canada	President of MTAX Mineral Limited Partnerships since 1996; President of Maxy Gold Corp. from November 2003 to June 2004; Director of Pacific Minerals Corp. from May 2000 to July 2003.	Since August 1, 2006	301,300
Shating Shen Director Guangdong China	Former General Manager, Investment Department of Guangdong Venture Capital Group Co.; Managing Partner of Yatchshare Capital Partners International Ltd. from December 2007 to April 2008; Manager, Investment Development Department of GD HJ Investment Holdings Co., Ltd. since December 2007.	Since March 26, 2008	Nil
Dr. Xianda Wang VP, Operations British Columbia, Canada	Vice President, Vega-Mingda Mining Company in China from June 2006 to June 2007; Vice President of Maxy Gold Corp. from April 2004 to May 2006; Project General Manager of Southwestern Resources Corp. from December 2002 to March 2004; Vice Dean of China University of	Since July 2, 2007	53,800

	Geosciences from June 1997 to August 2000.		
Maria Tang Interim CFO, British Columbia, Canada	Ms. Tang has five years audit experience, most recently with Ernst & Young LLP, where she focused on public company audits with China operations and was in charge of Sarbanes-Oxley audits for US public companies.	Since October 1, 2008	Nil
Flora Lo Corporate Secretary British Columbia, Canada	Compliance Coordinator of Silvercorp Metals Inc. since June 2006; Consultant of various companies from 2004 to 2006; In-house counsel for a global software company listed on Nasdaq in 2003; Solicitor in Hong Kong from 1997 to 2002.	Since June 1, 2006	15,000

(1) The information as to residence, principal occupation or employment and shares beneficially owned, directly or indirectly, or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.
(2) Denotes member of the Audit Committee.
(3) Denotes member of the Compensation Committee.
(4) Denotes member of the Corporate Governance and Nominating Committee.

As of the date hereof, all of the directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control over 2,120,100 common shares representing 6.65% of the Company's 31,904,988 common shares issued and outstanding as of the date hereof.

9.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No proposed director of the Company is, or within the 10 years prior to the date of this AIF, has been, a director, chief executive officer or chief financial officer of any company that while that person was acting in that capacity:

(a) was the subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b) was subject to an event that resulted, after the proposed director ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease trade or an order that denied the relevant company access to any exemption under securities legislation, for more than 30 consecutive days.

No proposed director of the Company is, or within the 10 years prior to the date of this AIF, has been, a director or executive officer of any company that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has individually, within the 10 years prior to this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

No proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The term of office of each of the directors expires at the next general meeting of shareholders.

9.3 Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring and exploiting natural resources properties. These associations to other public companies in the resource sector may give rise to conflicts of interest from time to time.

Under the laws of the Province of British Columbia, the directors and senior officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will disclose such interest in a contract or transaction and will abstain from voting on any resolution in respect of such contract or transaction. See also Item 4.3 "Risk Factors".

ITEM 10: AUDIT COMMITTEE

Audit Committee Charter

A copy of the Charter of the Audit Committee is attached hereto as Schedule "1". A description of the responsibilities, powers and operation of the committee can be found therein.

Composition of the Audit Committee

The current members of the Audit Committee are Dr. Rui Feng, Jack Austin and Joanne Yan. Jack Austin and Joanne Yan are considered independent pursuant to Multilateral Instrument 52-110 – Audit Committees ("MI 52-110"). Dr Rui Feng is not considered independent due to the fact that he is a consultant of the Company. All members of the Audit Committee are considered to be financially literate. The Audit Committee will be re-constituted after the Meeting.

Relevant Education and Experience

Dr Rui Feng, Director

Dr. Feng has been Chairman and Chief Executive Officer of Silvercorp Metals Inc. since September 3, 2003. Silvercorp was listed as BC's 2nd fastest growing publicly traded company by Vancouver Sun in 2007. Silvercorp is China's largest primary silver producer. Silvercorp is listed on the TSX Exchange under the symbol SVM and is a component of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

Dr. Feng has worked in the mineral resources industry as a geologist as well as an executive. He is an entrepreneur with extensive experience and track record in the successful exploration and acquisition mineral properties in China, and then turning them into profitable operations. Dr. Feng was the founder of several successful public listed companies in Canada over the last decades which made significant discoveries of mineral resources in China.

Dr. Feng obtained his Bachelor of Science and Master of Science degrees in Geology in China, and his Ph.D. in Geological Sciences from the University of Saskatchewan in Canada in 1992. He was awarded a Post Doctoral fellowship from National Engineering and Science Council of Canada from April 1992 to April 1993 to work as Research Scientist at the University of Montreal. From October 1993 to October 1994, Dr. Feng worked for the Institute of Sedimentary and Petroleum Geology of the Geological Survery of Canada in Calgary as research scientist.

Dr. Feng is a Director of the Canada China Business Council – BC Chapter Board, and Vice President of Canada China Business Association.

Jack Austin, Director

The Honourable Jack Austin, P.C., Q.C., B.A., LL.B., LL.M., Doc.Soc.Sci. (Hon), has over 40 years experience in law, business, finance, public service and politics. A graduate of the University of British Columbia in Economics and Law, and from Harvard Law School in International Trade Law, Mr. Austin has had a diversified and successful career. Mr. Austin has expertise in crosscultural communications and business development.

After serving as legal counsel to several senior mining companies, including Placer Dome and International Mineral Corporation, and to BC Hydro in the development of its Peace River and Columbia River power projects, Mr. Austin was President and CEO of two operating mining companies based in B.C. In May 1970, he was appointed Deputy Minister of Energy, Mines and Resources in Ottawa by Prime Minister Pierre Trudeau and served until May 1974 when he was appointed Prime Minister Trudeau's Chief of Staff. In August 1975, Mr. Austin was elevated to the Senate of Canada, representing British Columbia.

In 1981, Senator Austin was brought into the Federal Cabinet by Prime Minister Trudeau as Minister for Social Development; Minister for Expo 86; Minister for the Canada Development Investment Corporation (where he was responsible for projects such as Canadair; deHavilland; Eldorado; Nuclear; Uranium Canada; Fisheries Products; Massey Ferguson). On the election of Prime Minister Jean Chretien in early 1993, Senator Austin became President of the Canada China Business Council, serving until 2000, and as Deputy Chairman until entering the Martin Cabinet in 2003.

During his career, Senator Austin has served as an Adjunct Professor at the Faculty of Law at the University of British Columbia; President of the International Division of the Bank of British Columbia; President of Elite Insurance Company; President of Uranium Canada and a director of a number of public and private companies. Currently, he is an advisor to Stern Partners Inc., a private capital group based in Vancouver and holds an appointment as Honorary Professor and Senior Fellow at the Institute of Asian Research at the University of British Columbia.

Joanne Yan, Director

Ms Joanne Yan has over 15 years experience in advising and managing venture and growing companies and has played a significant role in the corporate financing and business development strategies between North American and Chinese companies. She has been a senior corporate executive and board member with a number of public companies in Canada.

External Auditor Services Fees

The Audit Committee has reviewed the nature and amount of the services provided by Deloitte & Touche LLP, Chartered Accountants to the Company to ensure auditor independence. Fees billed by external auditors for audit services in the last two fiscal years are outlined below:

Nature of Services	Year Ended June 30, 2009	Year Ended June 30, 2008
Audit Fees[1]	$50,000	$53,000
Audit-Related Fees[2]	Nil	Nil
Tax- Fees[3]	Nil	$8,000
All Other Fees[4]	1,200	Nil
Total	$51,200	$61,000

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" includes all other fees billed by the Company's auditors.

Exemptions

The Company is relying on the exemptions provided for in Section 6.1 of NI 52-110 in respect of the composition of its audit committee and in respect of certain reporting obligations under NI 52-110.

ITEM 11: LEGAL PROCEEDINGS

The Company is not aware of any actual or pending material legal proceedings to which the Company is or is likely to be party or of which any of its business or property is or is likely to be subject.

ITEM 12: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this AIF, during the most recently completed financial year, no director or executive officer, insider, or any associate or affiliate of such insider, or director, or executive officer have had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Option Agreement with Insider

In September 2004, the Company entered into an Option Agreement ("**Option Agreement**") with Silvercorp Metals Inc., entitling the Company to acquire 100 percent of Silvercorp's wholly owned subsidiary SKN Nickel & Platinum Ltd. ("**SNP**") and thereby the interest held by SNP in the Kang Dian Project, located in Sichuan Province, China. The Company's director, Dr. Rui Feng, is also the Chairman and CEO of Silvercorp. SNP has the right to acquire up to a 75 percent interest in the joint venture company holding exploration permits located in Sichuan Province, China. The permits and permit applications cover several Nickel-Copper-Platinum Group Metal prospects, collectively called the Kang Dian Property. Under the Option Agreement, a total of 6,500,000 of the Company's shares were issuable to Silvercorp ("**SVM Shares**") at a deemed price of $0.375 per share in three tranches: 2,500,000 upon the issuance of a Bulletin by the TSX Venture Exchange accepting the transaction; a further 2,000,000 upon successful completion of the US$374,000 work program recommended under the technical report that had been completed on the Kang Dian Property; and the final 2,000,000 on completion of US$1,000,000 in funding obligations by SNP under the Option Agreement with one of the permit holders. As at September 30, 2006, all of the SVM shares have been issued and the Company has acquired SNP as a subsidiary. The SVM Shares were subject to escrow for three years with quarterly releases. As at June 30, 2008, all of the shares were released. Pursuant to the Option Agreement, Silvercorp exercised its right to place a representative on the Company's Board and is represented by Dr. Rui Feng. SVM currently holds 7,400,000 shares of the Company, being 23.19% of the issued and outstanding capital. Silvercorp's address is 1378 – 200 Granville Street, Vancouver, BC, V6C 1S4.

MATERIAL TRANSACTIONS SINCE JULY 1, 2008

The following summarizes the Company's relationship with related parties:

		Year ended June 30,		
Transactions with related parties		**2009**		2008
Silvercorp Metals Inc. (a)	$	202,755	$	207,426
R. Feng Consulting Ltd. (b)		72,000		43,500
0799952 BC Ltd.(c)		126,000		120,000
	$	400,755	$	370,926

The transactions with related parties during the period were measured at the exchange amount, which is the amount of consideration established and agreed by the parties.

As at June 30, the balances with related parties, which are unsecured, non-interest bearing, and due on demand, are as follows:

Amount due to related parties		**June 30, 2009**		June 30, 2008
Silvercorp Metals Inc. (a)	$	30,288	$	20,459
R. Feng Consulting Ltd. (b)		-		6,000
	$	30,288	$	26,459

Amount due from a related party			**June 30, 2009**		June 30, 2008
Yunnan Jin Chang Jiang Mining Co. Ltd.	Note 4(a)	$	-	$	2,391,258

(a) Silvercorp Metals Inc. ("Silvercorp") has a director and an officer in common with the Company and shares office space and provides various general and administrative services to the Company.

On October 16, 2007, the Company entered into an agreement with Silvercorp to formalize the methods and procedures for the allocation of general and administrative services and the office space rental. Pursuant to the agreement, Silvercorp charges the Company: 1) employees' salaries and benefits, which are charged to the Company based on the actual hours worked for the Company; 2) 25% of its total office rental expense; 3) other general and administrative expenses and third party costs incurred on half of the Company on a cost-recovery basis.

On June 22, 2009, the Company entered into an agreement with Silvercorp to replace the above mentioned agreement. The new agreement revised the allocation percentage of the office rental to 15% from the original allocation of 25%.

(b) During the year ended June 30, 2009, the Company incurred $72,000 (2008 - $43,500) consulting fees for consulting services rendered by R. Feng Consulting Ltd., a company controlled by a director of the Company.

(c) During the year ended June 30, 2009, the Company paid $126,000 (2008 - $120,000) to 0799952 BC Ltd., a company controlled by a director and an officer of the Company, for consulting services.

ITEM 13: TRANSFER AGENTS AND REGISTRARS

The Company's transfer agent and registrar is Computershare Investor Services Inc. of 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

ITEM 14: MATERIAL CONTRACTS

There are no other contracts, other than those herein disclosed in this Annual Information Form and other than those entered into in the ordinary course of the Company's business, that are material to the Company and which were entered into in the most recently completed financial year ended June 30, 2009, or before the most recently completed financial year but are still in effect as of the date of this Annual Information Form.

ITEM 15: INTERESTS OF EXPERTS

15.1 Names of Experts

B.J. Price Geological Consultants Inc. was responsible for preparing the independent technical report dated March 28, 2008 on the Huaji Gold Project. Barry J. Price, M.Sc., P. Geo., an independent consulting geologist and a "qualified person" is the author responsible for the preparation of all sections of the Huaji Gold Technical Report. The Huaiji Gold Technical Report was Sedar-filed on June 25, 2008.

Deloitte and Touche LLP are the Auditors for the Company. Deloitte and Touche LLP prepared the auditors report for the Company's financial statements for the year ended June 30, 2009. Deloitte and Touche LLP. Deloitte and Touche LLP has advised that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

15.2 Interests of Experts

None of the independent consulting geologist and "qualified persons" named in the "Names of Experts" section, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company. This information has been provided to the Company by the individual experts.

The qualified person who was responsible for the preparation of the technical report for the Huaiji Gold Project beneficially own, directly or indirectly, less than 1% of the common shares.

ITEM 16: ADDITIONAL INFORMATION

Additional information on the Company may be found on the Company's website at www.newpacificmetals.com or on SEDAR at www.sedar.com.

Additional financial information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company's information circular for its most recent annual meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Company's most recent financial statements and the management discussion and analysis for its most recently completed financial year.

ITEM 17: SCHEDULE "1"

CHARTER FOR THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS (the "Board") OF
NEW PACIFIC METALS CORP.
(Adopted by the Board on October 19, 2005)

1.0 Purpose of the Committee

1.1 The Audit Committee represents the Board in discharging its responsibility relating to the accounting, reporting and financial practices of the Company and its subsidiaries, and has general responsibility for oversight of internal controls, accounting and auditing activities and legal compliance of the Company and its subsidiaries.

2.0 Members of the Committee

2.1 The Audit Committee shall consist of no less than three Directors a majority of whom shall be "independent" as defined under Multilateral Instrument 52-110, while the Company is in the developmental stage of its business. The members of the Committee shall be selected annually by the Board and shall serve at the pleasure of the Board.

2.2 At least one Member of the Audit Committee must be "financially literate" as defined under Multilateral Instrument 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of the accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

3.0 Meeting Requirements

3.1 The Committee will, where possible, meet on a regular basis at least once every quarter, and will hold special meetings as it deems necessary or appropriate in its judgment. Meetings may be held in person or telephonically, and shall be at such times and places as the Committee determines. Without meeting, the Committee may act by unanimous written consent of all members which shall constitute a meeting for the purposes of this charter.

3.2 A majority of the members of the Committee shall constitute a quorum.

4.0 Duties and Responsibilities

The Audit Committee's function is one of oversight only and shall not relieve the Company's management of its responsibilities for preparing financial statements which accurately and fairly present the Company's financial results and conditions or the responsibilities of the external auditors relating to the audit or review of financial statements. Specifically, the Audit Committee will:

(a) have the authority with respect to the appointment, retention or discharge of the independent public accountants as auditors of the Company (the "auditors") who perform the annual audit in accordance with applicable securities laws, and who shall be ultimately accountable to the Board through the Audit Committee;

(b) review with the auditors the scope of the audit and the results of the annual audit examination by the auditors, including any reports of the auditors prepared in connection with the annual audit;

(c) review information, including written statements from the auditors, concerning any relationships between the auditors and the Company or any other relationships that may adversely affect the independence of the auditors and assess the independence of the auditors;

(d) review and discuss with management and the auditors the Company's audited financial statements and accompanying Management's Discussion and Analysis of Financial Conditions ("MD&A"), including a discussion with the auditors of their judgments as to the quality of the Company's accounting principles and report on them to the Board;

(e) review and discuss with management the Company's interim financial statements and interim MD&A and report on them to the Board;

(f) pre-approve all auditing services and non-audit services provided to the Company by the auditors to the extent and in the manner required by applicable law or regulation. In no circumstances shall the auditors provide any non-audit services to the Company that are prohibited by applicable law or regulation;

(g) evaluate the external auditor's performance for the preceding fiscal year, reviewing their fees and making recommendations to the Board;

(h) periodically review the adequacy of the Company's internal controls and ensure that such internal controls are effective;

(i) review changes in the accounting policies of the Company and accounting and financial reporting proposals that are provided by the auditors that may have a significant impact on the Company's financial reports, and report on them to the Board;

(j) oversee and annually review the Company's Code of Business Conduct and Ethics;

(k) approve material contracts where the Board of Directors determines that it has a conflict;

(l) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding the audit or other accounting matters;

(m) where unanimously considered necessary by the Audit Committee, engage independent counsel and/or other advisors at the Company's expense to advise on material issues affecting the Company which the Audit Committee considers are not appropriate for the full Board;

(n) satisfy itself that management has put into place procedures that facilitate compliance with the provisions of applicable securities laws and regulation relating to insider trading, continuous disclosure and financial reporting;

(o) review and monitor all related party transactions which may be entered into by the Company; and

(p) periodically review the adequacy of its charter and recommending any changes thereto to the Board.

5.0 Miscellaneous

5.1 Nothing contained in this Charter is intended to extend applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. The purposes and responsibilities outlined in this Charter are meant to serve as guidelines rather than as inflexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities.

Page 196


New Pacific Metals Corp
新太平洋金属有限公司

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(Expressed in Canadian Dollars)

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Auditors' report

To the Shareholders of
New Pacific Metals Corp.

We have audited the consolidated balance sheets of New Pacific Metals Corp. as at June 30, 2009 and 2008 and the consolidated statements of loss and comprehensive loss, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants
September 25, 2009

NEW PACIFIC METALS CORP.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	Notes		June 30, 2009		June 30, 2008
ASSETS					
Current					
Cash and cash equivalents		$	**758,917**	$	1,379,378
Short term investments	3		**10,599,000**		10,192,000
Receivables and prepaid expenses			**94,818**		76,667
Due from a related party	4(a)		**-**		2,391,258
			11,452,735		14,039,303
Long term prepaids			**55,320**		-
Mineral property interests	4		**3,567,876**		1,031,099
Property, plant and equipment	5		**300,886**		123,442
		$	**15,376,817**	$	15,193,844
LIABILITIES					
Current					
Accounts payable and accrued liabilities		$	**418,972**	$	148,919
Deposits received	4(b)		**-**		208,040
Due to related parties			**30,288**		26,459
			449,260		383,418
SHAREHOLDERS' EQUITY					
Share capital	6		**16,623,663**		16,412,943
Contributed surplus			**12,640,292**		11,808,035
Deficit			**(14,336,398)**		(13,410,552)
			14,927,557		14,810,426
		$	**15,376,817**	$	15,193,844

Nature of operations	1
Subsequent events	4(b)

APPROVED BY THE DIRECTORS

(Signed) Lou Duarte
Director

(Signed) Rui Feng
Director

The accompanying notes form an integral part of the consolidated financial statements

NEW PACIFIC METALS CORP.
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars)

	Notes	2009	2008
Expenses	7(a)		
Audit and accounting		$ 75,174	$ 48,704
Consulting		213,419	260,964
Depreciation		25,249	28,089
Filing and listing		13,869	17,134
Foreign exchange gain		(438,961)	(30,352)
General exploration	4(b)	134,442	8,571
Interest and bank charges		2,206	1,691
Investor relations		128,311	349,074
Legal and professional fees		15,478	43,511
Salaries and benefits		324,691	249,959
Loss on impairment of long term prepaid expenses		-	668,700
Loss on impairment of mineral property interests		-	6,600,983
Office and administration		121,755	236,005
Rent		91,343	87,780
Stock-based compensation	6(b)	932,817	864,042
Travel and promotion		62,226	57,819
Loss before other income and expenses		1,702,019	9,492,674
Other income and expenses			
Gain on disposal of mineral property interests	4(b)	405,802	-
Loss on disposal of property, plant and equipment		(9,198)	-
Interest income		311,464	595,143
Other income		68,105	-
		776,173	595,143
Loss before income taxes and non-controlling interest		(925,846)	(8,897,531)
Future income tax recovery	8	-	1,472,518
Loss before non-controlling interests		(925,846)	(7,425,013)
Non-controlling interest		-	678,665
Net loss and comprehensive loss for the year		$ (925,846)	$ (6,746,348)
Basic and diluted loss per share		$ (0.03)	$ (0.21)
Weighted average number of shares - basic and diluted	2(b) xi	31,680,223	31,455,790

The accompanying notes form an integral part of the consolidated financial statements

NEW PACIFIC METALS CORP.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Notes	2009	2008
Operating activities			
Net loss for the year		$ (925,846)	$ (6,746,348)
Add (deduct) items not affecting cash :			
Depreciation		25,249	28,089
Future income tax		-	(1,472,518)
Gain on disposal of mineral property interests	4(b)	(405,802)	-
Gain on forfeiture of deposits received	4(b)	(8,105)	-
Loss on disposal of property, plant, and equipment		9,198	-
Loss on impairment of long term prepaid expenses		-	668,700
Loss on impairment of mineral property interests		-	6,600,983
Non-controlling interest		-	(678,665)
Stock-based compensation		932,817	864,042
		(372,489)	(735,717)
Change in non-cash working capital			
Receivables and prepaid expenses		52,080	2,471
Accounts payable and accrued liabilities		89,525	(32,486)
Amount due to related parties		3,829	26,459
Cash used in operating activities		(227,055)	(739,273)
Investing activities			
Cash increased from acquistion of Lachlan, net of consideration received	4(a)	690,073	-
Deposits received from customer	4(b)	-	157,748
Deposit refunded to customer	4(b)	(26,925)	-
Expenditures for mineral property interests	4(a)	(911,066)	(1,556,896)
Proceeds from disposal of mineral property interests		201,641	-
Long term prepaids for future acquisition of mineral properties		-	(151,388)
Purchase of property, plant and equipment		(32,757)	(49,960)
Proceeds from disposal of property, plant and equipment		127	-
Purchase of short term investments		(407,000)	(5,378,495)
Advance to a related party		-	(1,226,160)
Cash used in investing activities		(485,907)	(8,205,151)
Financing activity			
Shares issued for cash		110,160	148,824
Cash provided by (used in) financing activities		110,160	148,824
Effect of exchange rate changes on cash and cash equivalents		(17,659)	-
Decrease in cash and cash equivalents		(620,461)	(8,795,600)
Cash and cash equivalents, beginning of year		1,379,378	10,174,978
Cash and cash equivalents, end of year		$ 758,917	$ 1,379,378
Supplemental information:			
Interest and taxes paid		$ -	$ -

The accompanying notes form an integral part of the consolidated financial statements

NEW PACIFIC METALS CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Expressed in Canadian dollars except for share figures)

	Share capital								
	Number of shares		Amount		Contributed surplus		Deficit		Total Shareholders' Equity
Balance, June 30, 2007	31,394,158	$	16,128,523	$	10,535,844	$	(6,120,459)	$	20,543,908
Options exercised	245,853		284,420		(135,596)		-		148,824
Stock based compensation	-		-		864,042		-		864,042
Fair value of warrants extended	-		-		543,745		(543,745)		-
Net loss for the year	-		-		-		(6,746,348)		(6,746,348)
Balance, June 30, 2008	31,640,011		16,412,943		11,808,035		(13,410,552)		14,810,426
Options exercised	186,000		210,720		(100,560)		-		110,160
Fractional rounding	(23)		-		-		-		-
Stock-based compensation	-		-		932,817		-		932,817
Net loss for the year	-		-		-		(925,846)		(925,846)
Balance, June 30, 2009	**31,825,988**	**$**	**16,623,663**	**$**	**12,640,292**	**$**	**(14,336,398)**	**$**	**14,927,557**

The accompanying notes form an integral part of the consolidated financial statements

1. NATURE OF OPERATIONS

New Pacific Metals Corp., an exploration stage company, along with its subsidiary companies (collectively the "Company"), is engaged in the acquisition and exploration of mineral property interests in the People's Republic of China ("China").

The Company is in the process of exploring and developing its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has a history of losses and no operating revenue. As at June 30, 2009, the Company had working capital balance of $11,003,475 and sufficient cash resources to meet the Company's planned expenditures for the foreseeable future. These financial statements do not reflect adjustments, which could be material, to the carrying value of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principles of Consolidation

The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), and are presented in Canadian dollars.

These consolidated financial statements include the accounts of its wholly-owned subsidiaries: New Pacific Offshore Inc.; SKN Nickel & Platinum Ltd. ("SNP"), Lachlan Gold Ltd., and Yunnan Jin Chang Jiang Mining Co. Ltd., and its 75% owned subsidiary, Sichuan Huaxi Mining Co. Ltd. ("Huaxi").

All significant inter-company transactions and accounts have been eliminated upon consolidation.

(b) Significant Accounting Policies

(i) Measurement of uncertainties

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined ore bodies, reserves value beyond proven and probable mine life, fair values for purposes of impairment analysis, reclamation obligations, valuation of stock-based compensation and warrants, valuation allowances for future income tax assets, and future income tax liabilities. Actual results could differ from these estimates.

(ii) Foreign currency translation

All subsidiaries are considered to be integrated foreign operations and their financial statements are translated to Canadian dollars using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at historical exchange rates. Revenues and expenses are translated at the average exchange rate in effect during the year, except depreciation expenses, which are translated at the same historical exchange rates as those used to translate the respective assets. Foreign exchange gains and losses are included in earnings.

(iii) Financial instruments

The Company recognizes financial assets and liabilities on the balance sheets when becoming a party to the contractual provisions of the instrument.

Cash and cash equivalents, which are designated as held-for-trading financial assets and measured at fair value, include cash on hand, demand deposits, and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

Short term investments, which are designated as held-for-trading financial assets and measured at fair value, include bank notes, guaranteed investment certificates and term deposits with maturities of greater than three months, but less than one year, from the date of acquisition.

Interest receivables, deposits, and amount due from related parties are classified as loans and receivables and are initially measured at fair value. Subsequent measurements are recorded at amortized cost using the effective interest method.

Accounts payable, deposits received and amount due to related parties are classified as other financial liabilities. They are initially measured at their fair value and subsequently measured at amortized cost using the effective interest rate method. The amortized premium or discount is charged to the statements of loss.

(iv) Property, plant and equipment

Property, plant and equipment are recorded at cost. Depreciation is computed using the declining balance method at the following rates based on the nature and the useful lives of the assets.

Machinery	20%
Motor vehicle	20%
Office equipment and furniture	20%
Computer software	20%

(v) Mineral property interests

Acquisition costs and costs incurred on the exploration and development of potential mineral resources or reserves are capitalized provided that one of the following conditions is met:

- such costs are expected to be recovered in full through successful exploration and development of the area of interest or alternatively, by its sale; or
- exploration and development activities in the area of interests have not yet reached a stage which permits a reasonable assessment of the existence of mineral resources or reserves, and active and significant operations in relation to the area are continuing, or planned for the future.

The Company reviews the carrying value of each property that is in the exploration/development stage by reference to the project economics including the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated net realizable amount, provision will be made for the decline in value. The carrying amount will be written off if the Company decides to abandon the property.

(vi) Stock-based compensation

The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options granted to employees, officers, and directors is measured at fair value at the date of the grant using the Black-Scholes valuation model and is expensed in the consolidated statements of loss over the vesting period of the options granted. Stock options granted to consultants are measured at their fair value using the Black-Scholes valuation method, and revaluated at vesting date or at period end date.

Upon the exercise of the stock option, consideration received and the related amount transferred from contributed surplus are recorded as share capital.

(vii) Impairment of long-lived assets

Management of the Company reviews and evaluates the long-lived assets, including mineral property interests, property, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its project economics. Measurement of an impairment loss is based on the excess of the estimated fair value of the asset over its carrying value.

Whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write down is necessary.

(viii) Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset. Management has determined no asset retirement obligations exist and no provision is necessary as at June 30, 2009.

(ix) Income taxes

The Company uses the liability method of accounting for income taxes. Future income tax assets and liabilities are computed based on differences between the carrying amounts of existing assets and liabilities on the balance sheet and their corresponding tax value, using the enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from the potential unused losses carried forward and other deductions. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by use of a valuation allowance to reduce the asset to its estimated realizable amount.

(x) Variable interest entities

The Company is required to consolidate variable interest entities ("VIEs"), where it is the VIEs primary beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. The Company has concluded that its Chinese joint venture, Huaxi, is a variable interest entity requiring consolidation.

(xi) Loss per share

Basic loss per share is computed by dividing the net loss by the weighted average number of outstanding common shares for the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average numbers of common shares outstanding assume that the proceeds to be received on the exercise of dilutive stock options or warrants are applied to repurchase common shares at the average market price for the year. For all years presented, the impact of stock options and warrants has been excluded as they were anti-dilutive.

(Expressed in Canadian dollars, unless otherwise stated)

(c) Adoption of New Accounting Standards

On July 1, 2008, the Company adopted the recommendations included in the following sections of the Canadian Institute of Chartered Accountants ("CICA") Handbook: Section 1400, "General Standard of Financial Statement Presentation", Section 3862, "Financial Instruments - Disclosure" and Section 3863, "Financial Instruments - Presentation"; Section 1535, "Capital Disclosures"; and EIC-174, "Mining Exploration Costs". These new standards have no material impact on the classification and measurement in the Company's consolidated financial statements.

(i) General Standard of Financial Statement Presentation

The CICA handbook Section 1400, "General Standard of Financial Statement Presentation" was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The adoption of this new section has no significant impact on the classification and measurement to the Company's consolidated financial statements for the year ended June 30, 2009.

(ii) Financial Instrument Standards

Section 3862, "Financial Instruments - Disclosure" and Section 3863, "Financial Instruments - Presentation", replace Section 3861, "Financial Instruments - Disclosure and Presentation". Section 3862 "Financial Instruments – Disclosure", describes the required disclosures related to the significance of the financial instruments on the Company's financial position and performance and the nature and extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863, "Financial Instruments – Presentation", describes the standards for presentation of financial instruments and non-financial derivatives and carries forward the presentation requirements of Section 3861, "Financial Instruments - Disclosure and Presentation". Additional disclosures have been provided in note 9 to the Company's consolidated financial statements.

(iii) Capital Disclosures

Section 1535, "Capital Disclosure", establishes standards for disclosing information about an entity's capital and how it is managed. These standards require a company to disclose their objectives, policies, and processes for managing capital along with summary quantitative data about what it manages as capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and when a company has not compiled with capital requirement, the consequences of such non-compliance. Additional disclosures have been provided in note 10 to the Company's consolidated financial statements.

(iv) Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA issued EIC-174, "Mining Exploration Costs", which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The Company has applied this new abstract for the year ended June 30, 2009. There was no impact on the consolidated financial statements as a result of application.

(Expressed in Canadian dollars, unless otherwise stated)

(d) New Canadian Accounting Pronouncements

(i) Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets", which replaces Section 3062, "Goodwill and Other Intangible Assets" and Section 3450, "Research and Development Costs". Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. The new section will be applicable to the Company's consolidated financial statements for the fiscal year beginning July 1, 2009. The Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

(ii) Business Combinations and Related Sections

In January 2009, the CICA issued Section 1582 "Business Combinations" to replace Section 1581. The Company shall apply this standard effective July 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with IFRS. The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 "Consolidated Financial Statements" and Section 1602 "Non-controlling Interests", which replace Section 1600 "Consolidated Financial Statements". Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

The Company is currently assessing the impacts of adoption of these sections on its consolidated financial statements.

3. SHORT TERM INVESTMENTS

As at June 30, 2009, the short tem investments of $10,599,000 are Guaranteed Investment Certificates ("GIC") yielding from 0.50% to 1.35% per annum with maturity dates through to June 4, 2010.

As at June 30, 2008, the short term investments of $10,192,000 were all GICs with yields ranging from 3.12% to 3.37% per annum and maturity dates through to June 3, 2009.

(Expressed in Canadian dollars, unless otherwise stated)

4. MINERAL PROPERTY INTERESTS

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs is summarized as follows:

Expenditures	Kang Dian	Huaiji	Bingdihong	Sichuan	Total
Balance, June 30, 2007	$ 5,701,383	$ 212,023	$ 161,780	$ -	$ 6,075,186
Drilling and assay	-	533,582	-	-	533,582
Geology	-	12,378	-	-	12,378
Geophysical and geochemical surveys	94,923	36,430	-	-	131,353
Site activities	79,712	83,959	-	-	163,671
Trenching	80,766	172	13,275	-	94,213
Tunneling	161,357	147,321	293,048	-	601,726
Other	14,739	5,234	-	-	19,973
Impairment loss	(6,132,880)	-	(468,103)	-	(6,600,983)
Balance, June 30, 2008	-	1,031,099	-	-	1,031,099
Mineral property interest acquisition costs	-	-	-	3,731	3,731
Capitalized exploration and development costs					
Consulting	-	2,291	-	-	2,291
Drilling and assay	-	1,179,731	-	161,486	1,341,217
Geology	-	-	-	762	762
Geophysical and geochemical surveys	-	-	-	204,352	204,352
Site activities	-	144,276	-	7,527	151,803
Tunneling	-	831,581	-	(2,703)	828,878
Other	-	-	-	3,743	3,743
Balance, June 30, 2009	**$ -**	**$ 3,188,978**	**$ -**	**$ 378,898**	**$ 3,567,876**

(a) Huaiji Project

The Huaiji Project includes two exploration permits ("HNK" and "XSK"), covering 160 square kilometer, located in Guangdong Province, China.

Pursuant to the Declaration of Trust Agreement ("Trust Agreement") entered in December 2006 and subsequently terminated on March 20, 2009, the two exploration permits of the Huaiji Project were held in trust for the Company by Yunnan Jin Chang Jiang Mining Co. Ltd ("JCJM"), a wholly owned subsidiary of Lachlan Gold Ltd ("Lachlan"). Lachlan was an indirectly wholly owned subsidiary of Silvercorp Metals Inc. ("SVM"), which is related to the Company through common directorship.

Pursuant to the Trust Agreement, the Company advanced in total $3,494,292 (US$3,240,000) to JCJM to carry out exploration activities at the Huaiji Project on behalf of the Company during the period from January 2007 to June 2008. As of June 30, 2008, the balance of cash held by JCJM, on behalf of the Company, was $2,391,258. Of which, a total of $1,617,210 was used to fund exploration activities for the Huaiji Project, and the balance was received by the Company through the acquisition of JCJM mentioned below.

(Expressed in Canadian dollars, unless otherwise stated)

In March 2009, the Company acquired 100% equity interest in Lachlan for cash consideration of $37,742 through a share purchase agreement (the "Agreement") with Fortune Mining Ltd., which was the parent company of Lachlan and a wholly owned subsidiary of SVM, and became the legal owner of the Huaiji Project.

Besides two exploration permits, Lachlan also owns the following assets and liabilities, which are acquired by the Company through its purchase of Lachlan at respective fair values.

Net purchase price:		
Cash contributed	$	37,742
Net assets acquired:		
Cash received	$	727,815
Prepaid expenses		72,114
Long term prepaid expenses		55,320
Mineral property interest		34,730
Property, plant and equipment		189,377
Payable and accrued liabilities		(1,041,614)
	$	37,742

During the year ended June 30, 2009, the Company incurred exploration expenditures of $2,157,879 (2008 - $819,076) at the Huaiji Project.

(b) Kang Dian Project

The Kang Dian Project was originally comprised of seven properties, covered by eight exploration permits (82 square km) and four permit applications (813 square km), located 50 to 210 kilometres (km) west and southwest of Chengdu, the capital city of Sichuan Province, China.

The Kang Dian Project was abandoned during the year ended June 30, 2008 due to unfavorable exploration results. As a result, the Company wrote off the Kang Dian Project by recording an impairment of $6,132,880 for the year ended June 30, 2008. During the year ended June 30, 2009, the Company incurred expenditures of $115,738 to wind up the Kang Dian Project. All of the expenditures have been charged to general exploration on the consolidated statements of loss.

During the year ended June 30, 2007, Huaxi entered into two agreements to sell two of its exploration permits to an unrelated Chinese party for $167,640 (CNY¥1,200,000), subject to Chinese regulatory approvals. During the year ended June 30, 2008, Huaxi entered into another agreement with the same party to sell another exploration license for $59,440 (CNY¥400,000). As at June 30, 2008, total deposits of $208,040 (CNY¥1,400,000) had been received and were refundable if the transfer of the permits were not approved by Chinese government.

During the year ended June 30, 2009, the two agreements entered into during fiscal year 2007 have been fully settled, and a gain of $217,560 (CNY¥1,200,000) was recognized. Another agreement was cancelled based on the mutual consent of both parties, $26,925 (CNY¥150,000) deposit was refunded, and $8,105 (CNY¥50,000) was forfeited.

(Expressed in Canadian dollars, unless otherwise stated)

During the year ended June 30, 2009, the Company entered into another agreement to sell one permit for $223,320 (CNY¥1,200,000). In April 2009, the transfer agreement was approved by the government, and a gain of $188,242 (CNY¥1,011,510) was recognized, which is net of the exploration costs incurred on this permit and the business taxes.

Subsequent to June 30, 2009, the Company entered into an agreement to transfer another permit to a third party for $295,020 (CNY¥1,800,000), subject to Chinese regulatory approval, and a deposit of $88,506 (CNY¥540,000) was received.

(c) Bingdihong Project

During the year ended June 30, 2008, the Company decided to abandon the Bingdihong Project as the exploration results were determined to be unfavourable. Consequently, the Company decided to write off this project resulting in an impairment of $468,103 and an expense of $668,700 reflecting a provision for uncollectable deposits.

(d) Sichuan Project

During the year ended June 30, 2009, Huaxi obtained five exploration permits of copper-poly-metal and nickel-poly-metal (collectively called "Sichuan Project"), covering 145 square kilometers, located in Sichuan Province, China, for a total cost of $3,731.

During the year ended June 30, 2009, the Company conducted geophysical surveys and completed a drilling program. Total exploration expenditures of $375,167 were incurred at the Sichuan Project.

5. PROPERTY, PLANT AND EQUIPMENT

	June 30, 2009			June 30, 2008		
	Cost	Accumulated amortization	**Net book value**	Cost	Accumulated amortization	Net book value
Machinery	$ 119,624	$ 9,284	$ **110,340**	$ 16,506	$ 1,764	$ 14,742
Motor vehicle	169,786	40,222	**129,564**	87,162	23,323	63,839
Office equipment and funiture	52,056	13,510	**38,546**	28,284	8,348	19,936
Computer software	33,319	10,883	**22,436**	30,693	5,768	24,925
	$ 374,785	$ 73,899	$ **300,886**	$ 162,645	$ 39,203	$ 123,442

6. SHAREHOLDERS' EQUITY

(a) Share Capital - authorized share capital

Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value

(Expressed in Canadian dollars, unless otherwise stated)

(b) Stock options

The continuity schedule of stock options, as at June 30, 2009, is as follows:

	Number of options		Weighted average exercise price
Balance, June 30, 2007	2,183,858	$	0.69
Options granted	942,000		1.93
Options exercised	(245,853)		0.61
Options forfeited	(13,432)		1.13
Balance, June 30, 2008	2,866,573		1.10
Options granted	1,200,000		0.50
Options exercised	(186,000)		0.59
Options cancelled/forfeited	(93,858)		0.94
Options expired	(535,000)		0.60
Balance, June 30, 2009	**3,251,715**	**$**	**0.99**

The fair value of these options granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	2009	2008
Risk free interest rates	**3.53%**	4.00%
Expected lives of options	**3.1 years**	2.7 years
Expected volatilities	**147%**	152%
Dividend per share	**$Nil**	$Nil

During the year ended June 30, 2008, the 450,000 stock options granted on July 17, 2007 were re-priced to $1.55 from $2.50.

The weighted average grant date fair value of options granted during the year ended June 30, 2009 was $0.34 (2008 - $1.83). For the year ended June 30, 2009, a total of $932,817 (2008 - $864,042) has been recognized as stock-based compensation expense.

(Expressed in Canadian dollars, unless otherwise stated)

The following table summarizes information about stock options outstanding as at June 30, 2009:

Exercise prices	Number of options outstanding as at June 30, 2009	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options exercisable as at June 30, 2009	Weighted average exercise price
$			$		$
0.60	10,000	0.15	0.60	10,000	0.60
0.55	425,000	0.27	0.55	425,000	0.55
0.56	380,000	1.69	0.56	380,000	0.56
0.88	24,143	2.16	0.88	20,429	0.88
1.25	287,000	2.42	1.25	246,000	1.25
1.55	450,000	3.04	1.55	257,143	1.55
1.55	82,572	3.59	1.55	34,573	1.55
1.85	200,000	3.73	1.85	85,714	1.85
3.05	200,000	3.87	3.05	57,143	3.05
0.50	1,193,000	4.55	0.50	238,600	0.50
	3,251,715	3.11	0.99	1,754,602	0.96

Subsequent to June 30, 2009, a total of 10,000 stock options with exercise price of $0.60 expired unexercised.

(c) Share Purchase Warrants

The continuity of share purchase warrants, as at June 30, 2009, is as follows:

Outstanding as at June 30, 2008	Expired during the year	**Outstanding as at June 30, 2009**	Exercise price per warrant	Expiry date
2,587,499	2,587,499	-	$ 3.00	March 15, 2009
2,587,499	2,587,499	-		

On February 21, 2008, the Company obtained the approval from the TSX Venture Exchange to extend the expiry date of the common share purchase warrants issued by the Company in its March 2007 private placement from March 15, 2008 to March 15, 2009.

During the year ended June 30, 2009, a total of 2,587,499 share purchase warrants with an exercise price of $3.00 expired unexercised.

(Expressed in Canadian dollars, unless otherwise stated)

7. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

		Year ended June 30,		
Transactions with related parties		**2009**		2008
Silvercorp Metals Inc. (a)	$	**202,755**	$	207,426
R. Feng Consulting Ltd. (b)		**72,000**		43,500
0799952 BC Ltd.(c)		**126,000**		120,000
	$	**400,755**	$	370,926

The transactions with related parties during the period were measured at the exchange amount, which is the amount of consideration established and agreed by the parties.

As at June 30, the balances with related parties, which are unsecured, non-interest bearing, and due on demand, are as follows:

Amount due to related parties		**June 30, 2009**		June 30, 2008
Silvercorp Metals Inc. (a)	$	**30,288**	$	20,459
R. Feng Consulting Ltd. (b)		-		6,000
	$	**30,288**	$	26,459

Amount due from a related party			**June 30, 2009**		June 30, 2008
Yunnan Jin Chang Jiang Mining Co. Ltd.	Note 4(a)	$	-	$	2,391,258

(a) Silvercorp Metals Inc. ("SVM") has a director and an officer in common with the Company and shares office space and provides various general and administrative services to the Company.

On October 16, 2007, the Company entered into an agreement with SVM to formalize the methods and procedures for the allocation of general and administrative services and the office space rental. Pursuant to the agreement, SVM charges the Company: 1) employees' salaries and benefits, which are charged to the Company based on the actual hours worked for the Company; 2) 25% of its total office rental expense; 3) other general and administrative expenses and third party costs incurred on behalf of the Company on a cost-recovery basis.

On June 22, 2009 the Company entered into an agreement with SVM to replace the above mentioned agreement. The new agreement revised the allocation percentage of the office rental to 15% from the original allocation of 25%.

(b) During the year ended June 30, 2009, the Company incurred $72,000 (2008 - $43,500) consulting fees for consulting services rendered by R. Feng Consulting Ltd., a company controlled by a director of the Company.

(Expressed in Canadian dollars, unless otherwise stated)

(c) During the year ended June 30, 2009, the Company paid $126,000 (2008 - $120,000) to 0799952 BC Ltd., a company controlled by a director and an officer of the Company, for consulting services.

8. INCOME TAXES

The provision for income taxes differs from the amount computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before income tax provision due to the following:

		2009		2008
Reported loss for the year before taxes and NCI	$	**925,846**	$	8,897,531
Statutory rate		**30.25%**		32.81%
Computed tax recovery at statutory rate		**280,068**		2,919,280
Difference in foreign tax rates		**4,391**		(573,304)
Non-deductible items		**(359,117)**		(351,050)
Change in valuation allowance		**74,658**		(573,719)
Other		**-**		50,951
	$	**-**	$	1,472,158

The approximate tax effect of each type of temporary difference that gives rise to the Company's future taxes are as follows:

		2009		2008
Non-capital loss carry forward	$	**490,002**	$	532,369
Excess tax value of assets over book value		**1,549,971**		462,931
Share issuance costs		**25,369**		39,576
		2,065,342		1,034,876
Valuation allowance		**(2,065,342)**		(1,034,876)
	$	**-**	$	-

The Company has Canadian non-capital losses of approximately $1.8 million expiring on various dates beginning May 31, 2011 if not applied against future Canadian income for Canadian tax purposes. The management of the Company believes it is unlikely the benefit of the future income tax assets arising from the non-capital losses will be realized against future income for tax purposes. As a result, a valuation allowance was recorded against the future tax assets arising from the non-capital losses, as reflected above.

9. FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, and credit risk in accordance with its risk management framework. The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

(a) Fair value

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments. The carrying amount of all financial instruments classified as current approximates their fair value because they are short term in nature.

(b) Liquidity risk

The liquidity risk is the risk that the Company will not be able to meet the obligations associated with its financial liabilities. The Company's financial liabilities mainly include accounts payable and accrued liabilities, deposits received, and due to related parties, and are current in nature. As of June 30, 2009, the Company has sufficient funds to meet its short term financial liabilities.

(c) Exchange risk

The Company undertakes transactions denominated in foreign currencies and as such is exposed to risks due to fluctuations in foreign exchange rates.

The Company conducts certain of its operations in China and thereby a portion of the Company's assets, liabilities, revenues and expenses are denominated in Chinese Yuan ("CNY"), which was tied to the U.S. Dollar until July 2005 and is now tied to a basket of currencies of China's largest trading partners. The Chinese Yuan is not a freely convertible currency.

The Company doesn't hedge its foreign currency risk, and the exposure of the Company's financial assets and financial liabilities to foreign exchange risk is summarized as follows:

The amounts are expressed in CAD equivalents		**June 30, 2009**		June 30, 2008
Canadian Dollar	**$**	**10,922,538**	$	13,568,046
United States Dollar		**209,595**		35,124
Chinese Yuan		**301,024**		429,118
Total financial assets	**$**	**11,433,157**	$	14,032,288
Canadian Dollar	**$**	**103,792**	$	165,124
Chinese Yuan		**345,468**		218,294
Total financial liabilities	**$**	**449,260**	$	383,418

As at June 30, 2009, with other variables unchanged, a 5% strengthening (weakening) of the Chinese against the Canadian dollar would have increased (decreased) net loss by approximately $2,222.

As at June 30, 2009, with other variables unchanged, a 5% strengthening (weakening) of the U.S. Dollar against the Canadian dollar would have decreased (increased) net loss by approximately $10,480.

(d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's cash equivalents and short term investments primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. The Company also holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of June 30, 2009.

(e) Credit risk

The Company is exposed to credit risk primarily associated with cash and cash equivalents, short term investments, and interest receivable from financial institutions, and deposit paid to various vendors. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

None of the cash and cash equivalents were invested in asset backed commercial paper. The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Company's Board of Directors. Management believes the risk of loss to be remote.

10. CAPITAL DISCLOSURE

The Company's objectives of capital management are to maintain the entity's ability to support the Company's normal operating requirement on an ongoing basis, and to continue the exploration and development of its mineral properties.

The capital of the Company consists of the items included in shareholders' equity. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The management of the Company believes that the capital resources of the Company as at June 30, 2009 are sufficient for its present needs for the next 12 months.

The Company's overall strategy with respect to capital risk management remained unchanged during the year. The Company is not subject to any external imposed capital requirement as at June 30, 2009.

11. SEGMENTED INFORMATION

(a) Industry Information

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral property interests.

(Expressed in Canadian dollars, unless otherwise stated)

(b) Geographic Information

(i) Summary of certain long-term assets of each geographic segment:

		China		Canada		Total
As at June 30, 2009						
Mineral property interests	**$**	**3,567,876**	**$**	**-**	**$**	**3,567,876**
Property, plant and equipment		**278,562**		**22,324**		**300,886**
As at June 30, 2008						
Mineral property interests	$	1,031,099	$	-	$	1,031,099
Property, plant and equipment		96,526		26,916		123,442

(ii) Summary of operating results of each geographic segment.

		China		Canada		Total
Year ended June 30, 2009						
Expenses	**$**	**(291,904)**	**$**	**(1,849,076)**	**$**	**(2,140,980)**
Foreign exchange gain (loss)		**(26,639)**		**465,600**		**438,961**
Total expenses		**(318,543)**		**(1,383,476)**		**(1,702,019)**
Other income and expenses		**407,696**		**368,477**		**776,173**
Year ended June 30, 2008						
Expenses	$	(7,366,242)	$	(2,156,784)	$	(9,523,026)
Foreign exchange gain (loss)		33,514		(3,162)		30,352
Total expenses		(7,332,728)		(2,159,946)		(9,492,674)
Other income and expenses		9,391		585,752		595,143


New Pacific Metals Corp
新太平洋金属有限公司

CONSOLIDATED FINANCIAL STATEMENTS
Years ended June 30, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)



Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 306-899-8205
www.deloitte.ca

September 19, 2008

Auditors' Report

To the Shareholders of
New Pacific Metals Corp.

We have audited the consolidated balance sheets of New Pacific Metals Corp. as at June 30, 2008 and 2007 and the consolidated statements of loss and comprehensive loss, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
September 19, 2008

NEW PACIFIC METALS CORP.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

		June 30, 2008	June 30, 2007
ASSETS			
Current			
Cash and cash equivalents	Note 3	$ **1,379,378**	$ 10,174,978
Short term investments	Note 4	**10,192,000**	4,813,505
Due from related party	Note 9	**2,391,258**	1,165,098
Other receivables		**69,652**	62,317
Prepaid expenses		**7,015**	16,821
		14,039,303	16,232,719
Long term prepaid expenses	Note 5	**-**	517,312
Mineral property interests	Note 6	**1,031,099**	6,075,186
Property, plant and equipment	Note 7	**123,442**	101,571
		$ **15,193,844**	$ 22,926,788
LIABILITIES			
Current			
Accounts payable and accrued liabilities		$ **148,919**	$ 181,405
Deposits received	Note 6(a)(iii)	**208,040**	50,292
Due to related parties	Note 9	**26,459**	-
		383,418	231,697
Future income tax liabilities	Note 10	**-**	1,472,518
Non-controlling interest		**-**	678,665
		383,418	2,382,880
SHAREHOLDERS' EQUITY			
Share capital	Note 8	**16,412,943**	16,128,523
Contributed surplus		**11,808,035**	10,535,844
Deficit		**(13,410,552)**	(6,120,459)
		14,810,426	20,543,908
		$ **15,193,844**	$ 22,926,788

APPROVED BY THE DIRECTORS

(Signed) Lou Duarte
Director

(Signed) Rui Feng
Director

The accompanying notes form an integral part of these audited consolidated financial statements

NEW PACIFIC METALS CORP.
Consolidated Statements of Loss and Comprehensive Loss
For years ended June 30, 2008 and 2007
(Expressed in Canadian dollars except for share and per share figures)

			2008		2007
Expenses	Note 9				
Audit and accounting		$	48,704	$	39,867
Consulting			260,964		204,787
Depreciation			28,089		11,403
Filing and listing			24,953		78,820
Foreign exchange (gain) loss			(30,352)		168,019
General exploration			8,571		-
Interest and bank charges			1,691		1,474
Investor relations			338,647		134,910
Legal and professional fees			43,511		7,865
Management fees			235,958		198,810
Impairment loss of long term prepaid expenses			668,700		-
Impairment loss of mineral property interest			6,600,983		-
Office and miscellaneous			256,930		101,243
Rent			83,464		43,071
Stock-based compensation			864,042		748,291
Travel and promotion			57,819		95,325
Loss before other income and expenses			9,492,674		1,833,885
Other income and expenses					
Interest income			595,143		214,038
Loss in disposal of property, plant, and equipment			-		(4,760)
			595,143		209,278
Loss before income taxes and non-controlling interest			(8,897,531)		(1,624,607)
Income tax recovery - future	Note 10		1,472,518		-
Loss before non-controlling interests			(7,425,013)		(1,624,607)
Non-controlling interest			678,665		18,317
Net loss and comprehensive loss for the year		$	(6,746,348)	$	(1,606,290)
Basic and Diluted Loss per Share		$	(0.21)	$	(0.06)
Weighted Average Number of Shares			31,455,790		25,660,772

The accompanying notes form an integral part of these audited consolidated financial statements

NEW PACIFIC METALS CORP.
Consolidated Statements of Cash Flows
For years ended June 30, 2008 and 2007
(Expressed in Canadian Dollars)

	2008	2007
Operating activities		
Loss for the year	$ (6,746,348)	$ (1,606,290)
Add (deduct) items not affecting cash :		
Depreciation	28,089	11,403
Future income tax	(1,472,518)	-
Impairment loss of long term prepaid expenses	668,700	
Impairment loss of mineral property interests	6,600,983	-
Loss in disposal of property, plant, and equipment	-	4,760
Non-controlling interest	(678,665)	(18,317)
Stock-based compensation	864,042	748,291
	(735,717)	(860,153)
Change in non-cash working capital		
Other receivables	(7,335)	(48,289)
Prepaid expenses and deposits	9,806	(6,591)
Accounts payable and accrued liabilities	(32,486)	130,484
Cash used in operating activities	(765,732)	(784,549)
Investing activities		
Amount due from related parties	(1,226,160)	(1,165,098)
Deposits received	157,748	50,292
Acquisition of mineral property interests, net of cash received	(1,556,896)	(31,466)
Long term prepaids for future acquisition of mineral properties	(151,388)	(517,312)
Purchase of property, plant and equipment	(49,960)	(113,498)
Purchase of short term investments	(5,378,495)	(4,813,505)
Redemption of short term investments	-	2,200,000
Cash used in investing activities	(8,205,151)	(4,390,587)
Financing activities		
Shares issued for cash, net of share issuance costs	148,824	14,180,947
Amounts due to related parties	26,459	22,300
Cash provided by financing activities	175,283	14,203,247
(Decrease) increase in cash	(8,795,600)	9,028,111
Cash and cash equivalents, beginning of year	10,174,978	1,146,867
Cash and cash equivalents, end of year	$ 1,379,378	$ 10,174,978
Supplemental information:		
Non-cash investing activities:		
Issuance of 2,000,000 shares to acquire an option for acquisition of Kang Dian project	$ -	$ 750,000

The accompanying notes form an integral part of these audited consolidated financial statements

NEW PACIFIC METALS CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For years ended June 30, 2008 and 2007
(Expressed in Canadian dollars except for share figures)

		Share capital				
		Number of shares	Amount	Contributed surplus	Deficit	Total Shareholders' Equity
Balance, June 30, 2006		21,690,521	$ 3,532,233	$ 7,452,896	$ (4,514,169)	$ 6,470,960
Private placement, net of issuance cost		5,175,000	10,034,566	2,649,242	-	12,683,808
Options exercised		521,137	553,695	(261,056)	-	292,639
Warrants exercised		2,007,500	1,258,029	(53,529)	-	1,204,500
Shares issued for mineral property		2,000,000	750,000	-	-	750,000
Stock based compensation		-	-	748,291	-	748,291
Net loss for the year		-	-	-	(1,606,290)	(1,606,290)
Balance, June 30, 2007		31,394,158	16,128,523	10,535,844	(6,120,459)	20,543,908
Options exercised		245,853	284,420	(135,596)	-	148,824
Stock based compensation		-	-	864,042	-	864,042
Fair value of warrants extended	Note 8(c)	-	-	543,745	(543,745)	-
Net loss for the year		-	-	-	(6,746,348)	(6,746,348)
Balance, June 30, 2008		**31,640,011**	**$ 16,412,943**	**$ 11,808,035**	**$ (13,410,552)**	**$ 14,810,426**

The accompanying notes form an integral part of these audited consolidated financial statements

1. NATURE OF OPERATIONS

New Pacific Metals Corp., an exploration stage company, along with its subsidiary companies and joint ventures (collectively the "Company"), is engaged in the acquisition and exploration of mineral property interests in the People's Republic of China ("China").

The Company is in the process of exploring and developing its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has a history of losses and no operating revenue. The ability of the Company to carry out its planned business obligations depends on its ability to raise adequate financing from shareholders and other investors and achieving its profitable operations in the future. These financial statements do not reflect adjustments, which could be material, to the carrying value of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and principles of consolidation

The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), and presented in Canadian dollars.

The Company's consolidated financial statements include the accounts of the Company, its wholly-owned and controlled subsidiaries, New Pacific Offshore Inc., SKN Nickel & Platinum Ltd., and its 75% owned subsidiary, Sichuan Huaxi Mining Co. Ltd. ("Huaxi").

All significant inter-company transactions and accounts have been eliminated upon consolidation.

(b) Adoption of New Accounting Standards

(i) Financial instrument standards

On July 1, 2007, the Company retrospectively adopted the recommendations included in the following Sections of the Canadian Institute of Chartered Accountants Handbook ("CICA"): Section 1530, "Comprehensive Income"; Section 3855, "Financial Instruments - Recognition and Measurement"; Section 3865, "Hedges"; Section 3861, "Financial Instruments - Disclosure and Presentation", and Section 3251, "Equity". Adoption of section 3251 has no material impact on the Company. As the Company has not previously undertaken hedging activities, adoption of Section 3865 currently has no impact.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Financial instrument standards (continued)

Section 3855 prescribes that a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at the fair value at the date of the recognition. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. Held-for-trading financial assets and financial liabilities are financial assets and financial liabilities which are acquired for resale prior to maturity or are financial assets and liabilities designated as such by the Company. Held-to-maturity financial assets are non-derivative financial assets with a fixed maturity which the Company intends to hold until maturity. Available-for-sale financial assets are those non-derivative financial assets which are so designated by the Company or that do not fall into another category.

CICA 3855 requires that all financial assets, except those classified as held to maturity, and loans and receivables, must be re-measured at fair value. All financial liabilities must be measured at fair value when they are classified as held-for trading; otherwise, they are re-measured at amortized cost. Investments classified as available-for-sale are reported at fair market value based on market prices with unrealized gains or losses being excluded from earnings and reported as other comprehensive income or loss. Those instruments classified as held-for-trading, have gains or losses included in earnings in the period in which they arise.

Comprehensive income is the change in our net assets that results from transactions, events and circumstances from sources other than our shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding of gains and losses from available-for-sale securities which are not included in net income (loss) until realized and foreign currency translation gains or losses arising form the translation of the Company's self-sustaining foreign operations, if any.

The Company has made the following classifications:

- Cash and cash equivalents, which includes highly liquid term deposits, bank notes, and short term investments are classified as held-for-trading financial assets and measured at fair value.
- Accounts receivables and due from related parties are classified as loans and receivables and are initially measured at fair value. Subsequent measurements are recorded at amortized cost using the effective interest method.
- Accounts payable and accrued liabilities and deposits received are classified as other financial liabilities. They are initially measured at their fair value and subsequently measured at amortized costs using the effective interest rate method. Amortized premium or discount is charged to the statements of operations.

Transaction costs are included in the initial carrying amount of financial instruments except for held-for- trading items in which case they are expensed as incurred.

(Expressed in Canadian dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Financial instrument standards (continued)

Section 3855 also requires that embedded derivatives be identified and separated from the related host contract and be measured at fair value. Subsequent changes in fair value of embedded derivatives are recognized in the consolidated statement of operations in the period the change occurs.

Upon the adoption of these new standards as at July 1, 2007, the Company re-measured its financial assets and liabilities. The adoption of these new standards had no impact on the Company's consolidated financial statements.

In December 2006, the CICA issued Section 3862, "Financial Instruments - Disclosure" and Section 3863 "Financial Instruments - Presentation" to replace 3861 "Financial Instruments - Disclosure and Presentation". These new sections are effective for interim and annual financial statements with fiscal years beginning on or after October 1, 2007, but may be adopted in place of Section 3861, before that date. Transitional provisions are complex and vary based on the type of the financial instruments under consideration. Therefore, the Company has not yet determined the effect of these new standards on its financial statements. The revised section will be effective for the Company's financial year beginning July 1, 2008.

(ii) Accounting changes

On July 1, 2007, the Company adopted the CICA revised Section 1506, "Accounting Changes", which requires that: (a) a voluntary change in accounting principles can be made if, and only if, it is required by a primary source of GAAP, or the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The adoption of this standard had no impact on the Company's financial statements for year ended June 30, 2008.

(c) Significant Accounting Policies

(i) Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined ore bodies, reserves value beyond proven and probable mine life, fair values for purposes of impairment analysis, reclamation obligations, non-cash stock-based compensation and warrants, valuation allowances for future income tax assets, and future income tax liabilities. Actual results could differ from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ii) Foreign currency translation

All subsidiaries are considered to be integrated foreign operations and their financial statements are translated to Canadian dollars under the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at historical exchange rates. Revenues and expenses are translated at the average exchange rate in effect during the period. Realized and unrealized foreign exchange gains and losses are included in earnings.

(iii) Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

(iv) Short term investments

Short term investments comprise financial instruments with a maturity date between three months and a year as measured at the date of acquisition.

(v) Property, Plant and equipment

Property, plant and equipment are recorded at cost. Amortization is computed using the declining balance method at the following rates based on the nature and the useful lives of the assets.

Motor vehicle	20%
Office equipment and furniture	20%
Computer equipment	20%
Computer software	20%

(vi) Mineral property interests

Mineral rights and properties include the acquisition costs, direct exploration and development expenditures. Expenditures incurred for general exploration that does not result in the acquisition of mineral property interests with ongoing exploration or development potential are charged to operations. Upon commencement of commercial production, mineral property interests and capitalized expenditures are amortized over the mine's estimated life using the units of production method calculated basis on estimated reserves or resources.

The Company reviews the carrying value of each property that is in the exploration/development stage by reference to the project economics including the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company and others. The review of the carrying value of each producing property will be made by

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(vi) Mineral property interests (continued)

reference to the estimated future operating results and net cash flows. When the carrying value of a property exceeds its estimated net realizable amount, provision will be made for the decline in value. The carrying amount will be written off if the Company decides to abandon the property. The recoverability of the amounts capitalized for the undeveloped mineral properties and deferred exploration costs is dependent upon the determination of economically recoverable ore resources, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their exploration and development and future profitable production or proceeds from the disposition thereof.

(vii) Stock-based compensation plan

The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options granted to employees, officers, and directors is measured at fair value at the date of the grant using the Black-Scholes valuation model and is expensed in the consolidated statements of operations over the vesting period of the options granted. Stock options granted to consultants are measured at their fair value using the Black-Scholes valuation method.

Upon the exercise of the stock option, consideration received and the related amount transferred from contributed surplus are recorded as share capital.

(viii) Impairment of long-lived assets

Management of the Company reviews and evaluates the long-lived assets, including mineral property interests, property, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of the estimated fair value of the asset over its carrying value.

Whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write down is necessary.

(ix) Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ix) Asset retirement obligations (continued)

adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset. Management has determined no asset retirement obligations exist and no provision is necessary as at June 30, 2008.

(x) Income taxes

The Company uses the liability method of accounting for income taxes. Future income tax assets and liabilities are computed based on differences between the carrying amounts of existing assets and liabilities on the balance sheet and their corresponding tax value, using the enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from the potential unused losses carried forward and other deductions. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by use of a valuation allowance to reduce the asset to its estimated realizable amount.

(xi) Variable interest entities

Effective July 1, 2006, the Company adopted the Canadian Institute of Chartered Accountants Handbook Accounting Guideline 15, *"Consolidation of Variable Interest Entities"* ("AcG15"). Pursuant to AcG15, the Company is required to consolidate variable interest entities ("VIEs"), where it is the VIEs primary beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. The Company has concluded that its Chinese joint venture, Huaxi, is a variable interest entity requiring consolidation.

(xii) Earnings per share

Basic loss per share is computed by dividing the net loss by the weighted average number of outstanding common shares for the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average numbers of common shares outstanding assume that the proceeds to be received on the exercise of dilutive stock options or warrants are applied to repurchase common shares at the average market price for the year. For all years presented, the impact of stock options and warrants has been excluded as they would be anti-dilutive.

(Expressed in Canadian dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) New Canadian Accounting Pronouncements

(i) Financial Instrument Standards

In December 2006, the CICA issued Section 3862, "Financial Instruments - Disclosure" and Section 3863 "Financial Instruments - Presentation" to replace 3861 "Financial Instruments - Disclosure and Presentation". These new sections will be effective for interim and annual financial statements of the Company's reporting period beginning on July 1, 2008. The Company is currently evaluating the impact of the adoption of these new standards on its consolidated financial statements.

(ii) Capital Disclosures

As of July 1, 2008, the Company will be required to adopt CICA Section 1535 "Capital Disclosures", which will require companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements. The Company is assessing the impact on its Consolidated Financial Statements.

(iii) Assessing going concern

CICA handbook section 1400 "Assessing Going Concern" requires management to assess and disclose the Company's ability to continue as a going concern. The Company continues to monitor and assess the impact on its Consolidated Financial Statements as this new standard will become effective for the Company on July 1, 2008.

(iv) Convergence with IFRS

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

(v) Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets", which replaces Section 3062, "Goodwill and Other Intangible Assets" and Section 3450, "Research and Development Costs". Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. The new Section will be applicable to the Company's consolidated financial statements for

(Expressed in Canadian dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v) Goodwill and Intangible Assets (continued)

its fiscal year beginning July 1, 2009. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents of $1,379,378 (2007 - $10,174,978) consist of cash and bank notes. As at June 30, 2008, the Company holds bank discount notes with an aggregate market value of $463,808 (2007 - $7,815,575) and an aggregate face value of $467,000 (2007 - $7,860,000) yielding 3.14% (2007 - 4.4%) per annum to maturity September 17, 2008.

4. SHORT TERM INVESTMENTS

Short term investments of $10,192,000 (2007 - $4,813,505) consist of Guaranteed Investment Certificates ("GIC") of $10,192,000 yielding from 3.12% to 3.37% per annum with maturity dates through to June 3, 2009.

As at June 30, 2007, the short term investments of $4,813,505 consisted of bank notes with an aggregate face value of $5,000,000 yielding 4.81% per annum to maturity April 18, 2008.

5. LONG TERM PREPAID EXPENSES

Long term prepaid expenses are comprised of the following:

	June 30, 2008	June 30, 2007
Deposits for the acquisition of the Cheng Zong Licenses, Bingdihong Project, pending governmental approvals	$ -	$ 349,250
Advances to contractors for exploration activities on the Kang Dian Project	-	168,062
	$ -	$ 517,312

Deposits for the acquisition of the Cheng Zong Licenses are uncollectible, and a loss of $668,700 was recorded for the year ended June 30, 2008.

NEW PACIFIC METALS CORP.
Notes to the Consolidated Financial Statements
For years ended June 30, 2008 and 2007
(Expressed in Canadian dollars, unless otherwise stated)

6. MINERAL PROPERTY INTERESTS

	Kang Dian	Huaiji	Bingdihong	Total
Balance, June 30, 2006	$ 3,124,220	$ -	$ -	$ 3,124,220
Mineral property Interest addition on Huaxi acquisition	2,261,250	-	-	2,261,250
Purchase of mineral rights	-	35,331	161,780	197,111
Consulting	4,500	-	-	4,500
Geology	29,187	4,507	-	33,694
Geophysical and geochemical surveys	60,291	55,880	-	116,171
Site activities	65,347	115,461	-	180,808
Trenching	52,338	844	-	53,182
Tunnelling	104,250	-	-	104,250
Balance, June 30, 2007	5,701,383	212,023	161,780	6,075,186
Drilling & assay	-	533,582	-	533,582
Geology	-	12,378	-	12,378
Geophysical and geochemical surveys	94,923	36,430	-	131,353
Site activities	79,712	83,959	-	163,671
Trenching	80,766	172	13,275	94,213
Tunnelling	161,357	147,321	293,048	601,726
Other	14,739	5,234	-	19,973
Impairment loss	(6,132,880)	-	(468,103)	(6,600,983)
Balance, June 30, 2008	**$ -**	**$ 1,031,099**	**$ -**	**$ 1,031,099**

Although the Company has taken steps to verify title to the mineral property interests in which it, through its subsidiaries, has an interest, in accordance with industry standards for the stage of exploration of such properties, those procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

(a) Kang Dian Project

(i) Kang Dian Project - Acquisition of SKN Nickel & Platinum Ltd. from Silvercorp Metals Inc.

The Kang Dian property is comprised of seven properties, covered by eight exploration permits (82 square km) and four permit applications (813 square km), located 50 to 210 kilometres (km) west and southwest of Chengdu, the capital city of Sichuan Province, China.

In March 2004, the Company signed an option letter agreement with Silvercorp Metals Inc. ("SVM"), a related party by way of common directors, to acquire 100% of SVM's wholly owned subsidiary SKN Nickel & Platinum Ltd. ("SNP") by meeting the required capital commitment of SNP under the joint venture contract, and thereby the Kang Dian Project through the issuance of a total of 6,500,000 common shares at a deemed price of $0.375 per share to SVM for a value of $2,437,500.

During the year ended June 30, 2007, the Company exercised it option, effective August 31, 2006, to acquire SNP and completed the issuance of 6,500,000 (2006 - 4,500,000) common shares into escrow. By June 30, 2008, all the 6,500,000 (2007 - 4,891,667) common shares have been released from escrow. During year ended June 30, 2008, a total of 1,608,333 (2007 - 2,816,655) common shares were released from escrow.

(Expressed in Canadian dollars, unless otherwise stated)

6. MINERAL PROPERTY INTERESTS (CONTINUED)

(a) Kang Dian Project (continued)

(ii) Kang Dian Project - SKN Nickel & Platinum interest in Sichuan Huaxi Mining Co. Ltd.

Since November 2003, SKN Nickel & Platinum Ltd. ("SNP") has been party to agreements whereby SNP has the right to acquire a 75% interest in exploration permits located in Sichuan Province, China. The agreements with the permits, and permit applications, cover several nickel-copper-platinum group metal prospects (collectively called the "Kang Dian Project"). SNP's contributions under the terms of the agreements are to contribute US$2.5 million to the joint venture company, representing 97% of the registered capital of Sichuan Huaxi Mining Co. Ltd. ("Huaxi") over a period of four years. Once SNP has earned its interest, contributions to fund the exploration and development of the Kang Dian Project are to be made pro rata. The interest of the Chinese property owners cannot be diluted to less than 12% if they elect not to make cash contributions. As of June 30, 2007, SNP had contributed a total of $2,857,805 (US$2.5 million) to Huaxi to fully earn its 75% interest of Huaxi and accordingly, the Company has fully earned its 75% interest in the Kang Dian Project.

(iii) Kang Dian Project - Other

During the year ended June 30, 2007, Huaxi entered into two agreements to sell two of its exploration licenses to an unrelated Chinese party for $167,640 (RMB¥1.2 million), subject to Chinese regulatory approvals. During the year ended June 30, 2008, Huaxi entered into another agreement with the same party to sell another exploration license for $59,440 (RMB¥0.4 million). As at June 30, 2008, total deposits of $208,040 (RMB¥1.4 million) (2007 - RMB¥0.4 million or $50,292) have been received and are refundable if the transfer of the licenses is not approved by Chinese government.

(iv) Kang Dian Project – Acquisition Allocation

The fair value of assets and liabilities acquired on the acquisition of a 75% interest in Huaxi is summarized as follows:

Net assets acquired:		
Cash received	$	1,204,158
Other receivables		29,356
Prepaid expenses		1,257
Long term prepaids		517,312
Property, plant and equipment		100,047
Mineral property interests		5,676,921
Accounts payable and accrued liabilities		(50,543)
Future income tax liabilities		(1,486,221)
Non-controlling interest		(696,982)
	$	**5,295,305**

(Expressed in Canadian dollars, unless otherwise stated)

6. MINERAL PROPERTY INTERESTS (CONTINUED)

(a) Kang Dian Project (continued)

(v) Kang Dian Project – Impairment Loss

During the year ended June 30, 2008, the Company decided to terminate the Kang Dian Project as the exploration results were determined not favourable. Consequently, the Company decided to write off this project resulting in a total impairment loss of $6,132,880.

(b) Huaiji Project

In December 2006, the Company entered into a Declaration of Trust Agreement (the "Trust Agreement") with Yunnan Jin Chang Jiang Mining Co. Ltd. ("JCJM" and the "Trustee"), an indirectly wholly owned subsidiary of SVM, to hold in trust for the Company, two exploration permits located in Guangdong Province, China. The two permits ("XSK" and "HNK" collectively called the "Huaiji Project") cover a total area of approximately 160 square kilometers, and are held in the name of JCJM. Pursuant to the Trust Agreement, the Company paid $35,331 (US$30,000) to the Trustee to compensate its direct cost of permit application, property visits, sampling, and the preparation of technical reports prior to the Trust Agreement. The payment of $35,331 was capitalized as the acquisition cost of the Huaiji Project under mineral property interests.

On January 25, 2007, the Company advanced $1,461,092 (US$1,240,000) to JCJM to carry out exploration activities on the Huaiji Project on behalf of the Company. On June 19, 2008 the Company advanced a further $2,033,200 (US$2,000,000) to JCJM for the same purpose. For the year ended June 30, 2008, JCJM incurred exploration expenditures of $819,076 (2007 - $176,692).

As at June 30, 2008, cash held by JCJM, subject to a trust agreement, on behalf of the Company, totals $2,391,258 (2007 - $1,165,098), which is unsecured, non-interest bearing and due on demand.

(c) Bingdihong Project

On February 16, 2007, the Company's subsidiary, Huaxi, had acquired through an auction by the Sichuan Government Authorities, a 100% interest in an exploration license (the "Dahe License") covering 56.67 square kilometers and entered into agreements to acquire an 80% interest in three exploration licenses totaling 9.87 square kilometers and three iron ore mining licenses totaling 1.34 square kilometers (the "Cheng Zong Licenses") from Cheng Zong Mining ("Cheng Zong"), a private local Chinese mining company, in the Yanyuan County, Sichuan Province, China. The seven licenses are referred to as the "Bingdihong Project" or the "Bingdihong Licenses".

The Company will have access to the roads Cheng Zong has built to facilitate the surface mining of the iron ore and its shipment to various steel mills nearby. Cheng Zong will retain a 20% interest in the Cheng Zong Licenses and the right to mine 100% of the iron ore at surface.

(Expressed in Canadian dollars, unless otherwise stated)

6. MINERAL PROPERTY INTERESTS (CONTINUED)

(c) Bingdihong Project (continued)

The total cash consideration for the acquisition of the Bingdihong Project is $0.96 million (RMB¥6.13 million) comprised of $161,780 (RMB¥1.13 million) for the Dahe License, which was paid in full during the year ended June 30, 2007, and $0.8 million (RMB¥5.0 million) for the Cheng Zong Licenses.

The payment terms for the Cheng Zong Licenses are as follows: $0.32 million (RMB¥2.0 million) to be paid upon the transfer of exploration rights; $0.32 million (RMB¥2.0 million) within 10 days of executing a four private party guarantee agreement; and, $0.16 million (RMB¥1.0 million) within 10 days of receipt of notice of Chinese government approvals.

As of June 30, 2008, $668,700 (RMB¥4.5 million) (2007 - $349,250 or RMB¥2.5 million) has been paid with respect to Cheng Zong Licenses.

During the year ended June 30, 2008, the Company decided to terminate the Bingdihong Project as the exploration results were determined to be unfavourable. Consequently, the Company decided to write off this project resulting in an impairment of $468,103 and an expense of $668,700 reflecting a provision for uncollectable deposits.

7. PROPERTY, PLANT AND EQUIPMENT

	June 30, 2008			June 30, 2007		
	Cost	Accumulated amortization	**Net book value**	Cost	Accumulated amortization	Net book value
Motor vehicle	$ 87,162	$ 23,323	**$ 63,839**	$ 87,162	$ 7,363	$ 79,799
Office equipment and funiture	29,782	5,952	**23,830**	12,065	1,941	10,124
Computer equipment	15,008	4,160	**10,848**	12,523	1,654	10,869
Computer software	30,693	5,768	**24,925**	935	156	779
	$ 162,645	$ 39,203	**$ 123,442**	$ 112,685	$ 11,114	$ 101,571

8. SHAREHOLDERS' EQUITY

(a) Share Capital - Authorized share capital

Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value

(b) Share Capital - Issued and outstanding

During the year ended June 30, 2007, the Company exercised it option, effective August 31, 2006, to acquire SNP and issued the remaining 2,000,000 common shares into escrow, thereby satisfying

(Expressed in Canadian dollars, unless otherwise stated)

8. SHAREHOLDERS' EQUITY (CONTINUED)

(b) Share Capital - Issued and outstanding (continued)

the requirement to issue 6,500,000 (2006 - 4,500,000) common shares to SVM. The escrow shares hold voting rights. By June 30, 2008, all the 6,500,000 (2007 - 4,891,667) common shares have been released from escrow. During the year ended June 30, 2008, a total of 1,608,333 (2007 - 2,816,655) common shares were released from escrow.

(c) Share Purchase Warrants

The continuity of share purchase warrants, as at June 30, 2008, is as follows:

Outstanding as at June 30, 2007 and 2008	Exercise price per warrant		Expiry date
2,587,499	$	3.00	March 15, 2009
2,587,499			

On February 21, 2008, the Company obtained the approval from the TSX Venture Exchange to extend the expiry date of the common share purchase warrants issued by the Company in its March 2007 private placement from March 15, 2008 to March 15, 2009. The exercise price of these warrants remains unchanged at $3.00. Upon the extension of the warrants, a total of $543,745, the incremental fair value of the extended warrants, was charged to deficit with a corresponding amount credited to contributed surplus. There were no changes to the warrants outstanding during the year ended June 30, 2008.

(d) Stock options

The continuity schedule of incentive stock options, as at June 30, 2008, is as follows:

	Number of options	Weighted average exercise price per share	
Balance, June 30, 2006	2,365,000	$	0.56
Options granted	605,000		1.21
Options exercised	(521,137)		0.56
Options forfeited	(265,005)		1.04
Balance, June 30, 2007	2,183,858	$	0.69
Options granted	942,000		1.93
Options exercised	(245,853)		0.61
Options forfeited	(13,432)		1.13
Balance, June 30, 2008	**2,866,573**	**$**	**1.10**

(Expressed in Canadian dollars, unless otherwise stated)

8. SHAREHOLDERS' EQUITY (CONTINUED)

(d) Stock options (continued)

During the year ended June 30, 2008, the Company granted 942,000 incentive stock options to a director, officers, and employees at a strike price ranging from $1.55 to $3.05 per share and exercisable for five years, subject to a vesting schedule over a three year term.

The 450,000 stock options granted on July 17, 2007 repriced to $1.55 from $2.50 must obtain disinterested shareholder approval, for the repricing of the insider incentive stock options, at the next annual general meeting of the Company in order for the re-priced options to be exercisable.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2008	2007
Risk free interest rates	**2.60% to 4.69%**	3.74% to 4.66%
Expected lives of options	**1 to 5 years**	1 to 5 years
Expected volatilities	**78% to 166%**	123% to 142%
Dividend per share	**$0.00**	$0.00

The average fair value of options granted during the period is $1.83 (2007 - $1.38) per option. For the year ended June 30, 2008, a total of $864,042 (2007 - $748,291) has been recognized as stock-based compensation expense.

The following table summarizes information about stock options outstanding as at June 30, 2008:

Exercise prices	Number outstanding and exercisable at June 30, 2008	Weighted average remaining contractual life(years)
$		
0.55	425,000	1.27
0.56	445,000	2.69
0.60	685,000	0.89
0.60	10,000	1.15
0.88	37,143	3.16
1.25	328,858	3.42
1.55	450,000	4.05
1.55	85,572	4.59
1.85	200,000	4.74
3.05	200,000	4.87
	2,866,573	2.70

Subsequent to June 30, 2008, a total of 21,000 options were exercised for proceeds of $11,760, and a total of 29,000 options at an exercise price of $0.56 were cancelled.

(Expressed in Canadian dollars, unless otherwise stated)

9. RELATED PARTY TRANSACTIONS

The following summarizes the company's relationship with related parties:

Silvercorp Metals Inc. (SVM)	- company with common directors and officers
Yunnan Jin Chang Jiang Mining Co.Ltd. (JCJM)	- wholly-owned subsidiary of SVM
Kipling Resources Ltd./07999512 BC Ltd. (KR)	- company controlled by a director of the Company
R.Feng Consulting Ltd. (RF)	- company controlled by the Company's CEO
Hong & Wong Partnership (HW)	- former officer of the Company

During the year the Company entered into the following transactions with related parties:

	2008	2007
General and administrative fees (SVM)	$ **207,426**	$ 449,470
Consulting fees (RF and KR)	**163,500**	109,500
Property, plant and equipment charge (JCJM)	**33,548**	11,150
Accounting fees (HW)	**3,000**	13,121
	$ **407,474**	$ 583,241

Yunnan Jin Chang Jiang Mining Co. Ltd. ("JCJM" and the "Trustee"), is an indirectly wholly owned subsidiary of SVM. Pursuant to the Declaration of Trust Agreement dated December 2006, JCJM is holding the Huaiji Project in trust for the Company.

Silvercorp Metals Inc. ("SVM") has a director and certain officers in common with the Company and shares office space and provides various general and administrative services to the Company. On October 16, 2007, the Company entered into an agreement with SVM to formalize the methods and procedures for the allocation of general and administrative services and the office space rental. Pursuant to the agreement, SVM charges the Company: 1) employees' salaries and benefits are charged to the Company based on the actual hours worked for the Company per their time sheets; 2) 25% of its total office rental expense; 3) other general and administrative expenses and third party costs incurred on half of the Company on a cost-recovery basis.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(Expressed in Canadian dollars, unless otherwise stated)

9. RELATED PARTY TRANSACTIONS (CONTINUED)

As at June 30, 2008, the balances due from and to related parties are as follows:

		2008		2007
Due from related party:				
Yunnan Jin Chang Jiang Mining Co. Ltd.	$	**2,391,258**	$	1,165,098
Due to related parties:				
Silvercorp Metals Inc.	$	**20,459**	$	-
R.Feng Consulting Ltd.		**6,000**		-
	$	**26,459**	$	-

The balances with related parties are unsecured, non-interest bearing, and due on demand.

10. FUTURE INCOME TAXES

The reported income tax recovery differs from the amount computed by applying the cumulative Canadian federal and provincial income tax rates to the loss as follows:

		2008		2007
Reported loss for the year before taxes and non-controlling interest	$	**8,897,531**	$	1,624,607
Statutory rate		**32.81%**		34.12%
Computed tax recovery at statutory rate		**2,919,280**		554,316
Difference in foreign tax rates		**(573,304)**		(17,787)
Non-deductible items		**(351,050)**		(306,953)
Change in valuation allowance		**(573,719)**		-
Other		**50,951**		(229,576)
	$	**1,472,158**	$	-

Effectively January 1, 2008, the general income tax rate in China was reduced to 25% from 33% under the Chinese Enterprise Income Tax Law ("EIT Law"). EIT Law also introduced a five year transitional grandfathering relief to Foreign Investment Enterprises ("FIE"). If a qualifying FIE has not fully utilized its five-year tax holiday (two-year exemption and three-year 50% reduction of the applicable tax rate from the first year of a net profit recorded) under the previous Chinese income tax laws, it would be allowed to continue to receive such a tax holiday during the five-year grandfathering period. However, if a qualifying FIE had not commenced the tax holiday period, the holiday was deemed to commence from January 1, 2008, the effective date of EIT Law. Huaxi is considered as Foreign Investment Enterprises ("FIE") in China, but has not yet recorded a net profit in the year ended June 30, 2008 and all preceding years.

10. FUTURE INCOME TAXES (CONTINUED)

The approximate tax effect of each type of temporary difference that gives rise to the Company's future taxes are as follows:

Future Income Tax Assets ("FITA")		2008		2007
Operating loss carry forward	$	**532,369**	$	399,132
Excess tax value of property, plant, and equipment over reported values		**1,562**		733
Excess tax value of mineral property interest over reported values		**448,052**		-
Share issuance costs		**39,576**		61,292
Other		**13,317**		-
		1,034,876		461,157
Valuation allowance		**(1,034,876)**		(461,157)
	$	**-**	$	-
Future Income Tax Liabilities ("FITL")				
Excess book value of mineral property interest over tax value		-		1,472,518
	$	-	$	1,472,518

As at June 30, 2008, the Company has Canadian non-capital losses of approximately $2.2 million (2007 - $1.3 million), which will expire on various dates beginning May 31, 2011.

11. FINANCIAL INSTRUMENTS

(a) Fair value

The fair values of the Company's cash and cash equivalents, short term investments, due from related party, other receivables, accounts payable and accrued liabilities, deposits received, and amount due to related parties are estimated to approximate their carrying values as they are short term in nature. The fair value of any long term investments is reported based on quoted market prices or estimated using a standard financial valuation model, if a market value is not available.

(b) Exchange risk

The Company undertakes transactions denominated in foreign currencies and as such is exposed to risks due to fluctuations in foreign exchange rates.

The Company conducts certain of its operations in Chinese Yuan and thereby a portion of the Company's assets, liabilities, revenues and expenses are denominated in RMB¥, which was tied to the U.S. Dollar until July 2005 and is now tied to a basket of currencies of China's largest trading partners. The RMB¥ is not a freely convertible currency.

As at June 30, 2008, approximately $0.4 million (2007 - approximately $0.7 million) of cash and cash equivalents and short term investments were held in RMB¥.

11. FINANCIAL INSTRUMENTS (CONTINUED)

(c) Interest rate risk

The Company has no interest-bearing debt and so is not exposed to interest rate risk.

(d) Credit risk

The Company is exposed to credit risk with respect to other receivables. The Company undertakes credit evaluations of debtors as necessary and has monitoring processes intended to mitigate credit risks. The Company has other receivables from debtors primarily in China engaged in the mining and milling of base and polymetallic metals industry.

The Company is exposed to credit risk with respect to cash equivalents and accounts receivable. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The cash equivalents consist mainly of short-term investments, such as money market deposits. None of the cash equivalents were in asset backed commercial papers. The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Company's Board of Directors. Management believes the risk of loss to be remote.

The mining industry in China may be affected by economic factors that may impact accounts receivable. Management does not believe that the mining industry or geographic region within China represents a significant credit risk.

(e) Commodity price risk

The Company is not yet subject to direct price risk from fluctuations in market prices of commodities, and the Company has elected not to actively manage the exposure to the commodity price risk at this time.

12. SEGMENTED INFORMATION

(a) Industry Information

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral property interests.

(Expressed in Canadian dollars, unless otherwise stated)

12. SEGMENTED INFORMATION (CONTINUED)

(b) Geographic Information

(i) Summary of operating results of each geographic segment:

	China	Canada	Total
As at June 30, 2008			
Mineral property interests	**$ 1,031,099**	**$ -**	**$ 1,031,099**
Property, plant and equipment	**96,526**	**26,916**	**123,442**
As at June 30, 2007			
Mineral property interests	$ 6,075,186	$ -	$ 6,075,186
Property, plant and equipment	100,046	1,525	101,571

(ii) Summary of operating results of each geographic segment:

	China	Canada	Total
As at June 30, 2008			
Mineral property interests	**$ 1,031,099**	**$ -**	**$ 1,031,099**
Property, plant and equipment	**96,526**	**26,916**	**123,442**
As at June 30, 2007			
Mineral property interests	$ 6,075,186	$ -	$ 6,075,186
Property, plant and equipment	100,046	1,525	101,571

NEW PACIFIC METALS CORP.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the year ended June 30, 2009
(Expressed in Canadian Dollars, except share, per share data)

DATE OF REPORT As at September 28, 2009

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Company's audited consolidated financial statements for the year ended June 30, 2009 and related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. In addition, the following should be read in conjunction with the related Annual Information Form, as well as other information relating to New Pacific Metals Corp. (the "Company") on file with the Canadian provincial securities regulatory authorities, on SEDAR at www.sedar.com and the Company's website at www.newpacificmetals.com. This Management's Discussion and Analysis contains "forward looking" statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in Canadian ("CAD") dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", and other similar words, or statements that certain events or conditions "may" or "will" or "can" occur. Forward-looking statements are based on the opinions and estimates of management on the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration, development, and mining of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this report under the heading "Outlook". There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

COMPANY OVERVIEW

New Pacific Metals Corp. ("the Company") is an exploration stage company engaged in the acquisition and exploration of mineral properties in the People's Republic of China ("China"). The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol NUX.

The Company's focus is exploring for gold poly-metallic metals in the Dayao mountain range located in Guangdong Province (the "Huaiji Project") in China.

The Company's strategy is to strengthen and grow through the exploration and development of its current portfolio of China based projects, as well as to acquire further high potential mineral prospects in China.

The current economic and financial conditions don't have significant impact on the Company's operations and exploration activities, as the Company's working capital as at June 30, 2009 are sufficient for its present needs, specifically, to continue the administration and exploration activities at current level for the next 12 months.

EXPLORATIONS

Exploration expenditures for the year ended June 30, 2009 totalled $2,536,777 (2008 - $1,556,896), of which $2,157,879 represented exploration incurred at the Huaiji Project and $378,898 represented expenditures incurred at the Sichuan Project.

(Expressed in Canadian Dollars, except share, per share data)

(a) Huaiji Project

The Huaiji Project is composed of two gold-polymetal exploration permits referred to as "HNK" and "XSK", covering a total area of approximately 160 square kilometers, located in Guangdong Province, China. It was originally held by Yunnan Jin Chang Jiang Mining Co. Ltd. ("JCJM"), a wholly owned subsidiary of Lachlan Gold Ltd. ("Lachlan"), in trust for the Company pursuant to the Declaration of Trust Agreement (the "Trust Agreement") the Company entered in December 2006. Lachlan was an indirectly wholly owned subsidiary of Silvercorp Metals Inc. ("SVM"), which is related to the Company through common directorship.

In March 2009, the Company acquired 100% equity interest in Lachlan for cash consideration of $37,742 through a share purchase agreement (the "Agreement") with Fortune Mining Ltd., which was the parent company of Lachlan and a wholly owned subsidiary of SVM, and became the legal owner of the Huaiji Project.

During the year ended June 30, 2009, the Company incurred exploration expenditures of $2,157,879 and completed 5,335 meters of diamond drilling, and 1,886 meters of underground tunneling.

Up to June 30, 2009, the Company had incurred total exploration expenditures of $3,188,978 at the Huaiji Project, and had completed a total of 15,279 meters diamond drilling and 1,956 meters of underground tunneling.

For further information about gold mineralization intersected at the HNK project, please refer to the Company's news releases dated on April 29, 2009 and February 16, 2009 on the Company's website.

(b) Kang Dian Project

The Kang Dian Project was suspended and written off during the year ended June 30, 2008. It was comprised of seven properties, covered by eight exploration permits and four permit applications, located 50 to 210 kilometres (km) west and southwest of Chengdu, the capital city of Sichuan Province, China. The primary focus on the Kang Dian project in fiscal 2009 was to wind up the project and dispose its exploration permits whenever possible.

During the year ended June 30, 2007, Huaxi entered into two agreements to sell two of its exploration permits to an unrelated Chinese party for $167,640 (CNY¥1,200,000), subject to Chinese regulatory approvals. During the year ended June 30, 2008, Huaxi entered into another agreement with the same party to sell another exploration permit for $59,440 (CNY¥400,000). As at June 30, 2008, total deposits of $208,040 (CNY¥1,400,000) have been received and were refundable if the transfer of the permits were not approved by Chinese government.

During the year ended June 30, 2009, two agreements entered in fiscal year 2007 have been fully settled, and a gain of $217,560 (CNY¥1,200,000) was recognized. Another agreement was cancelled based on mutual consent of both parties, $26,925 (CNY¥150,000) deposit was refunded and $8,105 (CNY¥50,000) was forfeited.

During the year ended June 30, 2009, the Company entered into another agreement to sell one permit for $223,320 (CNY¥1,200,000). In April 2009, the transfer agreement was approved by the government, and a gain of $188,242 (CNY¥1,011,510) was recognized.

During the year ended June 30, 2009, the Company incurred expenditures of $115,738 to wind up the Kang Dian Project. All of the expenditures have been charged to general exploration on the consolidated statements of loss.

(Expressed in Canadian Dollars, except share, per share data)

Subsequent to June 30, 2009, the Company entered into an agreement to transfer another permit to a third party for $295,020 (CNY¥1,800,000), subject to Chinese regulatory approval, and a refundable deposit of $88,506 (CNY¥540,000) was received.

(c) Bingdihong Project

The Bingdihong Project was abandoned and written off during the year ended June 30, 2008. Consequently, a total of $468,103 impairment charges and a provision of uncollectable deposits of $668,700 was recorded on the consolidated statements of loss during the year ended June 30, 2008.

(d) Sichuan Project

During the year ended June 30, 2009, Huaxi obtained five exploration permits of copper-poly-metal and nickel-poly-metal (collectively called "Sichuan Project"), located in Sichuan Province, China, for a total cost of $3,731.

As of June 30, 2009, the Company incurred expenditures of $375,167 to conduct its preliminary geophysical surveys and a drilling program at Sichuan Project. A total of 925 meters of drilling and 215,000 meters of geological survey were completed in fiscal 2009.

(e) Project Expenditures

The continuity schedule of mineral property interest acquisition costs and deferred exploration and development expenditures are as follows:

Expenditures	Huaiji	Sichuan	Total
Balance, June 30, 2008	1,031,099	-	1,031,099
Mineral property interest acquisition costs	-	3,731	3,731
Capitalized exploration and development costs			
Consulting	2,291	-	2,291
Drilling and assay	1,179,731	161,486	1,341,217
Geology	-	762	762
Geophysical and geochemical surveys	-	204,352	204,352
Site activities	144,276	7,527	151,803
Tunneling	831,581	(2,703)	828,878
Other	-	3,743	3,743
Balance, June 30, 2009	**$ 3,188,978**	**$ 378,898**	**$ 3,567,876**

RISK FACTORS

The Company is subject to many risks which are outlined in the Annual Information Form 51-102F2, and the NI 43-101 Technical Reports, which are available on SEDAR at www.sedar.com. In addition, please refer to *Section Financial Instruments* for the analysis of financial risk factors.

(Expressed in Canadian Dollars, except share, per share data)

RESULTS OF OPERATIONS

For the year ended June 30, 2009

(a) Highlights

For the year ended June 30, 2009, the Company incurred a loss of $925,846, or $0.03 per share (2008 - loss $6,746,348 or $0.21 per share). The loss decreased by $5.8 million was mainly because no impairment charge was recorded in fiscal 2009, while a total of $7,269,683 impairment loss recorded in fiscal 2008 due to the suspension of the Kang Dian Project and the Bingdihong Project.

(b) Expenses

During the year ended June 30, 2009, the Company incurred total expenses of $1,702,019 (2008 - $9,492,674). Those expenses were mainly comprised of general exploration $134,442 (2008 - $8,571), investor relations $128,311 (2008 - $349,074), salaries and benefits $324,691 (2008 - $249,959), office and administration $121,755 (2008 - $236,005), stock-based compensation $932,817 (2008 - $864,042), offset by foreign exchange gain $438,961 (2008 - $30,352).

The total expenses decreased by $7,790,655 to $1,702,019 as compared to the prior year were mainly because no impairment charge was recorded in 2009, while a total of $7,269,683 impairment losses were recorded in 2008. Other factors caused the decrease were:

(i) General exploration

During the year ended June 30, 2009, general exploration expenses increased by $125,871 to $134,442 (2008 - $8,571) as a result of winding up the Kang Dian Project.

(ii) Investor relations

During the year ended June 30, 2009, investor relations expenses decreased by $220,763 to $128,311 (2008 - $349,074) as fewer conferences and shows were attended in fiscal 2009.

(iii) Salaries and benefits

During the year ended June 30, 2009, salaries and benefits expenses increased by $74,732 to $324,691 (2008 - $249,959). The increase was mainly attributed to the increase of administration staff at Huaxi and the acquisition of JCJM in fiscal 2009.

(iv) Office and administration

During the year ended June 30, 2009, office and administration expenses decreased by $114,250 to $121,755 (2008 - $236,005). Excluding the donations of $113,900 made in May 2008, the office and administration expenses in fiscal 2009 were consistent with fiscal 2008.

(v) Stock-based compensation

During the year ended June 30, 2009, stock-based compensation increased by $68,775 to $932,817 (2008 - $864,042) due to more stock options granted during the year.

(vi) Foreign exchange gain

During the year ended June 30, 2009, a foreign exchange gain of $438,961 (2008 - $30,352) was

(Expressed in Canadian Dollars, except share, per share data)

recognized due to the strengthening Chinese Yuan against Canadian Dollars.

(c) Interest Income

During the year ended June 30, 2009, interest income decreased by $283,679 to $311,464 as compared to $595,143 in last year as there was less average daily cash on hand and lower interest rates in fiscal 2009 compared to last year.

(d) Gain on Disposal of Mineral Property Interest

During the year ended June 30, 2009, the Company recognized a gain of $405,802 (CNY ¥2,211,510) (2008 - $nil) on disposal of three exploration permits of the Kang Dian Project, of which, $178,320 (CNY ¥1,200,000) was the deposit received in prior fiscal years.

(e) Loss on Disposal of Property, Plant and Equipment

During the year ended June 30, 2009, the Company recorded a loss of $9,198 (2008 - $nil) on the disposal of a machinery equipment and two pieces of computer equipment while no disposal of property, plant and equipment was made in prior year.

(f) Other Income

During the year ended June 30, 2009, the Company recorded other income of $68,105 (2008 - $nil). Other income was comprised of: $60,000 of the accrued liabilities write-off and $8,105 forfeiture of a deposit received as a result of the cancellation of exploration permit transfer agreement.

To date the Company has been in the exploration stage and has not earned significant revenue. The Company has not paid any dividends on its common shares.

Fourth Quarter - three months ended June 30, 2009

(a) Highlights

For the three months ended June 30, 2009 ("Q4 2009"), the Company incurred a loss of $409,398, or $0.01 per share (three months ended June 30, 2008 or Q4 2008 - $5,868,727 or $0.19 per share). Compared to the same quarter laser year, the loss decreased by $5.5 million as no impairment charge was recorded during the quarter while a total of $7,269,683 impairment loss was recorded due to the suspension of the Kang Dian Project and the Bingdihong Project in the same period last year.

(b) Expenses

In Q4 2009, the Company incurred total expenses of $643,956 (Q4 2008 - $8,130,659). Expenses were mainly comprised of: investor relations $71,835 (Q4 2008 - $314,165), salaries and benefits $77,692 (Q4 2008 - $61,699), office and administration $21,203 (Q4 2008 - $161,011), stock-based compensation $298,881 (Q4 2008 - $221,036), and foreign exchange loss $59,085 (Q4 2008 - gain $49,255)

Compared to the same quarter last year, the expenses were decreased by $7,486,703 to $643,956 as no impairment charge was taken during the quarter while a total of $7,269,683 impairment loss was recorded due to the suspension of Kang Dian Project and Bingdihong Project in the same period last year. Other factors contributed to the changes were:

(Expressed in Canadian Dollars, except share, per share data)

(i) Investor relations

Investor relations decreased by $242,330 to $71,835 compared to $314,165 recorded in the same quarter last year. The decrease was mainly due to fewer investor relation activities under the economic and financial crisis in Q4 2009 while the Company launched an advertising event to promote its new exploration and development activities at the Huaiji Project in Q4 2008.

(ii) Salaries and benefits

Salaries and benefits increased by $15,993 to $77,692 (Q4 2008 - $61,699) as a result of the acquisition of JCJM in March 2009.

(iii) Office and administration

Office and administration decreased by $139,808 to $21,203 (Q4 2008 - $161,011) as the Company donated $113,900 to the Sichuan Earthquake relief in May 2008 while no donation was made in Q4 2009.

(iv) Stock-based compensation

Stock-based compensation increased by $77,845 to $298,881 (Q4 2008 - $221,036) as more employee options were granted in Q4 2009.

(v) Foreign exchange (gain) loss

Foreign exchange loss of $59,085 was recorded in Q4 2009 while a foreign exchange gain of 49,255 was recorded in the same quarter last year.

(c) Interest Income

In Q4 2009, interest income decreased by $57,258 to $54,706 (Q4 2008 - $111,964) due to less cash on hand and lower interest rates in Q4 2009.

(d) Gain on Disposal of Mineral Property Interest

In Q4 2009, the Company recognized a gain of $188,242 (CNY ¥1,011,510) (Q4 2008 - $nil) on the disposal of an exploration permit of the Kang Dian Project. No disposal of mineral property interest was made in the same quarter last year.

(e) Loss on Disposal of Property, Plant and Equipment

In Q4 2009, the Company recorded a loss of $8,390 (Q4 2008 - $nil) on disposal of a machinery equipment. No disposal of property, plant and equipment was made in the same quarter last year.

(Expressed in Canadian Dollars, except share, per share data)

SUMMARY OF QUARTERLY RESULTS

	For the Quarters Ended			
	30-Jun-09	31-Mar-09	31-Dec-08	30-Sep-08
Expenses	**$ (643,956)**	$ (18,824)	$ (423,568)	$ (615,671)
Other income and expenses	**234,558**	82,584	312,510	146,521
Net (loss) income	**(409,398)**	63,760	(111,058)	(469,150)
Basic and diluted earnings (loss) per share	**(0.01)**	-	-	(0.01)
Total assets	**15,376,817**	15,630,760	14,821,056	14,964,647

	For the Quarters Ended			
	30-Jun-08	31-Mar-08	31-Dec-07	30-Sep-07
Expenses	$ (8,130,659)	$ (478,587)	$ (453,267)	$ (430,161)
Other income and expenses	111,964	160,731	166,702	155,746
Net (loss) income	(5,868,727)	(336,910)	(287,987)	(252,724)
Basic and diluted earnings (loss) per share	(0.19)	(0.01)	(0.01)	(0.01)
Total assets	15,193,844	22,862,481	22,851,877	22,883,392

The fluctuation of interest income from quarter to quarter was attributed to the change of cash and cash equivalent and short term investments balances, combined with the fluctuation of interest rate.

For the quarter ended June 30, 2009, the Company recorded a gain of $188,242 on disposal of an exploration permit of the Kang Dian Project.

For the quarter ended March 31, 2009, the Company recognized a foreign exchange gain of $474,714.

For the quarter ended December 31, 2008, the Company recognized a gain of $217,560 on the disposal of two exploration permits of the Kang Dian Project.

For the quarter ended June 30, 2008, the Company recorded a loss of $5,868,727 or $0.19 per share, primarily as a result of writing off the mineral property interest in the Kang Dian and the Bingdihong projects due to the unfavorable exploration results.

The expenses incurred by the Company are typical of junior exploration companies that have not yet established mineral reserves. The Company's expenditures fluctuated from quarter to quarter is mainly related to exploration activities conducted during the respective quarter.

SELECTED ANNUAL INFORMATION

	2009	2008	2007
Expenses	**$ (1,702,019)**	$ (9,492,674)	$ (1,833,885)
Other income	**776,173**	595,143	209,278
Net loss	**(925,846)**	(6,746,348)	(1,606,290)
Basic and diluted loss per share	**(0.03)**	(0.21)	(0.06)
Total assets	**15,376,817**	15,193,844	22,926,788

(Expressed in Canadian Dollars, except share, per share data)

LIQUIDITY AND CAPITAL RESOURCES

(a) *Working Capital*

As at June 30, 2009, the Company had a working capital position of $11,003,475 (June 30, 2008 - $13,655,885) comprised mainly of cash and cash equivalents $758,917 (June 30, 2008 - $1,379,378), short term investments $10,599,000 (June 30, 2008 - $10,192,000), receivables and prepaid expenses $94,818 (June 30, 2008 - 76,667), due from a related party $nil (June 30, 2008 - $2,391,258), offset by current liabilities of $449,260 (June 30, 2008 - $383,418).

(b) *Cash and Cash Equivalents*

During the year ended June 30, 2009, the Company's cash and cash equivalents decreased by $620,461 to $758,917 (2008 - $1,379,378) as a result of: cash used by operating activities of $227,055 (2008 - $739,273), cash used in investing activities of $485,907 (2008 - $8,205,151), and cash provided by financing activities of $110,160 (2008 - $148,824), and negative effect of foreign exchange rate on cash of $17,659.

(c) *Operating Activities*

During the year ended June 30, 2009, the net cash used by operating activities of $227,055 mainly resulted from loss of $925,846 (2008 - $6,746,348), offset by net changes of non-cash working capital $145,434 (2008 - $(3,556)), and items not affecting cash $553,357 (2008 - $6,010,631).

The net cash used by operating activities is mainly attributed to the Company's development of its infrastructure and corporate governance to support its increased acquisition and exploration activities.

(d) *Investing Activities*

During the year ended June 30, 2009, the Company's net cash used in investing activities of $485,907 (2008 - $8,205,151) was mainly attributable to the acquisition of mineral property interests $911,066 (2008 - $1,556,896), purchase of property, plant and equipment of $32,757 (2008 - $49,960), purchase of short term investments $407,000 (2008 - $5,378,495), increase in long term prepaid expenses of $nil (2008 - $151,388), deposit refunded to customers $26,925 (2008 - $nil), and advance to a related parties of $nil (2008 - $1,226,160), offset by net cash increased from acquisition of Lachlan $690,073 (2008 - $nil), net proceeds received from disposal of mineral property interest of $201,641 (2008 - $nil), proceeds received from disposal of property, plant and equipment of $127 (2008 - $nil), and deposits received from customers $nil (2008 - $157,748).

(e) *Financing Activities*

During the year ended June 30, 2009, the Company's net cash provided by financing activity of $110,160 (2008 - $148,824) was attributed to the shares issued for cash $110,160 (2008 - $148,824) upon exercise of options.

(f) *Liquidity and Capital Requirements*

The Company's cash and cash equivalent at June 30, 2009 was $758,917, which was a decrease of $620,461 from the balance of $1,379,378 at June 30, 2008. This decrease in liquidity in 2009 resulted from general operating activities of $227,055, exploration expenditures of $911,066, purchase of short term investment of $407,000, and purchase of property, plant and equipment of $32,757. The balance of the funding requirement was met from net cash received on acquisition of Lachlan $690,073, proceeds received from disposal of mineral property and interest of $201,641, and shares issued for cash of $110,160.

Based on the expenditures of fiscal 2009, the management believes that the working capital of the Company is sufficient to discharge liabilities as they come due and to fund planned project explorations in the coming year.

The Company is in the exploration stage and does not generate revenues. The Company relies on equity financing for its working capital requirements to fund its exploration activities. The Company has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures.

The Company has no purchase commitments and contractual obligations as of June 30, 2009.

FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, and credit risk in accordance with its risk management framework. The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

(a) Fair value

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments. The carrying amount of all financial instruments classified as current approximates their fair value because they are short term in nature.

(b) Liquidity risk

The liquidity risk is the risk that the Company will not be able to meet the obligations associated with its financial liabilities. The Company's financial liabilities mainly include accounts payable and accrued liabilities, deposit received, and due to related parties, and are current in nature. As of June 30, 2009, the Company has sufficient funds to meet its short tem financial liabilities. The Company handles liquidity risk through the management of its capital structure.

(c) Exchange risk

The Company undertakes transactions denominated in foreign currencies and as such is exposed to risks due to fluctuations in foreign exchange rates.

The Company conducts certain of its operations in China and thereby a portion of the Company's assets, liabilities, revenues and expenses are denominated in Chinese Yuan, which was tied to the U.S. Dollar until July 2005 and is now tied to a basket of currencies of China's largest trading partners. The CNY¥ is not a freely convertible currency.

The Company doesn't hedge its foreign currency risk, and the exposure of the Company's financial assets and financial liabilities to foreign exchange risk is summarized as follows:

The amounts are expressed in CAD equivalents		June 30, 2009		June 30, 2008
Canadian Dollar	$	**10,922,538**	$	13,568,046
United States Dollar		**209,595**		35,124
Chinese Yuan		**301,024**		429,118
Total financial assets	$	**11,433,157**	$	14,032,288
Canadian Dollar	$	**103,792**	$	165,124
Chinese Yuan		**345,468**		218,294
Total financial liabilities	$	**449,260**	$	383,418

As at June 30, 2009, with other variables unchanged, a 5% strengthening (weakening) of the Chinese Yuan relative to the Canadian dollar would have increased (decreased) net loss by approximately $2,222.

As at June 30, 2009, with other variables unchanged, a 5% strengthening (weakening) of the U.S. Dollar relative to the Canadian dollar would have decreased (increased) net loss by approximately $10,480.

(d) Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's cash equivalents and short term investments primarily includes highly liquid investments that earn interests at market rates that are fixed to maturity. The Company also holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. Because of the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of June 30, 2009.

(e) Credit risk

The Company is exposed to credit risk primarily associated to cash and cash equivalents, short term investments, and interest receivable from the financial institutions, as well as deposits paid to various vendors. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

None of the cash and cash equivalents were invested in asset backed commercial paper. The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Company's Board of Directors. Management believes the risk of credit loss to be remote.

RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

		Year ended June 30,		
Transactions with related parties		**2009**		2008
Silvercorp Metals Inc. (a)	$	**202,755**	$	207,426
R. Feng Consulting Ltd. (b)		**72,000**		43,500
0799952 BC Ltd.(c)		**126,000**		120,000
	$	**400,755**	$	370,926

The transactions with related parties during the period were measured at the exchange amount, which is the amount of consideration established and agreed by the parties.

(Expressed in Canadian Dollars, except share, per share data)

As at June 30, the balances with related parties, which are unsecured, non-interest bearing, and due on demand, are as follows:

Amount due to related parties			June 30, 2009		June 30, 2008
Silvercorp Metals Inc. (a)		$	30,288	$	20,459
R. Feng Consulting Ltd. (b)			-		6,000
		$	30,288	$	26,459

Amount due from a related party			June 30, 2009		June 30, 2008
Yunnan Jin Chang Jiang Mining Co. Ltd.	Note 4(a)	$	-	$	2,391,258

(a) Silvercorp Metals Inc. ("SVM") has a director and an officer in common with the Company and shares office space and provides various general and administrative services to the Company.

On October 16, 2007, the Company entered into an agreement with SVM to formalize the methods and procedures for the allocation of general and administrative services and the office space rental. Pursuant to the agreement, SVM charges the Company: 1) employees' salaries and benefits, which are charged to the Company based on the actual hours worked for the Company; 2) 25% of its total office rental expense; 3) other general and administrative expenses and third party costs incurred on half of the Company on a cost-recovery basis.

On June 22, 2009, the Company entered into an agreement with SVM to replace the above mentioned agreement. The new agreement revised the allocation percentage of the office rental to 15% from the original allocation of 25%.

(b) During the year ended June 30, 2009, the Company incurred $72,000 (2008 - $43,500) consulting fees for consulting services rendered by R. Feng Consulting Ltd., a company controlled by a director of the Company.

(c) During the year ended June 30, 2009, the Company paid $126,000 (2008 - $120,000) to 0799952 BC Ltd., a company controlled by a director and an officer of the Company, for consulting services.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet financial arrangements.

PROPOSED TRANSACTIONS

There are no proposed acquisitions or disposal of assets or businesses, other than those in the ordinary course, before the board of directors for consideration as at the date of this MD&A.

INITIAL ADOPTION AND CHANGE IN ACCOUNTING POLICIES

The significant accounting policies are outlined in the Note 2 to the Company's annual audited consolidated financial statements for the year ended June 30, 2009. The following are the summary of new adoptions and future changes in accounting polices.

(a) Initial Adoption

On July 1, 2008, the Company adopted the recommendations included in the following sections of the Canadian Institute of Chartered Accountants ("CICA") Handbook: Section 1400, "General Standard of Financial Statement Presentation"; Section 3862, "Financial Instruments - Disclosure" and Section 3863, "Financial

(Expressed in Canadian Dollars, except share, per share data)

Instruments – Presentation"; Section 1535, "Capital Disclosures"; and EIC-174 "Mining Exploration Costs". These new standards have no material impact on the classification and measurement in the Company's consolidated financial statements.

(i) General Standard of Financial Statement Presentation

The CICA handbook Section 1400, "General Standard of Financial Statement Presentation" was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The adoption of this new section has no significant impact on the classification and measurement to the Company's consolidated financial statements for the year ended June 30, 2009.

(ii) Financial Instrument Standards

Section 3862, "Financial Instruments - Disclosure" and Section 3863, "Financial Instruments - Presentation", replace Section 3861, "Financial Instruments - Disclosure and Presentation". Section 3862 "Financial Instruments – Disclosure", describes the required disclosures related to the significance of the financial instruments on the Company's financial position and performance and the nature and extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863, "Financial Instruments – Presentation", describes the standards for presentation of financial instruments and non-financial derivatives and carries forward the presentation requirements of Section 3861, "Financial Instruments - Disclosure and Presentation". Additional disclosure has been provided in note 9 to the Company's audited consolidated financial statements.

(iii) Capital Disclosures

Section 1535, "Capital Disclosure", establishes standards for disclosing information about an entity's capital and how it is managed. These standards require a company to disclose their objectives, policies, and processes for managing capital along with summary quantitative data about what it manages as capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and when a company has not compiled with capital requirement, the consequences of such non-compliance. Additional disclosure has been provided in note 10 to the Company's audited consolidated financial statements.

(iv) Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA issued EIC-174, "Mining Exploration Costs", which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The Company has applied this new abstract for the year ended June 30, 2009. There was no impact on the consolidated financial statements as a result of application.

(b) New Canadian Accounting Pronouncements

(i) Convergence with IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company's reporting no later than the first quarter ending September 30, 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company's accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. A diagnostic assessment of the Company's current accounting policies, systems and processes to identify the differences between current Canadian GAAP and IFRS is in progress,

(Expressed in Canadian Dollars, except share, per share data)

and the impact on our consolidated financial position and results of operations has not yet been determined. The Company intends to update the critical accounting policies and procedures to incorporate the changes required by IFRS conversion and the impact of these changes on its financial disclosures.

(ii) Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets", which replaces Section 3062, "Goodwill and Other Intangible Assets" and Section 3450, "Research and Development Costs". Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. The new section will be applicable to the Company's consolidated financial statements for the fiscal year beginning July 1, 2009. The Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

(iii) Business Combinations and Related Sections

In January 2009, the CICA issued Section 1582 "Business Combinations" to replace Section 1581. The Company shall apply this standard effective July 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with IFRS. The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 "Consolidated Financial Statements" and Section 1602 "Non-controlling Interests", which replace Section 1600 "Consolidated Financial Statements". Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

The Company is currently assessing the impacts of adoption of these sections on its consolidated financial statements.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the following securities were outstanding:

(a) Share Capital

Authorized - unlimited number of common shares without par value
Issued and outstanding - 31,825,988 common shares with a recorded value of $16,623,663
Shares subject to escrow or pooling agreements is nil.

(Expressed in Canadian Dollars, except share, per share data)

(b) Options

The outstanding options as at the date of this MD&A are summarized as follows:

Options outstanding	Exercise prices $	Expiry Date
425,000	0.55	October 5, 2009
380,000	0.56	March 8, 2011
24,143	0.88	August 28, 2011
287,000	1.25	November 30, 2011
450,000	1.55	July 16, 2012
82,572	1.55	January 30, 2013
200,000	1.85	March 25, 2013
200,000	3.05	May 12, 2013
1,193,000	0.50	January 18, 2014
3,241,715		

ADDITIONAL INFORMATION IN RELATION TO THE COMPANY

Additional information relating to the Company:

- may be found on SEDAR at www.sedar.com;
- may be found at the Company's web-site www.newpacificmetals.com;
- may be found in the Company's annual information form; and,
- is also provided in the Company's annual audited consolidated financial statements for the years ended June 30, 2009 and June 30, 2008.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, reliable and timely. Management is also responsible for establishing adequate internal controls over financial reporting to provide sufficient knowledge to support the representations made in this MD&A and the consolidated financial statements for the year ended June 30, 2009.

The management of the Company has filed the Venture Issuer Basic Certificate with the Annual Filings on SEDAR at www.sedar.com.

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("MI 52-109"), the venture issuer certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as defined in MI52-109. In particular, the certifying officers filing certificates for venture issuers are not making any representations relating to the establishment and maintenance of:

(i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified inn securities legislation, and

(ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's generally accepted accounting principles.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates(s).

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency, and timeliness of interim and annual filings and other reports provided under securities legislation.

OUTLOOK

The Company's strategy is to strengthen and grow through the exploration and development of its current portfolio of China based projects, as well as to acquire further high potential mineral prospects to enhance shareholders value.

Based on the significant drifting results during the year, the Company will continue with the extensive underground tunneling program at the Huaiji Project in order to advance the mineralized zones to mineral resources or reserves.

At Sichuan Project, the Company will conduct soil geochemical survey for gold while further evaluating the results from previous exploration programs.

Amended (Note 7(b))


New Pacific Metals Corp
新太平洋金属有限公司

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(Unaudited, expressed in Canadian Dollars)

Amended (Note 7(b))

NEW PACIFIC METALS CORP.
Consolidated Balance Sheets
(Unaudited, expressed in Canadian Dollars)

	Notes		March 31, 2010		June 30, 2009
ASSETS					
Current					
Cash and cash equivalents		$	1,940,049	$	758,917
Short term investments			7,907,541		10,599,000
Receivables and prepaid expenses	3		539,398		94,818
			10,386,988		11,452,735
Reclamation deposit			55,320		55,320
Long term investments	4		115,080		-
Mineral property interests	5		3,797,873		3,567,876
Plant and equipment	6		268,287		300,886
		$	14,623,548	$	15,376,817
LIABILITIES					
Current					
Accounts payable and accrued liabilities		$	304,022	$	418,972
Deposits received	5		80,352		-
Due to related parties	8		140,436		30,288
			524,810		449,260
SHAREHOLDERS' EQUITY					
Share capital	7		16,707,223		16,623,663
Contributed surplus			12,953,823		12,640,292
Accumulated other comprehensive income			62,794		-
Deficit			(15,625,102)		(14,336,398)
			14,098,738		14,927,557
		$	14,623,548	$	15,376,817

APPROVED BY THE DIRECTORS

(Signed) Jack Austin
Director

(Signed) Rui Feng
Director

See accompanying notes to the unaudited interim consolidated financial statements

Amended (Note 7(b))

NEW PACIFIC METALS CORP.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Unaudited, expressed in Canadian dollars except for per share figures)

	Notes	Three months ended March 31, 2010	Three months ended March 31, 2009	Nine months ended March 31, 2010	Nine months ended March 31, 2009
Expenses	8(a)				
Audit and accounting		$ 15,390	$ 15,426	$ 40,531	$ 59,626
Consulting		67,074	49,870	167,105	157,929
Depreciation		5,006	6,194	14,806	18,475
Filing and listing		3,985	2,365	12,291	10,428
Foreign exchange loss (gain)		3,665	(474,714)	39,478	(498,046)
General exploration		71,862	25,249	88,729	134,078
Investor relations		12,414	5,730	63,132	56,476
Legal and professional fees		5,884	5,623	17,950	14,104
Salaries and benefits		116,529	72,443	297,892	246,999
Office and administration		29,905	32,788	121,651	101,697
Rent		18,672	30,905	50,750	73,822
Stock-based compensation	7(b)	78,817	224,610	353,841	633,936
Travel and promotion		15,562	22,335	99,060	48,539
Loss before other income and expenses		444,765	18,824	1,367,216	1,058,063
Other income and expenses					
Gain on disposal of mineral property interests		-	-	15,330	217,560
Gain (loss) on disposal of plant and equipment		9,345	-	7,541	(808)
Interest income		17,753	82,584	55,641	256,758
Other income		-	-	-	68,105
		27,098	82,584	78,512	541,615
Net (loss) income for the period		$ (417,667)	$ 63,760	$ (1,288,704)	$ (516,448)
Other comprehensive income					
Unrealized gain on available for sale securities		62,794	-	62,794	-
Other comprehensive income		62,794	-	62,794	-
Comprehensive (loss) income		$ (354,873)	$ 63,760	$ (1,225,910)	$ (516,448)
Basic (loss) earning per share		$ (0.01)	$ 0.00	$ (0.04)	$ (0.02)
Diluted (loss) earning per share		$ (0.01)	$ 0.00	$ (0.04)	$ (0.02)
Weighted average number of shares - basic		31,904,988	31,661,011	31,878,284	31,660,781
Weighted average number of shares - diluted		31,904,988	32,383,276	31,878,284	31,660,781

See accompanying notes to the unaudited interim consolidated financial statements

Amended (Note 7(b))

NEW PACIFIC METALS CORP.
Consolidated Statements of Cash Flows
(Unaudited, expressed in Canadian dollars)

	Three months ended March 31,		Nine months ended March 31,	
	2010	2009	**2010**	2009
Cash provided by (used in)				
Operating activities				
Net income (loss) for the period	$ **(417,667)**	$ 63,760	$ **(1,288,704)**	$ (516,448)
Add (deduct) items not affecting cash :				
Depreciation	**5,006**	6,194	**14,806**	18,475
Gain on disposal of mineral property interests	-	-	**(15,330)**	(217,560)
Gain on forfeiture of deposits received	-	-	-	(8,105)
(Gain) loss on disposal of plant and equipment	**(9,345)**	-	**(7,541)**	808
Stock-based compensation	**78,817**	224,610	**353,841**	633,936
	(343,189)	294,564	**(942,928)**	(88,894)
Change in non-cash working capital				
Receivables and prepaid expenses	**(155,489)**	(63,414)	**(313,914)**	(297,046)
Accounts payable and accrued liabilities	**(66,246)**	318,655	**(75,075)**	267,241
Cash provided by (used in) operating activities	**(564,924)**	549,805	**(1,331,917)**	(118,699)
Investing activities				
Cash increased on acquisition of Lachlan	-	690,073	-	690,073
Deposits				
Receipts from customers	-	166,160	**86,778**	221,280
Refund to customer	-	-	-	(26,925)
Mineral property interests				
Expenditures, net of proceeds from by-product ore sales	**319,341**	(211,603)	**(253,593)**	(370,647)
Proceeds from disposal	**(480)**	-	**15,590**	-
Plant and equipment				
Acquisition	**(23,088)**	(189,377)	**(96,628)**	(190,750)
Proceeds from disposal	**(935)**	-	**13,875**	127
Reclamation deposit paid	-	(55,320)	-	(55,320)
Acquisition of long-term investments	**(52,286)**	-	**(52,286)**	-
Proceeds from sale of (purchase of) short term investments	**1,691,459**	285,000	**2,691,459**	(186,000)
Cash provided by investing activities	**1,934,011**	684,933	**2,405,195**	81,838
Financing activities				
Amount due to related parties	**11,043**	35,249	**113,698**	27,187
Shares issued for cash	-	-	**43,250**	11,760
Cash provided by financing activities	**11,043**	35,249	**156,948**	38,947
Effect of exchange rate changes on cash and cash equivalents	**(10,691)**	(67,053)	**(49,094)**	(23,773)
Increase (decrease) in cash and cash equivalents	**1,369,439**	1,202,934	**1,181,132**	(21,687)
Cash and cash equivalents, beginning of period	**570,610**	154,757	**758,917**	1,379,378
Cash and cash equivalents, end of period	$ **1,940,049**	$ 1,357,691	$ **1,940,049**	$ 1,357,691

See accompanying notes to the unaudited interim consolidated financial statements

Page 262

Amended (Note 7(b))

NEW PACIFIC METALS CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited, expressed in Canadian dollars except for share figures)

	Share Capital					
	Number of shares	Amount	Contributed surplus	Accumulated other comprehensive income	Deficit	Total shareholders' equity
Balance, June 30, 2008	31,640,011	$ 16,412,943	$ 11,808,035	$ -	$ (13,410,552)	$ 14,810,426
Options exercised	186,000	210,720	(100,560)	-	-	110,160
Fractional rounding	(23)	-	-	-	-	-
Stock-based compensation	-	-	932,817	-	-	932,817
Net loss for the year	-	-	-	-	(925,846)	(925,846)
Balance, June 30, 2009	31,825,988	16,623,663	12,640,292	-	(14,336,398)	14,927,557
Options exercised	79,000	83,560	(40,310)	-	-	43,250
Stock-based compensation	-	-	353,841	-	-	353,841
Unrealized gain on available for sale securities	-	-	-	62,794	-	62,794
Net loss for the period	-	-	-	-	(1,288,704)	(1,288,704)
Balance, March 31, 2010	**31,904,988**	**$ 16,707,223**	**$ 12,953,823**	**$ 62,794**	**$ (15,625,102)**	**$ 14,098,738**

See accompanying notes to the unaudited interim consolidated financial statements

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

1. NATURE OF OPERATIONS

New Pacific Metals Corp., an exploration stage company, along with its subsidiary companies (collectively the "Company"), is engaged in the acquisition and exploration of mineral property interests.

The Company is in the process of exploring and developing its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has a history of losses and no operating revenue. As at March 31, 2010, the Company had working capital balance of $9,862,178 and sufficient cash resources to meet the Company's planned expenditures for the foreseeable future. These financial statements do not reflect adjustments, which could be material, to the carrying value of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principles of Consolidation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), and follow the same accounting policies and methods set out in Note 2 to the audited consolidated financial statements for the year ended June 30, 2009, except for those as described in Note 2(b) herein. However, they do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, they should be read in conjunction with most recently audited consolidated financial statements for the year ended June 30, 2009.

These unaudited interim consolidated financial statements include the accounts of its wholly-owned subsidiaries: New Pacific Offshore Inc.; SKN Nickel & Platinum Ltd. ("SNP"), Lachlan Gold Ltd., 0876044 B.C. Ltd., Yunnan Jin Chang Jiang Mining Co. Ltd., Yunnan Jin Chang Jiang Mining Co. Ltd. Guangning Branch; and Sichuan Huaxi Mining Co. Ltd. ("Huaxi"; 75% owned).

These unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments necessary to present fairly the consolidated financial position as at March 31, 2010, and the consolidated statements of loss and cash flows for the three and nine months period presented. Operating results of the interim period are not necessarily indicative of the result that may be expected for the full fiscal year ending June 30, 2010.

All significant inter-company transactions and accounts have been eliminated upon consolidation.

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

(b) Adoption of New Accounting Standards

(i) Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3064, "Goodwill and Intangible Assets", which replaces Section 3062, "Goodwill and Other Intangible Assets" and Section 3450, "Research and Development Costs". This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27 "Revenues and Expenditures in the Pre-operating Period" ("EIC-27") was withdrawn.

The standard is effective for the Company's fiscal year beginning July 1, 2009. Adoption of this standard did not have a significant effect on the unaudited interim consolidated financial statements.

(ii) Financial Instruments – Recognition and Measurement

On June 17, 2009, the Accounting Standards Board of Canada ("AcSB") released Embedded Derivatives on Reclassification of Financial Assets, amending Section 3855, Financial Instruments - Recognition and Measurement. The amendment indicates that contracts with embedded derivatives cannot be reclassified out of the held for trading category if the embedded derivative cannot be fair valued. The standard is effective for reclassifications made on or after July 1, 2009. The adoption of this standard did not have a significant effect on the unaudited interim consolidated financial statements.

(c) New Canadian Accounting Pronouncements

(i) Convergence with IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the Company plans to adopt IFRS for fiscal years beginning July 1, 2011.

The conversion to IFRS will impact the Company's accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. A diagnostic assessment of the Company's current accounting policies, systems and processes to identify the differences between current Canadian GAAP and IFRS is in progress and the impact on our consolidated financial position and results of operations has not yet been determined. The Company intends to update the critical accounting policies and procedures to incorporate the changes required by a conversion to IFRS and the impact of these changes on its financial disclosures.

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

(ii) Business Combinations and Related Sections

In January 2009, the CICA issued Section 1582 "Business Combinations" to replace Section 1581 to harmonize the business combinations standard under Canadian GAAP with IFRS. The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 "Consolidated Financial Statements" and Section 1602 "Non-controlling Interests", which replace Section 1600 "Consolidated Financial Statements". Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

These sections will be applied to the Company's financial statements for the fiscal year beginning July 1, 2011. The Company is currently assessing the impacts to its consolidated financial statements upon adoption of this new accounting guidance.

(iii) Financial Instruments - Disclosures

In June 2009, the AcSB amended Section 3862, Financial Instruments – Disclosures, to converge with Improving Disclosures about Financial Instruments (Amendments to IFRS 7). The amendments expand the disclosures required in respect of recognized fair value measurements and clarify existing principles for disclosures about the liquidity risk associated with financial instruments. This standard will be effective for the annual consolidated financial statements of the Company for the annual period beginning July 1, 2010. The Company is currently assessing the impacts to its consolidated financial statements upon adoption of this new accounting guidance.

3. RECEIVABLES AND PREPAID EXPENSES

Receivables and prepaid expenses consisted of the following:

		March 31, 2010		June 30, 2009
Accounts receivable	**$**	**323,054**	$	6,305
Interest receivable		**55,433**		9,288
Prepaid expenses and deposits		**160,911**		79,225
	$	**539,398**	$	94,818

4. LONG TERM INVESTMENTS

During the three months ended March 31, 2010, the Company acquired common shares of a public company at open market for a cost of $52,286. As at March 31, 2010, the fair value of this investment was $115,080, and a total of $62,794 unrealized gain was recorded as other comprehensive income on the consolidated statements of income (loss) and comprehensive income (loss).

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

5. MINERAL PROPERTY INTERESTS

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs is summarized as follows:

Expenditures	Huaiji	Sichuan	Total
Balance, June 30, 2008	$ 1,031,099	$ -	$ 1,031,099
Mineral property interest acquisition costs	-	3,731	3,731
Capitalized exploration and development costs			
Consulting	2,291	-	2,291
Drilling and assay	1,179,731	161,486	1,341,217
Geology	-	762	762
Geophysical and geochemical surveys	-	204,352	204,352
Site activities	144,276	7,527	151,803
Tunneling	831,581	(2,703)	828,878
Other	-	3,743	3,743
Balance, June 30, 2009	3,188,978	378,898	3,567,876
Mineral property interest acquisition costs	-	915	915
Capitalized exploration and development costs			
Drilling and assay	14,039	441	14,480
Geophysical and geochemical surveys	-	56,020	56,020
Site activities	45,778	1,345	47,123
Trenching	-	2,307	2,307
Tunneling	708,307	-	708,307
Recovery from mineral property explorations	(599,155)	-	(599,155)
Balance, March 31, 2010	**$ 3,357,947**	**$ 439,926**	**$ 3,797,873**

During the three months ended March 31, 2010, the Company recovered $599,155(CNY¥3,997,032), mainly from sales of tunnelling by-product ores to a third party smelter.

During the nine months ended March 31, 2010, the Company continued to pursue the opportunities to dispose the exploration permits of Kang Dian Project, which was suspended and written off during the year ended June 30, 2008. During the nine months ended March 31, 2010, the Company disposed of one such permit to a third party for $15,330 (CNY¥100,000), and a gain of $15,330 was recognized on the consolidated statement of income (loss). The Company also entered into an agreement with a third party to dispose another permit for $295,020 (CNY¥1,800,000). A deposit of $80,352(CNY¥540,000) was received, while the permit is in the process of being transferred to the buyer.

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

6. PLANT AND EQUIPMENT

	March 31, 2010			June 30, 2009		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Machinery	$ 143,299	$ 29,083	$ 114,216	$ 119,624	$ 9,284	$ 110,340
Motor vehicle	147,993	49,719	98,274	169,786	40,222	129,564
Office equipment and funiture	56,480	19,753	36,727	52,056	13,510	38,546
Computer software	33,319	14,249	19,070	33,319	10,883	22,436
	$ 381,091	$ 112,804	$ 268,287	$ 374,785	$ 73,899	$ 300,886

During the three months ended March 31, 2010, the Company disposed of equipment with net book value of $64,381 (three months ended March 31, 2009 - $nil) for proceeds of $73,726, and a gain of $9,345 (three months ended March 31, 2009 - $nil) was recorded on the Consolidated Statements of Income (Loss).

During the nine months ended March 31, 2010, the Company disposed of equipment with net book value of $81,861 (nine months ended March 31, 2009 - $935) for $89,402, and total gain of $7,541 (nine months ended March 31, 2009 - loss $808) was recorded on the Consolidated Statements of Income (Loss).

7. SHAREHOLDERS' EQUITY

(a) Share Capital - authorized share capital

Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value

(b) Stock options

The continuity schedule of stock options, as at March 31, 2010, is as follows:

	Number of options	Weighted average exercise price
Balance, June 30, 2008	2,866,573	$ 1.10
Options granted	1,200,000	0.50
Options exercised	(186,000)	0.59
Options cancelled/forfeited	(93,858)	0.94
Options expired	(535,000)	0.60
Balance, June 30, 2009	3,251,715	0.99
Options exercised	(79,000)	0.55
Options cancelled/forfeited	(16,000)	0.70
Options expired	(360,000)	0.55
Balance, March 31, 2010	**2,796,715**	**$ 1.07**

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

The fair value of these options granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	Nine months ended March 31,	
	2010	2009
Risk free interest rates	**1.92%**	3.52%
Expected lives of options	**2.8 years**	2.2 years
Expected volatilities	**97%**	147%
Dividend per share	**$Nil**	$Nil

No option was granted to employees, officers, directors or consultants during the three and nine months ended March 31, 2010.

During the three months ended March 31, 2009, a total of 1,200,000 options were granted to employees, officers, directors or consultants with a strike price of $0.50 for a period of five years, and subject to a vest period of 24 months.

The Company discovered an accounting discrepancy in its previously reported March 31, 2010 financial statements, relating to an error in the calculation of stock-based compensation. The correction of this error resulted in a decrease of stock-based compensation expenses, contributed surplus, and deficit of $292,762 for the nine months ended March 31, 2010.

The effect of such adjustments on stock-based compensation expenses, loss from operations, and basic and diluted loss per share for the quarters ended September 30, 2009 ("Q1 2010"), December 31, 2009 ("Q2 2010"), and March 31, 2010 ("Q3 2010") are as follows:

	Stock-based compensation		Net (loss) income		Basic and diluted loss per share	
	As previously reported	**As amended**	As previously reported	**As amended**	As previously reported	**As amended**
Q1 2010	$ 365,974	**$ 146,593**	$ (650,967)	**$ (431,586)**	$ (0.02)	**$ (0.01)**
Q2 2010	175,727	**128,431**	(486,747)	**(439,451)**	(0.02)	**(0.02)**
Q3 2010	104,902	**78,817**	(443,752)	**(417,667)**	(0.01)	**(0.01)**
	$ 646,603	**$ 353,841**	$ (1,581,466)	**$ (1,288,704)**	$ (0.05)	**$ (0.04)**

The effect of such adjustments on the balances of contributed surplus and deficit as at September 30, 2009, December 31, 2009, and March 31, 2010 are as follows:

	Contributed surplus		Deficit	
	As previously reported	**As amended**	As previously reported	**As amended**
Q1 2010	$ 12,994,516	**$ 12,775,135**	$ (14,987,365)	**$ (14,767,984)**
Q2 2010	13,141,683	**12,875,006**	(15,474,112)	**(15,207,435)**
Q3 2010	13,246,585	**12,953,823**	(15,917,864)	**(15,625,102)**

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

The following table summarizes information about stock options outstanding as at March 31, 2010:

Exercise prices	Number of options outstanding as at March 31, 2010	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options exercisable as at March 31, 2010	Weighted average exercise price
$ 0.56	380,000	0.94	$ 0.56	380,000	$ 0.56
0.88	24,143	1.41	0.88	24,143	0.88
1.25	287,000	1.67	1.25	287,000	1.25
1.55	450,000	2.29	1.55	385,712	1.55
1.55	79,572	2.84	1.55	44,857	1.55
1.85	200,000	2.98	1.85	114,286	1.85
3.05	200,000	3.12	3.05	114,286	3.05
0.50	1,176,000	3.80	0.50	705,600	0.50
	2,796,715	2.79	$ 1.07	2,055,884	$ 1.06

8. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Transactions with related parties	Three months ended March 31, 2010	Three months ended March 31, 2009	Nine months ended March 31, 2010	Nine months ended March 31, 2009
Silvercorp Metals Inc. (a)	$ **79,159**	$ 57,737	$ **172,917**	$ 164,507
R. Feng Consulting Ltd. (b)	**18,000**	18,000	**54,000**	54,000
0799952 BC Ltd.(c)	**31,500**	31,500	**94,500**	94,500
	$ **128,659**	$ 107,237	$ **321,417**	$ 313,007

The transactions with related parties during the period were incurred in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed by the parties.

As at March 31, 2010, the balances with related parties, which are unsecured, non-interest bearing, and due on demand, are as follows:

Amount due to a related party	March 31, 2010	June 30, 2009
Silvercorp Metals Inc. (a)	$ **140,436**	$ 30,288

(a) Silvercorp Metals Inc. ("SVM") has a director and officers in common with the Company and shares office space and provides various general and administrative services to the Company. During the three and nine months ended March 31, 2010, the Company recorded total expenses of $79,159 and $172,917 (three and nine months ended March 31, 2009 - $57,737 and $164,507), respectively, for services rendered and expenses incurred by SVM on behalf of NUX.

(b) During the three and nine months ended March 31, 2010, the Company incurred $18,000 and $54,000 (three and nine months ended March 31, 2009 - $18,000 and $54,000), respectively,

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

consulting fees for consulting services rendered by R. Feng Consulting Ltd., a company controlled by a director of the Company.

(c) During the three and nine months ended March 31, 2010, the Company paid $31,500 and $94,500 (three and nine months ended March 31, 2009 - $31,500 and $94,500), respectively, to 0799952 BC Ltd., a company controlled by a director of the Company, for consulting services.

9. FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

(a) Fair value

The fair values of financial instruments at March 31, 2010 and March 31, 2009 are summarized as follows:

	March 31, 2010		June 30, 2009	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets				
Held for trading				
Cash and cash equivalents	$ 1,940,049	$ 1,940,049	$ 758,917	$ 758,917
Short term investments	7,907,541	7,907,541	10,599,000	10,599,000
Loans and receivables				
Receivables and deposits	378,487	378,487	75,240	75,240
Available for sale				
Marketable securities	115,080	115,080	-	-
Financial Liabilities				
Other financial liabilities				
Accounts payable and accrued liabilities	$ 304,022	$ 304,022	$ 418,972	$ 418,972
Deposit received	80,352	80,352	-	-
Due to related parties	140,436	140,436	30,288	30,288

Fair values are determined directly by reference to published price quotations in an active market, when available. The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments.

(b) Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulties in raising funds to meet obligations associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalents and short term investment. As of March 31, 2010, the Company has sufficient fund to meet its short-term financial liabilities..

(c) Exchange risk

The Company undertakes transactions denominated in foreign currencies and as such is exposed to risks due to fluctuations in foreign exchange rates.

The Company conducts certain of its operations in China and thereby a portion of the Company's assets, liabilities, revenues and expenses are denominated in Chinese Yuan ("CNY"), which was tied to the U.S. Dollar until July 2005 and is now tied to a basket of currencies of China's largest trading partners. The Chinese Yuan is not a freely convertible currency.

The Company doesn't hedge its foreign currency risk, and the exposure of the Company's financial assets and financial liabilities to foreign exchange risk is summarized as follows:

The amounts are expressed in CAD equivalents		March 31, 2010		June 30, 2009
Canadian Dollar	$	**9,679,054**	$	10,922,538
United States Dollar		**42,190**		209,595
Chinese Yuan		**619,913**		301,024
Total financial assets	$	**10,341,157**	$	11,433,157
Canadian Dollar	$	**136,199**	$	103,792
Chinese Yuan		**388,611**		345,468
Total financial liabilities	$	**524,810**	$	449,260

As at March 31, 2010, with other variables unchanged, a 5% strengthening (weakening) of the Chinese Yuan against the Canadian dollar would have decreased (increased) net loss by approximately $11,565.

As at March 31, 2010, with other variables unchanged, a 5% strengthening (weakening) of the U.S. Dollar against the Canadian Dollar would have decreased (increased) net loss by approximately $2,110.

(d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's cash equivalents and short term investments primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. The Company also holds a portion of cash and cash equivalents in bank accounts

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2010.

(e) Credit risk

The Company is exposed to credit risk primarily associated with cash and cash equivalents, short term investments, accounts receivable and interest receivable. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

None of the cash and cash equivalents were invested in asset backed commercial paper. The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Company's Board of Directors. Management believes the risk of loss to be remote.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. Furthermore, as the Company's marketable securities are also in mining companies, market values will fluctuate as commodity prices change. Based upon the Company's portfolio at March 31, 2010, a 5% increase (decrease) in the market price of the securities held, would have resulted in an increase (decrease) in other comprehensive income of $5,754

10. CAPITAL DISCLOSURE

The Company's objectives of capital management are to maintain the entity's ability to support the Company's normal operating requirements on an ongoing basis, and to continue the exploration and development of its mineral properties.

The capital of the Company consists of the items included in shareholders' equity. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The management of the Company believes that the capital resources of the Company as at March 31, 2010 are sufficient for its present needs for the next 12 months.

The Company's overall strategy with respect to capital risk management remained unchanged during the period. The Company is not subject to any external imposed capital requirement as at March 31, 2010.

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

11. SEGMENTED INFORMATION

(a) Industry Information

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral property interests.

(b) Geographic Information

(i) Summary of certain long-term assets of each geographic segment:

	China	Canada	Total
As at March 31, 2010			
Mineral property interests	**$ 3,797,873**	**$ -**	**$ 3,797,873**
Plant and equipment	**246,637**	**21,650**	**268,287**
As at June 30, 2009			
Mineral property interests	$ 3,567,876	$ -	$ 3,567,876
Plant and equipment	278,562	22,324	300,886

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

(ii) Summary of operating results of each geographic segment.

		China		Canada		Total
Three months ended March 31, 2010						
Expenses	**$**	**(81,359)**	**$**	**(363,406)**	**$**	**(444,765)**
Other income and expenses		**9,429**		**17,669**		**27,098**
Three months ended March 31, 2009						
Expenses	$	(40,399)	$	21,575	$	(18,824)
Other income and expenses		1,057		81,527		82,584

		China		Canada		Total
Nine months ended March 31, 2010						
Expenses	**$**	**(268,266)**	**$**	**(1,098,950)**	**$**	**(1,367,216)**
Other income and expenses		**23,847**		**54,665**		**78,512**
Nine months ended March 31, 2009						
Expenses	$	(225,727)	$	(832,336)	$	(1,058,063)
Other income and expenses		227,356		314,259		541,615

NEW PACIFIC METALS CORP. **Amended**
Management's Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended March 31, 2010
(Expressed in Canadian Dollars, except share, per share data)

DATE OF REPORT Originally as at May 14, 2010, amended as at June 29, 2010

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Company's unaudited consolidated financial statements for the three and nine months ended March 31, 2010 and related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2009, the related annual Management Discussion and Analysis, and the related Annual Information Form, as well as other information relating to New Pacific Metals Corp. (the "Company") on file with the Canadian provincial securities regulatory authorities, on SEDAR at www.sedar.com and the Company's website at www.newpacificmetals.com. This Management's Discussion and Analysis contains "forward looking" statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in Canadian ("CAD") dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", and other similar words, or statements that certain events or conditions "may" or "will" or "can" occur. Forward-looking statements are based on the opinions and estimates of management on the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration, development, and mining of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this report under the heading "Outlook". There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

COMPANY OVERVIEW

New Pacific Metals Corp. ("the Company") is an exploration stage company engaged in the acquisition and exploration of mineral properties. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol NUX.

The Company's focus is exploring for gold poly-metallic metals in the Dayao mountain range located in Guangdong Province (the "Huaiji Project") in China.

The Company's strategy is to strengthen and grow through the exploration and development of its current portfolio of China based projects, as well as to acquire further high potential mineral prospects to enhance shareholders value.

EXPLORATIONS

Exploration expenditures for the nine months ended March 31, 2010 totaled $828,237, of which $768,124 represented exploration expenditures incurred at the Huaiji Project and $60,113 represented expenditures incurred at the Sichuan Project.

(Expressed in Canadian Dollars, except share, per share data)

(a) Huaiji Project

The Huaiji Project is composed of two gold-poly-metallic exploration permits referred to as "HNK" and "XSK", covering a total area of approximately 160 square kilometers, located in Guangdong Province, China.

During the three months ended March 31, 2010, the Company incurred exploration expenditures of $226,055 and completed 283 meters of underground tunneling. A total of $599,155 (RMB 3,997,032) was recovered mainly from selling tunneling by-product ores to a third-party smelter.

Up to March 31, 2010, the Company had incurred total exploration expenditures of $3,957,102 at the Huaiji Project, and had completed a total of 15,279 meters diamond drilling and 4,557 meters of underground tunneling.

(b) Kang Dian Project

The Kang Dian Project was suspended and written off during the year ended June 30, 2008.

(c) Sichuan Project

Sichuan Project is composed of five exploration permits of copper-poly-metal and nickel-poly-metal, located in Sichuan Province, China.

During the quarter, the Company continued to analyze samples obtained from previous geophysical and geochemical surveys, conducted trenches program for about 128 cube meters, and a total of $4,971 expenditures occurred for such purpose.

(Expressed in Canadian Dollars, except share, per share data)

(d) Project Expenditures

The continuity schedule of mineral property interest acquisition costs and deferred exploration and development expenditures are as follows:

Expenditures	Huaiji	Sichuan	Total
Balance, June 30, 2009	$ 3,188,978	$ 378,898	$ 3,567,876
Capitalized exploration and development costs			
Drilling and assay	14,039	441	14,480
Geophysical and geochemical surveys	-	51,976	51,976
Site activities	43,820	1,345	45,165
Tunneling	260,835	-	260,835
Balance, September 30, 2009	3,507,672	432,660	3,940,332
Mineral property interest acquisition costs	-	915	915
Capitalized exploration and development costs			
Geophysical and geochemical surveys	-	2,725	2,725
Site activities	5,030	(1,345)	3,685
Tunneling	218,345	-	218,345
Balance, December 31, 2009	3,731,047	434,955	4,166,002
Capitalized exploration and development costs			
Geophysical and geochemical surveys	-	1,319	1,319
Site activities	(3,072)	1,345	(1,727)
Trenching	-	2,307	2,307
Tunneling	229,127	-	229,127
Recovery from mineral property explorations	(599,155)	-	(599,155)
Balance, March 31, 2010	**$ 3,357,947**	**$ 439,926**	**$ 3,797,873**

RISK FACTORS

The Company is subject to many risks which are outlined in the Annual Information Form 51-102F2, which is available on SEDAR at www.sedar.com. In addition, please refer to *Section Financial Instruments* for the analysis of financial risk factors.

RESULTS OF OPERATIONS

Three months ended March 31, 2010

(a) Highlights

For the three months ended March 31, 2010 ("Q3 2010"), the Company incurred a loss of $417,667, or $0.01 per share (three months ended March 31, 2009 or Q3 2009 - income of $63,760 or $0.002 per share).

(b) Expenses

In Q3 2010, the Company incurred total expenses of $444,765. Compared to the same quarter last year, the overall expenses, not including foreign exchange effect, were $441,100, which was in line with total expenses of $493,538 recorded in Q3 2009.

(Expressed in Canadian Dollars, except share, per share data)

(i) General explorations

In Q3 2010, the Company incurred $71,862 general explorations mainly for general property investigations. A total of $25,249 general exploration was incurred in the same period last year to wind up Kang Dian Project.

(ii) Investor relations

Investor relations were $12,414, increased by $6,684 compared to $5,730 in the same period last year due to increased traveling activities to promote investor relations.

(iii) Salaries and benefits

Salaries and benefits were $116,529, increased by $44,086 compared to $72,443 in Q3 2009 mainly due to the addition of administration staff in Yunnan Jin Chang Jiang Mining Co. ("YJCJ") acquired by the Company in March 2009.

(iv) Office and administration

Office and administration of $29,905, slightly decreased by $2,883 compared to $32,788 in the same period last year.

(v) Stock-based compensation

Stock-based compensation expense was $78,817, decreased by 145,793 compared to same period last year (Q3 2009 - $224,610). Due to the amortization of the stock-based compensation over the vesting period, more expenses were expenses in Q3 2009 when new options were granted in January 2009.

(vi) Travel and promotion

Travel and promotions expenses decreased by $6,773 to $15,562 (Q3 2009 - $22,335) due to less travel activities.

(vii) Foreign exchange loss (gain)

Foreign exchange loss of $3,665 was recorded in Q3 2010, while a foreign exchange gain of $474,714 was recorded in the same quarter last year.

(c) Gain on disposal of plan and equipment

In Q3 2010, the Company recorded a gain of $9,345 (Q3 2009 - $nil) on disposal of machinery equipment.

(d) Interest Income

In Q3 2010, interest income decreased by $64,831 to $17,753 (Q3 2009 - $82,584) due to lower interest rates compared to the same period last year.

Nine months ended March 31, 2010

(a) Highlights

For the nine months ended March 31, 2010, the Company incurred a loss of $1,288,704 or $0.04 per share (same period last year - $516,448 or $0.02 per share).

(Expressed in Canadian Dollars, except share, per share data)

(b) Expenses

During the nine months ended March 31, 2010, the Company incurred total expenses of $1,367,216, an increase of $309,153 compared to $1,058,063 in the same period last year. The expenses were comprised of:

(i) General explorations

During the nine months ended March 31, 2010, the Company incurred total general exploration expenses of $88,729 mainly for the general property investigation conducted. A total of $134,078 general exploration was incurred in the same period last year to wind up Kang Dian Project.

(ii) Investor relations

Investor relations were $63,132, comparable with $56,476 in the same period last year.

(iii) Salaries and benefits

Salaries and benefits were $297,892, increased by $50,893 compared to $246,999 in the same period last year. The increase was mainly due to the addition of administration staff in YJCJ acquired by the Company in March 2009.

(iv) Office and administration

Office and administration was $121,651, increased by $19,954 compared to $101,697 in the same period last year due to increased administrative activities in head office and YJCJ for Huaiji Project.

(v) Stock-based compensation

The Company discovered an accounting discrepancy in its previously reported March 31, 2010 financial statements, relating to an error in the calculation of stock-based compensation. The correction of this error resulted in a decrease of stock-based compensation expenses, contributed surplus, and deficit of $292,762 for the nine months ended March 31, 2010.

The effect of such adjustments on stock-based compensation expenses, loss from operations, and basis and diluted loss per share for the quarters ended September 30, 2009 ("Q1 2010"), December 31, 2009 ("Q2 2010"), and March 31, 2010 ("Q3 2010") are as follows:

	Stock-based compensation		Net (loss) income		Basic and diluted loss per share	
	As previously reported	**As amended**	As previously reported	**As amended**	As previously reported	**As amended**
Q1 2010	$ 365,974	$ **146,593**	$ (650,967)	$ **(431,586)**	$ (0.02)	$ **(0.01)**
Q2 2010	175,727	**128,431**	(486,747)	**(439,451)**	(0.02)	**(0.02)**
Q3 2010	104,902	**78,817**	(443,752)	**(417,667)**	(0.01)	**(0.01)**
	$ 646,603	$ **353,841**	$ (1,581,466)	$ **(1,288,704)**	$ (0.05)	$ **(0.04)**

(Expressed in Canadian Dollars, except share, per share data)

The effect of such adjustments on the balances of contributed surplus and deficit as at September 30, 2009, December 31, 2009, and March 31, 2010 are as follows:

	Contributed surplus		Deficit	
	As previously reported	**As amended**	As previously reported	**As amended**
Q1 2010	$ 12,994,516	**$ 12,775,135**	$ (14,987,365)	**$ (14,767,984)**
Q2 2010	13,141,683	**12,875,006**	(15,474,112)	**(15,207,435)**
Q3 2010	13,246,585	**12,953,823**	(15,917,864)	**(15,625,102)**

(vi) Travel and promotion

Travel and promotions expenses were increased by $50,521 to $99,060 (same period last year - $48,539). The increase was mainly due to more travel activities for property investigations and the travel expenses incurred for HNK project.

(vii) Foreign exchange loss (gain)

Foreign exchange loss of $39,478 was recorded in the current period, while a foreign exchange gain of $498,046 was recorded in the same period last year.

(c) Gain on disposal of mineral property interests

For the nine months ended March 31, 2010, the Company recorded a gain of $15,330 (CNY¥100,000) on disposal of one exploration permit of Kang Dian Project, while a gain of $217,560 (CNY¥1,200,000) was recorded in the same period last year.

(d) Gain/loss on disposal of plant and equipment

For the nine months ended March 31, 2010, the Company recorded a gain of $7,541 on disposal of equipment, while a loss of $808 was recorded in the same period last year.

(e) Interest Income

For the nine months ended March 31, 2010, interest income decreased by $201,117 to $55,641 (same period last year - $256,758) due to lower interest rates compared to the same period last year.

(Expressed in Canadian Dollars, except share, per share data)

SUMMARY OF QUARTERLY RESULTS

	For the Quarters Ended			
	31-Mar-10 (1)	31-Dec-09 (1)	30-Sep-09 (1)	30-Jun-09
Expenses	$ **(444,765)**	$ (473,701)	$ (448,750)	$ (643,956)
Other income and expenses	**27,098**	34,250	17,164	234,558
Net (loss) income	**(417,667)**	(439,451)	(431,586)	(409,398)
Basic and diluted loss per share	**(0.01)**	(0.02)	(0.01)	(0.01)
Total assets	**14,623,548**	14,967,730	15,373,053	15,376,817

	For the Quarters Ended			
	31-Mar-09	31-Dec-08	30-Sep-08	30-Jun-08
Expenses	$ (18,824)	$ (423,568)	$ (615,671)	$ (8,130,659)
Other income and expenses	82,584	312,510	146,521	111,964
Net (loss) income	63,760	(111,058)	(469,150)	(5,868,727)
Basic and diluted loss (earning) per share	-	-	(0.01)	(0.19)
Total assets	15,630,760	14,821,056	14,964,647	15,193,844

(1) These results have been amended for the stock-based compensation error, noted in Note 7(b) of the unaudited interim consolidate financial statements.

The expenses incurred by the Company are typical of junior exploration companies that have not yet established mineral reserves. The Company's expenditures fluctuated from quarter to quarter are mainly related to exploration activities conducted during the respective quarter and impairment charges, if any, to the mineral property interest.

The fluctuation of other income and expenses from quarter to quarter is mainly attributed to interest income which fluctuate along with the changes of interest rates and the balances of cash and cash equivalent and short term investment, as well as the timing to recognize gain or loss on the disposal of mineral property interest and plant and equipment.

For the quarter ended June 30, 2009, the Company recorded a gain of $188,242 on the disposal of an exploration permit of the Kang Dian Project.

For the quarter ended March 31, 2009, the Company recorded net income of $63,760 mainly due to a foreign exchange gain of $474,714 recognized during the quarter.

For the quarter ended December 31, 2008, the Company recognized a gain of $217,560 on the disposal of two exploration permits of the Kang Dian Project.

For the quarter ended June 30, 2008, the Company recorded a loss of $5.9 million primarily as a result of writing off the mineral property interest in the Kang Dian and the Bingdihong projects due to the unfavorable exploration results.

(Expressed in Canadian Dollars, except share, per share data)

SELECTED ANNUAL INFORMATION

	2009	2008	2007
Expenses	$ (1,702,019)	$ (9,492,674)	$ (1,833,885)
Other income	776,173	595,143	209,278
Net loss	(925,846)	(6,746,348)	(1,606,290)
Basic and diluted loss per share	(0.03)	(0.21)	(0.06)
Total assets	15,376,817	15,193,844	22,926,788

LIQUIDITY AND CAPITAL RESOURCES

(a) Working Capital

As at March 31, 2010, the Company had a working capital position of $9,862,178 (June 30, 2009 - $11,003,475) mainly comprised of cash and cash equivalents $1,940,049 (June 30, 2009 - $758,917), short term investments $7,907,541 (June 30, 2009 - $10,599,000), receivables and prepaid expenses $539,398 (June 30, 2009 - $94,818), offset by current liabilities of $524,810 (June 30, 2009 - $449,260).

(b) Cash Flows

(i) Operating Activities

During the three months ended March 31, 2010, cash used by operating activities of $564,924 (same period last year - provided $549,805), mainly resulted from loss of $417,667 (same period last year - income $63,760), net changes of non-cash working capital $221,735 (same period last year - positive $255,241), offset by items not affecting cash $74,478 (same period last year – positive $230,804).

During the nine months ended March 31, 2010, cash used by operating activities of $1,331,917 (same period last year - $118,699) mainly resulted from loss of $1,288,704 (same period last year - $516,448) and net changes of non-cash working capital $388,989 (same period last year - $29,805), offset by items not affecting cash $345,776 (same period last year - $427,554).

The cash used by operating activities is mainly attributed to the Company's development of its infrastructure and corporate governance to support its acquisition and exploration activities.

(ii) Investing Activities

During the three months ended March 31, 2010, cash provided by investing activities of $1,934,011 (same period last year - $684,933) was mainly resulted from proceeds from sale of short term investment of $1,691,459 (same period last year - $285,000), recovery from exploration by-product ore sales of $319,341 (same period last year - expenditures of $211,603), deposit received from customers of $nil (same period last year - $166,160), cash increased on acquisition of Lachlan $nil (same period last year - $690,073), offset by purchase of plant and equipment of $23,088 (same period last year - $189,377), purchase of marketable securities of $52,286 (same period last year - $nil), and reclamation deposit paid of $nil (same period last year - $55,320).

During the nine months ended March 31, 2010, cash provided by investing activities of $2,405,195 (same period last year - $81,838) was mainly attributable to proceeds from sale of short term investment of $2,691,459 (same period last year - purchase of $186,000), deposit received from customers of $86,778 (same period last year - $221,280), proceeds from disposal of mineral property interest of $15,590 (same period last year - $nil), proceeds from disposal of plant and equipment $13,875 (same period last year - $127), cash increased on acquisition of Lachlan $nil (same period last

(Expressed in Canadian Dollars, except share, per share data)

year - $690,073); offset by net expenditures for mineral property interests $253,593 (same period last year - $370,647), purchase of plant and equipment of $96,628 (same period last year - $190,750), and reclamation deposits paid of $nil (same period last year - $55,320).

(iii) Financing Activities

For the three months ended March 31, 2010, cash provided by financing activities of $11,043 (same period last year - $35,249) was attributed to change in amount due to related parties.

For the nine months ended Month 31, 2010, cash provided by financing activities of $156,948 (same period last year - $38,947) was attributed to increase of amount due to related parties of $113,698 (same period last year - $27,187), and share issued for cash of $43,250 (same period last year - $11,760) upon exercise of options.

(iv) Foreign Exchange Effect

For the three and nine month ended March 31, 2010, foreign exchange rate had a negative effect of $10,691 and $67,053 (three and nine months ended March 31, 2009 - negative $49,094 and $23,773), respectively, on cash and cash equivalent.

(c) Liquidity and Capital Requirements

The Company's cash and cash equivalent and short term investment as at March 31, 2010 was $9,847,590 decreased by $1,510,327 compared to $11,357,917 on June 30, 2009. The decrease mainly resulted from the expenditures for the general operating activities $1,331,917, net expenditures for mineral property explorations of $253,593, purchase of plant and equipment $96,628, and purchase of marketable securities of $52,286; offset by deposit of $86,778 received from customers, proceeds of $15,590 from disposal of mineral property interest, proceeds of $13,875 from disposal of plant and equipment, amount due to related parties of $113,698, and cash from issuance of shares of $43,250. During the tunneling explorations program, the Company received $233,850 (CNY¥1,500,000) in cash from a third party smelter for the sales of the tunneling by-product ores. Based on the expenditures during the nine months period in fiscal 2010 as well as in the fiscal 2009, the management believes that the working capital of the Company is sufficient to discharge liabilities as they come due and to fund planned project explorations in the foreseeable future.

The Company is in the exploration stage and does not generate revenues. The Company relies on equity financing for its working capital requirements to fund its exploration activities. The Company has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures.

The Company has no purchase commitments and contractual obligations as at March 31, 2010.

FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

(a) Fair value

The fair value of financial instruments as March 31, 2010 and March 31, 2009 are summarized as follows:

	March 31, 2010		June 30, 2009	
	Carrying amount	**Fair value**	Carrying amount	Fair value
Financial Assets				
Held for trading				
Cash and cash equivalents	**$ 1,940,049**	**$ 1,940,049**	$ 758,917	$ 758,917
Short term investments	**7,907,541**	**7,907,541**	10,599,000	10,599,000
Loans and receivables				
Receivables and deposits	**378,487**	**378,487**	75,240	75,240
Available for sale				
Marketable securities	**115,080**	**115,080**	-	-
Financial Liabilities				
Other financial liabilities				
Accounts payable and accrued liabilities	**$ 304,022**	**$ 304,022**	$ 418,972	$ 418,972
Deposit received	**80,352**	**80,352**	-	-
Due to related parties	**140,436**	**140,436**	30,288	30,288

Fair values are determined directly by reference to published price quotations in an active market when available. The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments.

(b) Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulties in raising funds to meet obligations associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalents and short term investment. As of March 31, 2010, the Company has sufficient fund to meet its short-term financial liabilities.

(c) Exchange risk

The Company undertakes transactions denominated in foreign currencies and as such is exposed to risks due to fluctuations in foreign exchange rates.

The Company conducts certain of its operations in China and thereby a portion of the Company's assets, liabilities, revenues and expenses are denominated in Chinese Yuan, which was tied to the U.S. Dollar until July 2005 and is now tied to a basket of currencies of China's largest trading partners. The CNY¥ is not a freely convertible currency.
The Company doesn't hedge its foreign currency risk, and the exposure of the Company's financial assets and financial liabilities to foreign exchange risk is summarized as follows:

The amounts are expressed in CAD equivalents		March 31, 2010		June 30, 2009
Canadian Dollar	$	**9,679,054**	$	10,922,538
United States Dollar		**42,190**		209,595
Chinese Yuan		**619,913**		301,024
Total financial assets	$	**10,341,157**	$	11,433,157
Canadian Dollar	$	**136,199**	$	103,792
Chinese Yuan		**388,611**		345,468
Total financial liabilities	$	**524,810**	$	449,260

As at March 31, 2010, with other variables unchanged, a 5% strengthening (weakening) of the Chinese Yuan relative to the Canadian Dollar would have decreased (increased) net loss by approximately $11,565.

As at March 31, 2010, with other variables unchanged, a 5% strengthening (weakening) of the U.S. Dollar relative to the Canadian Dollar would have decreased (increased) net loss by approximately $2,110.

(d) Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's cash equivalents and short term investments primarily includes highly liquid investments that earn interests at market rates that are fixed to maturity. The Company also holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. Because of the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2010.

(e) Credit risk

The Company is exposed to credit risk primarily associated to cash and cash equivalents, short term investments, accounts receivable and interest receivable. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

None of the cash and cash equivalents were invested in asset backed commercial paper. The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Company's Board of Directors. Management believes the risk of credit loss to be remote.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. Furthermore, as the Company's marketable securities are also in mining companies, market values will fluctuate as commodity prices change. Based upon the Company's portfolio at March 31, 2010, a 5% increase (decrease) in the market price of the securities held, would have resulted in an increase (decrease) in other comprehensive income of $5,754

(Expressed in Canadian Dollars, except share, per share data)

RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

	Three months ended March 31,		Nine months ended March 31,	
Transactions with related parties	**2010**	2009	**2010**	2009
Silvercorp Metals Inc. (a)	**$ 79,159**	$ 57,737	**$ 172,917**	$ 164,507
R. Feng Consulting Ltd. (b)	**18,000**	18,000	**54,000**	54,000
0799952 BC Ltd.(c)	**31,500**	31,500	**94,500**	94,500
	$ 128,659	$ 107,237	**$ 321,417**	$ 313,007

The transactions with related parties during the period were incurred in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed by the parties.

As at March 31, 2010, the balances with related parties, which are unsecured, non-interest bearing, and due on demand, are as follows:

Amount due to related parties	**March 31, 2010**	June 30, 2009
Silvercorp Metals Inc. (a)	**$ 140,436**	$ 30,288
	$ 140,436	$ 30,288

(a) Silvercorp Metals Inc. ("SVM") has a director and officers in common with the Company and shares office space and provides various general and administrative services to the Company. During the three and nine months ended March 31, 2010, the Company recorded total expenses of $79,519 and $172,917 (three and nine months ended March 31, 2009 - $57,737 and $164,507), respectively, for services rendered and expenses incurred by SVM on behalf of NUX.

(b) During the three and nine months ended March 31, 2010, the Company incurred $18,000 and $54,000 (three and nine months ended March 31, 2009 - $18,000 and $54,000), respectively, consulting fees for consulting services rendered by R. Feng Consulting Ltd., a company controlled by a director of the Company.

(c) During the three and nine months ended March 31, 2010, the Company paid $31,500 and $94,500 (three and nine months ended March 31, 2009 - $31,500 and $94,500), respectively, to 0799952 BC Ltd., a company controlled by a director of the Company, for consulting services.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet financial arrangements.

PROPOSED TRANSACTIONS

There are no proposed acquisitions or disposal of assets or businesses, other than those in the ordinary course, approved by the board of directors as at the date of this MD&A.

INITIAL ADOPTION AND CHANGE IN ACCOUNTING POLICIES

The significant accounting policies outlined in the Company's audited consolidated financial statements for the year ended June 30, 2009 have been applied consistently for the three and nine months ended March 31, 2010, except below listed in (a) Initial Adoption.

(Expressed in Canadian Dollars, except share, per share data)

(a) Initial Adoption

(i) Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3064, "Goodwill and Intangible Assets", which replaces Section 3062, "Goodwill and Other Intangible Assets" and Section 3450, "Research and Development Costs". This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27 "Revenues and Expenditures in the Pre-operating Period" ("EIC-27") was withdrawn.

The standard is effective for the Company's fiscal year beginning July 1, 2009. Adoption of this standard did not have a significant effect on the unaudited consolidated financial statements.

(ii) Financial Instruments – Recognition and Measurement

On June 17, 2009, the Accounting Standards Board of Canada ("AcSB") released Embedded Derivatives on Reclassification of Financial Assets, amending Section 3855, Financial Instruments – Recognition and Measurement. The amendment indicates that contracts with embedded derivatives cannot be reclassified out of the held for trading category if the embedded derivative cannot be fair valued. The standard is effective for reclassifications made on or after July 1, 2009. The adoption of this standard did not have a significant effect on the unaudited consolidated financial statements.

(b) New Canadian Accounting Pronouncements

(i) Convergence with IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the Company plans to adopt IFRS for fiscal years beginning July 1, 2011.

The conversion to IFRS will impact the Company's accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. A diagnostic assessment of the Company's current accounting policies, systems and processes to identify the differences between current Canadian GAAP and IFRS is in progress and the impact on our consolidated financial position and results of operations has not yet been determined. The Company intends to update the critical accounting policies and procedures to incorporate the changes required by a conversion to IFRS and the impact of these changes on its financial disclosures.

(ii) Business Combinations and Related Sections

In January 2009, the CICA issued Section 1582 "Business Combinations" to replace Section 1581 to harmonize the business combinations standard under Canadian GAAP with IFRS. The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 "Consolidated Financial Statements" and Section 1602 "Non-controlling Interests", which replace Section 1600 "Consolidated Financial Statements". Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

(Expressed in Canadian Dollars, except share, per share data)

These sections will be applied to the Company's financial statements for the fiscal year beginning July 1, 2011. The Company is currently assessing the impacts to its consolidated financial statements upon adoption of this new accounting guidance.

(iii) Financial Instruments - Disclosures

In June 2009, the AcSB amended Section 3862, Financial Instruments – Disclosures, to converge with Improving Disclosures about Financial Instruments (Amendments to IFRS 7). The amendments expand the disclosures required in respect of recognized fair value measurements and clarify existing principles for disclosures about the liquidity risk associated with financial instruments. This standard will be effective for the annual consolidated financial statements of the Company for the annual period beginning July 1, 2010. The Company is currently assessing the impacts to its consolidated financial statements upon adoption of this new accounting guidance.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the following securities were outstanding:

(a) Share Capital

Authorized - unlimited number of common shares without par value
Issued and outstanding - 31,907,988 common shares with a recorded value of $16,710,643
Shares subject to escrow or pooling agreements is nil.

(b) Options

The outstanding options as at the date of this MD&A are summarized as follows:

Options outstanding	Exercise prices $	Expiry Date
380,000	0.56	March 8, 2011
24,143	0.88	August 28, 2011
287,000	1.25	November 30, 2011
450,000	1.55	July 16, 2012
79,572	1.55	January 30, 2013
200,000	1.85	March 25, 2013
200,000	3.05	May 12, 2013
1,171,000	0.50	January 18, 2014
1,570,000	0.65	June 13, 2015
4,361,715		

ADDITIONAL INFORMATION IN RELATION TO THE COMPANY

Additional information relating to the Company:

- may be found on SEDAR at www.sedar.com;
- may be found at the Company's web-site www.newpacificmetals.com;
- may be found in the Company's annual information form; and,

(Expressed in Canadian Dollars, except share, per share data)

- is also provided in the Company's annual audited consolidated financial statements for the years ended June 30, 2009 and June 30, 2008.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, reliable and timely. Management is also responsible for establishing adequate internal controls over financial reporting to provide sufficient knowledge to support the representations made in this MD&A and the interim consolidated financial statements for the three and nine months ended March 31, 2010.

The management of the Company has filed the Venture Issuer Basic Certificate with the Annual Filings on SEDAR at www.sedar.com.

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("MI 52-109"), the venture issuer certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as defined in MI52-109. In particular, the certifying officers filing certificates for venture issuers are not making any representations relating to the establishment and maintenance of:

(i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified inn securities legislation, and

(ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's generally accepted accounting principles.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates(s).

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency, and timeliness of interim and annual filings and other reports provided under securities legislation.

OUTLOOK

The Company's strategy is to strengthen and grow through the exploration and development of its current portfolio of China based projects, as well as to acquire further high potential mineral prospects to enhance shareholders value.

Meanwhile, the Company is actively seeking out acquisition projects in China and other jurisdictions.


New Pacific Metals Corp
新太平洋金屬有限公司

NEW PACIFIC METALS CORP.

Suite 1378 – 200 Granville Street
Vancouver, BC, V6C 1S4

MANAGEMENT INFORMATION CIRCULAR FOR THE 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD AT 10:00 A.M. ON FRIDAY, NOVEMBER 27, 2009

This information is given as at October 23, 2009, except as indicated.

This Management Information Circular is furnished in connection with **the solicitation of proxies by the management** (the **"Management"**) **of NEW PACIFIC METALS CORP.** (the **"Company"**), for use at the Annual General Meeting (the **"Meeting"**) of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournments thereof.

In this Management Information Circular, references to "the Company", "we" and "our" refer to NEW PACIFIC METALS CORP. "Common Shares" or "Shares" means common shares without par value in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "Intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

SOLICITATION OF PROXIES

This solicitation is made on behalf of Management of the Company. Solicitation of proxies will be conducted by mail, and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company or by the Company's registrar and transfer agent. **All costs of solicitation will be borne by the Company.**

Unless the context otherwise requires, references herein to NEW PACIFIC METALS CORP. means the Company and its subsidiaries. The principal executive office of the Company is located at Suite 1378 - 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. The telephone number is (604) 633-1368 and the facsimile number is (604) 669-9387. The Company's website address is www.newpacificmetals.com. The information on that website is not incorporated by reference into this Management Information Circular. The registered and records office of the Company is located at Suite 1378 - 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4.

Unless otherwise indicated, all currency amounts stated in this Management Information Circular are stated in the lawful currency of Canada.

PROXY INSTRUCTIONS

Appointment of Proxyholders

The persons named in the accompanying Form of Proxy are Directors of the Company. **A shareholder has the right to appoint some other person, who need not be a shareholder, to represent the shareholder at the Meeting by striking out the names of the persons designated in the accompanying Form of Proxy and by inserting that other person's name in the blank space provided.**

The instrument appointing a proxyholder must be signed in writing by the shareholder, or such shareholder's attorney duly authorized in writing. If signed by a duly authorized attorney, the Form of Proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolutions of the directors of such corporation, which resolutions must accompany such instrument.

An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the Company's registrar and transfer agent, Computershare Investor Services Inc. ("**Computershare**"), in accordance with the instructions in the Proxy, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time set for the holding of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXIES

A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing, or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the office of the Company at any time up to and including the last business day preceding the day of the Meeting, or with the consent of the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, before any vote in respect of which the proxy is to be used shall have been taken. A shareholder may also revoke a proxy by depositing another properly executed instrument appointing a proxyholder bearing a later date with the Company's registrar and transfer agent in the manner described above, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to revocation.

HOW TO VOTE

Only Registered Shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Non-Registered/Beneficial Shareholders are not permitted to vote at the Meeting as only proxies from Registered Shareholders can be recognized and voted at the Meeting. You may vote as follows:

Registered Shareholders: If you are a Registered Shareholder you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the proxy and delivering it according to the instructions contained in the Form of Proxy and this Management Information Circular.

Beneficial Shareholders: If you are a Beneficial Shareholder you must vote by proxy by carefully following the instructions included in the proxy provided to you by your stockbroker or financial intermediary. If you do not follow the special procedures described by your stockbroker or financial intermediary, you will not be entitled to vote.

In accordance with the requirements of National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Management Information Circular and the Proxy (collectively, the "**Meeting Materials**") to the clearing agencies and Intermediaries for distribution to Non-Registered Holders.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

If you complete your proxy properly, then the nominee named in the accompanying Form of Proxy will vote or withhold from voting the Shares represented by the proxy in accordance with your instructions. **If you do not specify a choice on any given matter to be voted upon, your Shares will be voted <u>in favour of</u> such matter.** The proxy grants the nominee the discretion to vote on amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that may properly come before the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last completed financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Company is authorized to issue an unlimited number of common shares without par value, each share carrying the right to one vote. As at the date hereof, the Company has issued and outstanding 31,904,988 fully paid and non-assessable common shares. **The Company has no other classes of securities.**

The directors of the Company have fixed October 23, 2009 as the record date for the determination of shareholders entitled to receive the Notice of Meeting and to vote at the Meeting. Any transferee who acquires shares after the record date and who wishes to attend the Meeting and to vote the transferred shares must demand, not later than 10 days before the Meeting, to be included in the list of shareholders prepared for the Meeting. Registered shareholders should contact Computershare and non-registered shareholders should contact the Intermediary through whom they acquired the shares.

On a show of hands, every individual who is present as a registered shareholder or as a representative of a registered shareholder will have one vote (no matter how many shares such registered shareholder holds). On a poll, every registered shareholder present in person or represented by a proxy and every person who is a representative of a registered shareholder, will have one vote for each common share registered in the name of the registered shareholder on the list of registered shareholders, which is available for inspection during normal business hours at Computershare and at the Meeting. Registered shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the best of the knowledge of the directors and executive officers of the Company, the only person or company who beneficially owns, directly or indirectly, or controls or directs, shares carrying more than 10 percent of the voting rights attached to all outstanding shares of the Company is Silvercorp Metals Inc., with 7,400,000 common shares of the Company, such amount representing 23.19 percent of the Company's issued and outstanding share capital as at October 23, 2009.

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution fixing the number of directors of the Company at five for the ensuing year.

ELECTION OF DIRECTORS

Management intends to propose for adoption an ordinary resolution that the number of directors of the Company be fixed at five. If there are more nominees for election than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected until all such vacancies have been filled.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders, or until his successor is elected or appointed, unless that person's office is earlier vacated in accordance with the Articles of the Company or with the provisions of the *Business Corporations Act* (British Columbia) (the "**BCBCA**"). In the absence of instructions to the contrary, the accompanying Form of Proxy will be voted for the nominees herein listed. Management does not contemplate that any of these nominees will be unable to serve as a director.

The following table sets out the names of the management's nominees for election as directors, the country and province or state in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee's principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company, and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which each nominee exercises control or direction as of October 23, 2009:

Page 293

Name, Position, Province & Country of Residence[(1)]	Principal Occupations During Last Five Years[(1)]	Date of Appointment As a Director	Shares Beneficially Owned or Controlled[(1)]
Dr. Rui Feng Director [(2)(3)(4)] British Columbia, Canada	Chairman, CEO and Director of Silvercorp Metals Inc. since September 2003, CEO and Director of Pacific Metals Inc. from August 2000 to December 2002; Director of the Canada China Business Council - BC Chapter Board, Vice President of Canada-China Business Association.	Since May 12, 2004	1,437,500
The Honourable Jack Austin Chairman and Director [(2)(3)(4)] British Columbia, Canada	Chairman and Director of the Company; Advisor to Stern Partners Inc. and Silvercorp Metals Inc., Honorary Professor and Senior Fellow at the Institute of Asian Research at the University of British Columbia; Minister in Prime Minister Paul Martin's government 2003 to 2006.	Since May 13, 2008	Nil
Joanne Yan Director[(2)(3)(4)] British Columbia, Canada	Director of Hanfeng Evergreen Inc. since June 2004; Director and President of Red Dragon Resources Corp. since June 2006; Director of Zongshen PEM Power Systems Inc. since July 2004; Director of Hanwei Energy Services Corp. since October 2005; Director, CEO & CFO of JYW Capital Corp. since May 2006; Director of Yalian Steel Corporation since August 2007.	Since November 10, 2003	312,500
Ludgero Duarte CEO, President and Director British Columbia, Canada	President of MTAX Mineral Limited Partnerships since 1996; President of Maxy Gold Corp. from November 2003 to June 2004; Director of Pacific Minerals Corp. from May 2000 to July 2003.	Since August 1, 2006	301,300
Shating Shen Director Guangdong China	Former General Manager, Investment Department of Guangdong Venture Capital Group Co.; Managing Partner of Yatchshare Capital Partners International Ltd. from December 2007 to April 2008; Manager, Investment Development Department of GD HJ Investment Holdings Co., Ltd. Since December 2007.	Since March 26, 2008	Nil

(1) The information as to residence, principal occupation or employment and shares beneficially owned, directly or indirectly, or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.
(2) Denotes member of the Audit Committee.
(3) Denotes member of the Compensation Committee.
(4) Denotes member of the Corporate Governance and Nominating Committee.

No proposed director of the Company is, or within the 10 years prior to the date of this Management Information Circular, has been, a director, chief executive officer or chief financial officer of any company that while that person was acting in that capacity:

(a) was the subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b) was subject to an event that resulted, after the proposed director ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease trade or an order that denied the relevant company access to any exemption under securities legislation, for more than 30 consecutive days.

No proposed director of the Company is, or within the 10 years prior to the date of this Management Information Circular, has been, a director or executive officer of any company that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has individually, within the 10 years prior to this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

No proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

CORPORATE GOVERNANCE

Board of Directors

In compliance with the requirements of the BCBCA, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of the Company. In exercising their powers and discharging their duties, the directors are required to act honestly and in good faith with a view to the best interests of the Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting shareholders' interests and maximizing value for the shareholders of the Company.

The Board is responsible for approving long-term strategic plans and annual operating budgets recommended by Management. Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions. Any responsibility which is not delegated to management or to the committees of the Board remains with the Board. The Board meets and engages in discussions on a regular basis, as required by the state of the Company's affairs, and also from time to time as deemed necessary to enable it to fulfill its responsibilities.

The Company has reviewed its own corporate governance practices in light of National Instrument 58-101 – *Disclosure of Corporate Governance Practices* (**"NI 58-101"**) and National Policy 58-201 - *Corporate Governance Guidelines* (**"NP 58-201"**). Details of the Company's corporate governance practices are set out below. The Board is committed to sound corporate governance practices in the interest of its shareholders and to effective and efficient decision making. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses.

Composition of the Board of Directors

NP 58-201 recommends that the board of directors of a reporting issuer be composed of a majority of independent directors. During the most recently completed financial year, the Company has a majority of independent directors, Jack Austin, Joanne Yan and Shating Shen are "independent" within the meaning of NI 58-101. Dr Rui Feng is not considered independent as he is a consultant of the Company. Ludgero Duarte is not considered independent as he is the President and CEO, and a consultant of the Company.

The Company has taken steps to ensure that adequate structures and processes are in place to permit the Board to function independently of management. The size of the Company is such that all the Company's operations are conducted by a relatively small management team which is also represented on the Board. Any director may submit items for inclusion in the agenda of matters to be discussed at a meeting of the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis, as the independent directors are actively and regularly involved in reviewing the operations of the Company and has regular and full access to management.

Currently, the following directors serve on the following boards of directors of other public companies:

Director	Public Corporation Board Membership
Dr. Rui Feng	Silvercorp Metals Inc.
Joanne Yan	Hanfeng Evergreen Inc. Red Dragon Resources Corp. Zongshen PEM Power Systems Inc. Hanwei Energy Services Corp. JYW Capital Corp. Yalian Steel Corporation

Orientation and Education

The Company provides new directors with an orientation program upon joining the Company that includes copies of relevant financial, technical, geological and other information regarding its properties, as well as meetings with management.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and development, and to attend related industry seminars. Board members have full access to the Company's records.

Ethical Business Conduct

The Board has adopted a written code of business conduct and ethics (the "Code"). A copy of the Code may be obtained by contacting the Company at the address on the cover of this Management Information Circular and is also available on SEDAR at www.sedar.com.

When proposed transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, the directors are required to disclose any such interest and the persons who have such an interest are excluded from all discussion on the matter and are not permitted to vote on the proposal. All such interests in transactions or agreements involving senior management are dealt with by the Board, regardless of apparent immateriality.

Compensation Committee

The Compensation Committee is responsible for determining and approving compensation for directors and senior officers. Fees payable to management and directors have been determined using a number of factors, such as the nature and extent of the contributions by individual directors, and by direct comparison with other companies of similar size, complexity and risk profile.

We have a majority of independent directors serving on the Compensation Committee. The Compensation Committee is currently comprised of three directors. Jack Austin and Joanne Yan are independent. Dr Rui Feng is not considered independent as he is a consultant of the Company.

The Charter of the Compensation Committee is attached hereto as Schedule "A". A description of the responsibilities, powers and operation of the committee can be found therein.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is responsible for assisting the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement. The Corporate Governance and Nominating Committee works to ensure that the Board functions independently of management, that management is clearly accountable to the Board, and that procedures are in place to monitor the effectiveness of the performance of the Board, the Committees of the Board and individual directors.

We have a majority of independent directors serving on the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is comprised of three directors. Jack Austin and Joanne Yan are independent, Dr. Rui Feng is not considered independent for the reasons set out above.

The Charter of the Corporate Governance and Nominating Committee is attached hereto as Schedule "B". A description of the responsibilities, powers and operation of the committee can be found therein.

Nomination of Directors

The Corporate Governance and Nominating Committee is responsible for assisting the Board in respect of the nomination of directors and is required to identify new candidates for appointment to the Board. The Corporate Governance and Nominating Committee periodically examines the size and composition of the Board, with a view to determining the impact of the number of directors upon effectiveness and the appropriate number of directors to facilitate effective decision making. The identification of candidates is also made in the context of the existing competencies and skills which the Board, as a whole, does possess or determines it should possess. Members of the Board and representatives of the mining industry are often consulted for potential candidates. Once suitable candidates are identified, they are presented for consideration to the Board.

Assessments

The Corporate Governance and Nominating Committee and the Board annually, and at such other times as they deem fit, monitor the adequacy of information given to directors, communications between the Board and management, and the strategic direction and processes of the Board and its committees.

As part of the assessments, the Board and/or the committees may review their respective charter and conduct reviews of applicable corporate policies.

Each Board member is well-qualified through current or previous professions. Each member participates fully in each meeting, having in all cases been specifically canvassed for their input.

AUDIT COMMITTEE

Audit Committee Charter

A copy of the Charter of the Audit Committee is attached hereto as Schedule "C". A description of the responsibilities, powers and operation of the committee can be found therein.

Composition of the Audit Committee

We have a majority of independent directors serving on the Audit Committee. The current members of the Audit Committee are Dr. Rui Feng, Jack Austin and Joanne Yan. Jack Austin and Joanne Yan are considered independent pursuant to Multilateral Instrument 52-110 - Audit Committees ("MI 52-110"). Dr Rui Feng is not considered independent due to the fact that he is a consultant of the Company. All members of the Audit Committee are considered to be financially literate. The Audit Committee will be re-constituted after the Meeting.

Dr Rui Feng, Director

Dr. Feng has been Chairman and Chief Executive Officer of Silvercorp Metals Inc. since September 3, 2003. Silvercorp was listed as BC's 2nd fastest growing publicly traded company by Vancouver Sun in 2007. Silvercorp is China's largest primary silver producer. Silvercorp is listed on the TSX Exchange under the symbol SVM and is a component of the S&P/TSX Composite Index, the S&P/TSX Global Mining Index.

Dr. Feng has worked in the mineral resources industry as a geologist as well as an executive. He is an entrepreneur with extensive experience and track record in the successful exploration and acquisition mineral properties in China, and then turning them into profitable operations. Dr. Feng was the founder of several successful public listed companies in Canada over the last decades which made significant discoveries of mineral resources in China.

Dr. Feng obtained his Bachelor of Science and Master of Science degrees in Geology in China, and his Ph.D. in Geological Sciences from the University of Saskatchewan in Canada in 1992. He was awarded a Post Doctoral fellowship from National Engineering and Science Council of Canada from April 1992 to April 1993 to work as Research Scientist at the University of Montreal. From October 1993 to October 1994, Dr. Feng worked for the Institute of Sedimentary and Petroleum Geology of the Geological Survery of Canada in Calgary as research scientist.

Dr. Feng is a Director of the Canada China Business Council - BC Chapter Board, and Vice President of Canada China Business Association.

Jack Austin, Director

The Honourable Jack Austin, P.C., Q.C., B.A., LL.B., LL.M., Doc.Soc.Sci. (Hon), has over 40 years experience in law, business, finance, public service and politics. A graduate of the University of British Columbia in Economics and Law, and from Harvard Law School in International Trade Law, Mr. Austin has had a diversified and successful career. Mr. Austin has expertise in crosscultural communications and business development.

After serving as legal counsel to several senior mining companies, including Placer Dome and International Mineral Corporation, and to BC Hydro in the development of its Peace River and Columbia River power projects, Mr. Austin was President and CEO of two operating mining companies based in B.C. In May 1970, he was appointed Deputy Minister of Energy, Mines and Resources in Ottawa by Prime Minister Pierre Trudeau and served until May 1974 when he was appointed Prime Minister Trudeau's Chief of Staff. In August 1975, Mr. Austin was elevated to the Senate of Canada, representing British Columbia.

In 1981, Senator Austin was brought into the Federal Cabinet by Prime Minister Trudeau as Minister for Social Development; Minister for Expo 86; Minister for the Canada Development Investment Corporation (where he was responsible for projects such as Canadair; deHavilland; Eldorado; Nuclear; Uranium Canada; Fisheries Products; Massey Ferguson). On the election of Prime Minister Jean Chretien in early 1993, Senator Austin became President of the Canada China Business Council, serving until 2000, and as Deputy Chairman until entering the Martin Cabinet in 2003.

During his career, Senator Austin has served as an Adjunct Professor at the Faculty of Law at the University of British Columbia; President of the International Division of the Bank of British Columbia; President of Elite Insurance Company; President of Uranium Canada and a director of a number of public and private companies. Currently, he is an advisor to Stern Partners Inc., a private capital group based in Vancouver and holds an appointment as Honorary Professor and Senior Fellow at the Institute of Asian Research at the University of British Columbia.

Joanne Yan, Director

Ms Joanne Yan has over 15 years experience in advising and managing venture and growing companies and has played a significant role in the corporate financing and business development strategies between North American and Chinese companies. She has been a senior corporate executive and board member with a number of public companies in Canada.

External Auditor Services Fees

The Audit Committee has reviewed the nature and amount of the services provided by Deloitte & Touche LLP, Chartered Accountants to the Company to ensure auditor independence. Fees billed by external auditors for audit services in the last two fiscal years are outlined below:

Nature of Services	Year Ended June 30, 2009	Year Ended June 30, 2008
Audit Fees[1]	$50,000	$53,000
Audit-Related Fees[2]	Nil	Nil
Tax- Fees[3]	Nil	$8,000
All Other Fees[4]	1,200	Nil
Total	$51,200	$61,000

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" includes all other fees billed by the Company's auditors.

Exemptions

The Company is relying on the exemptions provided for in Section 6.1 of NI 52-110 in respect of the composition of its audit committee and in respect of certain reporting obligations under NI 52-110.

EXECUTIVE COMPENSATION

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the "**Named Executive Officers**" or "**NEOs**"):(a) the Company's Chief Executive Officer; (b) the Company's Chief Financial Officer; (c) each of the Company's three most highly compensated executive officers, or three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of the company, nor acting in a similar capacity, at the end of the most recently completed financial year.

Compensation Discussion & Analysis

The Company's executive compensation program is overseen by the Compensation Committee of the Board of Directors. See "Compensation Committee" for a description of the composition of the Compensation Committee. The committee is responsible for making recommendations to the Board with respect to the compensation of executive officers of the Company as well as with respect to the Company's stock option plan. The committee also assumes responsibility for reviewing and monitoring the long-term compensation strategy for the senior management of the Company.

In carrying out this mandate, the committee considers independent salary surveys complied by a large international accounting firm which are specific to mining and explorations companies, relative to both industry performance and overall company performance, and compares total compensation to compensation paid by comparable companies. Packages are structured to enhance shareholder value and provide incentives that are commensurate with desired performance.

The Company has employed a combination of base compensation and equity participation through its stock option plan. The Company does not offer securities purchase programs, performance bonuses, shares or units that are subject to restrictions on resale or other incentive plans, and, except for stock options, focuses on annual, rather than long-term, compensation.

The Compensation Committee attempts to ensure that the compensation packages for executive officers and the overall equity participation plan are in line with publicly listed mining and mineral exploration companies of a comparable size and with operations at a similar or a more advanced stage, however, there is no fixed formula, or objective criteria and analysis, or pre-determined set of peer companies that is used for this determination.

Base Compensation

In the committee's view, paying base compensation that is competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The Committee makes assessments by making reference to independent salary surveys, and comparing salaries with that of other Canadian mining companies with similar size as discussed above.

Short Term Incentive Plan

The Company does not maintain any Short Term Incentive Plans for its CEO or other Named Executive Officers.

Option-based Awards

The Company believes that encouraging its executive officers and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company's stock option plan. Stock options are granted to executive officers taking into account a number of factors, including the amount and terms of options previously granted, base compensation and performance bonuses, if any, and competitive factors. During the 2009 fiscal year, the Board granted to all optionees options to purchase a total of 1.2 million Common Shares, which represented 3.77% of the outstanding Common Shares of the Company at year-end.

All options granted were granted at or above market prices with a term of five years, and vesting in equal 6-month amounts over a three year vesting period.

Summary Compensation Table for Fiscal Year ended June 30, 2009

Name and principal position	Salary ($)	Share-based awards ($)	Option based awards ($)[5]	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
				Annual incentive plans	Long term incentive plans			
Dr. Rui Feng, Director and former President and CEO[1]	Nil	Nil	51,000	Nil	Nil	Nil	$72,000[2]	123,000
Ludgero Duarte, President, CEO, and Director[3]	Nil	Nil	68,000	Nil	Nil	Nil	$126,000[2]	194,000
Grace Soo, former CFO[4]	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Maria Tang, Interim CFO	Nil	Nil	8,500	Nil	Nil	Nil	Nil	Nil

(1) Dr. Rui Feng resigned as President and CEO of the Company in November 2008.

(2) Consulting and management fees payable.

(3) Ludgero Duarte was appointed to the President and CEO on November 28, 2008.

(4) Grace Soo resigned as CFO of the Company on September 30, 2008. Incentive stock options of which 13,000 exercisable at $0.88 per share expiring on August 28, 2011; and 37,000 exercisable at $1.25 per share expiring on November 30, 2011, all of the 50,000 incentive stock options were cancelled on March 31, 2009.

(5) The Company has adopted CICA 3870 Stock-based Compensation and Other Stock-based Payments to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model which requires the input of a number of assumptions. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. The key assumptions used to estimate the fair value of option granted during the year ended June 30, 2009 included expected dividend yield of $nil, expected weighted average stock price volatility of 126%, and expected weighted average risk free rate of 1.74%, and average expected life of 2.8 years.

Pension Plan Benefits

The Company does not provide any pension plan benefits.

Outstanding Share-based Awards and Option-based Awards

The following tables gives information regarding all option-based awards to the Named Executive Officers outstanding at the end of the most recently completed financial year. This includes option base-awards granted before the financial year ended June 30, 2009. The Company has no equity incentive plan for share-based awards.

Name	Option-based Awards			
	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)[1]
Dr. Rui Feng Director and former President and CEO	275,000	0.55	October 5, 2009	71,500
	217,500	0.56	March 8, 2011	54,375
	150,000	0.50	January 18, 2014	46,500
Ludgero Duarte President, CEO and Director	13,000	0.88	August 28, 2011	Nil
	187,000	1.25	November 30, 2011	Nil
	200,000	1.55	July 16, 2012	Nil
	200,000	0.50	January 18, 2014	62,000
Maria Tang Interim CFO	25,000	0.50	January 18, 2014	7,750

(1) The value of the unexercised in-the-money options is based on the market value, as reported by the TSX Venture Exchange, of $0.81 per common share as at June 30, 2009, net of the exercise price of the options.

Incentive Option - Plan Awards – Value Vested or Earned During the Year

The following table discloses the number of option-based grants to the Name Executive Officers that have vested during the fiscal year ended June 30, 2009 and provides the aggregate dollar value that would have been realized if these options had been exercised on the vesting date by determining the difference between the market price of the underlying securities and the exercise price of the options on the vesting date.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)[1]
Dr. Rui Feng Director and former President and CEO	Nil	Nil	Nil
Ludgero Duarte President, CEO and Director	22,866	Nil	Nil
Grace Soo former CFO	Nil	Nil	Nil
Maria Tang Interim CFO	Nil	Nil	Nil

(1) This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the common shares and the exercise price of the options on the vesting date.

Termination of Employment, Changes in Responsibility & Employment Contracts

The Company does not have any contract, agreement, plan or arrangement that provides for payments to a NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive) resignation, retirement, a change in control of the company or a change in a NEO's responsibilities.

Composition of the Compensation Committee

See "Compensation Committee" for a description of the composition of the Compensation Committee.

DIRECTOR COMPENSATION

Compensation for Directors

No cash compensation was paid to any director of the Company for the director's services as a director during the most recently completed financial year, other than the reimbursement of out-of-pocket expenses.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX-V. The following table sets out compensation paid to directors in the financial year ended June 30, 2009:

Name and principal position[(1)]	Fees earned ($)	Share-based awards ($)	Option based awards ($)[(2)]	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Joanne Yan	Nil	Nil	51,000	Nil	Nil	Nil	51,000
Shating Shen	Nil	Nil	51,000	Nil	Nil	Nil	51,000
Jack Austin	Nil	Nil	51,000	Nil	Nil	$30,000[(3)]	81,000

(1) Disclosure about compensation payable to Dr. Rui Feng and Ludgero Duarte in their capacities as directors of the Company has already been disclosed above under the heading "Summary Compensation Table".

(2) The Company has adopted CICA 3870 Stock-based Compensation and Other Stock-based Payments to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model which requires the input of a number of assumptions. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. The key assumptions used to estimate the fair value of option granted during the year ended June 30, 2009 included expected dividend yield of nil, expected weighted average stock price volatility of 126%, and expected weighted average risk free rate of 1.74%, and average expected life of 2.8 years.

(3) Fees payable to Chairman of the board of directors of the Company

Outstanding Share-based Awards and Option-based Awards

The following tables give information regarding all option-based awards to the directors of the Company outstanding at the end of the most recently completed financial year. This includes option base-awards granted before the financial year ended June 30, 2009. The Company has no equity incentive plan for share-based awards.

Name	Option-based Awards			
	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)[(1)]
Joanne Yan	150,000	0.50	January 18, 2014	46,500
	50,000[(2)]	0.55	October 05, 2009	13,000
	50,000	0.56	March 08, 2011	12,500
Shating Shen	150,000	0.50	January 18,2014	46,500
	200,000	1.85	March 25, 2013	Nil
Jack Austin	150,000	0.50	January 18, 2014	46,500
	200,000	3.05	May 12, 2013	Nil

(1) The value of the unexercised in-the-money options is based on the market value, as reported by the TSX Venture Exchange, of $0.81 per common share as at June 30, 2009, net of the exercise price of the options.

(2) 50,000 options were exercised at $0.55 on October 1, 2009.

Incentive Option - Plan Awards – Value Vested or Earned During the Year

The following table discloses the number of option-based grants to the directors of the Company that have vested during the fiscal year ended June 30, 2009 and provides the aggregate dollar value that would have been realized if these options had been exercised on the vesting date by determining the difference between the market price of the underlying securities and the exercise price of the options on the vesting date.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)[(1)]
Joanne Yan	Nil	Nil	Nil
Shating Shen	Nil	Nil	Nil
Jack Austin	Nil	Nil	Nil

(1) This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the common shares and the exercise price of the options on the vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is its stock option plan which was previously approved by the Shareholders and amendments to the plan were approved by the Shareholders on September 30, 2004, November 20, 2006, November 30, 2007. On November 28, 2008, an amendment to the Plan was approved by the shareholders to increase the maximum aggregate number of shares issuable pursuant to options granted under the Plan, inclusive of all other stock options outstanding from 4,000,000 to 5,000,000 (the "**Plan**").

The Plan has been established to attract and retain employees, consultants, officers or directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company. The Plan is administered by the directors and Compensation Committee of the Company. The Plan provides that the number of Shares issuable under the Plan may not exceed 20 percent of the issued and outstanding capital of the Company as of the date of shareholder approval. All options are subject to an 18 to 36 month vesting period from the date of the grant and have a term of not greater than five years.

The Company has an authorized capital of an unlimited number of common shares without par value, of which 31,904,988 common shares were issued and outstanding as fully paid and non-assessable as of October 23, 2009. A further 1,075,295 common shares have been reserved and allotted for issuance upon the due and proper exercise of certain incentive options and share purchase warrants outstanding as at the date hereof.

All of the common shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects. Each common share carries one vote per share at meetings of the shareholders of the Company. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. The common shares presently issued are not subject to any calls or assessments.

Under the Plan, the Company may grant options to purchase up to 5,000,000 common shares to directors, officers, employees and consultants. As of the date of this Management Information Circular, the Company has granted options to purchase 3,924,705 common shares at exercise prices from $0.35 to $3.05 per share and terms ranging from three to five years, with the last options expiring on January 18, 2014. Of the options granted, 2,812,715 remain outstanding.

No compensation plan under which equity securities of the Company are authorized for issuance was adopted without the approval of Shareholders.

The following table sets out equity compensation plan information as at the end of the financial year ended June 30, 2009.

Equity Compensation Plan Information as at June 30, 2009

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	3,251,715 common shares	$0.99	715,295 common shares
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,251,715 common shares	$0.99	715,295 common shares

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

During the Company's last completed financial year-ended June 30, 2009, no director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons has been indebted to the Company or any of its subsidiaries, nor has any of these individuals has been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Management Information Circular, during the most recently completed financial year, no informed person of the Company, nominee for election as a director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An 'informed person" means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as, it has purchased, redeemed or otherwise acquired any of its shares.

Option Agreement with Insider

In September 2004, the Company entered into an Option Agreement (**"Option Agreement"**) with Silvercorp Metals Inc., (**"Silvercorp"**) entitling the Company to acquire 100 percent of Silvercorp's wholly owned subsidiary SKN Nickel & Platinum Ltd. (**"SNP"**) and thereby the interest held by SNP in the Kang Dian Project, located in Sichuan Province, China. The Company's director, Dr. Rui Feng, is also the Chairman and CEO of Silvercorp. SNP has the right to acquire up to a 75 percent interest in the joint venture company holding exploration permits located in Sichuan Province, China. The permits and permit applications cover several Nickel-Copper-Platinum Group Metal prospects, collectively called the Kang Dian Property. Under the Option Agreement, a total of 6,500,000 of the Company's shares were issuable to Silvercorp (**"SVM Shares"**) at a deemed price of $0.375 per share in three tranches: 2,500,000 upon the issuance of a Bulletin by the TSX Venture Exchange accepting the transaction; a further 2,000,000 upon successful completion of the US$374,000 work program recommended under the technical report that had been completed on the Kang Dian Property; and the final 2,000,000 on completion of US$1,000,000 in funding obligations by SNP under the Option Agreement with one of the permit holders. As at September 30, 2006, all of the SVM Shares have been issued and the Company has acquired SNP as a subsidiary. The SVM Shares were subject to escrow for three years with quarterly releases. As at June 30, 2008, all of the shares were released. Pursuant to the Option Agreement, Silvercorp exercised its right to place a representative on the Company's Board and is represented by Dr. Rui Feng. Silvercorp currently holds 7,400,000 shares of the Company, being 23.19% of the issued and outstanding capital. Silvercorp's address is 1378 - 200 Granville Street, Vancouver, BC, V6C 1S4.

MATERIAL TRANSACTIONS SINCE JULY 1, 2008

Related Party Transactions

The following summarizes the Company's relationship with related parties:

	Year ended June 30,			
Transactions with related parties		**2009**		2008
Silvercorp Metals Inc. (a)	$	**202,755**	$	207,426
R. Feng Consulting Ltd. (b)		**72,000**		43,500
0799952 BC Ltd.(c)		**126,000**		120,000
	$	**400,755**	$	370,926

The transactions with related parties during the period were measured at the exchange amount, which is the amount of consideration established and agreed by the parties.

As at June 30, 2009, the balances with related parties, which are unsecured, non-interest bearing, and due on demand, are as follows:

Amount due to related parties		June 30, 2009		June 30, 2008
Silvercorp Metals Inc. (a)	$	**30,288**	$	20,459
R. Feng Consulting Ltd. (b)		-		6,000
	$	**30,288**	$	26,459

Amount due from a related party		June 30, 2009		June 30, 2008
Yunnan Jin Chang Jiang Mining Co. Ltd.(d)	$	-	$	2,391,258

(a) Silvercorp Metals Inc. ("SVM") has a director and an officer in common with the Company and shares office space and provides various general and administrative services to the Company.

On October 16, 2007, the Company entered into an agreement with SVM to formalize the methods and procedures for the allocation of general and administrative services and the office space rental. Pursuant to the agreement, SVM charges the Company: 1) employees' salaries and benefits, which are charged to the Company based on the actual hours worked for the Company; 2) 25% of its total office rental expense; 3) other general and administrative expenses and third party costs incurred on behalf of the Company on a cost-recovery basis.

On June 22, 2009 the Company entered into an agreement with SVM to replace the above mentioned agreement. The new agreement revised the allocation percentage of the office rental to 15% from the original allocation of 25%.

(b) During the year ended June 30, 2009, the Company incurred $72,000 (2008 - $43,500) consulting fees for consulting services rendered by R. Feng Consulting Ltd., a company controlled by a director of the Company.

(c) During the year ended June 30, 2009, the Company paid $126,000 (2008 - $120,000) to 0799952 BC Ltd., a company controlled by a director and an officer of the Company, for consulting services.

APPOINTMENT OF AUDITOR

It is proposed that Deloitte & Touche, LLP, Chartered Accountants of Vancouver, British Columbia be re-appointed as the auditors of the Company to hold office until the next annual meeting of the shareholders or until a successor is appointed, and that the directors be authorized to determine the auditor's remuneration. Deloitte & Touche, LLP was first appointed as the auditors of the Company on January 8, 2004, resigned at the request of the Company effective May 12, 2006 and were subsequently reappointed on July 26, 2006.

Unless otherwise specified, the persons named in the enclosed Form of Proxy will vote for the re-appointment of Deloitte & Touche, LLP, Chartered Accountants, of Vancouver, BC as auditor of the Company until the next Annual General Meeting of Shareholders, at a remuneration to be fixed by the directors.

MANAGEMENT CONTRACTS

There are no management functions of the Company that are to any substantial degree performed by a person or company other than the directors or executive/senior officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiaries.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

The only equity compensation plan which the Company has in place is its stock option plan (the "**Plan**") which was previously approved and amendments to the Plan were approved by the Shareholders on September 30, 2004,

November 20, 2006, November 30, 2007 and November 28, 2008. The Plan has been established to attract and retain employees, consultants, officers or directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company. The Plan is administered by the directors and Compensation Committee of the Company. The Plan provides that the number of Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements may not exceed 5,000,000. All options are subject to an 18 to 36 month vesting period from the date of the grant and have a term of not greater than five years.

Subject to obtaining approval from the TSX Venture Exchange, Shareholders will be asked at the Meeting to consider and, if thought fit, approve the following resolution to increase the number of Shares issuable under the Plan to 6,000,000, all other terms of the Plan will remain unchanged.

"RESOLVED, as an ordinary resolution, that;

1. The number of Shares issuable under the Plan be increased from 5,000,000 to 6,000,000, the same be and is hereby approved, ratified and confirmed; and

2. Any director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution."

Approval and Ratification of Acts of Directors and Officers

Shareholders will be asked to confirm, ratify and approve all acts, deeds, things done by, and the proceedings of the Directors and officers of the Company on behalf of the Company during the preceding year.

"RESOLVED, as an ordinary resolution, that:

1. Notwithstanding (i) any failure to properly convene, proceed with, or record any meeting of the Board of Directors or Shareholders of New Pacific Metals Corp. (the "Company") for any reason whatsoever, including, without limitation, the failure to properly waive or give notice of a meeting, hold a meeting in accordance with a notice of a meeting, have a quorum present at a meeting, sign the minutes of a meeting or sign a ballot electing a slate of directors; or (ii) any failure to pass any resolution of the directors or Shareholders of the Company or any articles of the Company for any reason whatsoever, all approvals, appointments, elections, resolutions, contracts, acts and proceedings enacted, passed, made done or taken since July 1, 2008 as set forth in the minutes of the meetings, or resolutions of the Board of Directors or Shareholders of the Company or other documents contained in the minute books and record books of the Company, or in the financial statements of the Company, and all actions heretofore taken in reliance upon the validity of such minutes, documents and financial statements, are hereby sanctioned, ratified, confirmed and approved; and

2. Without limiting the generality of the foregoing, all resolutions, contracts, acts and proceedings of the Board of Directors of the Company enacted, made, done or taken since the last annual general meeting as set forth or referred to in the minute books and record books of the Company or in the financial statements of the Company, are hereby approved, ratified and confirmed."

OTHER BUSINESS

Management of the Company knows of no other matters which will come before the Meeting, other than as set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgment exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting, or any adjournments thereof.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the System for Electronic Document Analysis and Retrieval (SEDAR), website at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended June 30, 2009. Shareholders may contact the Company at the address set out on the face page of this Management Information Circular to request free copies of the Company's financial statements and MD&A, alternatively they can be found at www.sedar.com and the Company's website at www.newpacificmetals.com.

BOARD APPROVAL

The contents of this Management Information Circular have been approved and its mailing has been authorized by the directors of the Company.

Dated at Vancouver, British Columbia, this 23rd day of October, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

"Ludgero Duarte"

Ludgero Duarte

President, CEO and Director

SCHEDULE "A"

CHARTER FOR THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS (the "Board") OF NEW PACIFIC METALS CORP.

(Adopted by the Board on October 19, 2005)

1.0 Purpose of the Committee

1.1 The purpose of the Compensation Committee is to assist the Board in discharging its duties relating to compensation of the executive officers of the Corporation.

2.0 Members of the Compensation Committee

2.1 The Compensation Committee shall consist, whenever possible, of no less than three Directors, a majority of whom shall be "independent" as defined under Multilateral Instrument 52-110, while the Company is in the developmental stage of its business. The members of the Committee shall be selected annually by the Board and shall serve at the pleasure of the Board.

3.0 Meeting Requirements

3.1 The Committee shall meet as necessary, but at least once each year, to enable it to fulfill its responsibilities. Without a meeting, the Committee may act by unanimous written consent of all members.

3.2 The Committee may meet by telephone conference call or by any other means permitted by law or the Company's by-laws. A majority of the members of the Committee shall constitute a quorum.

3.3 Minutes will be kept of each meeting of the Compensation Committee.

4.0 Committee Responsibilities

4.1 The Committee shall be responsible for:

i. reviewing and approving corporate goals and objectives relative to the compensation of senior management, evaluating senior management's performance in light of those goals and objectives, and making recommendations to the board with respect to senior management's compensation level based on this evaluation;

ii. making recommendations to the Board with respect to the compensation of other senior management and executive officers of the Company;

iii. reviewing the adequacy and form of the compensation and benefits of the directors in their capacity as directors of the Company to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director;

iv. reviewing and making periodic recommendations to the Board as to the general compensation and benefits policies and practices of the Company, including incentive compensation plans and equity based plans;

v. reviewing directors and officers compensation disclosure before the Company discloses this information;

vi. performing such other functions as the Board may from time to time assign to the Committee

vii. approving all special perquisites, special cash payments, bonuses and other special compensation and benefit arrangements for the Company's executive officers; and

viii. reviewing its charter from time to time and recommending any changes thereto to the Board.

5.0 Miscellaneous

5.1 Nothing contained in this Charter is intended to extend applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. The purposes and responsibilities outlined in this Charter are meant to serve as guidelines rather than as inflexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities.

SCHEDULE "B"

CHARTER FOR THE CORPORATE GOVERNANCE and NOMINATING COMMITTEE OF THE BOARD OF DIRECTORS (the "Board") OF NEW PACIFIC METALS CORP.

(Adopted by the Board on October 19, 2005)

1.0 Purpose of the Committee

1.1 The purpose of the Corporate Governance and Nominating Committee is to assist the Board in developing and monitoring the Company's approach to corporate governance issues.

2.0 Members of the Committee

2.1 The Corporate Governance and Nominating Committee shall consist of a minimum of three individuals, a majority of whom shall be Directors. At least two members of the Committee shall be "independent" as defined under Multilateral Instrument 52-110, while the Company is in the developmental stage of its business. The members of the Committee shall be selected annually by the Board and shall serve at the pleasure of the Board.

3.0 Meeting Requirements

3.1 The Committee shall meet as necessary, but at least once each year, to enable it to fulfill its responsibilities. Without a meeting, the Committee may act by unanimous written consent of all members.

3.2 The Committee may meet by telephone conference call or by any other means permitted by law or the Company's by-laws. A majority of the members of the Committee shall constitute a quorum.

3.3 Minutes will be kept of each meeting of the Committee.

4.0 Committee Responsibilities

4.1 The Committee shall be responsible for:

i. the Corporation's response to applicable rules, policies and guidelines respecting corporate governance matters;

ii. assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors on a periodic basis, which will include monitoring the quality of the relationship between management and the Board and recommending any improvements, if necessary;

iii. ensuring that, where necessary, appropriate structures and procedures are in place to ensure that the Board can function independently of management;

iv. preparing or reviewing any disclosure that must be made or approved by the Board that relates to corporate governance matters;

v. periodically examining the size and composition of the Board, with a view to determining the impact of the number of directors upon effectiveness, and making recommendations where appropriate to the Board as to any programs the Committee determines to be appropriate to reduce or increase the number of directors to a number which facilitates more effective decision making;

vi. developing, with the assistance of management, an orientation and education program for new recruits to the Board, where necessary;

vii. proposing new nominees to the Board and for assessing directors on an ongoing basis;

viii. considering questions as to the appropriateness of a director engaging an outside advisor at the expense of the Corporation in the circumstances required by applicable policies of the Board;

ix. succession planning, including appointing senior management and periodically receiving and considering recommendations from senior management regarding succession at senior management and other senior officer levels;

x. the adoption of a strategic planning process;

xi. the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;

xii. developing an investor relations and shareholder communications policy for the Company; and

xiii. reviewing its charter from time to time and recommending any changes thereto to the Board.

5.0 Miscellaneous

5.1 Nothing contained in this Charter is intended to extend applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. The purposes and responsibilities outlined in this Charter are meant to serve as guidelines rather than as inflexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities.

SCHEDULE "C"

CHARTER FOR THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS (the "Board") OF NEW PACIFIC METALS CORP.

(Adopted by the Board on October 19, 2005)

1.0 Purpose of the Committee

1.1 The Audit Committee represents the Board in discharging its responsibility relating to the accounting, reporting and financial practices of the Company and its subsidiaries, and has general responsibility for oversight of internal controls, accounting and auditing activities and legal compliance of the Company and its subsidiaries.

2.0 Members of the Committee

2.1 The Audit Committee shall consist of no less than three Directors a majority of whom shall be "independent" as defined under Multilateral Instrument 52-110, while the Company is in the developmental stage of its business. The members of the Committee shall be selected annually by the Board and shall serve at the pleasure of the Board.

2.2 At least one Member of the Audit Committee must be "financially literate" as defined under Multilateral Instrument 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of the accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

3.0 Meeting Requirements

3.1 The Committee will, where possible, meet on a regular basis at least once every quarter, and will hold special meetings as it deems necessary or appropriate in its judgment. Meetings may be held in person or telephonically, and shall be at such times and places as the Committee determines. Without meeting, the Committee may act by unanimous written consent of all members which shall constitute a meeting for the purposes of this charter.

3.2 A majority of the members of the Committee shall constitute a quorum.

4.0 Duties and Responsibilities

The Audit Committee's function is one of oversight only and shall not relieve the Company's management of its responsibilities for preparing financial statements which accurately and fairly present the Company's financial results and conditions or the responsibilities of the external auditors relating to the audit or review of financial statements. Specifically, the Audit Committee will:

(a) have the authority with respect to the appointment, retention or discharge of the independent public accountants as auditors of the Company (the "auditors") who perform the annual audit in accordance with applicable securities laws, and who shall be ultimately accountable to the Board through the Audit Committee;

(b) review with the auditors the scope of the audit and the results of the annual audit examination by the auditors, including any reports of the auditors prepared in connection with the annual audit;

(c) review information, including written statements from the auditors, concerning any relationships between the auditors and the Company or any other relationships that may adversely affect the independence of the auditors and assess the independence of the auditors;

(d) review and discuss with management and the auditors the Company's audited financial statements and accompanying Management's Discussion and Analysis of Financial Conditions ("MD&A"), including a discussion with the auditors of their judgments as to the quality of the Company's accounting principles and report on them to the Board;

(e) review and discuss with management the Company's interim financial statements and interim MD&A and report on them to the Board;

(f) pre-approve all auditing services and non-audit services provided to the Company by the auditors to the extent and in the manner required by applicable law or regulation. In no circumstances shall the auditors provide any non-audit services to the Company that are prohibited by applicable law or regulation;

(g) evaluate the external auditor's performance for the preceding fiscal year, reviewing their fees and making recommendations to the Board;

(h) periodically review the adequacy of the Company's internal controls and ensure that such internal controls are effective;

(i) review changes in the accounting policies of the Company and accounting and financial reporting proposals that are provided by the auditors that may have a significant impact on the Company's financial reports, and report on them to the Board;

(j) oversee and annually review the Company's Code of Business Conduct and Ethics;

(k) approve material contracts where the Board of Directors determines that it has a conflict;

(l) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding the audit or other accounting matters;

(m) where unanimously considered necessary by the Audit Committee, engage independent counsel and/or other advisors at the Company's expense to advise on material issues affecting the Company which the Audit Committee considers are not appropriate for the full Board;

(n) satisfy itself that management has put into place procedures that facilitate compliance with the provisions of applicable securities laws and regulation relating to insider trading, continuous disclosure and financial reporting;

(o) review and monitor all related party transactions which may be entered into by the Company; and

(p) periodically review the adequacy of its charter and recommending any changes thereto to the Board.

5.0 Miscellaneous

5.1 Nothing contained in this Charter is intended to extend applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. The purposes and responsibilities outlined in this Charter are meant to serve as guidelines rather than as inflexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities.

Page 313

SCHEDULE "D"

New Pacific Metals Corp.

(formerly Nu XMP Ventures Limited)

(the "Company")

INCENTIVE STOCK OPTION PLAN

Date of Plan: February 17, 2004

Amended: September 30, 2004,
November 20, 2006,
November 30, 2007,
November 28, 2008, and
November 27, 2009

TABLE OF CONTENTS

1. DEFINITIONS AND INTERPRETATION

1.1 Defined Terms

For the purposes of this Plan, the following terms shall have the following meanings:

(a) "Affiliate" has the meaning ascribed thereto by the Exchange;

(b) "Board" means the Board of Directors of the Company or, as applicable, a committee consisting of not less than 3 Directors of the Company duly appointed to administer this Plan;

(c) "Common Shares" means the common shares of the Company;

(d) "Consultant" means an individual who:

   (i) provides ongoing consulting, technical, management or other services to the Company or an Affiliate under a written contract with the Company or the Affiliate,

   (ii) possesses technical, business or management expertise of value to the Company or an Affiliate,

   (iii) in the opinion of the Company, spends or will spend a reasonable amount of time and attention on the business and affairs of the Company or an Affiliate, and

   (iv) has a relationship with the Company or an Affiliate that enables the Consultant to be knowledgeable about the business and affairs of the Company or the Affiliate,

   and includes a company of which a Consultant is an employee or shareholder and a partnership of which a Consultant is an employee or partner;

(e) "Company" means New Pacific Metals Corp. (formerly Nu XMP Ventures Limited);

(f) "Director" means a director of the Company or of an Affiliate;

(g) "Disinterested Shareholder Approval" has the meaning ascribed thereto by the Exchange in "Policy 4.4 – Incentive Stock Options" of the Exchange's Corporate Finance Manual;

(h) "Eligible Person" means a Director, Officer, Employee or Consultant, and includes an issuer all the voting securities of which are owned by Eligible Persons;

(i) "Employee" means an individual who:

   (i) is considered an employee of the Company or an Affiliate under the *Income Tax Act*, i.e. for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source,

   (ii) works full-time for the Company or an Affiliate providing services normally provided by an employee and who is subject to the same control and direction by the Company or the Affiliate over the details and method of work as an employee of the Company or the Affiliate, but for whom income tax deductions are not made at source, or

   (iii) works for the Company or an Affiliate on a continuing and regular basis for a minimum amount of time per week providing services normally proved by an employee and who is subject to the same control and direction by the Company or the Affiliate over the details and method of work as an employee of the

Company or the Affiliate, but for whom income tax deductions are not made at source;

(j) "Exchange" means the TSX Venture Exchange and any successor entity;

(k) "Expiry Date" means the last day of the term for an Option, as set by the Board at the time of grant in accordance with Section 5.2 and, if applicable, as amended from time to time;

(l) "Insider" has the meaning ascribed thereto by the Exchange;

(m) "Investor Relations Activities" has the meaning ascribed thereto by the Exchange;

(n) "Management Company Employee" means an individual who is employed by a person providing management services to the Company or an Affiliate which are required for the ongoing successful operation of the business enterprise of the Company or the Affiliate, but excluding a person providing Investor Relations Activities;

(o) "Officer" means an officer of the Company or of an Affiliate, and includes a Management Company Employee;

(p) "Option" means an option to purchase Common Shares pursuant to this Plan;

(q) "Other Share Compensation Arrangement" means, other than this Plan and any Options, any stock option plan, stock options, employee stock purchase plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including but not limited to a purchase of Common Shares from treasury which is financially assisted by the Company by way of loan, guarantee or otherwise;

(r) "Participant" means an Eligible Person who has been granted an Option;

(s) "Plan" means this Stock Option Plan.

1.2 <u>Interpretation</u>

(a) References to the outstanding Common Shares at any point in time shall be computed on a non-diluted basis.

2. ESTABLISHMENT OF PLAN

2.1 <u>Purpose</u>

The purpose of this Plan is to advance the interests of the Company, through the grant of Options, by:

(a) providing an incentive mechanism to foster the interest of Eligible Persons in the success of the Company and its Affiliates;

(b) encouraging Eligible Persons to remain with the Company or its Affiliates; and

(c) attracting new Directors, Officers, Employees and Consultants.

2.2 <u>Shares Reserved</u>

(a) The aggregate number of Common Shares that may be subject to issuance pursuant to Options granted under this Plan shall not exceed **6,000,000** Common Shares, LESS the aggregate number of Common Shares then reserved for issuance pursuant to any Other

Share Compensation Arrangement. For greater certainty, if an Option is surrendered, terminated or expires without being exercised, the Common Shares reserved for issuance pursuant to such Option shall be available for new Options granted under this Plan.

(b) If there is a change in the outstanding Common Shares by reason of any share consolidation or split, reclassification or other capital reorganization, or a stock dividend, arrangement, amalgamation, merger or combination, or any other change to, event affecting, exchange of or corporate change or transaction affecting the Common Shares, the Board shall make, as it shall deem advisable and subject to the requisite approval of the relevant regulatory authorities, appropriate substitution and/or adjustment in:

(i) the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to this Plan;

(ii) the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to any outstanding unexercised Options, and in the exercise price for such shares or other securities or property; and

(iii) the vesting of any Options, including the accelerated vesting thereof on conditions the Board deems advisable,

and if the Company undertakes an arrangement or is amalgamated, merged or combined with another corporation, the Board shall make such provision for the protection of the rights of Participants as it shall deem advisable.

(c) No fractional Common Shares shall be reserved for issuance under this Plan and the Board may determine the manner in which an Option, insofar as it relates to the acquisition of a fractional Common Share, shall be treated.

(d) The Company shall, at all times while this Plan is in effect, reserve and keep available such number of Common Shares as will be sufficient to satisfy the requirements of this Plan.

2.3 Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting such other incentive or compensation arrangements as it shall deem advisable.

2.4 Effective Date

This Plan shall be subject to the approval of any regulatory authority whose approval is required. Any Options granted under this Plan prior to such approvals being given shall be conditional upon such approvals being given, and no such Options may be exercised unless and until such approvals are given.

3. ADMINISTRATION OF PLAN

3.1 Administration

(a) This Plan shall be administered by the Board. Subject to the provisions of this Plan, the Board shall have the authority:

(i) to determine the Eligible Persons to whom Options are granted, to grant such Options, and to determine any terms and conditions, limitations and restrictions in respect of any particular Option grant, including but not limited to the nature and duration of the restrictions, if any, to be imposed upon the acquisition, sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events and the duration of the period, if any, in which any Participant's rights in respect of an Option or Common Shares acquired upon exercise of an Option may be forfeited;

(ii) to interpret the terms of this Plan, to make all such determinations and take all such other actions in connection with the implementation, operation and administration of this Plan, and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to this Plan, as it shall from time to time deem advisable, including without limitation for the purpose of ensuring compliance with Section 3.3 hereof.

(b) The Board's interpretations, determinations, guidelines, rules and regulations shall be conclusive and binding upon the Company, Eligible Persons, Participants and all other persons.

3.2 Amendment, Suspension and Termination

The Board may amend, subject to the approval of any regulatory authority whose approval is required, suspend or terminate this Plan or any portion thereof. No such amendment, suspension or termination shall alter or impair any outstanding unexercised Options or any rights without the consent of such Participant. If this Plan is suspended or terminated, the provisions of this Plan and any administrative guidelines, rules and regulations relating to this Plan shall continue in effect for the duration of such time as any Option remains outstanding.

3.3 Compliance with Legislation

(a) This Plan, the grant and exercise of Options hereunder and the Company's obligation to sell, issue and deliver any Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, policies, rules and regulations, to the policies, rules and regulations of any stock exchanges or other markets on which the Common Shares are listed or quoted for trading and to such approvals by any governmental or regulatory agency as may, in the opinion of counsel to the Company, be required. The Company shall not be obligated by the existence of this Plan or any provision of this Plan or the grant or exercise of Options hereunder to sell, issue or deliver Common Shares upon exercise of Options in violation of such laws, policies, rules and regulations or any condition or requirement of such approvals.

(b) No Option shall be granted and no Common Shares sold, issued or delivered hereunder where such grant, sale, issue or delivery would require registration or other qualification of this Plan or of the Common Shares under the securities laws of any foreign jurisdiction, and any purported grant of any Option or any sale, issue and delivery of Common Shares hereunder in violation of this provision shall be void. In addition, the Company shall have no obligation to sell, issue or deliver any Common Shares hereunder unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading.

(c) Common Shares sold, issued and delivered to Participants pursuant to the exercise of Options shall be subject to restrictions on resale and transfer under applicable securities laws and the requirements of any stock exchanges or other markets on which the Common Shares are listed or quoted for trading, and any certificates representing such Common Shares shall bear, as required, a restrictive legend in respect thereof.

4. OPTION GRANTS

4.1 Eligibility and Multiple Grants

Options shall only be granted to Eligible Persons. An Eligible Person may receive Options on more than one occasion and may receive separate Options, with differing terms, on any one or more occasions.

4.2 Option Agreement

Every Option may be evidenced by an option agreement executed by the Company and the Participant, which shall, if the Participant is an Employee, Consultant or Management Company Employee, contain a representation and warranty by the Company and such Participant that such Participant is a bona fide Employee, Consultant or Management Company Employee, as the case may be, of the Company or an Affiliate. In the event of any discrepancy between this Plan and an option agreement, the provisions of this Plan shall govern.

4.3 Limitation on Grants and Exercises

(a) **To any one person.** The number of Common Shares reserved for issuance to any one person in any 12 month period under this Plan and any Other Share Compensation Arrangement shall not exceed 5% of the outstanding Common Shares at the time of the grant, unless the Company is listed on Tier 1 of the Exchange and has obtained Disinterested Shareholder Approval to exceed such limit.

(b) **To Consultants.** The number of Common Shares reserved for issuance to any one Consultant in any 12 month period under this Plan and any Other Share Compensation Arrangement shall not exceed 2% of the outstanding Common Shares at the time of the grant.

(c) **To persons conducting Investor Relations Activities.** The aggregate number of Common Shares reserved for issuance to any persons conducting Investor Relations Activities in any 12 month period under this Plan and any Other Share Compensation Arrangement shall not exceed 2% of the outstanding Common Shares at the time of the grant.

(d) **To Insiders.** Unless the Company has received Disinterested Shareholder Approval to do so:

(i) the aggregate number of Common Shares reserved for issuance to Insiders under this Plan and any Other Share Compensation Arrangement shall not exceed 10% of the outstanding Common Shares at the time of the grant;

(ii) the aggregate number of Common Shares reserved for issuance to Insiders in any 12 month period under this Plan and any Other Share Compensation Arrangement shall not exceed 10% of the outstanding Common Shares at the time of the grant.

(e) **Exercises.** Unless the Company is listed on Tier 1 of the Exchange and has received Disinterested Shareholder Approval to do so, the number of Common Shares issued to any person within a 12 month period pursuant to the exercise of Options granted under this Plan and any Other Share Compensation Arrangement shall not exceed 5% of the outstanding Common Shares at the time of the exercise.

(f) **Exclusion.** For purposes of subsections (d) and (e) herein, any Common Shares reserved for issuance or issued to any person pursuant to this Plan and any Other Share Compensation Arrangement prior to the person becoming an Insider shall be excluded for purposes of the calculations in subsections (d) and (e) herein.

5. OPTION TERMS

5.1 Exercise Price

(a) Subject to a minimum exercise price of $0.10 per Common Share, the exercise price per Common Share for an Option shall not be less than the "Discounted Market Price", as calculated pursuant to the policies of the Exchange, or such other minimum price as may be required by the Exchange.

(b) If Options are granted within ninety days of a distribution by the Company by prospectus, then the exercise price per Common Share for such Option shall not be less than the greater of the minimum exercise price calculated pursuant to subsection (a) herein and the price per Common Share paid by the public investors for Common Shares acquired pursuant to such distribution. Such ninety day period shall begin:

(i) on the date the final receipt is issued for the final prospectus in respect of such distribution; and

(ii) in the case of a prospectus that qualifies special warrants, on the closing date of the private placement in respect of such special warrants.

5.2 Expiry Date

Every Option granted pursuant to this Plan shall have a term not exceeding, and shall therefore expire no later than, 5 years after the date of grant.

5.3 Vesting

(a) Subject to the subsections (b) and (c) herein and otherwise in compliance with the policies of the Exchange, the Board shall determine the manner in which an Option shall vest and become exercisable.

(b) Options granted to Consultants performing Investor Relations Activities shall vest over a minimum of 12 months with no more than 1/4 of such Options vesting in any 3 month period.

(c) If the Company is listed on Tier 2 of the Exchange and subsection 2.2(a) herein specifies a fixed number (i.e., not a rolling percentage) of Common Shares that may be reserved, allotted and issued pursuant to Options under this Plan which exceeds 10% of the greater of:

(i) the number of outstanding Common Shares on the date of shareholder approval for this Plan; and

(ii) the number of Common Shares which will be outstanding upon completion of a transaction occurring concurrently with shareholder approval for this Plan, always subject to the approval of the Exchange to use such post-transaction number of outstanding Common Shares as the basis for determining the percentage of outstanding Common Shares that can be reserved, allotted and issued pursuant to Options under this Plan,

then all Options shall vest and become exercisable over a period of not less than 18 months on a basis which shall not permit a majority of the Options to vest and become exercisable early in the vesting period rather than equally on a periodic basis, subject to such lesser vesting requirements as may be required from time to time pursuant to the policies of, or as may otherwise be permitted by, the Exchange.

5.4 Non-Assignability

Options may not be assigned or transferred.

5.5 Ceasing to be Eligible Person

(a) If a Participant who is an Officer, Employee or Consultant is terminated for cause, each Option held by such Participant shall terminate and shall therefore cease to be exercisable upon such termination for cause.

(b) If a Participant dies prior to otherwise ceasing to be an Eligible Person, each Option held by such Participant shall terminate and shall therefore cease to be exercisable no later than the earlier of the Expiry Date and the date which is six months after the date of the Participant's death, always provided that the Board may, in its discretion, extend the date of such termination and the resulting period in which such Option remains exercisable to a date not exceeding the earlier of the Expiry Date and the date which is twelve months after the date of the Participant's death.

(c) If a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant other than a Participant who is involved in investor relations activities will cease to be exercisable 90 days after the Termination Date. For Participants involved in investor relations activities, Options shall cease to be exercisable 30 days after the Termination Date.

(d) For greater certainty, if a Participant dies, each Option held by such Participant shall be exercisable by the legal representative of such Participant until such Option terminates and therefore ceases to be exercisable pursuant to the terms of this Section.

(e) If any portion of an Option is not vested at the time a Participant ceases, for any reason whatsoever, to be an Eligible Person, such unvested portion of the Option may not be thereafter exercised by the Participant or its legal representative, as the case may be, always provided that the Board may, in its discretion, thereafter permit the Participant or its legal representative, as the case may be, to exercise all or any part of such unvested portion of the Option that would have vested prior to the time such Option otherwise terminates and therefore ceases to be exercisable pursuant to the terms of this Section. For greater certainty, and without limitation, this provision will apply regardless of whether the Participant ceased to be an Eligible Person voluntarily or involuntarily, was dismissed with or without cause, and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a notice of termination for a period which would otherwise have permitted a greater portion of an Option to vest.

(f) Notwithstanding the foregoing, if the Company is listed on Tier 1 of the Exchange and a Participant ceases to be an Eligible Person in the circumstances set out in subsection (c) herein, the Board may, for any such Participant and in its discretion, extend the date of such termination and the resulting period in which the Option remains exercisable to a date not exceeding the Expiry Date.

6. EXERCISE PROCEDURE

6.1 Exercise Procedure

An Option may be exercised from time to time, and shall be deemed to be validly exercised by the Participant only upon the Participant's delivery to the Company at its registered office:

(a) a written notice of exercise addressed to the Corporate Secretary of the Company, specifying the number of Common Shares with respect to which the Option is being exercised;

(b) the originally signed option agreement or option certificate with respect to the Option being exercised (or if the Company is holding such original, confirmation of same);

(c) a certified cheque or bank draft made payable to the Company for the aggregate exercise price for the number of Common Shares with respect to which the Option is being exercised; and

(d) documents containing such representations, warranties, agreements and undertakings, including such as to the Participant's future dealings in such Common Shares, as counsel to the Company reasonably determines to be necessary or advisable in order to comply with or safeguard against the violation of the laws of any jurisdiction;

and on the business day following, the Participant shall be deemed to be a holder of record of the Common Shares with respect to which the Option is being exercised, and thereafter the Company shall, within a reasonable amount of time, cause certificates for such Common Shares to be issued and delivered to the Participant.

7. AMENDMENT OF OPTIONS

7.1 Consent to Amend

The Board may amend any Option with the consent of the affected Participant and the Exchange, including any shareholder approval required by the Exchange. For greater certainty, Disinterested Shareholder Approval is required for any reduction in the exercise price of an Option if the Participant is an Insider at the time of the proposed amendment.

7.2 Amendment Subject to Approval

If the amendment of an Option requires regulatory or shareholder approval, such amendment may be made prior to such approvals being given, but no such amended Options may be exercised unless and until such approvals are given.

8. MISCELLANEOUS

8.1 No Rights as Shareholder

Nothing in this Plan or any Option shall confer upon a Participant any rights as a shareholder of the Company with respect to any of the Common Shares underlying an Option unless and until such Participant shall have become the holder of such Common Shares upon exercise of such Option in accordance with the terms of the Plan.

8.2 No Right to Employment

Nothing in this Plan or any Option shall confer upon a Participant any right to continue in the employ of the Company or any Affiliate or affect in any way the right of the Company or any Affiliate to terminate the Participant's employment, with or without cause, at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any Affiliate to extend the employment of any Participant beyond the time which the Participant would normally be retired pursuant to the provisions of any present or future retirement plan of the Company or any Affiliate, or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Company or any Affiliate.

8.3 Governing Law

This Plan, all option agreements, the grant and exercise of Options hereunder, and the sale, issue and delivery of Common Shares hereunder upon exercise of Options shall be, as applicable, governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The Courts of the Province of British Columbia shall have the exclusive jurisdiction to hear and decide any disputes or other matters arising therefrom.

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Reporting Issuer

New Pacific Metals Corp. (the "Company")
Suite 1378 - 200 Granville Street
Vancouver, British Columbia
V6C 1S4

Item 2. Date of Material Change

July 5, 2010

Item 3. News Release

On July 5, 2010 the Company issued a news release with respect to this material change through Marketwire.

Item 4. Summary of Material Changes

On July 5, 2010, the Company announced that it intends to make an offer to acquire all of the issued and outstanding common shares of Tagish Lake Gold Corp. ("Tagish Lake").

Item 5. Full Description of Material Change

The Company announced that it intends to make an offer (the "Offer") to acquire all of the issued and outstanding common shares ("Tagish Lake Shares") of Tagish Lake in exchange for, at the election of each Tagish Lake shareholder, $0.06 in cash, 0.0822 of a common share of the Company (each whole share, a "New Pacific Share"), or a combination of 50% in cash and 50% in New Pacific Shares, per Tagish Lake Share. The Company is concurrently offering to purchase for cash the approximately $7.4 million in secured and unsecured debt on the books of Tagish Lake. Secured creditors of Tagish Lake (the "Secured Creditors") are being offered 100% of their proven claim amounts with no conditions, and unsecured creditors (the "Unsecured Creditors") are being offered 100% of their debt on the books of Tagish Lake subject to the fulfillment of certain conditions.

The Offer for the Tagish Lake Shares represents a premium of approximately 50% over Tagish Lake's closing share price on July 2, 2010, and a 50% premium to Tagish Lake's 20-day, and year to date, volume-weighted average closing price on the TSX Venture Exchange ("TSXV").

Tagish Lake is currently under court protection from creditors pursuant to an order of the Supreme Court of British Columbia under the *Companies Creditors Arrangement Act* ("CCAA") granted on April 9, 2010, as extended and amended on May 7, 2010.

Prior to announcing the Offer, the Company made a written proposal to the Board of Tagish Lake offering to immediately pay off and take an assignment of any outstanding secured loans and to agree not to enforce any security for at least one year, in conjunction with a friendly acquisition of Tagish Lake at $0.06 per Tagish Lake Share, pursuant to a statutory Plan of Arrangement.

Should the Company be successful in its proposed Offer, a priority will be to call an annual general meeting to elect directors as the last shareholder meeting was held in March 2007.

Full details of the Offer and the offer to the Secured Creditors and Unsecured Creditors will be contained in a formal offer and take-over bid circular to be filed with securities regulatory authorities and mailed to Tagish Lake shareholders and creditors. Copies of the Offer, offering circular and related documents will also be made available under the Company's filing on SEDAR at www.sedar.com.

The Company holds, through its wholly-owned subsidiary, 14,300,000 Tagish Lake Shares acquired at prevailing prices through the facilities of the TSXV, representing 9.9% of the current issued and outstanding capital of Tagish Lake.

The Company has secured a letter of credit in the amount of up to $10,000,000 with a shareholder of the Company. The letter of credit will bear interest at the Bank of Montreal prime rate plus 7% per annum, and the Company must pay an establishment fee of up to $350,000.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8. Executive Officer

For further information, please contact Rui Feng, President, at (604) 633-1368.

Item 9. Date of Report

This material change report is dated as of July 20, 2010.